As filed with the Securities and Exchange Commission on November 9, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISA INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	26-0267673
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 8999

San Francisco, California 94128-8999

(415) 932-2100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph W. Saunders

Chief Executive Officer and Chairman of the Board of Directors

Visa Inc.

P.O. Box 8999

San Francisco, California 94128-8999

Telephone: (415) 932-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mark L. Mandel S. Ward Atterbury Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113	Richard J. Sandler Joseph A. Hall Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$10,000,000,000	$307,000

(1)	Includes shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 9, 2007

             Shares

Class A Common Stock

This is Visa Inc.’s initial public offering. We are offering              shares of our class A common stock. We expect the initial public offering price to be between $             and $             per share.

Currently, no public market exists for our class A common stock. We will apply to list our class A common stock on the                      under the symbol “        .”

Investing in our class A common stock involves risks that are described in the “ Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Visa	$	$

To the extent that the underwriters sell more than              shares of class A common stock, the underwriters have the option to purchase up to an additional              shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     .

JPMorgan	Goldman, Sachs & Co.

Banc of America Securities LLC	Citi	HSBC	Merrill Lynch & Co.	UBS Investment Bank	Wachovia Securities

The date of this prospectus is

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Unless the context requires otherwise, reference to “Company,” “Visa,” “we,” “us” or “our” refers to Visa Inc. and its subsidiaries.

The registered trademarks of Visa Inc. and its subsidiaries include: “Bands Design—Blue, White & Gold;” “Dove” Design; “Interlink;” “Life Takes Visa;” “PLUS;” “Verified by Visa;” “Visa;” “Visa Classic;” “Visa Corporate;” “Visa Electron;” “Visa Fleet;” “Visa Infinite;” “Visa Mobile;” “VisaNet;” “Visa Platinum;” “Visa Purchasing;” “Visa Resolve OnLine;” “Visa ReadyLink;” “Visa Signature;” “Visa Vale;” “Winged V” Design; and “World’s Best Way to Pay.” Other trademarks used in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the rest of this prospectus, including the more detailed information in the financial statements and the unaudited pro forma condensed combined statements of operations and related notes, and the section entitled “Risk Factors,” before you decide to invest.

The Company

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. We provide financial institutions, our primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, our secure, centralized, global processing platform, enables us to provide financial institutions and merchants with a wide range of product platforms, transaction processing and related value-added services. Based on the size of our network, the strength of the Visa brand and the breadth and depth of our products and services, we believe we are the leading electronic payments company in the world.

Our business primarily consists of the following:

•	we own a family of well known, widely accepted payment brands, including Visa, Visa Electron, PLUS and Interlink, which we license to our customers for use in their payment programs;

•	we manage and promote our brands for the benefit of our customers through advertising, promotional and sponsorship initiatives and by encouraging card usage and merchant acceptance;

•

we offer a wide range of branded payments product platforms, which our customers use to develop and offer credit, debit, prepaid and cash access programs for cardholders (individuals, businesses and government entities);

•	we provide transaction processing services (primarily authorization, clearing and settlement) to our customers through VisaNet, our secure, centralized, global processing platform;

•	we provide various other value-added services to our customers, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services;

•	we develop new products and services to enable our customers to offer efficient and effective payment methods to their cardholders and merchants; and

•	we adopt and enforce a common set of rules adhered to by our customers to ensure the efficient and secure functioning of our payments network and the maintenance and promotion of our brands.

The following charts show a comparison of total volume and total transactions relative to our major competitors for the 2006 calendar year:

Source: The Nilson Report, issue 874 (February 2007) and issue 877 (April 2007).

Note: Excludes Visa Europe based on internal Visa data. Total volume is the sum of payments volume and cash volume. Payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks. Total transactions for Visa represent transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

We derive revenues primarily from card service fees, data processing fees and international transaction fees. We do not issue cards, set fees or determine interest rates that cardholders are charged for use of their cards. Our unaudited pro forma operating revenues were $3,727 million and $3,908 million for the nine months ended June 30, 2007 and fiscal 2006, respectively. Our unaudited pro forma net income was $771 million and $437 million for the nine months ended June 30, 2007 and fiscal 2006, respectively. Our pro forma non-U.S. operating revenues, based on the location of our financial institution customers, were $1,313 million and $1,200 million for the nine months ended June 30, 2007 and fiscal 2006, respectively, representing 35% and 31% of our pro forma total operating revenues for those periods.

Our Market Opportunity

Visa operates in the global payments industry, which is undergoing a major shift from paper-based payments, such as cash and checks, to card-based and other electronic payments. This shift has driven significant growth in card-based payments globally. According to The Nilson Report, global card purchase transactions grew at a compound annual growth rate, or CAGR, of 14% over the period from 2000 to 2006. The Nilson Report forecasts global card purchase transactions to increase at a CAGR of 11% from 2006 to 2012, with particularly strong growth in Asia/Pacific, Latin America and Middle East/Africa:

Total Transactions (billions)

Source: The Nilson Report, issue 866 (October 2006) and issue 885 (August 2007).

We believe that consumers are increasingly attracted to the convenience, security, enhanced services and rewards associated with electronic payments. We also believe that corporations and governments are shifting to electronic payments to improve efficiency, control and security, and that a growing number of merchants are accepting electronic payments to improve sales and customer convenience. Recent innovations such as contactless cards and mobile payments are also increasing the attractiveness of electronic payments. We believe this shift to electronic payment forms is a worldwide phenomenon; however, in many developing countries, it is at an early stage and will be accelerated by rising incomes, globalization of commerce and increased travel. We believe these trends represent a substantial growth opportunity for the global payments industry.

Our Competitive Strengths

We believe our competitive strengths include the following:

•

World’s Largest Payments Network. We operate the world’s largest retail electronic payments network. Visa-branded cards are accepted in more than 170 countries around the world. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We believe that merchants, cardholders and our financial institution customers benefit from the Visa cardholder base, which is the largest in the world, and our merchant acceptance network, which is unsurpassed globally.

•

Leading Global Brand. Visa is the world’s most recognized global financial services brand. We believe merchants, consumers and our financial institution customers associate our brand with trust, security, reliability, efficiency, convenience and empowerment. Our deep base of local market knowledge enables us to tailor our product and marketing programs to the particular needs of specific geographies. We believe that the strength of our brand enables us to increase card usage in existing and new market segments, develop and offer innovative payment products and services and enhance the utility of our payments network for all participants.

•

Scalable and Unique Global Payments Processing Platform. We own and operate VisaNet, our secure, centralized, global processing platform. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture, which enables us to provide real-time, value-added information to our customers. In addition, our centralized processing platform provides us the flexibility to develop, modify and enhance our products and services efficiently. VisaNet is highly reliable and processed more than 74 billion authorization, clearing and settlement requests in the 12 months ended March 31, 2007. We believe that the operating efficiencies that result from the scale of our processing network provide us with a significant cost advantage over our competitors.

•

Comprehensive Payment Products and Services. We provide our financial institution customers with a comprehensive suite of electronic payment products and services. Our product platforms encompass credit, debit, cash access and prepaid products for consumers, businesses and governments. These product platforms enable our customers to develop and customize their own payment programs to meet the needs of their cardholders and merchants. We also offer our customers issuer processing to support our debit and prepaid platforms, and we are the largest issuer processor of Visa debit transactions in the world. Additionally, we offer a broad range of value-added services such as risk management, loyalty services, dispute management and value-added information services, which are enabled by our secure, centralized, global processing platform.

•

Established and Long-Standing Customer Relationships. We have long-standing relationships with the majority of our customers and long-term contracts with many of our major customers, which provide us with a significant level of business stability. More than two-thirds of our financial institution customers have been our customers for longer than 10 years. We believe that our many years of close cooperation with our customers in developing new products, processing capabilities and value-added services have enabled us to establish strong relationships. By virtue of these relationships, we believe we are well-positioned to continue developing new products and services that anticipate the evolving needs of our customers.

Our Strategy

We seek revenue and profit growth by expanding our core payments business in new and established geographies and market segments, as well as by broadening our processing capabilities and value-added service offerings for payments and related opportunities. The key components of our strategy include:

•

Expand Our Network. We will continue to use an integrated product strategy to increase our share of business with our existing financial institution customers and to build relationships with new customers. Merchants are important to the growth of our business, and we seek to increase the value we bring to them in order to increase merchant acceptance and preference for Visa. We also seek to grow our network by encouraging active cardholder preference for Visa through continual improvement of the convenience, value and security of our products. By focusing on expanding the number of merchants and cardholders in our network, we increase the value we provide to our financial institution customers.

•

Expand into New and High Growth Geographies and Market Segments. We will continue to globalize our product and service offerings and to expand acceptance of our core products in new and high growth geographies and market segments, including new consumer and merchant segments in our established markets. We believe there is a significant opportunity to expand the usage of our products and services in high growth geographies in which we currently have a presence, such as the Asia Pacific, Latin America and Caribbean, and Central and Eastern Europe, Middle East and Africa regions. We have introduced a full suite of product platforms and value-added processing services that enable our customers to drive Visa products to a wide range of consumers and businesses. We will also continue to expand Visa acceptance in merchant segments that have traditionally not accepted electronic payments, such as quick-service restaurants and bill payment merchants.

•

Develop and Offer Innovative Products and Services. We will continue to provide new products and services and increase the functionality, utility and cost-effectiveness of our existing products and services. VisaNet provides flexibility to quickly customize current offerings and rapidly develop, deploy and drive adoption of new products and services. We will continue to upgrade or modify existing products to take advantage of market opportunities and generate growth. We also intend to continue making significant investments in new technologies to strengthen our position in emerging forms of payment, including contactless and mobile devices. In addition, we will continue to introduce value-added processing services, which we believe increase network utility.

•

Strengthen and Grow Visa’s Brand Leadership. We will continue to invest in order to maintain Visa’s position as the world’s most recognized global financial services brand. We will focus on a combination of integrated global and local investments to increase consumer and business brand awareness. We will seek to maximize return on our investment by optimizing the mix of spending across our media channels, sponsorships, co-brand relationships and other marketing properties.

The Recent Reorganization

Prior to our October 2007 reorganization, Visa operated as five corporate entities related by ownership and membership: Visa U.S.A., Visa International (comprising the operating regions of Asia Pacific (AP), Latin America and Caribbean (LAC), and Central and Eastern Europe, Middle East and Africa (CEMEA)), Visa Canada, Visa Europe and Inovant, which operated the VisaNet transaction processing system and other related processing systems. Each of Visa U.S.A., Visa Canada, Visa Europe, Visa AP, Visa LAC and Visa CEMEA operated as a separate geographic regional association of its member financial institutions and administered Visa programs in its respective region.

In order to respond to industry dynamics and enhance Visa’s ability to compete, Visa undertook a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization. In the reorganization, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

We believe that the reorganization provides us with several significant strategic benefits. It allows us to increase our operational efficiency and enhances our ability to deliver more innovative products and services to financial institutions, merchants and cardholders on a global basis. The reorganization allows us to centralize and streamline our strategy and decision making. At the same time, we believe that the reorganization preserves and reinforces the advantages that have made Visa the largest retail electronic payments network in the world.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including, but not limited to, those arising from regulatory scrutiny, legal proceedings seeking substantial damages, competitive and economic factors, and operational breakdowns. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock.

Corporate Information

The address for our principal executive office is P.O. Box 8999, San Francisco, California 94128-8999, and our telephone number is (415) 932-2100. Our web site address is www.visa.com. This is a textual reference only. The information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	shares of class A common stock

Option to purchase additional shares	shares of class A common stock

Common stock outstanding after this offering

In connection with our October 2007 reorganization and in order to implement our retrospective responsibility plan, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

Class A common stock is being offered to the public pursuant to this prospectus. Class B common stock is held by financial institution customers that are members of Visa U.S.A. Class C (series I) common stock is held by financial institution customers that are associated with Visa Canada and our AP, LAC and CEMEA regions. Class C (series II, III and IV) common stock is held by Visa Europe.

A portion of our class B and class C common stock is subject to mandatory redemption pursuant to our amended and restated certificate of incorporation. We intend to redeem              shares of class B common stock and              shares of class C (series I) common stock promptly following the closing of this offering. See “Use of Proceeds.” Giving effect to these redemptions, the number of shares outstanding and the number of shares of class A common stock issuable upon conversion of the class B and class C common stock immediately following this offering would be:

Immediately Following this Offering
Common Stock	Shares Outstanding	Class A Common Stock Outstanding or Issuable Upon Conversion of Class B and Class C Common Stock
Class A
Class B
Class C (series I, III and IV)
Class C (series II)

Total

In the table above, the number of shares of class A common stock issuable upon the conversion of class B and class C common stock gives effect to the adjustment to the conversion rate of the class B common stock in connection with the establishment of the escrow fund as contemplated by our retrospective responsibility plan. See “Use of Proceeds” and “Business—Retrospective Responsibility Plan.”

We intend to redeem in October 2008 all class C (series II) common stock and              shares of class C (series III) common stock, after which all remaining class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis. Giving pro forma effect to the transactions described above and the October 2008 redemption and subsequent conversion as if each occurred promptly following the closing of this offering, the number of shares outstanding and the number of shares of class A common stock issuable upon the conversion of the class B and class C common stock would be:

Pro Forma October 2008
Common Stock	Shares Outstanding	Class A Common Stock Outstanding or Issuable Upon Conversion of Class B and C Common Stock
Class A
Class B
Class C

Total

The October 2008 pro forma amounts in the table above do not give effect to any issuance of shares of class A common stock or other securities, including issuances under our equity compensation plan, or any repurchases of common stock that we may effect, after this offering.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $            , or $             if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses.

We intend to deposit $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), into an escrow account from which settlements of, or judgments in, the covered litigation described under “Business—Retrospective Responsibility Plan” will be payable.

Promptly following the closing of this offering, we intend to use $ of the net proceeds to redeem shares of class B common stock and shares of class C (series I) common stock.

We will use the balance of the net proceeds for general corporate purposes, which may include funding the $1.146 billion aggregate redemption price for all of the class C (series II) common stock, which we intend to redeem in 2008, and the $            aggregate redemption price for              shares of class C (series III) common stock, which we will be required to redeem in October 2008 in accordance with our amended and restated certificate of incorporation.

Sale and transfer restrictions on class B and class C common stock

The class B common stock is not transferable until the later of the third anniversary of the closing of this offering and the date on which all of the covered litigation has been finally resolved, although our board of directors may make exceptions to this transfer restriction after resolution of all covered litigation.

The class C common stock is not transferable until the third anniversary of the closing of this offering, although our board of directors may make exceptions to this transfer restriction.

These transfer restrictions are subject to limited exceptions, including transfers to another holder of the same class of each respective security.

Conversion of class B and class C common stock

After termination of the restrictions on transfer described above, the class B or class C common stock will be convertible into class A common stock if transferred to a person that was not, immediately after the reorganization, a Visa member. Upon such transfer, each share will automatically convert into a number of shares of class A common stock based upon the applicable conversion rate in effect at the time of such transfer.

Immediately after this offering, the conversion rate applicable to each share of class B common stock will be              shares of class A common stock per share of class B common stock and the conversion rate applicable to each share of class C common stock will be one-to-one, in each case subject to adjustments for stock splits, stock dividends, recapitalizations and similar transactions. The conversion rate applicable to our class B common stock may be further adjusted in connection with our retrospective responsibility plan.

Retrospective responsibility plan; adjustment of conversion rate of class B common stock

Our retrospective responsibility plan is designed to address potential liabilities arising from certain litigation that we refer to as the “covered litigation.” We developed our capital structure to implement a key principle of the retrospective responsibility plan, which is that liability for the covered litigation would remain with the members of Visa U.S.A. Pursuant to the retrospective responsibility plan, following the closing of this offering we will establish the escrow account referred to above from which settlements of, or judgments in, the covered litigation will be payable. The class B common stock that is retained by Visa U.S.A. members and not redeemed out of the net proceeds of this offering will be diluted to the extent of the initial amount of the escrow account through an adjustment to the conversion rate. As a result, immediately following this offering the conversion rate applicable to each share of class B common stock will be              shares of class A common stock per share of class B common stock. After the closing of this offering, we may conduct additional sales of class A common stock in order to increase the size of the escrow account under certain circumstances, in which case the conversion rate of the class B common stock will be subject to additional dilutive adjustments to the extent of the proceeds from those sales. See “Business—Retrospective Responsibility Plan” and “Description of Capital Stock—Conversion.”

Underwriter lock-up agreements

We, and our officers and directors, have agreed that we and they will not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for our common stock for a period of 180 days after the date of this prospectus.

In addition, we have agreed that our board of directors will not waive any of the transfer restrictions described under “—Sale and transfer restrictions on class B and class C common stock” during such 180-day period.

Voting rights	Each share of class A common stock will entitle its holder to one vote.

Holders of class B and class C common stock will not have voting rights, except in the case of certain extraordinary transactions and as may be required under Delaware law. In those cases, each share will entitle its holder to vote on an as-converted basis, which means that each holder will be entitled to a number of votes equal to the number of shares of class B or class C common stock held multiplied by the applicable conversion rate.

Dividend rights

Holders of class A, class B and class C common stock are entitled to share ratably in dividends or distributions paid on the common stock, on an as-converted basis in the case of class B and class C common stock.

Dividend policy

Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $             per share of class A common stock (representing a quarterly rate initially equal to $             per share) commencing with the quarter ended                      , 2008. Our class B and class C common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board deems relevant.

Risk factors	See “Risk Factors” beginning on page 14 of this prospectus for a discussion of risks you should carefully consider before deciding to invest in the class A common stock.

The class A common stock outstanding after the offering excludes              shares reserved for issuance as of                     , 2007 under our 2007 Equity Incentive Compensation Plan of which options to purchase              shares at the price per share in this offering had been granted.

Except as otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share of class A common stock (the midpoint of the range set forth on the cover of this prospectus); and

•	assumes no exercise by the underwriters of their right to purchase up to an additional shares.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL AND OTHER DATA

In October 2007, we completed a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. The statements of operations data set forth below are derived from our unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2007 and fiscal 2006, which give effect to the reorganization and this offering, including the application of use of proceeds, as if each had occurred on October 1, 2005. The balance sheet data set forth below are derived from our audited balance sheet as of October 1, 2007. Amounts in the “as adjusted” column give effect to this offering, including the application of use of proceeds, as if it occurred on October 1, 2007.

The summary financial and other data set forth below should be read in conjunction with the information under “Unaudited Pro Forma Condensed Combined Statements of Operations,” “Overview of Financial Condition and Results of Operations of Visa Inc.” and the consolidated financial statements of Visa Inc., Visa U.S.A. and Visa International included elsewhere in this prospectus.

	Pro Forma Visa Inc.
	Nine Months Ended June 30, 2007	Fiscal Year Ended September 30, 2006
	(unaudited)
	(in millions, except percentages)
Statements of Operations Data:
Card service fees(1)	$1,760	$2,057
Data processing fees	1,193	1,412
Volume and support agreements	(499)	(890)
International transaction fees	735	791
Other revenues	538	538

Total operating revenues	$3,727	$3,908
Personnel	835	1,010
Facilities	78	106
Network, EDP and communications	358	473
Advertising, marketing and promotion	694	943
Professional and consulting fees	395	418
Administrative and other	109	231
Litigation obligation provision	15	23

Total operating expenses	$2,484	$3,204

Operating income	1,243	704
Other income, net	63	30
Income tax expense	535	297

Net income	$771	$437

Other Financial Data:
Operating income as percent of operating revenues	33.4%	18.0%
Depreciation and amortization	$163	$245

(1)	Card service fees in a given quarter are assessed based on payments volume in the prior quarter. Payments volume data for the 12-month period ending June 30 is used as the basis for recording card service fees for the fiscal year ending September 30. Payments volume data for the nine-month period ending March 31 is used as the basis for recording card service fees for the nine-month period ending June 30. See “—Statistical Data” in the table below.

	Pro Forma Visa Inc.
	Nine Months Ended March 31, 2007(1)	Twelve Months Ended June 30, 2006(1)
	(unaudited)
	(in millions, except percentages)
Statistical Data(2)
Payments volume(3)
Credit	$924,703	$1,122,905
Year-over-year change	11%	13%
Debit	$532,665	$643,450
Year-over-year change	13%	24%
Commercial and other	$202,382	$231,095
Year-over-year change	19%	23%
Total payments volume	$1,659,750	$1,997,450
Year-over-year change	12%	18%
Cash volume(4)	$889,067	$1,000,520
Year-over-year change	19%	20%
Total volume(5)	$2,548,817	$2,997,970
Year-over-year change	15%	18%

Total transactions(6)	32,375	38,530
Year-over-year change	14%	19%

(1)	Year-over-year change for the 12-month period ended June 30, 2006 and the nine-month period ended March 31, 2007 represents change compared to the same period in the prior year.
(2)	The statistical data in this table are based on quarterly operating certificates from Visa’s customers and are unaudited.
(3)	Payments volume is the total monetary value of transactions for goods and services purchased with our cards. Card service fees corresponding to payments volume in a fiscal quarter are recorded in the next fiscal quarter. See footnote (1) on prior page.
(4)	Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.
(5)	Total volume is the sum of payments volume and cash volume.
(6)	Total transactions represents transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

Visa Inc.
As of October 1, 2007
	Actual	As Adjusted
(unaudited)
(in millions)
Balance Sheet Data:
Cash and cash equivalents	$	$
Short-term investment securities, available-for-sale
Restricted cash
Total assets
Total debt
Total accrued litigation obligation
Total liabilities, including class C (series III) common stock
Temporary equity, consisting of class C (series II) common stock
Total equity

RISK FACTORS

An investment in our class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this prospectus before investing in our class A common stock. Any of the following risks, if realized, could materially and adversely affect our revenues, operating results, profitability, financial condition, prospects for future growth and overall business. In that case, the trading price of our class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Legal and Regulatory Risks

Interchange fees are subject to significant legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenues, our prospects for future growth and our overall business.

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange fees are typically paid to issuers, which are the financial institutions that issue Visa cards to cardholders, by acquirers, which are the financial institutions that offer Visa network connectivity and payments acceptance services to merchants, in connection with transactions initiated with cards in our payments system. We set default interchange rates in the United States and some other regions, although our customers may choose to establish different bilateral or multilateral interchange rates. In certain jurisdictions, default interchange rates are set by the government and not by us. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. Interchange fees are often the largest component of the costs that acquirers charge merchants in connection with the acceptance of payment cards. We believe that interchange fees are an important driver of system volume.

As the volume of card-based payments has increased in recent years, interchange fees, including our default interchange rates, have become subject to increased regulatory scrutiny worldwide. We believe that regulators are increasingly adopting a similar approach to interchange fees, and, as a result, developments in any one jurisdiction may influence regulatory approaches in other jurisdictions.

Interchange fees have been the topic of recent committee hearings in the U.S. House of Representatives and the U.S. Senate, as well as conferences held by a number of U.S. federal reserve banks. In addition, the U.S. House of Representatives has passed a bill that would commission a study by the Federal Trade Commission of the role of interchange fees in alleged price gouging at gas stations. Individual state legislatures in the United States are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction. In addition, the Merchants Payments Coalition, a coalition of trade associations representing businesses that accept credit and debit cards, is mounting a challenge to interchange fees in the United States by seeking legislative and regulatory intervention.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of other jurisdictions, including the European Union, Australia, Brazil, Colombia, Germany, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sweden, Switzerland and the United Kingdom. For example:

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The Reserve Bank of Australia has made regulations under legislation enacted to give it powers over payments systems. A regulation controls the costs that can be considered in setting interchange fees for Visa credit and debit cards, but does not regulate the merchant discount charged by any payment system, including competing closed-loop payments systems.

•	New Zealand’s competition regulator, the Commerce Commission, filed a civil claim alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International,

MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. A group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief.

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In March 2006, Banco de México, the central bank of Mexico, reached an agreement with the Mexican Banks Association to implement a new, value-based interchange methodology. As part of Banco de México’s transparency policies, details of the new interchange rates have been publicly disclosed and are available on Banco de México’s web site.

If we cannot successfully defend our ability to set default interchange rates to maximize system volume, our payments system may become unattractive to issuers and/or acquirers. This result could reduce the number of financial institutions willing to participate in our open-loop multi-party payments system, lower overall transaction volumes and/or make closed-loop payments systems or other forms of payment more attractive. Issuers could also begin to charge higher fees to consumers, thereby making our card programs less desirable and reducing our transaction volumes and profitability. Acquirers could elect to charge higher merchant discount rates to merchants, regardless of the level of Visa interchange, leading merchants not to accept cards for payment or to steer Visa cardholders to alternate payment systems. In addition, issuers or acquirers could attempt to decrease the expense of their card programs by seeking incentives from us or a reduction in the fees that we charge. Any of the foregoing could have a material adverse impact on our revenues, operating results, prospects for future growth and overall business.

A finding of liability in the interchange litigation may result in substantial damages.

Since 2005, approximately 50 class action and individual complaints have been filed on behalf of merchants against Visa U.S.A., Visa International, MasterCard and other defendants, including certain Visa U.S.A. member financial institutions, which we refer to as the interchange litigation. Among other antitrust allegations, the plaintiffs allege that Visa U.S.A.’s and Visa International’s setting of default interchange rates violated federal and state antitrust laws. The lawsuits have been transferred to a multidistrict litigation in the U.S. District Court for the Eastern District of New York. The class action complaints have been consolidated into a single amended class action complaint and the individual complaints are also being consolidated in the same multidistrict litigation. A similar case, filed in 2004, is on appeal by plaintiffs after having been dismissed with prejudice, and has not been transferred to the multidistrict litigation.

The plaintiffs in the interchange litigation seek damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief. The plaintiffs have not yet quantified the damages they seek, although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars. Because these lawsuits were brought under the U.S. federal antitrust laws, any actual damages will be trebled and Visa U.S.A. and/or Visa International may be subject to joint and several liability among the defendants if liability is established, which could significantly magnify the effect of any adverse judgment. The interchange litigation is part of the covered litigation, which our retrospective responsibility plan is intended to address; however, the retrospective responsibility plan may not adequately insulate us from the impacts of settlements or judgments in the interchange litigation. Failure to successfully defend or settle the interchange litigation would result in liability that to the extent not covered by our retrospective responsibility plan could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent. In addition, even if our direct financial exposure were covered by our retrospective responsibility plan, settlements or judgments involving the multidistrict litigation could include restrictions on our ability to conduct business, which could increase our cost of doing business and limit our prospects for future growth. See “Business—Retrospective Responsibility Plan—Covered Litigation—The Interchange Litigation.”

A finding of liability in the Discover litigation may result in substantial damages.

In 1998, the U.S. Department of Justice filed suit against Visa U.S.A., Visa International and MasterCard International in the U.S. District Court for the Southern District of New York. The suit alleged, among other things, that Visa U.S.A. restrained competition by prohibiting its member financial institutions from issuing certain payment cards that compete with Visa-branded cards (such as American Express or Discover), which we refer to as competing payment cards. The district court held that the prohibition constituted an unlawful restraint of trade under the U.S. federal antitrust laws, and this decision was affirmed by the Second Circuit Court of Appeals. In 2004, the U.S. Supreme Court denied our petition for certiorari, thereby exhausting all avenues for further appeal in this case. As a result of this judgment, the Visa U.S.A. bylaw that provided for the prohibition became unenforceable in October 2004 and was subsequently repealed.

Discover filed suit against Visa U.S.A., Visa International and MasterCard International, alleging that prohibiting member financial institutions from issuing competing payment cards caused it injury under the U.S. federal antitrust laws. Discover has requested that the district court give collateral estoppel effect to the court’s findings in the judgment of the 1998 Department of Justice litigation. Although the district court denied that request when made at the outset of the litigation, the district court indicated it would entertain a motion by Discover for collateral estoppel at a later time. If the court were to give collateral estoppel effect to one or more issues, significant elements of Discover’s claims would be established, making it more likely that Visa U.S.A. and Visa International could be found liable and that Discover would be awarded damages. Even if the court declines to give collateral estoppel effect to any of these issues, Discover may nevertheless be successful in establishing these issues in subsequent proceedings. On July 24, 2007, Discover served an expert report purporting to demonstrate that it had incurred substantial damages. Because this lawsuit was brought under the U.S. federal antitrust laws, any actual damages will be trebled and Visa U.S.A. and Visa International may be subject to joint and several liability among the defendants if liability is established, which could significantly magnify the effect of any adverse judgment.

American Express filed a suit similar to the Discover litigation against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions. The American Express lawsuit is part of the covered litigation, which our retrospective responsibility plan is intended to address. We, Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. The settlement agreement in the American Express litigation will be funded through our retrospective responsibility plan.

The Discover lawsuit is also part of the covered litigation. The retrospective responsibility plan may not adequately insulate us from the impacts of settlements of, or judgments in, the Discover lawsuit. Failure to successfully defend against or settle these lawsuits would result in liability that to the extent not covered by our retrospective responsibility plan could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent. See “Business—Retrospective Responsibility Plan—Covered Litigation.”

Our retrospective responsibility plan may not adequately insulate us from the impact of settlements and judgments in the covered litigation and will not insulate us from other pending or future litigation.

Our retrospective responsibility plan is intended to address monetary liabilities from settlements of, or final judgments in, the litigation described under the heading “Business—Retrospective Responsibility Plan—Covered Litigation.” The plan consists of several related mechanisms to fund settlements of, or judgments in, the covered litigation, including an escrow account funded with a portion of the net proceeds of our initial public offering and potential follow-on offerings of our common stock, a loss sharing agreement, a judgment sharing agreement and the indemnification obligation of Visa U.S.A. members pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements. These mechanisms are unique and complex. If we are prevented from using one or more of these mechanisms under our retrospective responsibility plan, we could have difficulty funding the payment of a settlement or final judgment against us in a covered litigation, which could have a material adverse effect on our results of operations, financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent.

The retrospective responsibility plan does not address litigation other than the covered litigation that we currently face, including state court litigation relating to interchange, and will not cover litigation that we may face in the future, except for cases that include claims for damages relating to the period prior to our initial public offering that are transferred for pre-trial proceedings or otherwise included in the interchange litigation. In addition, our retrospective responsibility plan is designed to cover only the potential monetary liability from settlements of, or judgments in, the covered litigation. Settlements and judgments in covered litigation may require us to modify the way we do business in the future, which could adversely affect our revenues, increase our expenses and/or limit our prospects for growth. Therefore, even if our retrospective responsibility plan adequately safeguards us from the monetary impact of settlements of, or judgments in, the covered litigation, it may not be sufficient to insulate us from all potential adverse consequences of settlements and judgments in the covered litigation.

If the settlements of Visa U.S.A.’s and Visa International’s currency conversion cases are not ultimately approved and we are unsuccessful in any of the various lawsuits relating to Visa U.S.A.’s and Visa International’s currency conversion practices, our business may be materially and adversely affected.

Visa U.S.A. and Visa International are defendants in several state and federal lawsuits alleging that their currency conversion practices are or were deceptive, anti-competitive or otherwise unlawful. In particular, a trial judge in California found that the former currency conversion practices of Visa U.S.A. and Visa International were deceptive under California state law, and ordered Visa U.S.A. and Visa International to require their members to disclose the currency conversion process to cardholders in cardholder agreements, applications, solicitations and monthly billing statements. The judge also ordered unspecified restitution to credit card holders. The decision was reversed on appeal on the ground that the plaintiff lacked standing to pursue his claims. After the trial court’s decision, several putative class actions were filed in California state courts challenging Visa U.S.A.’s and Visa International’s currency conversion practices for credit and debit cards. A number of putative class actions relating to Visa U.S.A.’s and Visa International’s former currency conversion practices were also filed in federal court. The federal actions have been coordinated or consolidated in the U.S. District Court for the Southern District of New York. The consolidated complaint alleges that the former currency conversion practices of Visa U.S.A. and Visa International violated federal antitrust laws.

On July 20, 2006 and September 14, 2006, Visa U.S.A. and Visa International entered into agreements settling or otherwise disposing of the federal and state actions and related matters. Pursuant to the settlement agreements, Visa U.S.A. paid approximately $100 million as part of the defendants’ settlement fund for the federal actions and will pay approximately $20 million to fund settlement of the California cases. The federal court has granted preliminary approval of the settlement agreements, but the settlement is subject to final approval by the court and resolution of all appeals. If final approval of the settlement agreements is not granted, all of the agreements resolving the federal and state actions will terminate. If that occurs, and we are unsuccessful in defending against some or all of these lawsuits, we may have to pay restitution and/or damages, and may be required to modify our currency conversion practices. The potential amount of damages and/or restitution could be substantial. In addition, although Visa U.S.A. and Visa International have substantially changed the practices that were at issue in these litigations, if the courts require further changes to our currency conversion and cross-border transaction practices, it could materially and adversely affect our business. See “Business—Other Legal and Regulatory Proceedings—Currency Conversion Litigation.”

If Visa U.S.A. or Visa International is found liable in certain other lawsuits that have been brought against them or if we are found liable in other litigation to which we may become subject in the future, we may be forced to pay substantial damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our financial condition, revenues and profitability.

In recent years, numerous civil actions and investigations have been filed or initiated against Visa U.S.A. and Visa International alleging or seeking information as to violations of various competition, antitrust, consumer protection and other laws. These actions and investigations have been filed or initiated by a variety of different parties, including the U.S. Department of Justice, state attorneys general, merchants, consumers, competing card-issuing companies and other plaintiffs. Examples of such claims, which are described more fully under “Business—Other Legal and Regulatory Proceedings,” include the following:

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various state court actions based on a federal merchant class action lawsuit that Visa U.S.A. settled in 2003, alleging unlawful “tying” of credit and debit card services, attempted monopolization and other state law competition claims;

•	a patent infringement claim against Visa U.S.A. and Visa International involving the Verified by Visa product;

•	a claim of patent infringement, misrepresentation, breach of contract and antitrust violations against Visa International relating to a license agreement for smart card technology;

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two state unfair competition law claims, one against Visa U.S.A. and Visa International based in part on Visa U.S.A.’s past practice of prohibiting member financial institutions from issuing certain competing payment cards, and another against Visa U.S.A. and Visa International alleging failure to inform cardholders of a security breach in a timely manner;

•

a promissory estoppel and misrepresentation claim against Visa U.S.A. and Visa International regarding deferment of a deadline for laboratory certification of ATM devices meeting heightened data encryption standards;

•	a trademark infringement claim against Visa International in Venezuela in connection with the Visa Vale product;

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a civil investigative demand to Visa U.S.A. from the Office of the Attorney General for the District of Columbia, in coordination with the Attorneys General of New York and Ohio, seeking information regarding practices related to PIN debit cards;

•	a patent infringement claim against Visa U.S.A. and Visa International regarding certain Visa contactless payment technology;

•	a patent infringement claim against Visa U.S.A. regarding prepaid card products; and

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two civil investigative demands issued by the Antitrust Division of the U.S. Department of Justice to Visa U.S.A., one concerning PIN debit and Visa U.S.A.’s No Signature Required Program, and the other regarding Visa U.S.A.’s agreements with financial institutions that issue Visa debit cards, respectively.

Private plaintiffs often seek class action certification in cases against us, particularly in cases involving merchants and consumers, due to the size and scope of our business and the large number of parties that are involved in our payment system. Although our retrospective responsibility plan is intended to address potential monetary liabilities arising from the specific litigation described under the heading “Business—Retrospective Responsibility Plan—Covered Litigation,” the plan does not cover other litigation that we currently face, and will not cover litigation, including state court litigation, that we may face in the future, except for cases that include claims for damages relating to the period prior to our initial public offering that are transferred for pre-trial proceedings or otherwise included in the interchange litigation. We cannot predict whether or to what extent we will be subject to litigation liability that is not covered by our retrospective responsibility plan. If we are unsuccessful in our defense against any of the proceedings described above or in any future proceedings, we may be forced to pay substantial damages and/or change our business practices or our pricing structure, any of which could have a material adverse effect on our revenues, operating results, prospects for future growth and overall business.

We have received, and we may in the future receive, notices or inquiries from other companies suggesting that we may be infringing a pre-existing patent or that we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. Holders of patents may pursue claims against us in the future if they believe their patents are being infringed by our product or service offerings. Based on our experience with such claims to date, we do not believe that any such claims would prevent us from continuing to operate our payments system or market any of our significant core products and services in substantially the same or equivalent manner as we have to date.

Limitations on our business and other penalties resulting from litigation or litigation settlements may materially and adversely affect our revenues and profitability.

Certain limitations have been placed on our business in recent years as a result of litigation and litigation settlements. For example, as a result of the June 2003 settlement of a U.S. merchant lawsuit against Visa U.S.A., merchants are able to reject Visa consumer debit cards in the United States while still accepting other Visa-branded cards, and vice versa. In addition, following the final judgment entered in the litigation the U.S. Department of Justice, or DOJ, brought against Visa U.S.A. and Visa International in 1998, as of October 2004, members of Visa U.S.A. may issue certain competing payment cards. Since this final judgment, several members of Visa U.S.A. have begun to issue, or have announced that they will issue, American Express or Discover-branded cards. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.”

In addition, pursuant to a court order, certain Visa U.S.A. debit issuers may be able to terminate some parts of their agreements with us. Visa U.S.A.’s bylaws provided that a settlement service fee was to be paid by certain Visa U.S.A. members that shifted a substantial portion of their offline debit card volume to another debit brand unless that shift was to the American Express or Discover brands. In June 2007, a federal court ruled that the settlement service fee violated the final judgment entered in the case the DOJ brought against Visa U.S.A., Visa International and MasterCard in 1998. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.” As a remedy, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Further, any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement with Visa U.S.A. that includes offline debit issuance on or after June 20, 2003 is now permitted to terminate that agreement, provided that the issuer has entered into an agreement to issue MasterCard-branded debit cards and has repaid to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. The settlement service fee bylaw was rescinded as of the effective date of the order, but Visa U.S.A. has appealed other aspects of the court’s decision, including the contract termination portion of the court’s remedy. See “Business—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Case and Related Litigation.”

The developments discussed above and any future limitations on our business resulting from settlements of, or judgments in, pending or potential litigation could limit the fees we charge and reduce our payments volume, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

The payments industry is the subject of increasing global regulatory focus, which may result in costly new compliance burdens being imposed on us and our customers and lead to increased costs and decreased payments volume and revenues.

We and our customers are subject to regulations that affect the payments industry in the many countries in which our cards are used. Regulation of the payments industry has increased significantly in recent years. Examples of such regulation include:

•	Anti-money laundering regulation. Most jurisdictions in which we and our customers operate have implemented, amended or have pending anti-money laundering regulations, such as the U.S.A.

PATRIOT Act, which requires the creation and implementation of comprehensive anti-money laundering programs.

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U.S. Treasury Office of Foreign Assets Control regulation. Visa U.S.A. and Visa International are subject to regulations imposed by the U.S. Treasury Office of Foreign Assets Control, or OFAC. OFAC restricts financial dealings with Cuba, Iran, Myanmar and Sudan, as well as financial dealings with certain restricted parties, such as identified money laundering fronts for terrorists or narcotics traffickers. While we prohibit financial institutions that are domiciled in those countries or are restricted parties from being Visa members, many Visa International members are non-U.S. financial institutions, and thus are not subject to OFAC restrictions. Accordingly, our payments system may be used for transactions in or involving countries or parties subject to OFAC-administered sanctions.

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Regulation of the price of credit. In recent years, a number of regulations relating to the price of credit have been implemented in some jurisdictions in which our cards are used. In the United States, regulators and the U.S. Congress have increased their scrutiny of our customers’ pricing and underwriting standards relating to credit. For example, a number of regulations have been issued to implement the U.S. Fair and Accurate Credit Transactions Act, and other regulations are expected to be issued in 2007. One such regulation pertaining to risk-based pricing could have a significant impact on the application process for credit cards and result in increased costs of issuance and/or a decrease in the flexibility of card issuers to set the price of credit. Any regulation in this regard could result in a decrease in our payments volume and revenues.

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Regulation of Internet transactions. Many jurisdictions in which our customers and we operate are considering, or are expected to consider, legislation concerning Internet transactions, and in particular with regard to choice of law, the legality of certain e-commerce transactions, the collection of applicable taxes and copyright and trademark infringement. Such legislation may make it less desirable or more costly to complete Internet transactions using our cards.

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Safety and soundness regulation. In recent years, federal banking regulators in the United States have adopted a series of regulatory measures intended to require more conservative accounting, greater risk management and higher capital requirements for bank credit card activities, which may make becoming an issuer of our cards less attractive.

Increased regulatory focus in connection with the matters discussed above may increase our costs, which could materially and adversely affect our financial performance. Similarly, increased regulatory focus on our customers may cause a reduction in payments volume, which could materially adversely affect our revenues, operating results, prospects for future growth and overall business.

Existing and proposed regulation in the areas of consumer privacy and data use and security could decrease the number of payment cards issued, our payments volume and revenues.

We and our customers are subject to regulations related to privacy and data use and security in the jurisdictions in which we do business, and we could be adversely affected by these regulations. For example, in the United States, we and our customers are subject to the banking regulators’ information safeguard rules and the Federal Trade Commission’s rules under the Gramm-Leach-Bliley Act. The rules require that we and our customers develop, implement and maintain written, comprehensive information security programs containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities, and the sensitivity of any customer information at issue.

In recent years, there has been heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. In the United States, a number of bills have been introduced in Congress and there have been several Congressional hearings to address these issues. Congress will likely consider data security/data breach legislation in 2007 that, if implemented, could affect our customers and us. In addition, a number of U.S. states have enacted security breach legislation requiring varying levels of consumer notification in the event of a security breach, and several other states are considering similar legislation.

Regulation of privacy, data use and security may materially increase our costs and our customers’ costs and may decrease the number of our cards that our customers issue, which could materially and adversely affect our profitability. Our failure, or the failure of our customers, to comply with the privacy and data use and security laws and regulations to which we are subject could result in fines, sanctions and damage to our global reputation and our brand.

Government actions may prevent us from competing effectively against providers of domestic payments services in certain countries, which could adversely affect our ability to maintain or increase our revenues.

Governments in certain countries have acted, or could act, to provide resources or protection to selected national payment card providers or national payment processing providers to support domestic competitors or to displace us from, prevent us from entering into, or substantially restrict us from participating in, particular geographies. For example, our members in China are not permitted to issue our cards for domestic use in China. Governments in certain countries that were formerly part of the Soviet Union have considered similar restrictions from time to time. Our efforts to effect change in countries where our access to the domestic payments segment is limited may not be successful, which could adversely affect our ability to maintain or increase our revenues and extend our global brand.

If government regulators determine that we are a systemically important payments system, we may have to change our settlement procedures or other operations, which could make it more costly to operate our business and reduce our operational flexibility.

A number of international initiatives are underway to maintain financial stability by strengthening financial infrastructure. The Committee on Payment and Settlement Systems of the central banks of the Group of Ten countries has developed a set of core principles for “systemically important payment systems.” Government regulators in the United States or elsewhere may determine that we are a “systemically important payments system” and impose settlement risk management requirements on us, including new settlement procedures or other operational rules to address credit and operational risks or new criteria for member participation and merchant access to our payments system. Any of these developments could make it more costly to operate our business.

Our framework agreement with Visa Europe includes indemnity obligations that could expose us to significant liabilities.

Under our framework agreement with Visa Europe, we are required to indemnify Visa Europe for losses resulting from any claims in the United States or anywhere else outside of Visa Europe’s region arising from our or their activities that relate to our payments business or the payments business of Visa Europe. This obligation applies whether or not we or any of our related parties or agents participated in the actions that gave rise to such claims. Such an obligation could expose us to significant liabilities for activities over which we have little or no control. These liabilities would not be covered by our retrospective responsibility plan.

Business Risks

We face intense competitive pressure on customer pricing, which may materially and adversely affect our revenues and profitability.

We generate revenues from fees we charge our customers that are based on payments volume, transaction messages processed and various other services we provide. In order to increase payments volume, enter new market segments and expand our card base, we offer incentives to customers, such as up-front cash payments, fee discounts, credits, performance-based growth incentives, marketing support payments and other support, such as marketing consulting and market research studies. Over the past several years, we have increased our use of incentives such as up-front cash payments and fee discounts in many countries, including the United States. In order to stay competitive, we may have to continue to increase our use of incentives. Such pricing pressure may make the provision of certain products and services less profitable or unprofitable and materially and adversely affect our operating revenues and profitability. To the extent that we continue to increase incentives to our customers, we will need to further increase payments volume or the amount of services we provide in order to benefit incrementally from such arrangements and to increase revenues and profit, and we may not be successful in doing so. In addition, we enter into long-term contracts with certain customers, and continued pressure on fees could prevent us from entering into such agreements in the future on terms that we consider favorable or may require us to modify existing agreements in order to maintain relationships. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives in areas other than those relating to customer incentives, and we may not succeed in these efforts.

Our operating results may suffer because of intense competition in the global payments industry.

The global payments industry is intensely competitive. Our payment programs compete against all forms of payment, including cash, checks and electronic transactions such as wire transfers and automated clearing house payments. In addition, our payment programs compete against the card-based payments systems of our competitors, such as MasterCard, American Express, Discover and private-label cards issued by merchants.

Some of our competitors may develop substantially greater financial and other resources than we have, may offer a wider range of programs and services than we offer, may use more effective advertising and marketing strategies to achieve broader brand recognition or merchant acceptance than we have or may develop better security solutions or more favorable pricing arrangements. Our competitors may also introduce more innovative programs and services than ours.

Certain of our competitors, including American Express, Discover, private-label card networks and certain alternative payments systems, operate closed-loop payments systems with direct connections to both merchants and consumers, without involving intermediaries. These competitors seek to derive competitive advantages from their business models. For example, operators of closed-loop payments systems tend to have greater control over consumer and merchant customer service than operators of open-loop multi-party payments systems such as ours, in which we must rely on our issuing and acquiring financial institution customers. In addition, these competitors have not attracted the same level of legal or regulatory scrutiny of their pricing and business practices as have operators of open-loop multi-party payments systems such as ours.

We also expect that there may be changes in the competitive landscape in the future, including:

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Competitors, customers and other industry participants may develop products that compete with or replace value-added services we currently provide to support our transaction processing. For example, in recent years some of our competitors and members have begun to compete with our currency conversion services by providing dynamic currency conversion services. Dynamic currency conversion is a service offered or facilitated by a merchant or processor that allows a cardholder to choose to have a transaction converted from the merchant’s currency into the cardholder’s billing currency at the point of sale in real-time, thereby bypassing our currency conversion processes. Dynamic currency conversion services could, if significant numbers of cardholders choose to use them, replace our own currency conversion processing services or could force us to change our pricing or practices for these services. If we process fewer transactions or are forced to change our pricing or practices for our currency conversion processing because of competing dynamic currency conversion services or otherwise, our revenues may be materially and adversely affected.

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Parties that process our transactions in certain countries may try to eliminate our position in the payments value chain. For example, merchants could process transactions directly with issuers, or processors could process transactions directly between issuers and acquirers.

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Participants in the payments industry may merge, create joint ventures or form other business combinations that may strengthen their existing business propositions or create new payment services that compete with our services.

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Competition from alternative types of payment services, such as online payment services and services that permit direct debit of consumer checking accounts or automatic clearing house, or ACH, payments, may increase.

Our failure to compete effectively against any of the foregoing competitive threats, could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Our pro forma operating revenues from our four largest customers represented approximately $847.9 million, or 23%, and $870.9 million, or 22%, of our total pro forma operating revenues for the nine months ended June 30, 2007 and fiscal 2006, respectively. In addition, our pro forma operating revenues from JPMorgan Chase accounted for $367.6 million, or 10%, and $408.5 million, or 10%, of our pro forma operating revenues for the nine months ended June 30, 2007 and fiscal 2006, respectively. Most of our larger customer relationships are not exclusive and in certain circumstances (including, in some cases, on relatively short notice) may be terminated by our customers. Our customers can reassess their commitments to us at any time in the future and/or develop their own competitive services. Loss of business from any of our largest customers could have a material adverse effect on our business.

Consolidation of the banking industry could result in our losing business and may create pressure on the fees we charge our customers, which may materially and adversely affect our revenues and profitability.

Over the last several years, the banking industry has undergone substantial consolidation, and we expect this trend to continue in the future. Significant ongoing consolidation in the banking industry may result in one of our largest customers being acquired by an institution that has a strong relationship with a competitor, resulting in a substantial loss of business. In addition, one or more of our customers could seek to merge with or acquire one of our competitors, and any such transaction could have a material adverse effect on our business and prospects.

Continued consolidation in the banking industry would also reduce the overall number of our customers and potential customers and could increase the bargaining power of our remaining customers and potential customers. This consolidation could lead financial institutions to seek greater pricing discounts or other incentives with us. In addition, consolidation could prompt our existing customers to seek to renegotiate their pricing agreements with us to obtain more favorable terms. Pressure on the fees we charge our customers caused by such consolidation could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Merchants are pursuing litigation and supporting regulatory proceedings relating to the costs associated with payment card acceptance and are negotiating incentive arrangements, including pricing discounts, all of which may increase our costs and materially and adversely affect our profitability.

We rely in part on merchants and their relationships with our customers to maintain and expand the acceptance of our payment cards. We believe that consolidation in the retail industry is producing a set of larger merchants that are having a significant impact on all participants in the global payments industry. For instance, some large merchants are bringing lawsuits against us with regard to, or advocating regulation of, interchange fees, which may represent a significant cost that merchants pay to accept payment cards. The emphasis merchants are placing on the costs associated with payment card acceptance may lead to additional regulation and litigation, which would not be covered by our retrospective responsibility plan and which could impair our revenues, operating results, prospects for future growth and overall business.

We, along with our customers, negotiate pricing discounts and other incentive arrangements with certain large merchants to increase acceptance of our payment cards. If merchants continue to consolidate, we and our customers may have to increase the incentives provided to certain larger merchants, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Certain financial institutions have exclusive, or near exclusive, relationships with our competitors to issue payment cards, and these relationships may adversely affect our ability to maintain or increase our revenues.

Certain financial institutions have long-standing exclusive, or near exclusive, relationships with our competitors to issue payment cards, and these relationships may make it difficult or cost-prohibitive for us to do material amounts of business with them in order to increase our revenues. In addition, these financial institutions may be more successful and may grow faster than the financial institutions that primarily issue our cards, which could put us at a competitive disadvantage.

We depend significantly on our relationships with our customers and other third parties to deliver services and manage our payments system. As a result, our success and reputation are significantly dependent on the success of our customers and the quality of the services they provide. If we are unable to maintain those relationships, or if third parties on which we depend fail to deliver services on our behalf, our business may be materially and adversely affected.

We are, and will continue to be, significantly dependent on relationships with our customers and their relationships with cardholders and merchants to support our programs and services. We do not issue cards, extend credit to cardholders or determine the interest rates (if applicable) or other fees charged to cardholders using cards that carry our brands. Each issuer determines these and most other competitive card features. In addition, we do not generally solicit merchants to accept our cards and we do not establish the discount rates that merchants are charged for card acceptance, which are responsibilities of acquirers. As a result, the success of our business significantly depends on the continued success and competitiveness of our customers and the strength of our relationships with them.

Outside of the United States and certain other countries, most domestic (as opposed to cross-border) transactions conducted using our payment cards are authorized, cleared and settled by our customers or other processors without involving our processing systems. Because we do not provide domestic transaction processing services in these countries, do not generally have direct relationships with merchants and never have direct relationships with cardholders, we depend on our close working relationships with our customers to effectively manage the processing of transactions involving our cards. Our inability to control the end-to-end processing on cards carrying our brands in many countries may put us at a competitive disadvantage by limiting our ability to ensure the quality of the services supporting our brand.

In addition, we depend on third parties to provide various services on our behalf and to the extent that any third party vendors fail to deliver services, our business and reputation could be impaired.

Our brands and reputation are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brands and their attributes are key assets of our business. The ability to attract and retain consumer cardholders and corporate clients to Visa-branded products is highly dependent upon the external perceptions of our company and our industry. Our business may be affected by actions taken by our customers that impact the perception of our brands. From time to time, our customers may take actions that we do not believe to be in the best interests of our brands, such as creditor practices that may be viewed as “predatory,” which may materially and adversely impact our business. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

Global economic, political and other conditions may adversely affect trends in consumer spending and cross-border travel, which may materially and adversely impact our revenues, operating results, prospects for future growth and overall business.

The global payments industry depends heavily upon the overall level of consumer, business and government spending. For example, a sustained deterioration in general economic conditions, particularly in the United States and the Asia-Pacific region, where approximately 65% and 14%, respectively, of our pro forma revenues were generated for the nine months ended June 30, 2007 and, 69% and 12%, respectively, of our pro forma revenues were generated for fiscal 2006, or increases in interest rates in key countries in which we operate, may adversely affect our financial performance by reducing the number or average purchase amount of transactions involving payment cards carrying our brands. A significant portion of the revenues we earn outside the United States results from cross-border business and leisure travel, which may be adversely affected by world geopolitical, economic and other conditions, including the threat of terrorism and outbreak of diseases, such as SARS and avian flu. In particular, revenues from processing foreign currency transactions for our customers fluctuate with cross-border travel and our customers’ need for transactions to be converted into their base currency. In addition, as we are principally domiciled in the United States, a negative perception of the United States could impact the perception of our company, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

As a guarantor of certain obligations of Visa members, we are exposed to risk of loss or insolvency if any member fails to fund its settlement obligations.

We indemnify Visa members for any loss suffered due to the failure of a member to fund its daily settlement obligations because of technical problems, a liquidity shortfall, insolvency or other reasons. In certain instances, we indemnify members even in situations in which a transaction is not processed by our system.

While we believe that we have sufficient liquidity to cover a settlement failure by any of the largest Visa members, concurrent settlement failures of more than one of our largest members or several of the smaller Visa members, or systemic operational failures that last for more than a single day, may exceed our available resources and could materially and adversely affect our business and financial condition. In addition, even if we have sufficient liquidity to cover a settlement failure, we may not be able to recover the amount of such payment and may therefore be exposed to significant losses, which could materially and adversely affect our results of operations, cash flow and financial condition.

Some Visa members are composed of groups of financial institutions. Some of these members have elected to limit their responsibility for settlement losses arising from the failure of their constituent financial institutions in exchange for managing their constituent financial institutions in accordance with our credit risk policy. To the extent that any settlement failure resulting from a constituent financial institution exceeds the limits established by our credit risk policy, we would have to absorb the cost of such settlement failure, which could materially and adversely affect our cash flow.

If our transaction processing systems are disrupted or we are unable to process transactions efficiently, our revenues or operating results and the perception of our brands could be materially and adversely affected.

Our transaction processing systems may experience service interruptions or degradation as a result of processing or other technology malfunction, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism or accident. Our visibility in the global payments industry may attract terrorists and hackers to conduct physical or computer-based attacks, leading to an interruption in service, increased costs or the compromise of data security. Additionally, we rely on service providers for the timely transmission of information across our global data network. If a service provider fails to provide the communications capacity or services we require, as a result of natural disaster, operational disruption, terrorism or any other reason, the failure could interrupt our services, adversely affect the perception of our brands’ reliability and materially reduce our revenues or profitability.

If we are not able to keep pace with the rapid technological developments in the payments industry to provide customers, merchants and cardholders with new and innovative payment programs and services, the use of our cards could decline, which could reduce our revenues and income.

The payments industry is subject to rapid and significant technological changes, including continuing developments of technologies in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), e-commerce and mobile commerce, among others. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies. We expect that new services and technologies applicable to the payments industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently use in our card products and services. In addition, our ability to adopt new services and technologies that we develop may be inhibited by a need for industry-wide standards, by resistance from customers or merchants to such changes or by intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

Account data breaches involving card data stored by us or third parties could adversely affect our reputation and revenues.

We and our customers, merchants and other third parties store cardholder account information in connection with our payment cards. In addition, our customers may use third-party processors to process transactions generated by cards carrying our brands. Breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving our cards, reputational damage and lead to claims against us. For example, in January 2007, TJX Companies, Inc., a large retailer with stores in the United States, Canada and the United Kingdom, disclosed a significant security breach in connection with card and account information, which exposed tens of millions of payment cards issued under our brands and our competitors’ brands to fraudulent use. If we are sued in connection with any data security breach, we could be involved in protracted litigation. If unsuccessful in defending such lawsuits, we may be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our revenues and profitability. In addition, any reputational damage resulting from an account data breach at one of our customers, merchants or other third parties could decrease the use and acceptance of our cards, which could have a material adverse impact on our payments volume, revenues and future growth prospects. Finally, any data security breach could result in additional regulation, which could materially increase our costs.

An increase in fraudulent and other illegal activity involving our cards could lead to reputational damage to our brands and could reduce the use and acceptance of our cards.

Criminals are using increasingly sophisticated methods to capture cardholder account information to engage in illegal activities such as fraud and identity theft. As outsourcing and specialization become a more acceptable way of doing business in the payments industry, there are more third parties involved in processing transactions using our cards. If fraud levels involving our cards were to rise, it could lead to reputational damage to our brands, which could reduce the use and acceptance of our cards, or to greater regulation, which could increase our compliance costs.

Visa Europe’s payments system operations are becoming increasingly independent from ours, and if we are unable to maintain seamless interaction of our respective systems, our business and the global perception of the Visa brand could be impaired.

Visa Europe currently has a regionally controlled processing platform. In June 2006, Visa Europe began operating an authorization system that is separate from ours and Visa Europe plans to begin operating a transaction clearing and settlement system that is separate from ours. Because we and Visa Europe have independent processing platforms, interoperability must be maintained. Visa Europe’s authorization system has experienced interruptions in service, and it could experience further interruptions in the future. To the extent that system disruptions occur, it may affect our cardholders who are traveling in Visa Europe’s region and impair our reputation. The increasingly independent payments system operations of Visa Europe could present certain challenges to our business because differences between the two processing systems may make it more difficult to maintain the interoperability of our respective systems. In addition, under the framework agreement, we are restricted from requiring Visa Europe to implement certain changes that we may deem important unless we agree to pay for the implementation costs. Any of the foregoing could result in a loss of payments volume or of customers or could materially increase our costs.

Adverse currency fluctuations could decrease revenues and increase expenses.

We conduct business globally in many foreign currencies, but report our financial results in U.S. dollars. We are therefore exposed to adverse movements in foreign currency exchange rates because depreciation of non-U.S. currencies against the U.S. dollar reduces the U.S. dollar value of the non-U.S. dollar denominated revenues that we recognize and appreciation of non-U.S. currencies against the U.S. dollar increases the U.S. dollar value of expenses that we incur that are denominated in those foreign currencies. We enter into foreign currency hedging contracts to reduce the effect of adverse changes in the value of a limited number of foreign currencies and for a limited period of time (typically up to one year).

Some of our financial incentives to customers are recorded using estimates of our customers’ performance. Material changes in our customers’ performance compared to our estimates could have a material adverse impact on our results of operations.

In certain instances, we offer our customers financial incentives, which are typically tied to their payments volume or transaction messages processed, often under particular programs. These financial incentives are typically recorded as a reduction of revenues. We typically make estimates of our customers’ performance under these programs (sometimes over several years) in order to derive our estimates of the financial incentives that we will pay them. The reduction of revenues that we record each quarter under volume and support agreements is based on these estimates. Material changes in our customers’ performance compared to estimates could have a material adverse impact on our results of operations. For example, if a customer performs better than expected, we may be required to reduce future period revenues to account for the fact that we did not reduce revenues enough in prior periods. On the other hand, if a customer performs worse than expected, we may conclude that we reduced revenues by too much in previous periods.

We have significant contingent liabilities for settlement payment of all issued and outstanding travelers cheques.

As of March 31, 2007, we had over $1 billion in contingent liabilities for settlement payment of all issued and outstanding travelers cheques. Approximately 30% of these travelers cheques were issued outside of the United States by a single issuer. While these obligations are supported in part by a bank guarantee, if the issuer were to fail to pay, we would be obligated to fund partial settlement of presented travelers cheques.

Risks Related to our Structure and Organization

The recent change to our governance structure could have a material adverse effect on our business relationships with our customers.

Prior to our recent reorganization, a number of Visa’s key members had officers who also served on the boards of directors of Visa U.S.A., Visa International, Visa Canada or the regional boards of directors of the unincorporated regions of Visa AP, Visa LAC and Visa CEMEA. As a result of our reorganization, the regional boards of directors of the unincorporated regions have been eliminated, and the boards of directors of Visa U.S.A. and Visa Canada are now comprised of management and are largely administrative in nature. In addition, although our regions are represented on our board by six of our 17 directors, the holders of our class B and class C common stock are not otherwise entitled to vote in the election of directors. As a result, the role of member-nominated and member-elected directors in our corporate governance has been reduced as a result of the reorganization. These changes could have a detrimental effect on our business relationships with members associated with a particular region. In addition, if a member that had an officer who also served on one of the regional boards of directors does not have an officer who currently serves on our board of directors, our business relationship with that member could suffer. A significant loss of revenues or payments volume attributable to such members could have a material adverse effect on our business.

Our relationship with Visa Europe is governed by our framework agreement, which gives Visa Europe very broad rights to operate the Visa business in Visa Europe’s region. We have limited ability to control their operations and limited recourse in the event of a breach by Visa Europe.

Historically, Visa Europe had been subject to the same global operating rules as Visa U.S.A., Visa International and Visa Canada. These global operating rules regulate, among other things, interoperability of payment processing, brand maintenance and investment, standards for products and services, risk management, disputes between former members and acceptance standards for merchants. After the reorganization, Visa Europe, unlike Visa U.S.A., Visa International and Visa Canada, did not become our subsidiary. As a result, Visa Europe is no longer subject to the same global operating rules as our subsidiaries and customers.

Our relationship with Visa Europe is now governed by a framework agreement and a subset of operating rules that we have agreed to with Visa Europe and that we have limited ability to change in the future. Although the agreement seeks to ensure that Visa Europe operates in a manner that is acceptable to us, the contractual arrangement is untested and may not be effective in achieving this result. We have limited audit rights, and thus have limited ability to monitor their performance. The agreement provides Visa Europe with very broad latitude to operate the Visa business and use our brands and technology within Visa Europe’s region and provides us limited controls over the operation of the Visa business in their region. Visa Europe is not required to spend any minimum amount promoting and building the Visa brand in its region, and the strength of the Visa global brand is contingent, in part, on the efforts of Visa Europe to maintain product and service recognition and quality in Europe. Visa Europe may develop, among other things, new brands, payment processing characteristics, products, services, risk management standards, processes for resolving disputes among its members or merchant acceptance profiles that are inconsistent with the operating rules that we apply in the rest of the world.

If we want to change a global rule or require Visa Europe to implement certain changes that would not have a positive return for Visa Europe and its members, then Visa Europe is not required to implement such rule or change unless we agree to pay for the implementation costs and expenses that Visa Europe and its members will incur as a consequence of the implementation to the extent necessary to return Visa Europe and its members to a neutral financial condition. We cannot terminate the framework agreement even in the event of Visa Europe’s material uncured breach, and we can only exercise our call right to purchase Visa Europe under extremely limited circumstances. Our remedies under this agreement, if Visa Europe fails to meet its obligations, are limited. Our inability to terminate and other features of the licenses granted under the agreement may also raise issues concerning the characterization of the licenses for purposes of determining our tax treatment with respect to entering into the licenses and receiving payments thereunder. Any inconsistency in the payment processing services and products that we are able to provide could negatively affect cardholders from Visa Europe using cards in our regions or our cardholders using cards in Visa Europe’s region.

We have granted to Visa Europe the right to require us to purchase all of the outstanding shares of Visa Europe’s capital stock. If Visa Europe exercises this option, we will incur a substantial financial obligation. In addition, we are required to record any change in the fair value of the put option on a quarterly basis, which will impact our net income.

We have granted Visa Europe a put right under which we will be required to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time after the first anniversary of this offering. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. Upon exercise of the put option, we will be obligated, subject only to regulatory approvals and other limited conditions, to pay the purchase price within 285 days in cash or, at our option, with a combination of cash and shares of our publicly tradable common stock. The portion of the purchase price we will be able to pay in stock will be limited to the percentage of our class C (series I) common stock that at the settlement date remains subject to the transfer restrictions described under “Description of Capital Stock—Transfer Restrictions.” We must pay the purchase price in cash, however, if the settlement of the put option occurs more than three years after the completion of this offering.

We will incur a substantial financial obligation if Visa Europe exercises the put option. If we are unable to pay the purchase price for the Visa Europe shares with available cash on hand, we will need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering. This financing may not be available to us in a sufficient amount within the required 285-day period or on terms that we deem to be reasonable. Any subsequent equity offering required to satisfy this obligation would dilute the ownership interests of our stockholders. Moreover, the acquisition of Visa Europe following an exercise of the put option would require us to integrate the operations of Visa Europe into our business, which could divert the time and attention of senior management.

We recorded the put option at its fair value in our consolidated balance sheet on October 1, 2007 as part of the reorganization. In the future, we will be required to record any change in the fair value of the put option on a quarterly basis. These adjustments will be recorded through our consolidated statements of operations, which will therefore impact our reported net income and earnings per share. Such quarterly adjustments and their resulting impact on our reported statements of operations could be significant. The existence of these charges could adversely affect our ability to raise capital and/or the price at which we can raise capital.

See “Material Contracts—The Put-Call Option Agreement.”

The terms of our reorganization created financial incentives that reward net revenue growth in the four quarters ended December 31, 2007.

One of the terms of our reorganization plan was a “true up” mechanism designed to reallocate the shares initially distributed to the former members of Visa U.S.A., Visa Canada, Visa AP, Visa LAC and Visa CEMEA among themselves, based on each participating region’s relative under- or over-achievement of its net revenue targets during a measurement period consisting of the four-quarter period ending with (and including) the latest quarter for which financial statements are included in this registration statement on the date it is declared effective by the SEC. We expect that the measurement period will include the four quarters ended December 31, 2007. This mechanism creates financial incentives that reward net revenue growth in the measurement period. Because comparable incentives did not exist in prior periods and will not exist in future periods, it is possible that the rate of revenue growth in the measurement period will not be representative of rates that may be expected in future periods.

Our management team is new and does not have a history of working together.

We designated Joseph W. Saunders as our Chief Executive Officer and Chairman of our board in May 2007 and have since assembled a new management team, including John (Hans) C. Morris, our President, and Byron H. Pollitt, our Chief Financial Officer. Our success will largely depend on the ability of the new management team to work together to integrate the operations and business of Visa U.S.A., Visa International and Visa Canada, and to continue to execute our business strategy. Because our management team does not have a significant history of working together and includes individuals recruited from outside our company, they may not be able to work together effectively, which could disrupt our operations and harm our business.

Our recent reorganization will require us to make significant changes to our culture and business operations. If we fail to make this transition successfully, our business could be materially and adversely affected.

Our recent reorganization will require broad and significant changes to our culture and operations. Historically, the primary goal of Visa U.S.A., Visa International and Visa Canada has not been to maximize profit for these entities, but rather to deliver benefits to their members and enhance member opportunity and revenue. As a result of the reorganization, we now must operate our business in a way that maximizes long-term stockholder value. Many of our employees have limited experience operating in a profit-maximizing business environment.

In addition, the Visa enterprise historically has been operated under a decentralized regional structure, and each region has had substantial autonomy in its own business strategies and decisions. Our recent reorganization has resulted in a more centralized corporate governance structure in which our board of directors exerts centralized management control. We face significant challenges integrating the operations of the different regions. We may also be unable to retain and attract key employees, and we may not realize the cost savings and operational efficiencies that we currently expect. This transition will be subject to risks, expenses and difficulties that we cannot predict and may not be capable of handling in an efficient and timely manner.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We may make strategic acquisitions of complementary businesses, products or technologies. If so, we may not be able to successfully finance or integrate any such businesses, products or technologies. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenues. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. While we from time to time evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any material acquisitions.

Risks Related to Our Class A Common Stock and this Offering

An active trading market for our class A common stock may not develop, which may cause our class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no public trading market for our class A common stock. Although we intend to file an application to have our class A common stock listed on a national securities exchange, an active public market for our class A common stock may not develop or continue. The initial public offering price per share of our class A common stock has been determined by agreement among us and the underwriters and may not be indicative of the price at which our class A common stock will trade in the public market after this offering.

Future sales of our class A common stock could depress the market price of our class A common stock.

The market price of our class A common stock could decline as a result of sales of a large number of shares in the public market after this offering or the perception that such sales could occur. These sales, or the perception that such sales may occur, could depress the market price of our class A common stock and might make it more difficult for us or you to sell equity securities in the future.

Upon completion of this offering, we will have              outstanding shares of class A common stock (or              shares if the underwriters exercise their option to purchase additional shares in full). Except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, any of these shares may be resold immediately in the public market.

After the completion of this offering and if the litigation committee so requests in order to increase the size of the escrow account, we will conduct follow-on offerings of our class A common stock, which we refer to as loss shares. All of the loss shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

In addition, immediately following the closing of this offering and the redemption of certain shares of class B and class C common stock as described under “Use of Proceeds,” our existing stockholders will hold              shares of class B common stock and              shares of class C common stock (other than class C (series II) common stock). Subject to limited exceptions, the class B common stock is not transferable until the later of the third anniversary of this offering and the date on which all of the covered litigation has been finally resolved. Subject to limited exceptions, the class C common stock is not transferable until the third anniversary of this offering. After the termination of these transfer restrictions, the class B and class C common stock will only be convertible into class A common stock upon transfer to a person that was not, immediately after the reorganization, a Visa member. Upon such transfer, each share of class B or class C common stock will automatically convert into class A common stock based on the applicable conversion rate in effect at the time of such transfer. All of the class A common stock issuable upon such conversion will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

If funds are released from escrow after the resolution of the litigation covered by our retrospective responsibility plan, holders of our class A common stock will suffer dilution as a result of a favorable adjustment to the conversion price of our class B common stock.

Our retrospective responsibility plan provides that any amounts remaining in the escrow account after the date on which all of the covered litigation is resolved will be released back to us and the conversion rate of the class B common stock then outstanding will be adjusted in favor of the holders of the class B common stock through a formula based on the released escrow amount and the market price of our class A common stock. If any funds remain in the escrow account and are released back to us, the resulting adjustment in the conversion rate of the class B common stock will result in each share of class B common stock then outstanding becoming convertible into an increased number of shares of class A common stock, which in turn will result in dilution of the interest in Visa Inc. held by the holders of class A common stock. The amount of such dilution will depend on the amount, if any, of the funds released from the escrow account and the market price of our class A common stock at the time such funds are released. See “Description of Capital Stock—Conversion.”

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, could affect the market price of our class A common stock:

•	quarterly variations in our results of operations or the results of operations of our competitors or those of Visa Europe;

•	changes in earning estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	the announcement of new products or service enhancements by us or our competitors;

•	announcements related to litigation;

•	potential acquisitions by us of other companies, including the exercise of the put option requiring us to purchase all of the outstanding shares of capital stock of Visa Europe from its members;

•	developments in our industry; and

•	general economic, market and political conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

Certain adjustments to the conversion rate of class B common stock in connection with the creation, or additional funding, of the escrow account from which settlements of, or judgments in, the covered litigation will be payable may give rise to taxable deemed dividends for holders of class A common stock.

In connection with this offering and the creation of the escrow account from which settlements of, or judgments in, the covered litigation will be payable, there will be an adjustment, which we refer to as the first adjustment, to the conversion rate of the class B common stock, which will result in a reduction in the total number of shares of class A common stock into which the class B common stock may be converted. At the request of the litigation committee, we will consummate one or more follow-on offerings of class A common stock, the net proceeds from which will be added to the escrow account. In that case, there will be one or more subsequent adjustments, which we refer to as the potential subsequent adjustments, to the conversion rate of the class B common stock, which will result in a further reduction in the total number of shares of class A common stock into which the class B common stock may be converted (when compared to the number of shares of class A common stock into which the class B common stock was convertible after the first adjustment or after any prior potential subsequent adjustment, as the case may be).

Neither the first adjustment nor the potential subsequent adjustments should give rise to deemed distributions under Section 305 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to holders of our class A common stock on the grounds that such adjustments are not within the purview of Section 305 of the Code, because, for example, they are adjustments of the price paid by us to acquire property in our reorganization and, thus, are not, and do not have the effect of, distributions with respect to our class A common stock. There can be no assurance, however, that the IRS will not assert that any of the first adjustment and the potential subsequent adjustments has the result of an increase in the proportionate interest in our earnings and profits or assets to holders of our class A common stock and, accordingly, should be treated as giving rise to deemed distributions under Section 305 of the Code with respect to such class A common stock. If such a position were successfully asserted, a holder of our class A common stock would, for U.S. federal income tax purposes, be deemed to receive a distribution from us in an amount equal to the value of the increase in such holder’s proportionate interest in our earnings and profits or assets reflected in such holder’s class A common stock that would result from the decrease in the total number of shares of class A common stock into which the class B common stock may be converted after the first adjustment or after any potential subsequent adjustments, as the case may be. Such a deemed distribution would be characterized as a dividend to such holder, for U.S. federal income tax purposes, to the extent the deemed distribution is treated as paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any remaining, portion of such a deemed distribution will be treated first as a tax-free return of such holder’s adjusted tax basis in our class A common stock and thereafter as gain. We will take the position that none of the first adjustment and the potential subsequent adjustments gives rise to deemed distributions under Section 305 of the Code to holders of our class A common stock.

We urge you to consult with your own tax advisor regarding the tax consequences under Section 305 of the Code (as well as other Code sections) of any adjustment to the conversion rate of the class B common stock in connection with the creation, or additional funding, of the escrow account from which settlements of, or judgments in, the covered litigation will be payable.

The trading market for our class A common stock could be adversely affected because provisions of our amended and restated certificate of incorporation may limit the market-making ability of broker-dealers that are affiliated with Visa members.

Following this offering, our amended and restated certificate of incorporation will provide that no person that is a Visa member or affiliated with a Visa member will be permitted to beneficially own more than 5% of the aggregate outstanding class A common stock or certain other voting stock (or securities convertible or exchangeable into such stock) at any time, subject to a limited number of exceptions. This restriction may limit the ability of a broker-dealer that is affiliated with a Visa member to act as a market-maker in our class A common stock, although this restriction will not prevent such a broker-dealer from executing trades on an agency basis on behalf of third parties. This restriction could adversely affect the trading market for the class A common stock.

Until the third anniversary of the completion of this offering, six of our 17 directors will be individuals elected or nominated by our regions. In addition, holders of our class B common stock and class C common stock have voting rights concerning certain significant corporate transactions, and their interests in our business may be different than yours.

Our amended and restated certificate of incorporation provides that, until the third anniversary of the completion of this offering, six of our 17 directors will be individuals elected or nominated by our regions. Although holders of class B and class C common stock do not have any right to vote on those matters on which stockholders generally are entitled to vote, such holders have the right to cast a number of votes equal to the number of shares of class B common stock or class C common stock (other than the class C (series II) common stock), as applicable multiplied by the applicable conversion rate on certain significant transactions enumerated in the amended and restated certificate of incorporation, such as a proposed consolidation or merger, a decision to exit our core payments business or any other vote required by law. The holders of the class B common stock and class C common stock may not have the same incentive to approve a corporate action that may be favorable to the holders of class A common stock or their interests may otherwise conflict with those of the holders of class A common stock. See “Description of Capital Stock—Voting Rights.”

Anti-takeover provisions in our governing documents and Delaware law could delay or prevent entirely a takeover attempt or a change in control.

Provisions contained in our amended and restated certificate of incorporation, bylaws and Delaware law could delay or prevent a merger or acquisition that our stockholders consider favorable. Except for limited exceptions, no person may own more than 15% of our total outstanding shares on an as-converted basis or more than 15% of any class or series of our common stock, unless our board of directors approves the acquisition of such shares. In addition, except for common stock issued to a member in connection with the reorganization, or shares issuable on conversion of such common stock, shares held by a member, a competitor, an affiliate or member of a competitor may not exceed 5% of any class of common stock. In addition:

•	our board of directors will be divided into three classes, with approximately one-third of our directors elected each year;

•

following the closing of this offering until the third anniversary of this offering, six directors will be regional directors from the former unincorporated regions of Visa International and from Visa U.S.A. and Visa Canada;

•	our independent directors may be removed only upon the affirmative vote of at least 80% of the outstanding shares of class A common stock;

•	our stockholders are not entitled to the right to cumulate votes in the election of directors;

•	holders of our class A common stock are not entitled to act by written consent;

•	our stockholders must provide timely notice for any stockholder proposals and director nominations;

•	we have adopted provisions that eliminate the personal liability of directors for monetary damages for actions taken as a director, with certain exceptions;

•

in addition to certain class votes, a vote of 66 2/3% or more of all of the outstanding shares of our common stock then entitled to vote is required to amend certain sections of our amended and restated certificate of incorporation; and

•

we will be governed by Section 203 of the General Corporation Law of the State of Delaware, or DGCL, as amended from time to time, which provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including upon receipt of prior board approval.

See “Description of Capital Stock—Limitations on a Change of Control—Amendment of Certificate of Incorporation” and “—Delaware Anti-Takeover Statute.”

Our ability to pay regular dividends to holders of our class A, class B and class C common stock in the future is subject to the discretion of our board of directors and will be limited by our ability to generate sufficient earnings and cash flows.

We have not paid any cash dividends on our common stock. After the consummation of this offering, we intend to pay cash dividends on a quarterly basis on our class A, class B and class C common stock. Any future payment of dividends will be dependent upon our ability to generate earnings and cash flows. However, sufficient cash may not be available to pay such dividends. Payment of future dividends, if any, would be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant. Furthermore, no dividend may be declared or paid on any class or series of common stock unless an equivalent dividend is contemporaneously declared and paid on each other class and series of common stock. If, as a consequence of these various factors, we are unable to generate sufficient earnings and cash flows from our business, we may not be able to make payments of dividends on our common stock, including our class A common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following the completion of this offering. These statements include, but are not limited to:

•	statements regarding the expected growth of the electronic payments industry;

•	expectations as to the benefits of the recent reorganization;

•	projections as to the future trends in the electronic payments industry, as well as our corresponding business strategies and the expected benefits derived from such strategies;

•	statements regarding our relationships with customers and expectations as to the future development of these relationships;

•	statements regarding the capabilities and advantages of our processing platform, VisaNet;

•	statements as to the market opportunities for certain product segments and in certain geographies, as well as our ability to take advantage of these opportunities;

•	statements as to future foreign and domestic regulatory changes and their impact on our business;

•	statements as to the impact of litigation and the operation of our retrospective responsibility plan;

•	expectations as to the payment of dividends; and

•	statements regarding the capacity of our facilities.

In addition, statements that contain the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements. In addition, any underlying assumptions are forward-looking statements. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements as a result of a variety of factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of class A common stock in this offering will be approximately $            , or $             if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses.

We intend to deposit $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), into an escrow account from which settlements of, or judgments in, the covered litigation described under “Business—Retrospective Responsibility Plan” will be payable.

Promptly following the closing of this offering, we intend to use $             of the net proceeds to redeem              shares of class B common stock and              shares of class C common stock.

We will use the balance of net proceeds for general corporate purposes, which may include funding the $1.146 billion aggregate redemption price for all of the class C (series II) common stock, which we intend to redeem in October 2008, and the $             redemption price for              shares of class C (series III) common stock, which we will be required to redeem in October 2008 pursuant to our amended and restated certificate of incorporation. See “Unaudited Pro Forma Condensed Combined Statements of Operations.”

DIVIDEND POLICY

Following this offering and subject to legally available funds, we currently intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $             per share of class A common stock (representing a quarterly rate initially equal to $             per share) commencing with the quarter ended                     , 2008. Our class B and class C common stock will share ratably on an as-converted basis in such dividends. The declaration and payment of any dividends will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

Prior to the closing of this offering, each of the regional classes of common stock will convert into class C common stock except in the case of common stock held by Visa U.S.A. and its members, which will convert into class B common stock. The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis as adjusted to reflect the conversion of regional shares into class B and class C common stock; and

•	on a pro forma basis to give effect to:

•

the receipt by us of estimated net proceeds of $             from the sale of              shares of class A common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover of this prospectus);

•

the application of the net proceeds of this offering as described under “Use of Proceeds,” including the retention of $             for general corporate purposes, the redemption of              shares of class B common stock and              shares of class C (series I) common stock for an assumed price of $             per share, as well as the deposit of $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), into an escrow account from which settlements of, or judgments in, the covered litigation will be payable;

•

the reclassification of all of the shares of class C (series II) common stock to temporary equity reflecting our intention to redeem the class C (series II) common stock in October 2008 at an aggregate price of $1.146 billion, subject to reduction to the extent of dividends paid by us prior to that time and other adjustments; and

•

the reclassification of              shares of class C (series III) common stock as a liability on our balance sheet reflecting the fact that these shares, held by Visa Europe, have been called for redemption at a price equal to the price per share of our class A common stock in this offering, net of underwriting discounts and commissions, but that payment for such shares will not be made until October 2008.

	June 30, 2007
	Actual, As Adjusted	Pro Forma
	(unaudited) (in millions)
Cash and cash equivalents	$590	$
Restricted cash	—

Total cash, cash equivalents and restricted cash	$590	$

Liabilities:
Redeemable class C (series III) common stock(1)	$—	$
Total debt	49

Temporary Equity:
Class C (series II) common stock, shares authorized and issued pro forma(1)(2)

Stockholders’ Equity:
Preferred stock, $0.0001 par value, 25,000,000 shares authorized, actual and pro forma; zero shares issued and outstanding, actual and pro forma

Class A common stock, $0.0001 par value, 2,001,622,245,209 shares authorized, actual, as adjusted, and pro forma; zero shares issued and outstanding, actual, as adjusted, and              shares issued and outstanding, pro forma

Class B common stock, $0.0001 par value, 622,245,209 shares authorized, actual, as adjusted, and pro forma;              shares issued and              issued and outstanding, actual, as adjusted, and              shares issued and              issued and outstanding, pro forma

Class C (series I, III and IV) common stock, $0.0001 par value, 878,582,801 shares authorized, actual, as adjusted and pro forma;              shares issued and outstanding, actual, as adjusted, and              shares issued and outstanding, pro forma(1)

Class C (series II) common stock, $0.0001 par value, shares authorized, actual, as adjusted; and zero shares issued and outstanding, pro forma(1)(2)
Additional paid-in capital	—
Accumulated net income	1,191
Accumulated other comprehensive income (loss)	—

Total members’/stockholders’ equity	1,191

Total capitalization	$1,241

(1)	We intend to redeem all class C (series II) common stock, which is classified as temporary equity in our pro forma presentation, and shares of class C (series III) common stock, which is classified as a liability in our pro forma presentation, in October 2008 for an aggregate redemption price of $ , after which all remaining class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis.
(2)	Immediately prior to the offering, we will issue additional shares of class C (series II) common stock pursuant to provisions of our amended and restated certificate of incorporation that require that Visa Europe’s ownership of our common stock on an as-converted basis represent no less than 10% of our total outstanding share capital at all times prior to October 5, 2008. The issuance of these shares will have no cash impact and will not affect our financial results, including earnings per share, as the shares will be classified as temporary equity and all class C (series II) common stock is intended to be redeemed in October 2008 for an aggregate price of $1.146 billion (subject to reduction to the extent of dividends paid by us prior to that time and other adjustments).

The foregoing table should be read in conjunction with “Overview of Financial Condition and Results of Operations of Visa Inc.,” “Unaudited Pro Forma Condensed Combined Statements of Operations” and the audited consolidated financial statements and related notes of Visa Inc. included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed combined statements of operations have been prepared by applying pro forma adjustments to the historical audited consolidated statement of operations for fiscal 2006 and the historical unaudited interim consolidated statement of operations for the nine months ended June 30, 2007 of Visa U.S.A., Visa International and Visa Canada to give pro forma effect to the reorganization and this offering under U.S. GAAP.

The unaudited pro forma condensed combined statements of operations give effect to the reorganization and this offering, including the application of use of proceeds, as if they had occurred on October 1, 2005, except for the purposes of calculating our liability under the framework agreement with Visa Europe. See Note 3 “Visa Europe Transaction” to these unaudited pro forma condensed combined statements of operations.

We have applied pro forma adjustments to reflect the reorganization as follows:

•

The reorganization was accounted for as a purchase under the guidelines of Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations” with Visa U.S.A. deemed to be the accounting acquirer of Visa International and Visa Canada, including their respective minority interest in Inovant.

•

Visa Europe remains owned and governed by its European member financial institutions. Visa Europe holds an approximate 11.7% equity ownership interest in our common stock, of which 8.1% is represented by class EU (series I) and class EU (series III) common stock and 3.6% is represented by class EU (series II) common stock. Visa Europe received these shares in the reorganization in exchange for both its membership interests in Visa International and its ownership interest in Inovant. The class EU (series I) and (series III) common stock will be converted on a one-to-one basis into class C (series III) and class C (series IV) common stock prior to the completion of this offering. Further, we entered into a framework agreement with Visa Europe, which provides for trademark and technology licenses and bilateral services. See Note 3 “Visa Europe Transaction” to these unaudited pro forma condensed combined statements of operations.

We have applied pro forma adjustments to reflect the offering as follows:

•

Historically, Visa U.S.A. and Visa International were both eligible for a special state tax deduction pursuant to which they were not taxed on a substantial portion of the reported income on the basis that they both operated on a cooperative and mutual basis. As a result of the offering and ownership by parties other than our former member financial institutions, we will no longer be eligible to claim a special deduction pursuant to the California Revenue and Taxation Code §24405.

•

The application of the estimated net proceeds of this offering, as described under “Use of Proceeds,” which includes the redemption of              shares of class B common stock and              shares of class C common stock at an assumed price of $             per share (the midpoint of the range set forth on the cover of this prospectus) less underwriting discounts and commissions, and the deposit of $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), into an escrow account from which settlements of, or judgments in, the covered litigation will be payable.

•

Reclassification of the class C (series II) common stock to temporary or mezzanine level equity, the issuance of additional class C (series II) common stock pursuant to the terms of these securities and accretion of $42.0 million on the class C (series II) common stock from its initial fair value of $1.104 billion to its redemption value of $1.146 billion.

•

Reclassification of              shares of class C (series III) common stock as a liability reflecting the fact that these shares, held by Visa Europe, have been called for redemption at a price of $             per share, but that payment for such shares will not be made until October 2008.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined statements of operations are provided for illustrative purposes only and are not necessarily indicative of the results of operations that would have actually been reported had the reorganization and this offering occurred on the assumed date indicated, nor are they necessarily indicative of our results of operations for any future periods.

The pro forma information presented, including allocations of purchase price, was based on preliminary estimates of the fair values of assets to be acquired and liabilities to be assumed, available information and assumptions that we believe were reasonable under the circumstances. The actual adjustments to our historical consolidated financial statements upon the closing of the reorganization will be based on the net assets acquired at that date and will depend on a number of factors, including completion of the appraisal of the net assets acquired on the reorganization date. Therefore, the actual entries we will record to account for the reorganization will differ from the pro forma adjustments presented below.

The unaudited pro forma condensed combined statements of operations should be read in conjunction with the following:

•	the unaudited consolidated financial statements of Visa U.S.A. as of and for the nine months ended June 30, 2007;

•	the audited consolidated financial statements of Visa U.S.A. as of and for the year ended September 30, 2006;

•	the unaudited consolidated financial statements of Visa International as of and for the nine months ended June 30, 2007; and

•	the audited consolidated financial statements of Visa International as of and for the year ended September 30, 2006.

The above referenced financial statements are included elsewhere in the prospectus. The unaudited pro forma condensed combined statements of operations should also be read in conjunction with the information contained in “Risk Factors,” “Capitalization,” “Selected Combined Consolidated Financial and Other Data of Visa U.S.A.,” “Overview of Financial Condition and Results of Operations of Visa Inc.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.”

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2007

(in thousands, except share and per share data)

	Historical
			Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating revenues
Card service fees	$1,208,542	$695,124	$63,366	$(141,727	) B	$1,825,305	$(65,295	) F	$1,760,010	$—	$1,760,010
Data processing fees	1,031,724	228,102	22,705	(265	) A	1,217,903	(25,193	) G	1,192,710	—	1,192,710
				(64,363	) B
Volume and support agreements	(356,050)	—	—	(142,884	) A	(498,934)	—		(498,934)	—	(498,934)
Member incentives		(142,884)		142,884	A	—	—		—	—	—
International transaction fees	326,635	—	5,587	439,660	A	771,882	(37,022	) H	734,860	—	734,860
International service revenues	—	439,660	—	(439,660	) A	—	—		—	—	—
Other revenues	387,900	137,391	8,057	265	A	431,438	106,875	I	538,313	—	538,313
				(139,270	) B
				37,095	C

Total operating revenues	$2,598,751	$1,357,393	$99,715	$(308,265)		$3,747,594	$(20,635)		$3,726,959	—	$3,726,959

Operating expenses
Personnel	$529,230	$286,187	$11,342	$7,982	C	$834,741	—		$834,741	—	$834,741
Affiliates services	—	150,119	15,168	(150,119	) A	—	—		—	—	—
				(15,168	) B
Facilities	67,918	—	2,319	36,806	A	72,945	5,010	D	77,955	—	77,955
				(48,055	) B
				13,957	C
Premises, equipment and software	—	79,950	—	(79,950	) A	—	—		—	—	—
Communication	—	26,976	—	(26,976	) A	—	—		—	—	—
Network, EDP and communications	259,402	—	1,221	70,120	A	330,117	40,148	D	358,250	—	358,250
				(2,112	) B		(12,015	) D
				1,486	C
Advertising, marketing and promotion	406,327	247,105	25,118	15,038	A	693,603	—		693,603	—	693,603
				15	C
Travel and meetings	—	42,006	—	(42,006	) A	—	—		—	—	—
Visa international fees	129,680	—	13,036	(142,716	) B	—	—		—	—	—
Professional and consulting fees	239,303	147,793	5,627	(1,369	) B	395,753	—		395,753	—	395,753
				4,399	C
Administrative and other	38,126	38,157	2,959	173,437	A	109,086	—		109,086	—	109,086
				(146,941	) B
				3,348	C
Litigation obligation provision	14,800	—	—	194	A	14,994	—		14,994	—	14,994

Total operating expenses	$1,684,786	$1,018,293	$76,790	$(328,630)		$2,451,239	$33,143		$2,484,382	—	$2,484,382

See notes to unaudited pro forma condensed combined statements of operations.

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2007—(Continued)

(in thousands, except share and per share data)

	Historical
			Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating income	$913,965	$339,100	$22,925	$20,365		$1,296,355	$(53,778)		$1,242,577	—	$1,242,577

Non-operating income, net	—	71,653	—	(60,652	) A	—	—		—	—	—
				(11,001	) B

Other income (expenses)
Equity in earnings of unconsolidated affiliates	37,895	—	750	4,744	A	670	—		670	—	670
				(42,719	) B
Interest income (expense)	(60,226)	—	704	62	A	(62,312)	—		(62,312)	—	(62,312)
				(2,852	) C

Investment income, net	72,358	—	—	52,390	A	125,046	—		125,046	—	125,046
				298	C

Total other income (expense)	$50,027	—	$1,454	$11,923		$63,404	—		$63,404	—	$63,404

Income before income taxes and minority interest	963,992	410,753	24,379	(39,365)		1,359,759	(53,778)		1,305,981	—	1,305,981
Income tax expense/(benefit) (see Note 5)	350,855	175,547	278	18	C	526,698	(18,061	) L	492,705	42,356	535,061
							(15,932	) K

Income (loss) before minority interest	613,137	235,206	24,101	(39,383)		833,061	(19,785)		813,276	(42,356)	770,920
Minority interest income (expense)	(4,657)	—	—	3,154	B	(1,503)	1,503	J	—	—	—

Net income	$608,480	$235,206	$24,101	$(36,229)		$831,558	$(18,282)		$813,276	$(42,356)	$770,920

Pro forma basic and diluted earnings per share:
Class A and C (series I, III and IV) common stock											$—
Class B common stock											$—
Class C (series II) common stock											$—

Pro forma number of shares outstanding, basic and diluted:
Class A and C (series I, III and IV) common stock
Class B common stock
Class C (series II) common stock

See Note 6 “Pro Forma Earnings per Share.”

See notes to unaudited pro forma condensed combined statements of operations.

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

(in thousands, except share and per share data)

	Historical
		Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating revenues
Card service fees	$1,482,439	$755,440	$77,403	$(173,489	) B	$2,141,793	$(84,566	) F	$2,057,227	$—	$2,057,227
Data processing fees	1,247,969	246,744	25,430	(215	) A	1,440,738	(28,913	) C	1,411,825	—	1,411,825
				(79,190	) B
Volume and support agreements	(587,751)	—	—	(302,359	) A	(890,110)	—		(890,110)	—	(890,110)
Member incentives	—	(302,359)	—	302,359	A	—	—		—	—	—
International transaction fees	397,954	—	504	428,027	A	826,485	(35,670	) H	790,815	—	790,815
International service fees	—	428,027	—	(428,027	) A	—	—		—	—	—
Other revenues	407,515	134,703	10,671	215	A	395,388	142,500	I	537,888	—	537,888
				(204,440	) B
				46,724	C

Total operating revenues	$2,948,126	$1,262,555	$114,008	$(410,395)		$3,914,294	$(6,649)		$3,907,645	—	$3,907,645

Operating expenses
Personnel	$671,093	$317,003	$13,379	$9,710	C	$1,011,185	$(1,107	) E	$1,010,078	—	$1,010,078
Affiliates services	—	212,144	20,630	(212,144	) A	—	—		—	—	—
				(20,630	) B
Premises, equipment and software	—	105,245	—	(105,245	) A	—	—		—	—	—
Facilities	89,298	—	2,600	50,111	A	101,109	5,125	D	106,234	—	106,234
				(61,384	) B
				20,484	C
Communications	—	33,423	—	(33,423	) A	—	—		—	—	—
Network, EDP and communications	327,593	—	1,531	88,557	A	417,162	58,074	D	472,670	—	472,670
				(2,645	) B		(2,566	) D
				2,126	C
Advertising, marketing and promotion	539,258	343,922	49,051	10,634	A	942,896	—		942,896	—	942,896
				31	C
Travel and meetings	—	59,275	—	(59,275	) A	—	—		—	—	—
Visa International fees	159,264	—	15,508	(174,772	) B	—	—		—	—	—
Professional and consulting fees	291,235	119,004	6,508	(4,654	) B	418,059	—		418,059	—	418,059
				5,966	C
Administrative and other	117,837	52,243	5,024	258,923	A	230,487	—		230,487	—	230,487
				(208,040	) B
				4,500	C
Settlement risk guarantee	—	(150)	—	150	A	—	—		—	—	—
Litigation obligation provision	22,878	—	—	—		22,878	—		22,878	—	22,878

Total operating expenses	$2,218,456	$1,242,109	$114,231	$(431,020)		$3,143,776	$59,526		$3,203,302	—	$3,203,302

See notes to unaudited pro forma condensed combined statements of operations.

VISA INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006—(Continued)

(in thousands, except share and per share data)

	Historical
			Note 2							Note 5
	Visa U.S.A.	Visa International	Visa Canada	Combination Adjustments		Combined Subtotal	Pro Forma Reorganization Adjustments		Subtotal	Pro Forma Offering Adjustments	Unaudited Pro Forma Visa Inc.
Operating income	$729,670	$20,446	$(223)	$20,625		$770,518	$(66,175)		$704,343	—	$704,343
Non-operating income, net	—	78,511	—	(63,505	) A	—	—		—	—	—
				(15,006	) B
Other income (expenses)
Equity in earnings of unconsolidated affiliates	13,355	—	2,583	9,203	A	1,356	—		1,356	—	1,356
				(23,785	) B
Interest expense	(89,539)	—	609	(10,152	) A	(103,149)	—		(103,149)	—	(103,149)
				(4,067	) C						—
Investment income, net	68,330	—	—	(62,742	) A	131,450	—		131,450	—	131,450
				378	C

Total other income (expense)	$(7,854)	—	$3,192	$34,319		$29,657	—		$29,657	—	$29,657

Income before income taxes and minority interest	721,816	98,957	2,969	(23,567)		800,175	(66,175)		734,000	—	734,000
Income tax expense/(benefit) (see Note 5)	251,338	29,202	924	14	C	281,478	(21,904	) L	274,481	22,938	297,419
							14,907	K

Income (loss) before minority interest	470,478	69,755	2,045	(23,581)		518,697	(59,178)		459,519	(22,938)	436,581
Minority interest income (expense)	(15,917)	—	—	10,782	B	(5,135)	5,135	J	—	—	—

Net income	$454,561	$69,755	$2,045	$(12,799)		$513,562	$(54,043)		$459,519	$(22,938)	$436,581

Pro forma basic and diluted earnings per share:
Class A and C (series I, III and IV) common stock											$—
Class B common stock											$—
Class C (series II) common stock											$—
Pro forma number of shares outstanding, basic and diluted:
Class A and C (series I, III and IV) common stock
Class B common stock
Class C (series II) common stock

See Note 6 “Pro Forma Earnings per Share.”

See notes to unaudited pro forma condensed combined statements of operations.

Notes to Visa Inc. Unaudited Pro Forma

Condensed Combined Statements of Operations

(in thousands, except as noted)

1.	Basis of Presentation

Background and Historical Cross-Ownership

Prior to the reorganization, the global Visa enterprise included four major separately incorporated entities: Visa U.S.A., Visa International, Visa Canada and Visa Europe. At June 30, 2007, Visa U.S.A. held a 69% ownership interest in its consolidated subsidiary, Inovant, and an estimated 26% membership interest in Visa International. The remaining 31% ownership interest in Inovant was held by Visa International (including a portion held by the members of the unincorporated regions), Visa Canada and Visa Europe. The remaining estimated 74% membership interest in Visa International was held by Visa Europe, Visa Canada and the members of the unincorporated regions. The estimated membership interests of Visa International were based on the members’ dividend and dissolution rights under the bylaws of Visa International. The rights were based upon the cumulative volume-based service fees paid by members to Visa International since inception, as a percentage of total volume-based service fees received. Therefore, the percentage of ownership fluctuated over time.

Reorganization Transactions

In October 2007, we consummated a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc. at the time of the reorganization, but exchanged its membership interest in Visa International and its ownership interest in Inovant for a minority shareholding in our common stock and other consideration. Additionally, we entered into a framework agreement with Visa Europe, which provides for trademark and technology licenses and bilateral services. Under these agreements, we granted to Visa Europe exclusive, irrevocable and perpetual licenses to use, within the Visa Europe region, the Visa trademarks and technology intellectual property owned by Visa Inc. and certain of its subsidiaries, in exchange for an annual fee. As a result, we and Visa Europe provide each other with transitional and ongoing services similar to those services previously provided among Visa U.S.A., Visa International, Visa Canada, Inovant and Visa Europe. Additionally, we entered into a put-call option agreement with Visa Europe. See Note 3 “Visa Europe Transaction” to these unaudited pro forma condensed combined statements of operations.

Purchase Accounting

The reorganization was accounted for as a purchase under the guidelines of SFAS No. 141 “Business Combinations” with Visa U.S.A. deemed to be the accounting acquirer of Visa International and Visa Canada. As a result of the exchange of ownership interests, Visa U.S.A. acquired the remaining ownership interest in Visa International and Inovant not previously held. This transaction was accounted for as a step acquisition with the net assets underlying the interests acquired recorded at fair value. Visa U.S.A. further acquired 100% of Visa Canada and recorded the acquisition of the underlying net assets at fair value.

Purchase Consideration

Acquired Regions

The initial allocation of our common stock to the financial institution members of the unincorporated regions of Visa International and the shareholders of Visa Canada, which we collectively refer to as the acquired regions, was based on each acquired region’s projected net income contribution to the overall projected combined Visa enterprise in fiscal 2008, after giving effect to negotiated adjustments. The value of the purchase consideration conveyed to the Visa Canada and Visa International regional members was determined by valuing the businesses contributed after giving effect to negotiated adjustments agreed to by each party. As we were a newly created entity with no quoted market price and did not previously exist as a combined entity, we determined that purchase consideration would be more reliably measured by valuing the contributed businesses as opposed to valuing our stock exchanged. We utilized three standard valuation methodologies, which included an analysis of comparable public companies, a 2-year forward earnings multiple analysis and a precedent transaction analysis, to calculate the value of the contributed businesses.

Visa Europe

Visa Europe remains owned and governed by its European member financial institutions. The value of the purchase consideration provided to Visa Europe in exchange for its membership interest in Visa International was derived, for financial accounting reporting purposes, by valuing each of the individual elements which comprised the overall Visa Europe transaction to arrive at the residual value exchanged.

The elements that Visa Europe received included:

•

an approximate 11.7% ownership interest in our common stock in the form of 62,213,201 shares of class EU (series I) common stock and 549,587 shares of class EU (series III) common stock collectively representing approximately 8.1% of our outstanding capital stock, and 27,904,464 shares of class EU (series II) common stock representing approximately 3.6% of our outstanding capital stock;

•	a put option to require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members;

•

irrevocable and perpetual trademark and technology licenses to use the Visa trademarks and technology-related intellectual property owned by Visa Inc., Visa U.S.A., Visa International and Inovant, which we refer to collectively as the licensors, within the Visa Europe region; and

•	the right to receive transitional and ongoing services similar to those services currently provided among Visa U.S.A., Visa International, Visa Canada, Inovant and Visa Europe.

The elements that we received included:

•	Visa Europe’s membership interest in Visa International;

•	Visa Europe’s 10% ownership interest in Inovant; and

•	a contingent call option to require Visa Europe to cause the Visa Europe members to convey and deliver to us all of the issued shares in the capital of Visa Europe.

We entered into a framework agreement with Visa Europe, which provides for the above described trademark and technology licenses and bilateral services. See Note 3 “Visa Europe Transaction” to these unaudited pro forma condensed combined statements of operations for a full description of all the elements of the transaction with Visa Europe including a discussion of the determination of fair value for each element.

Measurement Date

For the purpose of these unaudited pro forma condensed combined statements of operations, we preliminarily estimated the value of total purchase consideration at June 15, 2007, the date at which all parties entered into the reorganization agreement, which we refer to as the measurement date.

Using the above described methods, we determined the total purchase consideration to be approximately $17.3 billion as follows:

(in thousands)
Visa Inc. stock	$16,785,529
Visa Europe Put Option	417,000
Liability under Framework Agreement	134,000

Total Purchase Consideration	$17,336,529

See Note 3 “Visa Europe Transaction” for further information regarding the Visa Europe’s put option and the liability under the framework agreement.

Purchase Consideration Allocation

The following table sets forth the preliminary allocation of the estimated purchase consideration to the tangible and intangible assets acquired, liabilities assumed and goodwill, assuming that the reorganization occurred on June 30, 2007. The fair values and remaining useful lives of these net assets were estimated based on our preliminary appraisal. The actual adjustments to our historical consolidated financial statements upon the closing of the reorganization will be based on the net assets acquired at that date and will depend on a number of factors, including completion of an appraisal of the net assets acquired upon consummation. Therefore, the actual adjustments will differ from the pro forma adjustments presented.

The allocation of total purchase consideration to net tangible and intangible assets acquired and to goodwill is as follows:

(in millions)
Net tangible assets and liabilities:
Current assets	$1,602
Non-current assets	438
Facilities, equipment, and software, net	272
Current liabilities	(1,075)
Non-current liabilities	(4,130)
Pension and post-retirement benefits	(84)
Long-term debt	(36)

Identifiable intangible assets:
Trademark	2,751
Customer Relationships	6,079
European Franchise Right	1,415
Technology	198
Goodwill	9,906

Total preliminary estimated purchase price	$17,336

2.	Visa Canada Statements of Operations

The Visa Canada statements of operations have been adjusted for reclassifications to conform to the historical statements of operations presentation of Visa U.S.A. In addition, adjustments were applied to reflect the elimination of transactions and cross-ownership among and between Visa U.S.A., Visa International and Visa Canada. The historical statements of operations for Visa Canada was prepared in accordance with accounting principles generally accepted in Canada and reconciled to U.S. GAAP. The currency exchange rate between Canadian dollars and U.S. dollars at June 30, 2007 was used to translate all Visa Canada financial information in this pro forma presentation.

3.	Visa Europe Transaction

As part of the reorganization, we entered into a multi-element arrangement with Visa Europe. Under this agreement, for financial accounting reporting purposes, in exchange for its membership interest in Visa International and its ownership interest in Inovant, Visa Europe received the following consideration:

Class EU (Series I) and (Series III) Common Stock (Convertible into Class C (Series I), (Series III) and (Series IV) Common Stock)

At the date of reorganization, Visa Europe received an approximate 8.1% ownership interest in our common stock in the form of class EU (series I) and class EU (series III) common stock. We classified the class EU (series I) and (series III) common stock as permanent equity after the date of the reorganization. The class EU (series I) and (series III) common stock will be converted on a one-to-one basis into class C (series III) and class C (series IV) common stock prior to the completion of this offering. Following the redemption described in the following paragraph, the remaining class C (series III) and class C (series IV) common stock will convert on a one-to-one basis into class C (series I) common stock.

The class C (series III) common stock is subject to mandatory redemption in the manner provided by our amended and restated certificate of incorporation. We intend to redeem              shares of class C (series III) common stock (the “class C (series III) redemption shares”) on or about October 6, 2008 for a price per share equal to the price per share of our class A common stock in this offering, less underwriting discounts and commissions. Upon the closing of this offering, for financial accounting purposes, we intend to classify this stock at its redemption value as a liability in our historical consolidated balance sheet.

We determined the fair value of Visa Europe’s 8.1% ownership interest in our common stock to be approximately $3.1 billion at the date of the reorganization based on the value of the purchase consideration provided to the acquired regions in exchange for their historical membership interests in Visa International and Visa Canada.

Class EU (Series II) Common Stock (Convertible into Class C (Series II) Common Stock)

At the date of reorganization, Visa Europe received an approximate 3.6% ownership interest in our common stock in the form of class EU (series II) common stock. We classified the class EU (series II) common stock in permanent equity, as it provides equity rights similar to that of the other regional classes of shares. The class EU (series II) common stock will be converted on a one-to-one basis into class C (series II) common stock prior to the completion of this offering.

The class C (series II) common stock is subject to redemption by us. We are entitled to redeem all, but not less than all, of these shares held by Visa Europe any time after October 10, 2008. In addition, Visa Europe is entitled, through delivery of written notice, to require us to redeem all, but not less than all, of these shares at any time after December 4, 2008; however, we intend to redeem all of these shares held by Visa Europe on or about October 10, 2008. Upon the closing of this offering, for financial accounting purposes, we intend to classify this stock at its then fair value as temporary or mezzanine level equity in our historical consolidated balance sheet. Additionally, over the period from the initial public offering date to October 10, 2008, which we refer to as the accretion period, this stock will be accreted to its redemption price through our retained earnings.

To reflect the impact of this accretion on the net income available to common stockholders, we reported pro forma earnings per share using the two-class method. See Note 6 “Pro Forma Earnings per Share” to these unaudited pro forma condensed combined statements of operations. The redemption price of the class C (series II) common stock is $1.146 billion adjusted for dividends and certain other adjustments. See “Description of Capital Stock—Redemption.”

We determined the initial fair value of the class C (series II) common stock to be approximately $1.104 billion at the date of reorganization. We determined fair value by discounting the redemption price using a risk-free rate based on the probability and timing of the successful completion of this offering; this event would cause the class C (series II) common stock to become redeemable at the estimated redemption price on or after October 10, 2008. We estimate that the total amount of accretion will be approximately $42.0 million, which represents the difference between its initial fair value and its redemption price assuming no payment of dividends or other applicable adjustments.

The terms of the class C (series II) common stock require Visa Europe’s ownership of our common stock, on an as-converted basis, to represent no less than 10% of our total outstanding share capital at all times prior to October 10, 2008. As the shares sold in this offering will be issued shortly prior to the redemption of certain shares of class B and class C common stock, as described under “Use of Proceeds,” additional class C (series II) common stock will be issued to maintain Visa Europe’s required ownership interest in Visa Inc. during such time. This issuance will not have a cash impact or affect our financial results, including earnings per share, as the shares will be classified as temporary equity and will be redeemed together with all other outstanding class C (series II) common stock for a net aggregate price of $1.146 billion (subject to adjustment as described above) on or about October 10, 2008.

The Put-Call Option Agreement

Under the perpetual put-call option agreement between Visa Inc. and Visa Europe, we have granted Visa Europe a put right under which we are obligated to purchase from the members of Visa Europe all of the share capital of Visa Europe any time following the first anniversary of this offering. Upon exercise of the put, we are required to repurchase the shares of Visa Europe no later than 285 days after such exercise. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. See “Material Contracts—The Put-Call Option Agreement.” For the purposes of these unaudited pro forma condensed combined statements of operations, we determined that at the date of the reorganization, the fair value of the put option was approximately $417.0 million. Subsequent to the reorganization, this liability will be carried at fair value with changes in fair value included in our historical statements of operations similar to the treatment required by of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and reclassified as a short-term liability when it becomes payable within one year.

We determined the fair value of the put option using probability-weighted models designed to estimate our future liability under various future exercise scenarios. These models were designed to approximate the current value of our liability assuming Visa Europe exercised its put option at various times and under various economic conditions in the future. The key assumptions used in these models were determined based on the various elements of the put option strike price calculation and the fair value of Visa Europe. These assumptions included: Visa Europe’s projected financial performance (estimated using a wide range of growth scenarios), identified synergies (estimated by approximating those a market participant would expect to realize upon combination) and our anticipated forward price-to-earnings ratio on the date of exercise (estimated based on comparable public companies and other analyses).

Further, we are entitled to purchase all of the share capital of Visa Europe from its members at any time following certain triggering dates. A triggering event will occur if: (A) there is a 25% or greater decline in the number of merchants and a 45% or greater decline in the number of automated teller machines in Visa Europe’s region that accept Visa-branded products; (B) such rate of decline in each case is at least twice as much as both: (i) the average rate of decline in the number of merchants and ATMs in the Visa Europe region that accept general payment cards and (ii) the average rate of decline in acceptance, if any, in the number of merchants and ATMs outside of Visa Europe’s region that accept Visa-branded cards; and (C) Visa Europe has failed to deliver and implement a remediation plan within six months of the occurrence of such events. We determined that the call option contained in the put-call option agreement has nominal value at the date of the reorganization because the conditions under which the call is exercisable are deemed remote.

The Framework Agreement

After the reorganization, the relationship between Visa Inc. and Visa Europe is governed by a framework agreement, which provides for bilateral services and trademark and technology licenses.

Bilateral Services Agreement. Visa Inc. and Visa Europe provide each other with transitional and ongoing services similar to those services previously provided among Visa U.S.A., Visa International, Visa Canada, Inovant and Visa Europe. We provide Visa Europe with authorization services for cross-border transactions involving Visa Europe’s region, on the one hand, and the rest of the world, on the other hand, as well as clearing and settlement services both within Visa Europe’s region until Visa Europe’s regional clearing and settlement system is deployed (at which time this service will cease) and between Visa Europe’s region and the rest of the world. In addition, until Visa Europe’s regional clearing and settlement system is deployed, the parties share foreign exchange revenues related to currency conversion for transactions involving European cardholders as well as other cross-border transactions that take place in Visa Europe’s region. The parties also use each others’ switching and processing services. Visa Europe will indemnify us for any claims arising out of these services brought against us by Visa Europe’s member financial institutions, and we will indemnify Visa Europe for any claims arising out of these services brought against Visa Europe by our financial institution customers.

We determined that no material value above or below fair value was exchanged in the bilateral services agreement as a result of agreeing to receive or perform these services at the specified rates. We made this determination by comparing the pricing specified in the agreement to pricing routinely charged by comparable third party service providers. As a result, we did not record an asset or liability to reflect an obligation to provide or the right to receive services at above or below fair value.

Trademark and Technology Licenses. We granted Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology-related intellectual property owned by us within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. Visa Europe’s region consists of the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Visa Europe may sublicense the Visa trademarks and technology intellectual property to its members and other sublicensees, such as processors, for use within Visa Europe’s region and, in certain limited circumstances, outside the Visa Europe region.

Pricing under the licenses is governed by a formula that depends in part on the dates when certain events occur, including the closing of the Inovant U.S. holdco merger (which occurred on October 2, 2007), the closing of the reorganization (which occurred on October 3, 2007), our initial filing of the registration statement for this offering (which occurred on November 9, 2007) and the closing of this offering. For purposes of these unaudited pro forma condensed combined statements of operations, we assumed that the closing of this offering will occur on March 31, 2008.

On this basis, from October 1, 2007 through November 8, 2007, the fee for the licenses was payable at a rate of $6.0 million per quarter. Thereafter, from November 9, 2007, the base license fee will be payable quarterly at an annual rate of $142.5 million ($35.6 million per quarter), and beginning November 9, 2010, this base license fee will increase annually based on the growth of the gross domestic product of the European Union.

The base license fee will be reduced by two components during the period ending October 5, 2008. First, during the period from November 9, 2007 until October 5, 2008, the annual rate of the base license fee will be reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points (the nominal rate). Second, during the period from the closing date of this offering until October 5, 2008, the annual rate of the base license fee will be further reduced by an amount equal to the product of the following variables: (i) the net price per share of our class A common stock in this offering; (ii) (the number of shares of our class C (series III) common stock that would have been redeemed promptly out of the net proceeds of this offering, but for provisions in our amended and restated certificate of incorporation that permit Visa Europe to delay the redemption until October 6, 2008; and (iii) the nominal rate.

We determined that the base license fee, as adjusted in future periods based on the growth of the European Union gross domestic product, approximated fair value. We made this determination through an analysis of the fee rates implied by the economics of the licenses and consultation with third party valuation experts. However, due to the first and second fee reduction components, for financial accounting purposes, the trademark and technology licenses represented a contract that was below fair value.

We calculated our liability to provide these licenses at below fair value to be approximately $134.0 million, based on the November 9, 2007 registration statement filing date, the assumed March 31, 2008 offering closing date and the applicable three-month LIBOR rate at June 30, 2007 of 5.36%. For the period October 1, 2007 through November 8, 2007, the fee for the licenses was approximately $2.5 million, which is approximately $12.5 million below fair value. The first fee reduction component will reduce the fee payable in the period November 9, 2007 through October 5, 2008 by approximately $69.9 million. The second fee reduction component will further reduce the fee payable in the period March 31, 2008 through October 5, 2008 by approximately $51.6 million. The assumptions used represent our best estimate of the future impact of these terms of the framework agreement.

The application of the three-month LIBOR rate plus 100 to 200 basis points in determining the first and second fee reduction components represented a variable interest element embedded within the framework agreement, which we will treat as an embedded derivative with changes in fair value reflected in our statement of operations under the guidelines of SFAS No. 133. This embedded derivative does not impact the unaudited pro forma condensed combined statements of operations.

4.	Combination and Pro Forma Reorganization Adjustments

The following describes the combination and pro forma adjustments we applied to the unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2007 and fiscal 2006 of Visa U.S.A. and Visa International, derived from their historical financial statements included elsewhere in this prospectus, and Visa Canada, to reflect the reorganization and this offering as if they had occurred on October 1, 2005.

Combination Adjustments

A – Represents reclassification adjustments made to the historical statements of operations presentation of Visa U.S.A., Visa International and Visa Canada to consistently conform the presentation of like revenues and expenses. Historically, Visa U.S.A., Visa International and Visa Canada as separate entities have applied different captions to describe similar revenues and expenses. These adjustments were applied to group similar accounts using the captions of Visa U.S.A. as the accounting acquirer. These adjustments have no impact on net income of these entities as reported in their historical financial statements.

The following table reconciles the individual combination adjustments applied for reclassification purposes to the unaudited pro forma condensed combined statement of operations for the nine months ended June 30, 2007:

	Visa International Adjustments		Total Adjustments - Tickmark A
	(in thousands)
Operating Revenues
Data processing fees	$(265)		$(265)
Volume and support agreements	(142,884	) AA	(142,884)
Member incentives	142,884	AA	142,884
International transaction fees	439,660	AB	439,660
International service revenues	(439,660	) AB	(439,660)
Other revenues	265		265

Operating Expenses
Affiliates services	$(150,119	) AC	$(150,119)
Facilities	36,806	AD	36,806
Premises, equipment and software	(36,806	) AD	(79,950)
	(43,144	) AE
Communication	(26,976	) AF	(26,976)
Network, EDP and communications	43,144	AE	70,120
	26,976	AF
Advertising, marketing and promotion	15,038	AG	15,038
Travel and meetings	(42,006	) AH	(42,006)
Administration and other expenses	150,119	AC	173,437
	(15,038	) AG
	42,006	AH
	(194)
	(3,789)
	392
	(59)
Litigation obligation provision	194		194

Non-Operating Income, net	$(56,179	) AI	$(60,652)
	392
	(4,744)
	(121)
Other Income (Expenses)
Equity in earnings of unconsolidated affiliates	$4,744		$4,744
Interest income (expense)	(59)		62
	121
Investment income, net	56,179	AI	52,390
	(3,789)

AA—Represents reclassifications of Visa International’s member incentives to volume and support agreements to conform them to the presentation of Visa U.S.A.

AB—Represents reclassifications of Visa International’s international service revenues to international transaction fees to conform them to the presentation of Visa U.S.A.

AC—Represents reclassifications of Visa International’s affiliate services expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AD—Represents reclassifications of Visa International’s premises expenses to facilities expenses to conform them to the presentation of Visa U.S.A.

AE—Represents reclassifications of Visa International’s equipment expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AF—Represents reclassifications of Visa International’s communication expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AG—Represents reclassifications of additional advertising and promotion expenses included in administration and other expenses to advertising, marketing and promotion expenses to conform them to the presentation of Visa U.S.A.

AH—Represents reclassifications of Visa International’s travel and meetings expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AI—Represents reclassifications of Visa International’s interest and dividend income and expense to investment income, net, to conform them to the presentation of Visa U.S.A.

The following table reconciles the individual combination adjustments applied for reclassification purposes to the unaudited pro forma condensed combined statement of operations for fiscal 2006:

	Visa International Adjustments		Total Adjustments - Tickmark A
	(in thousands)
Operating Revenues
Data processing fees	$(215)		$(215)

Volume and support agreements	(302,359	) AJ	(302,359)
Member incentives	302,359	AJ	302,359
International transaction fees	428,027	AK	428,027
International service revenues	(428,027	) AK	(428,027)

Other revenues	215		215

Operating Expenses
Affiliates services	$(212,144	) AL	$(212,144)
Premises, equipment and software	(50,111	) AM	(105,245)
	(55,134	) AN
Facilities	50,111	AM	50,111
Communications	(33,423	) AO	(33,423)
Network, EDP and communications	55,134	AN	88,557
	33,423	AO
Advertising, marketing and promotion	10,634	AP	10,634
Travel and meetings	(59,275	) AQ	(59,275)
Administration and other expenses	212,144	AL	258,923
	(10,634	) AP
	59,275	AQ
	371
	(150)
	(2,017)
	(66)
Settlement risk guarantee	150		150

Non-Operating Income, net	$371		$(63,505)
	(9,203	) AR
	10,086	AS
	(64,759	) AT
Other Income (Expenses)
Equity in earnings of unconsolidated affiliates	$9,203	AR	$9,203
Interest expense	(66)		(10,152)
	(10,086	) AS
Investment income, net	(2,017)		62,742
	64,759	AT

AJ—Represents reclassifications of Visa International’s member incentives to volume and support agreements to conform them to the presentation of Visa U.S.A.

AK—Represents reclassifications of Visa International’s international service revenues to international transaction fees to conform them to the presentation of Visa U.S.A.

AL—Represents reclassifications of Visa International’s affiliate services expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AM—Represents reclassifications of Visa International’s premises expenses to facilities expenses to conform them to the presentation of Visa U.S.A.

AN—Represents reclassifications of Visa International’s equipment expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AO—Represents reclassifications of Visa International’s communication expenses to network, EDP and communications expenses to conform them to the presentation of Visa U.S.A.

AP—Represents reclassifications of additional advertising and promotion expenses included in administration and other expenses to advertising, marketing and promotion expenses to conform them to the presentation of Visa U.S.A.

AQ—Represents reclassifications of Visa International’s travel and meetings expenses to administration and other expenses to conform them to the presentation of Visa U.S.A.

AR—Represents reclassifications of Visa International’s equity in earnings of unconsolidated affiliates to its own line item to conform it to the presentation of Visa U.S.A.

AS—Represents reclassifications of Visa International’s interest expense to its own line item to conform it to the presentation of Visa U.S.A.

AT—Represents reclassifications of Visa International’s interest and dividend income and expense to investment income, net, to conform them to the presentation of Visa U.S.A.

B – Represents the adjustments required to eliminate the effects of transactions and cross-ownership among and between Visa U.S.A., Visa International and Visa Canada.

The following table reconciles the individual combination adjustments applied for elimination purposes to the unaudited pro forma condensed combined statement of operations for the nine months ended June 30, 2007:

	Visa U.S.A. Adjustments		Visa International Adjustments		Visa Canada Adjustments		Real Estate Joint Ventures Adjustments		Total Adjustments - Tickmark B
	(in thousands)
Operating Revenues
Card service fees	$—		$(141,727	) BA	$—		$—		$(141,727)
Data processing fees	(62,088	) BB	(2,275	) BA	—		—		(64,363)
Other revenues	(102,216	) BB	—		—		(49,181	) BC	(139,270)
							11,001	BE
							1,126	BE

Total adjustments—operating revenues									$(345,360)

Operating expenses
Affiliates services	$—		$—		$(15,168	) BB	$—		$(15,168)
Facilities	(41,061	) BC	(8,120	) BC	—		—		(48,055)
			1,126	BE
Network, EDP and communications	(2,112	) BA	—		—		—		(2,112)
Visa International fees	(129,680	) BA	—		(13,036	) BA	—		(142,716)
Professional and consulting fees	—		(1,369	) BB	—		—		(1,369)
Administration and other expenses	—		(148,457	) BB	826	BA	—		(146,941)
					690	BB

Total adjustments—operating expenses									$(356,361)

Non-operating income, net	$—		$(11,001	) BE	$—		$—		$(11,001)

Other income (expenses)
Equity in earnings of unconsolidated affiliates	$(36,229	) BD	$(2,877	) BG	$(277	) BG	$—		$(42,719)
	(1,668	) BF	(1,668	) BF
Minority interest income (expense)	3,154	BG	—		—		—		3,154

Total adjustments—other income (expenses)									$(39,565)

BA—Represents eliminations of Visa International’s revenues from Visa U.S.A. and Visa Canada for services primarily related to global brand management, global product enhancements and global electronic payment systems.

BB—Represents eliminations of Visa U.S.A.’s revenues from Visa International and Visa Canada for processing and development services and various license and usage rights primarily related to the VisaNet proprietary network.

BC—Represents eliminations of the real estate joint ventures’ rental income from Visa U.S.A. and Visa International

BD—Represents eliminations of Visa U.S.A.’s investment in Visa International and related equity in earnings of unconsolidated affiliates.

BE—Represents eliminations of the real estate joint ventures’ rental expense to Visa International.

BF—Represents eliminations of Visa International’s and Visa U.S.A.’s equity in earnings of unconsolidated affiliates related to the real estate joint ventures.

BG—Represents eliminations of minority interest expense and equity in earnings of affiliates for Visa International’s and Visa Canada’s investment in Inovant LLC.

The following table reconciles the individual combination adjustments applied for elimination purposes to the unaudited pro forma condensed combined statement of operations for fiscal 2006:

	Visa U.S.A. Adjustments		Visa International Adjustments		Visa Canada Adjustments		Real Estate Joint Ventures Adjustments		Total Adjustments - Tickmark B
	(in thousands)
Operating Revenues
Card service fees	$—		$(173,489	) BH	$—		$—		$(173,489)
Data processing fees	(76,349	) BI	(2,841	) BH	—		—		(79,190)
Other revenues	(158,062	) BI	—		—		(63,175	) BJ	(204,440)
							15,006	BK
							1,791	BK

Total Adjustments—Operating Revenues									$(457,119)

Operating Expenses
Affiliates services	$—		$—		$(20,630	) BI	$—		$(20,630)
Facilities	(52,435	) BJ	(10,740	) BJ	—		—		(61,384)
			1,791	BK
Network, EDP and communications	(2,645	) BH	—		—		—		(2,645)
Visa international fees	(159,264	) BH	—		(15,508	) BH	—		(174,772)
Professional and consulting fees	—		(4,654	) BI	—		—		(4,654)
Administrative and other expenses	—		(210,653	) BI	1,087	BH	—		(208,040)
					1,526	BI

Total Adjustments—Operating Expenses									$(472,125)

Non-Operating Income, net	$—		$(15,006	) BK	$—		$—		$(15,006)

Other Income (Expenses)
Equity in earnings of unconsolidated affiliates	$(13,254	) BL	$(7,868	) BN	$(2,460	) BN	$—		$(23,785)
	(101	) BM	(102	) BM
Minority interest income (expense)	10,782	BN	—		—		—		10,782

Total Adjustments—Other Income (Expenses)									$(13,003)

BH—Represents eliminations of Visa International’s revenues from Visa U.S.A. and Visa Canada for services primarily related to global brand management, global product enhancements and global electronic payment systems.

BI—Represents eliminations of Visa U.S.A.’s revenues from Visa International and Visa Canada for processing and development services and various license and usage rights primarily related to the VisaNet proprietary network.

BJ—Represents eliminations of the real estate joint ventures’ rental income from Visa U.S.A. and Visa International.

BK—Represents eliminations of Visa International’s rental income from the real estate joint ventures.

BL—Represents eliminations of Visa U.S.A.’s investment in Visa International and related equity in earnings of unconsolidated affiliates.

BM—Represents eliminations of Visa International’s and Visa U.S.A.’s equity in earnings of unconsolidated affiliates related to the real estate joint ventures.

BN—Represents eliminations of minority interest expense and equity in earnings of affiliates for Visa International’s and Visa Canada’s investment in Inovant LLC.

For more information regarding the inter-company transactions and cross-ownership, refer to the disclosures in the following notes to the respective audited and unaudited financial statements of Visa U.S.A. and Visa International:

Visa U.S.A.

•	Unaudited consolidated financial statements for the nine months ended June 30, 2007: Note 3 “Visa International, Visa Canada and Visa Europe”

•

Audited consolidated financial statements for the year ended September 30, 2006: Note 4 “Inovant, Inc. and Inovant LLC,” Note 5 “Visa International, Visa Canada, Visa Europe” and Note 8 “Investments in Joint Ventures”

Visa International

•	Unaudited consolidated financial statements for the nine months ended June 30, 2007: Note 3 “Visa Affiliates”

•	Audited consolidated financial statements for the year ended September 30, 2006: Note 5 “Visa Affiliates,” Note 9 “Investments in Real Estate Joint Ventures”

C – Represents the adjustments necessary to record the gross revenues and expense balances related to the real estate joint ventures for the nine months ended June 30, 2007 and for fiscal 2006. Visa U.S.A. and Visa International previously each owned 50% of these real estate joint ventures and accounted for their investments under the equity method. See Note 8 “Investments in Joint Ventures” of the Visa U.S.A. audited consolidated financial statements for fiscal 2006.

Pro Forma Reorganization Adjustments

D – Represents the increase in value resulting from the preliminary allocation of purchase price to facilities, equipment and software based on our preliminary independent appraisal. The following table provides a reconciliation of the historical basis of Visa U.S.A. facilities, equipment and software to our new basis upon the application of purchase accounting:

Facilities, Equipment and Software, Net
(in thousands)
Visa U.S.A. historical basis	$270,077
Minority interest	(19,954)

Net Visa U.S.A. historical basis	250,123
Visa U.S.A. historical basis in Visa International	42,671
Visa U.S.A. historical basis in real estate joint ventures (see tickmark C)	53,334
Acquired assets (see Note 1)	272,000
Reclassification adjustments(1)	(33,876)

Total Visa Inc. basis	$584,252

(1)	This adjustment reflects the reclassification of certain Visa U.S.A. technology from facilities, equipment and software to technology.

The adjustment to the statements of operations represents the following pro forma adjustments to record additional non-cash amortization and depreciation expense related to the new basis of intangible and tangible definite lived assets, which were recorded on a pro forma basis at their estimated fair value.

	Visa U.S.A. Historical Expense for the Nine Months Ended June 30, 2007	Visa Int’l, Visa Canada, Real Estate Joint Ventures Historical Expense for the Nine Months Ended June 30, 2007	Pro Forma Reorganization Adjustment	Total Expense for the Nine Months Ended June 30, 2007
	(in thousands)
Depreciation	$55,748	$22,469	$(7,005)	$71,212
Amortization	38,301	13,218	40,148	91,667

Total	$94,049	$35,687	$33,143	$162,879

	Visa U.S.A. Historical Expense for Fiscal 2006	Visa Int’l, Visa Canada, Real Estate Joint Ventures Historical Expense for Fiscal 2006	Pro Forma Reorganization Adjustment	Total Expense for Fiscal 2006
	(in thousands)
Depreciation	$81,259	$33,022	$2,559	$116,840
Amortization	58,904	10,767	58,074	127,745

Total	$140,163	$43,789	$60,633	$244,585

The following table represents the estimated remaining useful lives we assumed for each asset class to record the adjustment to historical depreciation and amortization:

Estimated Remaining Useful Lives
Trademark	Not depreciated
Customer relationships	Not depreciated
European franchise right	Not depreciated
Facilities
Land	Not depreciated
Buildings and building improvements	17 to 30 years
Leasehold improvements	1 to 5 years
Furniture and fixtures	2 to 6 years
Equipment	1 to 4 years
Software	1.5 to 3 years

E – Represents the adjustments to the Visa International, Visa Canada and Inovant pension and post-retirement benefit obligations to reflect the difference between the present value of the estimated projected benefit obligation and the fair value of related plan assets, and to eliminate the unrecognized settlement losses recorded in fiscal 2006.

Visa Europe and Other Pro Forma Reorganization Adjustments

F – Represents the adjustment to historical card service fees to reflect the newly negotiated fee structure for on-going service fee commitments pursuant to the bilateral services agreement. For the purposes of our unaudited pro forma condensed combined statements of operations, the adjustment reduces historical card service fees to the amount of services Visa Europe is obligated to purchase from us at fixed prices in the 21 months following the reorganization. This adjustment does not reflect additional optional card services for which Visa Europe is entitled at its discretion at fixed prices under the bilateral services agreement.

G – Represents the adjustment to historical data processing fees to reflect the newly negotiated fee structure for on-going data processing services pursuant to the bilateral services agreement. For the purposes of our unaudited pro forma condensed combined statements of operations presentation, the adjustment reduces historical data processing fees to the amount we would have earned under the newly negotiated fee structure based on actual transaction volume experienced in the nine months ended June 30, 2007 and fiscal 2006. This adjustment does not reflect optional fixed fee services, for which Visa Europe is entitled at its discretion under the bilateral services agreement.

H – Represents the adjustment to historical international transaction fees to reflect the impact of the new foreign exchange revenue sharing agreement with Visa Europe, pursuant to the bilateral services agreement.

I – Represents the adjustments to historical other revenues to record the fee that Visa Europe will pay us pursuant to the framework agreement. The adjustments reflect the first and second fee reduction components and accretion to revenue of the loss liability recorded in purchase accounting which we have calculated based on our assumptions as detailed in Note 3 “Visa Europe Transaction—The Trademark and Technology Licenses” to these unaudited pro forma condensed combined statements of operations.

J – Represents the adjustment to eliminate the minority interest and minority interest income (expense) attributable to the 10% ownership interest in Inovant held by Visa Europe.

Income Tax Pro Forma Adjustments

K – Represents the adjustments to the historical income tax expense for the nine months ended June 30, 2007 and for fiscal 2006, as a result of consolidating Visa U.S.A., Visa International and Visa Canada, including:

•	Adjustments to the tax provision of Visa U.S.A. related to Visa U.S.A.’s interest in Visa International;

•	Adjustments to the current state tax provision of Visa U.S.A., Visa International and Inovant to account for consolidated apportioned statutory state rates; and

•	Adjustments to Visa Canada related to the entity’s change in status from a not-for-profit corporation to a for-profit corporation.

L – Represents the adjustment to reflect the tax provision impact related to purchase accounting adjustments applied to the historical consolidated statements of operations for the nine months ended June 30, 2007 and fiscal 2006.

5.	Pro Forma Offering Adjustments

Loss of California Cooperative Status

The state of California, where both Visa U.S.A. and Visa International are headquartered, historically had not taxed a substantial portion of the reported net income of these companies on the basis that both operate on a cooperative or mutual basis and were therefore eligible for a special deduction pursuant to California Revenue and Taxation Code §24405, which we refer to as the special deduction. As taxpayers eligible for the special deduction, Visa U.S.A. and Visa International were generally only subject to California taxation on non-member/owner income. Therefore, the majority of each company’s income was not historically taxable.

As a result of this offering and ownership by parties other than our former member financial institutions, we will no longer be eligible to claim the special deduction and will not be exempt from California taxation. Accordingly, pro forma adjustments were applied to these unaudited pro forma condensed combined statements of operations to reflect the potential increase in our California state income tax rate, or tax expenses and benefits, as a result of losing the benefit of the special deduction.

If we did not lose eligibility for the special deduction, our state tax effective rate would decrease by approximately 3%, net of federal tax benefit. Had eligibility for the special deduction been reflected as of October 1, 2005 in the unaudited pro forma condensed combined statements of operations for fiscal 2006, our income tax expense would have been decreased and net income would have been increased by approximately $22.9 million. A corresponding effective tax rate increase reported in the unaudited pro forma condensed combined statement of operations for the nine months ended June 30, 2007 would have resulted in a decrease in income tax expense and increase in net income of approximately $42.4 million.

6.	Pro Forma Earnings per Share

Pro Forma Shares Outstanding

Based on the assumptions detailed below, the following table sets forth, on a pro forma basis, (i) the number of shares of common stock outstanding following the reorganization and this offering, reflecting the application of $              of the proceeds of this offering to redeem              shares of class B common stock and              shares of class C common stock, assuming an initial public offering price of $              per share (the midpoint of the range set forth on the cover of this prospectus), and (ii) the number of shares of class A common stock issuable upon conversion of the class B common stock and class C common stock into class A common stock:

Class of Common Stock	Shares Outstanding Upon Reorganization and Offering	Class A Common Stock Outstanding or Issuable Upon Conversion of the Class B and Class C Common Stock
Class A
Class B
Class C (series I, III and IV)(1)
Class C (series II)

Total

(1)	This amount does not include shares of class C (series III) common stock reclassified as a liability upon closing of this offering. See Note 3, “Visa Europe Transaction” to these unaudited pro forma condensed combined statements of operations.

Prior to this offering, each of the regional classes of common stock will be converted into class C common stock or, in the case of regional common stock held by members of Visa U.S.A., class B common stock.

The conversion rate applicable to any conversion of our class C common stock into class A common stock will be one-to-one, subject to adjustment for stock splits, recapitalizations and similar transactions. Assuming the

deposit of $            , representing        % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus) into an escrow account, the conversion rate applicable to the class B common stock into class A common stock immediately following the offering will be              shares of class A common stock per share of class B common stock. See “Business—Retrospective Responsibility Plan.”

Calculation of Earnings per Share

Upon the closing of this offering, for financial accounting purposes, we intend to classify all class C (series II) common stock at its then fair value as temporary or mezzanine level equity in our historical consolidated balance sheet. Additionally, over the period from the closing of this offering to on or about October 10, 2008 (the date on which we intend to redeem all of these shares held by Visa Europe) we will accrete this stock to its redemption price through our retained earnings. We estimate that the total amount of accretion will be approximately $42.0 million, which represents the difference between its initial fair value and its redemption price assuming no dividends or other applicable adjustments.

Upon the closing of this offering, for financial accounting purposes, we intend to classify the class C (series III) redemption shares as a liability, at their redemption value, in our historical consolidated balance sheet. From the date of reclassification, these shares shall be excluded from the weighted average number of shares outstanding in the calculation of basic and diluted earnings per share. However, until redeemed, the class C (series III) redemption shares will continue to share ratably (on an as-converted basis) in any dividends or distributions paid on our common stock. Such participation has no impact on the redemption value of this common stock. Therefore, in the calculation of basic and diluted earnings per share, the class C (series III) redemption shares shall be treated as participating in the allocation of net income and will proportionately reduce net income available to all remaining common stockholders.

The total amount of accretion of the class C (series II) common stock and the allocation of net income to the class C (series III) redemption shares reduces the amount of net income available to common stockholders for the purposes of calculating pro forma basic and diluted earnings per share during the period from the closing of this offering until the redemption of the class C (series II) and class C (series III) common stock. We expect to redeem the class C (series II) and the class C (series III) common stock on or about October 10, 2008. For the purposes of presenting pro forma earnings per share, we have assumed a reorganization and an initial public offering date of October 1, 2005. Under these assumptions, the class C (series II) common stock and class C (series III) redemption shares would be redeemed approximately one year after the reorganization, on or about October 10, 2006. We have therefore reported pro forma earnings per share under the two-class method for fiscal 2006 to reflect the accretion of the class C (series II) common stock to its redemption value and the allocation of net income to the class C (series III) redemption shares.

The holders of class A, class B and class C common stock are entitled to share ratably (on an as-converted basis) in dividends or distributions paid on the common stock, regardless of class or series. Therefore under the guidelines of SFAS No. 128 “Earnings Per Share,” on a pro forma basis we have presented earnings per share using the two-class method with separate disclosure of pro forma earnings per share attributable to (i) class A common stock and class C (series I, III and IV) common stock, (ii), class B common stock, and (iii) class C (series II) common stock. Pro forma net income available to common stockholders for fiscal 2006 is calculated as follows:

(in thousands except per share data)

Pro forma net income	$436,581
Less: Accretion of class C (series II) common stock	(42,000)

Less: Amount allocated to participating class C (series III) redemption shares held by Visa Europe
Total pro forma net income available to common stockholders

Pro forma net income available to common stockholders:
Class A and class C (series I, III and IV) common stock
Class B common stock
Class C (series II) common stock(1)

Pro forma earnings per share—two-class method:
Class A and class C (series I, III and IV) common stock
Class B common stock
Class C (series II) common stock(1)

(1)	The aggregate redemption price of the class C (series II) common stock is reduced by the aggregate amount of any dividends and other distributions declared and paid. Therefore, for the purposes of calculating pro forma earnings per share, under SFAS No. 128, class C (series II) common stockholders are deemed not to participate in any distribution of pro forma net income available to other common stockholders.

Had the class C (series II) common stock and class C (series III) redemption shares been redeemed on October 1, 2005, the beginning of the period, pro forma earnings per share would have been $             per share of class A and class C (series I, III and IV) common stock and $             per share of class B common stock for fiscal 2006.

Set forth below is the pro forma net income available to common stockholders for the nine months ended June 30, 2007. This presentation reflects the redemption of all class C (series II) shares and class C (series III) redemption shares on October 1, 2006. Upon the redemption of these shares, all remaining class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis, with the result that as of October 1, 2006, our outstanding shares would consist of             shares of class A common stock,             shares of class B common stock and             shares of class C common stock. Pro forma net income available to common stockholders for the nine months ended June 30, 2007 is calculated as follows:

(in thousands except per share data)
Pro forma net income	$770,920
Pro forma net income available to common stockholders:
Class A and class C common stock
Class B common stock

Pro forma earnings per share—two-class method:
Class A and class C common stock
Class B common stock

OVERVIEW OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VISA INC.

The following overview contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and with the information under “Unaudited Pro Forma Condensed Combined Statements of Operations.”

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We provide financial institutions, our primary customers, with platforms that encompass consumer credit, debit, prepaid and commercial payments. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. Each of these constituencies has played a key role in the ongoing worldwide migration from paper-based to electronic forms of payment, and we believe that this transformation will continue to yield significant growth opportunities in the electronic payments industry. We will continue to explore additional opportunities to enhance our competitive position by expanding the scope of payment solutions to benefit our existing customers and to position Visa to serve more and different constituencies.

Our unaudited pro forma operating revenues were $3,727 million for the nine months ended June 30, 2007 and $3,908 million for fiscal 2006. Revenues for the nine months ended June 30, 2007 reflect 12% growth in underlying payments volume, with double-digit growth across all product categories. Payments volume on credit products grew 16% outside the United States, accounting for 35% of our overall payments volume growth. Our pro forma operating income as a percentage of operating revenues was 33% for the nine months ended June 30, 2007 and 18% for fiscal 2006. The improvement in operating margin for the nine months ended June 30, 2007 reflects the transition to a profit-maximizing business model, particularly in regions outside the United States.

The Reorganization

In order to respond to industry dynamics and enhance Visa’s ability to compete, Visa consummated a reorganization in which Visa U.S.A., Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc., a Delaware stock corporation. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned by its member financial institutions and entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization. In the reorganization, we issued different classes and series of shares reflecting the different rights and obligations of Visa financial institution members and Visa Europe based on the geographic region in which they are located.

We believe that the reorganization provides us with several significant strategic benefits. It allows us to increase our operational efficiency and enhances our ability to deliver more innovative products and services to financial institutions, merchants and cardholders on a global basis. The reorganization allows us to centralize and streamline our strategy and decision making. At the same time, we believe that the reorganization preserves and reinforces the advantages that have made Visa the largest retail electronic payments network in the world.

The reorganization will impact our business, results of operations and financial condition in a number of significant ways:

•

Charges. Certain charges directly connected to the reorganization will affect our results of operations in future periods. These charges, which may be significant, will include charges during fiscal 2008 related to workforce consolidation due to elimination of overlapping functions and to certain professional fees related to enhancing our systems and infrastructure to support the global organization.

•

Retrospective responsibility plan. Our retrospective responsibility plan is a central component of the reorganization. The retrospective responsibility plan is designed to address potential liabilities arising from certain litigation that we refer to as the “covered litigation.” Our capital structure was designed to implement a key principle of the retrospective responsibility plan, which is that liability for the covered litigation would remain with the holders of our class B common stock, all of which are members of Visa U.S.A. As part of the plan, we intend to deposit $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), of the net proceeds from this offering in an escrow account from which settlements of, or judgments in, the covered litigation will be payable. Immediately after this offering, the conversion rate applicable to each share of class B common stock will be              shares of class A common stock per share of class B common stock. After the closing of this offering, we may be directed by the litigation committee to sell class A common stock to raise additional funds to be used for such purpose, in which case the conversion rate will further adjust so that each share of class B common stock converts into fewer shares of class A common stock. See “Business—Retrospective Responsibility Plan.”

•

Commercial relationship with Visa Europe. We will not directly operate in the Visa Europe region, which covers the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Our relationship with Visa Europe is governed by a framework agreement providing for exclusive, perpetual, non-transferable trademark and technology licenses within Visa Europe’s field of use and the provision of certain bilateral services. This agreement is designed to ensure that Visa’s business and processing infrastructures will be both efficient and interoperable on a global basis. This agreement also gives Visa Europe broad rights to operate the Visa business in its region. We will have limited ability to control Visa Europe’s operations and will have limited recourse in the event of a breach of the framework agreement by Visa Europe.

•

Visa Europe put right. We have granted Visa Europe the option to cause the sale of Visa Europe to us. This right is described under “Material Contracts—The Put-Call Option Agreement.” We will record changes in the fair value of this option on a quarterly basis in our statements of operations. Quarterly changes in the value of the put option will result in fluctuations in our reported net income.

Operating Revenues

Our operating revenues consist of card service fees, data processing fees, international transaction fees and other revenues. Operating revenues are offset by payments made to customers and merchants under volume and support agreements. Standard pricing varies among our different geographies and may be modified on a customer-by-customer basis through volume and support agreements.

We do not earn revenues from interest and fees paid by cardholders on Visa-branded cards. Our issuing customers have the responsibility for issuing cards and determining interest rates and fees paid by consumers, and most other competitive card features. Nor do we earn revenues from the fees that merchants are charged for card acceptance, including the merchant discount rate. Our acquiring customers, which are generally responsible for soliciting merchants, establish and earn these fees.

A significant portion of our operating revenues is concentrated among our largest customers. Our pro forma operating revenues from our four largest customers represented approximately $847.9 million, or 23%, and $870.9 million, or 22%, of our total pro forma operating revenues for the nine months ended June 30, 2007 and fiscal 2006, respectively. In addition, our pro forma operating revenues from JPMorgan Chase accounted for $367.6 million, or 10%, and $408.5 million, or 10%, of our pro forma operating revenue for the nine months ended June 30, 2007 and fiscal 2006, respectively. The following table sets forth the components of our operating revenues in dollars, and as a percentage of total operating revenues, on a pro forma basis for the nine months ended June 30, 2007 and fiscal 2006:

	Pro Forma Visa Inc.
	Nine Months Ended June 30, 2007		Fiscal 2006
	(in millions, except percentages)
Card service fees	$1,760	47.2%	$2,057	52.6%
Data processing fees	1,193	32.0	1,412	36.1
Volume and support agreements	(499)	(13.4)	(890)	(22.8)
International transaction fees	735	19.7	791	20.3
Other revenues	538	14.5	538	13.8

Total operating revenues	$3,727	100.0%	$3,908	100.0%

Components of Operating Revenues

Card service fees

Card service fees reflect payments by customers for their participation in card programs carrying our brands. Card service fees are primarily calculated on the payments volume of products carrying the Visa brand. We rely on our customers to report payments volume to us. Card service fees excluding online PIN-based debit, in a given quarter, are assessed based on payments volume in the prior quarter, excluding online PIN-based debit. Therefore, card service fees reported with respect to the nine months ended June 30, 2007 and fiscal 2006 were based on payments volume reported by our customers for the nine months ended March 31, 2007 and the 12 months ended June 30, 2006, respectively.

Data processing fees

Data processing fees consist of fees charged to customers for providing transaction processing and other payment services, including processing services provided under our bilateral services agreement with Visa Europe. Data processing fees are based on information we accumulate from VisaNet, our proprietary, secure, centralized, global processing platform, which provides transaction processing services linking issuers and acquirers. Data processing fees are recognized as revenues in the same period the related transaction occurs or services are rendered. Data processing fees are primarily driven by the number, size and type of transactions processed and represent fees for processing transactions.

Volume and support agreements

Volume and support agreements are contracts with customers, merchants and other business partners for various programs designed to build payments volume, increase card issuance and product acceptance and increase Visa-branded transactions. These contracts are typically multi-year arrangements. These contracts provide incentives based on payments volume growth or card issuance, or provide marketing and program support based on specific performance requirements. Volume and support agreements are recorded as a reduction to operating revenues, because the arrangements are primarily used to build payments volume. Certain incentives are estimated based on projected performance criteria and may change when actual performance varies from projections, resulting in adjustments to volume and support agreements. Management routinely reviews volume and support agreements and estimates of performance.

International transaction fees

International transaction fees are assessed to customers on transactions where an issuer is domiciled in one country and a merchant is located in another country. International transaction fees are generally driven by cross-border payments volume and from currency exchange activities in connection with the settlement of multi-currency transactions. International transaction fees are influenced by levels of travel and the extent to which Visa-branded products are utilized for travel purposes. These fees are recognized as revenues in the same period the related transactions occur or services are performed.

Other revenues

Other revenues consist primarily of acceptance fees in support of ongoing acceptance and volume growth initiatives, optional service enhancements, such as extended cardholder protection and concierge services, cardholder and merchant services, and fees for licensing and certification.

Operating Expenses

Our operating expenses consist of personnel expenses, network, electronic data processing, or EDP, and communications expenses, advertising, marketing and promotion expenses, professional and consulting fees, administrative and other expenses, and litigation expenses.

The following table sets forth the components of our operating expenses on a pro forma basis for the nine months ended June 30, 2007 and fiscal 2006.

	Pro Forma Visa Inc.
	Nine Months Ended June 30, 2007		Fiscal 2006
	(in millions, except percentages)
Personnel	$835	33.6%	$1,010	31.5%
Facilities	78	3.2	106	3.3
Network, EDP and communications	358	14.4	473	14.8
Advertising, marketing and promotion	694	27.9	943	29.4
Professional and consulting fees	395	15.9	418	13.1
Administrative and other	109	4.4	230	7.2
Litigation provision	15	0.6	23	0.7

Total operating expenses	$2,484	100.0%	$3,203	100.0%

Personnel expenses consist of salaries, incentives and various fringe benefits for Visa employees.

Network, EDP and communications expenses represent expenses for the operation of our electronic payments network, including maintenance, depreciation and fees for other data processing services.

Advertising, marketing and promotion expenses include expenses, other than personnel expenses, associated with advertising and marketing programs, sponsorships, promotions and other related incentives to promote the Visa brand and assist customers in achieving their goals. Payments relating to sponsorships are included in advertising, marketing and promotion expenses because they are incurred to build brand awareness.

Professional and consulting fees consist of fees for consulting, contractors, legal and other professional services.

Administrative and other expenses primarily consist of facilities and other corporate and overhead expenses in support of our business, such as travel expenses.

Litigation provision is an estimate of litigation expense and is based on management’s understanding of our litigation profile, the specifics of the case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet dates. In accordance with SFAS No. 5, “Accounting for Contingencies,” management records a charge to income for an estimated loss if such loss is probable and reasonably estimable. We will continue to review the litigation accrual and, if necessary, future refinements of the accrual will be made.

Other Income (Expense)

Other income (expense) primarily consists of interest expense and investment income.

The following table sets forth the components of our other income (expense) on a pro forma basis for the nine months ended June 30, 2007 and fiscal 2006.

	Pro Forma Visa Inc.
	Nine Months Ended June 30, 2007		Fiscal 2006
	(in millions, except percentages)
Investment income, net	$125	195.3%	$132	440.0%
Interest income (expense)	(62)	(96.9)	(103)	(343.3)
Equity in earnings of unconsolidated affiliates	1	1.6	1	3.3

Total other income	$64	100.0%	$30	100.0%

Investment income, net represents returns on our fixed-income securities and other investments.

Interest expense primarily includes accretion associated with litigation settlements to be paid over periods longer than one year and interest incurred on outstanding debt.

Equity in earnings of unconsolidated affiliates consists of investments resulting in ownership of approximately 20-50%, or more than 5% of a flow-through entity (e.g., limited partnerships, limited liability companies).

Income Taxes

The state of California, where Visa U.S.A. and Visa International have been headquartered, historically had not taxed a substantial portion of reported net income of these companies on the basis that both operated on a cooperative or mutual basis and therefore were eligible for a special deduction pursuant the California Revenue and Taxation Code. Visa U.S.A. and Visa International were therefore only subject to California taxation on non-member/owner income. As a result of this offering and ownership by parties other than our former member financial institutions, Visa Inc. will no longer be eligible to claim the special deduction afforded and will not be exempt from California taxation. The loss of eligibility for the special deduction increases our state tax effective rate by approximately 3%, net of federal tax.

Liquidity and Capital Resources

Prior to the reorganization, Visa U.S.A., Visa International and Visa Canada each managed its own short-term and long-term liquidity needs. With the completion of the reorganization, we are now able to manage our corporate finance and treasury functions on an integrated basis.

Certain charges directly connected with the reorganization will affect our results of operations in future periods. These charges, which may be significant, will include charges during 2008 related to workforce consolidation due to elimination of overlapping functions, and certain professional fees related to enhancing our systems and infrastructure to support the global organization. We expect to fund these activities with existing liquid assets and projected cash flows.

Based on our cash flow budgets and forecasts of our short-term and long-term liquidity needs, management believes that our projected sources of liquidity will be sufficient to meet our projected liquidity needs for the next 12 months. However, our ability to maintain liquidity could be adversely affected by several factors described under “Risk Factors” including the adverse outcome of any of the legal or regulatory proceedings. Management will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances.

Sources of Liquidity

In addition to the net proceeds from this offering, which we intend to use as described under “Use of Proceeds” our primary sources of liquidity are cash on hand, cash provided by operating activities and our short term investment portfolio. Funds from operations are maintained in cash and cash equivalents, short-term available-for-sale investments, short-term trading assets, or long-term available-for-sale investments based on our estimates of when those funds will be required. At June 30, 2007, our unaudited pro forma total liquid assets, consisting of cash, cash equivalents, trading assets and short- and long-term investment securities, available for sale, were $2.9 billion.

Revolving credit facilities. We maintain certain unsecured revolving credit facilities providing for borrowings of up to $2.25 billion in order to provide liquidity in the event of settlement failures by our customers, to back up the commercial paper program and, in the case of the three-year facility described below, for general corporate purposes. The participating lenders in these revolving credit facilities include certain customers or affiliates. There were no borrowings under these revolving credit facilities during the nine months ended June 30, 2007 or during fiscal 2006. These facilities contain certain covenants and events of default customary for financings of this type. We were in compliance with all covenants with respect to these facilities at September 30, 2006 and June 30, 2007.

Of the $2.25 billion of credit facilities referenced above, $300 million was scheduled to expire on October 7, 2007 and the remainder is scheduled to expire on November 19, 2007. In November 2007, Visa International obtained commitments subject to customary conditions for a single $2.25 billion credit facility that will refinance its existing credit facilities with a single 364-day credit facility maturing in November 2008. The new credit facility will allow Visa International to substitute Visa Inc. as the borrower under this facility and contains covenants and events of default customary for facilities of this type.

U.S. commercial paper programs. We maintain a $500 million U.S. commercial paper program, which provides for the issuance of unsecured debt with maturities up to 270 days from the date of issuance at interest rates generally extended to companies with comparable credit ratings. The commercial paper program is our primary source of short-term borrowed funds, and commercial paper is issued to cover short-term cash needs during peak settlement periods. At June 30, 2007 and September 30, 2006, we had no obligations outstanding under this program.

Medium-term note program. We have established a medium-term note program authorizing the issuance of a maximum $250.0 million of unsecured, private placement notes. The notes may be issued with maturities from nine months to 30 years at fixed or floating interest rates. At June 30, 2007 and September 30, 2006, we had notes outstanding in an aggregate amount of $40.0 million, which mature in August 2009.

Uses of Liquidity

Payment settlement requirements. Payments settlement due from and due to issuing and acquiring customers represents our most consistent liquidity requirement, arising primarily from the payments settlement of certain credit and debit transactions and the timing of payments settlement between financial institution customers with settlement currencies other than the U.S. dollar. These settlement receivables and payables generally remain outstanding for one to two business days, consistent with standard market conventions for domestic transactions and foreign currency transactions. We maintain a liquidity position sufficient to enable uninterrupted daily net settlement. Typically, the highest seasonal liquidity demand is experienced in December and early January during the holiday shopping season. During the nine months ended June 30, 2007, on a pro forma basis, we funded average daily net settlement receivable balances of $143 million, with the highest daily balance being $352 million. During fiscal 2006, we funded average daily net settlement receivable balances of $109 million, with the highest daily balance being $298 million.

Capital expenditures. We are building a new data center on the east coast of the United States, with a projected completion date in fiscal 2010. At June 30, 2007, we had executed construction agreements totaling $239 million of the $397 million estimated to complete the project. Upon completion, we will migrate our current east coast data center to this new facility. In addition, we continue to make ongoing investments in technology and our payments system infrastructure, some of which we treat as capital expenditures.

Litigation. Visa U.S.A. and Visa International are parties to legal and regulatory proceedings with respect to a variety of matters, including certain litigation that we refer to as the “covered litigation.” We have a retrospective responsibility plan to address settlements and judgments arising from the covered litigation. As part of the plan, we intend to deposit $        , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), as determined by the litigation committee, into an escrow account from which settlements of, or judgments in, the covered litigation will be payable. The amount deposited in the escrow account will cause the class B conversion rate to adjust to              shares of class A common stock per share of class B common stock. After the closing of this offering, we may be directed by the litigation committee to conduct additional sales of class A common stock in order to increase the escrow amount, in which case the conversion rate of the class B common stock will be subject to an additional dilutive adjustment to the extent of the net proceeds from those sales. See “Business—Retrospective Responsibility Plan.”

We, Visa U.S.A. and Visa International entered into an agreement with American Express that became effective on November 9, 2007 to settle previously disclosed litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ends all current litigation between American Express and Visa U.S.A. and Visa International as well as five co-defendant banks. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from us and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from us and $185 million from the five co-defendant banks. Beginning March 31, 2008, we will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

SFAS No. 5, “Accounting for Contingencies,” requires an accrual by a charge to income for an estimated loss if such a loss is probable and reasonably estimable. Management’s determination of the appropriate loss accrual will be made in light of all relevant factors, including, but not limited to, the litigation committee’s decision as to the escrow amount. As a result, the amount of the accrual could be higher or lower than the escrow amount.

To account for the American Express settlement agreement, Visa U.S.A. expects to record litigation expense in its fiscal 2007 financial statements equal to the present value of the estimated total payments it will be required to make, which is approximately $1.9 billion. We expect to record interest expense to the extent of the remaining obligation of $139 million from October 1, 2008 through December 31, 2011. We intend to use the escrow account to fund payments in connection with the settlement agreement.

Judgments and settlements in litigation other than covered litigation could give rise to future liquidity needs. For example, in connection with our retailers’ litigation settlement in fiscal 2003, we are required to make annual settlement payments of $200 million through fiscal 2012.

Redemption of class B and class C common stock. We intend to use $             of the net proceeds to redeem              shares of class B common stock and              shares of class C (series I) common stock promptly following the closing of this offering. In October 2008, we intend to redeem (1) all of the class C (series II) common stock at an aggregate redemption price of $1.146 billion, and (2)              shares of class C (series III) common stock at an aggregate redemption price of $            , equivalent on a per share basis to the price per share of class A common stock in this offering less underwriting discounts and commissions.

Visa Europe put-call option agreement. We have granted Visa Europe a put right under which we will be required to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time after the first anniversary of this offering. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies the 12-month forward price-earnings multiple applicable to our common stock at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the same 12-month period. Upon exercise of the put option, we will be obligated, subject only to regulatory approvals and other limited conditions, to pay the purchase price within 285 days in cash or, at our option, with a combination of cash and shares of our publicly tradable common stock. The portion of the purchase price we will be able to pay in stock will be limited to a percentage equal to the percentage of our class C (series I) common stock that at the settlement date remains subject to transfer restrictions described under “Description of Capital Stock—Transfer Restrictions.” We must pay the purchase price in cash, however, if the settlement of the put option occurs more than three years after the completion of this offering.

We will incur a substantial financial obligation if Visa Europe exercises the put option. If we are unable to pay the purchase price with available cash on hand, we will need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering. For a description of the put-call option agreement see “Material Contracts—The Put-Call Option Agreement.”

Other uses of liquidity. In addition to the principal uses of liquidity described above, we are also required to make interest and principal payments under our outstanding indebtedness.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The contractual obligations identified in the table below include both on-and off-balance sheet transactions that represent a material expected or contractually committed future obligations at September 30, 2007. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
(millions)
Purchase order	$	$	$	$	$
Operating leases
Equipment and licenses
Capital leases
Volume and support agreements
Litigation payments
Debt

Total	$	$	$	$	$

Off-Balance Sheet Arrangements

Settlement of our customers’ transactions is currently guaranteed by members through the indemnification provisions in the bylaws of Visa U.S.A., Visa International and through separate membership agreements with the individual members. Upon the closing of this offering, the members will no longer indemnify Visa for settlement obligations other than their own settlement obligations and those of certain other participants in the system sponsored by the member.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential for economic losses from changes in market factors such as foreign currency exchange rates, credit, interest rates and equity prices. We believe that we have limited exposure to risks associated with changes in foreign currency exchange rates, credit, interest rates and equity prices. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes. Aggregate risk exposures are monitored on an ongoing basis, and cash and cash equivalents are not considered to be subject to interest rate risk due to the short period of time to maturity.

Impact of Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It establishes a probability threshold of greater than 50% to satisfy the requirement to recognize a tax benefit. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, adopting of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to SFAS 115.” SFAS No. 159 allows the measurement of many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option. In addition, SFAS No. 159 includes an amendment of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years that begin after November 15, 2007. We are currently evaluating the impact, if any, adopting of SFAS 159 on our consolidated financial statements.

SELECTED COMBINED CONSOLIDATED FINANCIAL AND OTHER DATA OF VISA U.S.A.

The following tables present selected consolidated statements of operations data and consolidated balance sheet data for Visa U.S.A. at and for the 2006, 2005 and 2004 fiscal years that were derived from the audited consolidated financial statements of Visa U.S.A. included elsewhere in this prospectus. The selected Visa U.S.A. consolidated statements of operations data and consolidated balance sheet data presented below at and for the fiscal 2003 and 2002 were derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below at and for the nine months ended June 30, 2007 and 2006 were derived from the unaudited consolidated financial statements of Visa U.S.A. included elsewhere in this prospectus and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of Visa U.S.A.’s financial position and results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results for the nine months ended June 30, 2007 are not necessarily indicative of, and are not projections for, the results to be expected for fiscal 2007.

In October 2007, we consummated the reorganization. The reorganization was accounted for as a purchase under the guidelines of SFAS No. 141, “Business Combinations,” occurring on October 1, 2007, with Visa U.S.A. deemed to be the accounting acquirer of the ownership interest in Visa Canada, Visa International and Inovant not previously held (including Visa Europe’s interest in Visa International). Under the purchase method, the estimated purchase price of the acquired interests in Visa International, Visa Canada and Inovant will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair value at the date of the completion of the reorganization. Visa Inc. will record goodwill to the extent that the estimated purchase price exceeds the estimated fair value of net assets acquired. The allocation of the purchase price is preliminary and will remain such until Visa Inc. obtains an independent valuation to support its comprehensive analysis of identifiable intangible assets acquired and liabilities assumed. The operating results of the acquired interests in Visa International and Visa Canada will be included in the consolidated statements of operations of Visa Inc. from October 1, 2007.

Visa U.S.A. recorded a cumulative effect of accounting change in fiscal 2005 related to its membership interest in Visa International and in fiscal 2004 related to Visa U.S.A. changing its method of amortizing volume and support agreements. For further information regarding these accounting changes, see Note 3 “Cumulative Effect of Change in Adoption of Accounting Principle,” of the consolidated financial statements for fiscal 2006 of Visa U.S.A. These accounting changes resulted in additional net income of $95.7 million in fiscal 2005 and an additional net expense of $6.2 million in fiscal 2004. On January 1, 2003, Visa U.S.A. purchased Inovant, Inc. and subsequently formed Inovant, which affect the comparability of the financial data of Visa U.S.A. The operating results of Inovant were included in the consolidated statements of operations of Visa U.S.A. from January 1, 2003.

The selected statistical data table presents payments volume. Visa U.S.A.’s members provide payments volume information on their quarterly operating certificates. Current quarter card service fees are assessed and recognized ratably over the quarter using a calculation of pricing applied to prior quarter volumes. Payments volume data accumulated from Visa U.S.A.’s members that reflect data for the 12-month period ended June 30 is used as the basis for recording card service fees during fiscal years ending September 30. Payments volume data accumulated from Visa U.S.A.’s members that reflect data for the nine months ended March 31 is used as the basis for recording card service fees during the nine months ended June 30.

Payments volume information is subject to verification by Visa U.S.A. From time to time, members may update previously submitted payments volume information. Prior year payments volume information presented in the table below has not been updated as changes made were not material. Payments volume excludes cash disbursements obtained with Visa-branded cards, balance transfers and convenience checks. Visa U.S.A. considers payments volume to be an important measure of the scale of its business. The selected statistical data do not purport to indicate results of operations at any future date or for any future period.

The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Months Ended June 30		Fiscal Year Ended September 30
	2007	2006	2006	2005	2004	2003	2002
	(unaudited)
	(in millions, except percentages)
Statement of Operations Data:
Total operating revenues	$2,599	$2,203	$2,948	$2,665	$2,429	$1,980	$1,564
Operating expenses	1,685	1,651	2,219	2,212	1,999	3,398	1,478
Litigation provision	15	22	23	132	37	1,500	—
Operating income (loss)	914	552	730	453	430	(1,418)	86
Operating income (loss) as percent of operating revenues	35.2%	25.1%	24.8%	17.0%	17.7%	(71.6)%	5.5%
Other income (expense)	$50	$(4)	$(8)	$3	$(75)	$(38)	$17
Income (loss) before cumulative effect of change in accounting principle	608	340	455	265	216	(885)	60
Net income (loss)	608	340	455	360	210	(885)	60

Balance Sheet Data (at end of period):
Cash and cash equivalents	$590	$236	$270	$135	$174	$86	$46
Short-term investment securities, available-for-sale	728	677	660	681	156	253	143
Total current assets	1,997	1,595	1,594	1,478	920	867	552
Long-term investment securities, available-for-sale	569	653	515	319	378	85	9
Total assets	3,464	3,150	2,964	2,745	2,294	1,905	876
Current portion of long-term debt(1)	20	32	32	32	32	174	—
Current portion of accrued litigation(2)	241	3,291	216	197	244	201	—
Total current liabilities	1,193	1,496	1,393	1,325	1,070	988	410
Long-term debt(1)	30	49	41	74	106	—	—
Long-term accrued litigation(2)	826	960	784	1,010	1,019	1,127	—
Total equity (deficit)	1,192	465	583	126	(230)	(440)	444

	Nine Months Ended March 31		Year Ended June 30
	2007	2006	2006	2005	2004	2003	2002
Statistical Data (unaudited)(3)
Payments volume(4)	$1,063,913	$973,168	$1,322,837	$1,130,896	$956,439	$818,558	$739,969
Year-over-year change	9.3%	17.6%	17.0%	18.2%	16.8%	10.6%	6.5%
Total transactions(5)	19,036	17,252	23,410	20,009	16,653	14,099	12,542
Year-over-year change	10.3%	17.7%	17.0%	20.2%	18.1%	12.4%	12.3%

(1)	At September 30, 2003, Visa U.S.A. was in default of certain financial performance covenants as a result of the settlement of the retailers’ litigation described in Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A. As a consequence, the long-term portion of Visa U.S.A.’s debt was classified as being due within one year.
(2)	In 2003, Visa U.S.A. settled the retailers’ litigation for approximately $2.0 billion, to be paid over 10 years, as described in Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A. The present value of this obligation was recorded in 2003.
(3)	Year-over-year change for the year ended June 30, 2002 represents change compared to the year ended June 30, 2001. Percentage change for the nine months ended March 31, 2006 represents change compared to the nine months ended March 31, 2005.
(4)	Payments volume is the total monetary value of transactions for goods and services that are purchased.
(5)	Total transactions represents transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VISA U.S.A.

This management’s discussion and analysis covers fiscal 2006, 2005 and 2004 and the nine months ended June 30, 2007 and 2006. You should read the following discussion in conjunction with Visa U.S.A.’s consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Prior to the closing of our global reorganization in October 2007 Visa U.S.A., along with Visa International (comprising the operating regions of AP, LAC and CEMEA), Visa Canada and Visa Europe, operated as one of five entities related by ownership and membership to Visa. After the reorganization Visa U.S.A., Visa International and Visa Canada became subsidiaries of Visa Inc., a Delaware stock corporation.

Visa U.S.A. is a leader in the electronic payments industry in the United States and is responsible for administering Visa payment programs in the United States. Visa U.S.A. provides products and services over a secure payments network to support our payment programs offered by its member financial institutions to their consumer, commercial and merchant customers. Visa U.S.A.’s primary customers are its member financial institutions participating in the payments network. Visa U.S.A.’s principal product platforms include consumer credit, consumer debit and cash access, prepaid and commercial programs. Prior to the reorganization, Visa U.S.A. was a regional group member of Visa International and, at June 30, 2007, operated as a non-stock corporation with approximately 13,400 member financial institutions.

Visa U.S.A.’s business is highly correlated with overall economic conditions and consumer spending patterns in the United States. During the first three quarters of fiscal 2007, economic growth was tempered by the impacts of a softening housing market, declining mortgage credit quality and persistent surges in energy prices. Growth in corporate earnings, government spending and net exports remained resilient, contributing to steady unemployment levels and modest growth in personal income. Consumer confidence over the short-term remains guarded.

Visa U.S.A. achieved 18% growth in operating revenues in the nine months ended June 30, 2007 compared to the same prior year period. This growth reflects a 9% increase in payments volume (as defined below) on Visa U.S.A.’s products for the nine months ended June 30, 2007, as compared to the same period in fiscal 2006, with double-digit sales growth in commercial and online consumer debit products. Payments volume is defined as the total monetary value of transactions for goods and services that are purchased with Visa products, including PIN-based debit, and excluding cash disbursements obtained with Visa-branded cards, balance transfers and convenience checks. Operating revenues increased at a higher rate than underlying payments volume growth due to two newly introduced issuer acceptance fees in April 2007. The two new fees include a debit acceptance fee on all consumer debit payments volume and a credit/commercial acceptance fee on all consumer credit and commercial payments volume. These fees supersede three previously existing issuer fees used to support merchant acceptance and volume growth initiatives. These changes are designed to simplify the fee structure and improve overall program efficiencies for Visa U.S.A. and its issuers while continuing to support Visa U.S.A.’s acceptance growth initiatives. Growth in operating revenues was also impacted by adjustments to Visa U.S.A.’s estimates of performance under volume and support agreements as part of its routine quarterly review of these agreements.

Operating income increased 66% for the nine months ended June 30, 2007 compared to the same prior year period. Visa U.S.A. does not believe that this rate of growth is representative of sustainable future growth as it was primarily due to the non-recurring impacts of the introduction of new acceptance fees during the third quarter of fiscal 2007 and the absence of a substantial charge incurred in the prior year related to reimbursing members for costs associated with Visa U.S.A.’s holographic magnetic card. See “—Results of Operations— Operating Revenues—Acceptance Fees” and “—Results of Operations—Operating Expenses—Administrative and Other.”

Visa U.S.A. achieved 11% growth in operating revenues in fiscal 2006 over fiscal 2005. The growth in operating revenues was primarily due to a 17% increase in payments volume on Visa U.S.A.’s products in fiscal 2006 compared to the same prior year period. All product categories experienced double-digit payments volume growth in fiscal 2006. More effective operating expense management enabled the growth in operating income to outpace growth in operating revenues. Operating income increased 61% in fiscal 2006 over fiscal 2005. Operating income as a percentage of operating revenues increased to 25% from 17% in fiscal 2005.

Visa U.S.A.’s total equity was $1.2 billion at June 30, 2007 as compared to $583 million at September 30, 2006.

In November 2006, Visa U.S.A. announced plans to outsource certain data processing and development support functions over the course of fiscal 2007. This action was intended to help Visa U.S.A. better align personnel support and contract staffing levels with project demand. As a result of this strategy, Visa U.S.A. expects to reduce its total number of employees by approximately 6% of Visa U.S.A.’s total workforce at June 30, 2007. Visa U.S.A. will incur severance and related personnel costs of approximately $15 million throughout fiscal 2007 and fiscal 2008. This amount is an estimate based upon current assumptions for the timing of employee terminations and will be updated, as appropriate, to reflect actual termination dates. Although Visa U.S.A. believes that these estimates accurately reflect the costs of its plan, actual results may differ, thereby requiring Visa U.S.A. to record additional provisions or reverse a portion of such provisions. During the nine months ended June 30, 2007, Visa U.S.A. incurred charges of $13 million in connection with these terminations. At June 30, 2007, the related liability in accrued compensation was $6 million.

In a cooperative industry effort in 2006, Visa U.S.A. co-founded the Payment Card Industry Data Security Standards (PCI DSS) Council, an independent council that established security standards to protect cardholder data and to prevent fraud. In December 2006, Visa U.S.A. announced the introduction of the PCI Compliance Acceleration Program with both incentives and fines targeted at large acquirors in order to improve compliance with the PCI standards by our largest U.S.-based merchants. During the nine months ended June 30, 2007, Visa U.S.A. recorded obligations of $7 million related to this program as a reduction of revenue under volume and support agreements on Visa U.S.A.’s consolidated statements of operations.

Results of Operations

Operating Revenues

Visa U.S.A.’s operating revenues are comprised of card service fees, data processing fees, acceptance fees, international transaction fees and other revenues, reduced by costs incurred under volume and support agreements. Visa U.S.A.’s operating revenues are based upon aggregate payments volume and transactional information reported by its members or accumulated by its transaction processing systems. Visa U.S.A.’s operating revenues are primarily generated from fees calculated on the payments volume of activity on cards carrying the Visa brand, which Visa U.S.A. refers to as card service fees, and from the fees charged to members for providing transaction processing, which Visa U.S.A. refers to as data processing fees, and other payment services described below. Card service fees and data processing fees combined represent 76% and 77% of Visa U.S.A.’s gross operating revenues for the nine months ended June 30, 2007 and June 30, 2006, and 77%, 76%, and 77% of Visa U.S.A.’s gross operating revenues in fiscal 2006, fiscal 2005, and fiscal 2004, respectively. Gross operating revenues are defined as total operating revenues excluding volume and support agreements.

Card Service Fees

Card service fees reflect payments by members for their participation in card programs carrying marks of the Visa brand. Current quarter card service fees are assessed using a calculation of pricing applied to prior quarter payments volume as reported on member quarterly operating certificates, exclusive of online PIN-based debit. These payments volumes also do not include cash disbursements obtained with Visa-branded cards, balance transfers, or convenience checks.

Data Processing Fees

Visa U.S.A. operates a proprietary network, VisaNet, which provides transaction processing services linking issuers and acquirers. Processing services are provided through Visa U.S.A.’s majority-owned subsidiary, Inovant, which operates VisaNet, the transaction processing platform that provides message services linking issuers and acquirers. Visa U.S.A. also provides processing services to Visa International, Visa Canada and Visa Europe, in accordance with service agreements with these entities. Data processing fees are based on information Visa U.S.A. accumulates from VisaNet. Data processing fees are recognized as revenue in the same period the related transaction occurs or services are rendered.

Data processing fees are primarily driven by the number and type of transactions processed and represent fees for processing transactions that facilitate the following services:

•	Authorization. Fees to route authorization requests to the issuer when a merchant, through its acquirer, requests approval of a cardholder’s transaction;

•	Clearing and settlement. Fees for determining and transferring transaction amounts due between acquirers and issuers;

•	Single Message System, or SMS, switching. Fees for use of the SMS for determining and transferring debit transaction amounts due between acquirers and issuers;

•	Member processing. Fees for use of the Debit Processing Service, which provides processing and support for Visa debit products and services;

•	Processing guarantee. Fees charged for network operations and maintenance necessary for ongoing system availability; and

•	Other products and services. Fees for miscellaneous services that facilitate transaction and information management among Visa U.S.A.’s members.

Volume and Support Agreements

Volume and support agreements are contracts with customers, merchants and other business partners for various programs designed to build payments volume and increase product acceptance. These volume and support agreements, which range in term from one to thirteen years, provide incentives based on payments volume growth, card issuance and marketing and program support based on specific performance requirements. These agreements are designed to encourage more member business and to increase overall Visa-branded payments volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa U.S.A. members.

Payments made to members and merchants under volume and support agreements are generally recorded as reductions of card service and data processing fee revenues. Volume and support agreements related to sponsorships are recorded as advertising, marketing and promotion expense, discussed below. Member and merchant agreements are primarily used to build payments volume while sponsorship agreements are primarily used to build brand awareness. For member and merchant contracts, contract values are estimated based on projected sales performances and may change when actual sales performances differ from projections, resulting in adjustments to volume and support agreements. Management routinely reviewed volume and support agreements and estimates of performance. Estimated costs associated with these contracts were then adjusted as appropriate to reflect sales performance and projections that are higher or lower than management’s original expectation or to reflect contract amendments.

Acceptance Fees

In April 2007, Visa U.S.A. introduced two new issuer acceptance fees. The new fees include a debit acceptance fee on all consumer debit payments volume and a credit/commercial acceptance fee on all consumer credit and commercial payments volume. The acceptance fees support ongoing acceptance and volume growth initiatives. These fees supersede three previously existing issuer fees that were used to support merchant acceptance and volume growth initiatives. These changes are designed to simplify the fee structure and improve overall program efficiencies for Visa U.S.A. and its issuers while continuing to support Visa U.S.A.’s acceptance growth initiatives. Prior period revenues associated with the three previous issuer fees have been reclassified from other revenues to this category for comparative purposes in Visa U.S.A.’s unaudited consolidated financial statements for the nine months ended June 30, 2007.

International Transaction Fees

International transaction fees are assessed to members on non-U.S. transactions of U.S.-based issuing financial institutions and U.S. transactions of non-U.S.-based issuing financial institutions. These are referred to as cross-border transactions. International transaction fees are recognized as revenue in the same period the related transactions occur or services are rendered. International transaction fees are generally driven by cross-border payments volume.

Other Revenues

Other revenues represent optional card enhancements, such as extended cardholder protection and concierge services, cardholder and merchant services, software development services and other services provided to Visa U.S.A.’s members, Visa International, Visa Canada and Visa Europe. Software development services are provided through Inovant on a time and materials basis primarily to Visa International, Visa Europe and Visa Canada. Prior period revenues associated with three previous issuer fees, which were superseded by new issuer acceptance fees discussed above, have been reclassified to acceptance fees for presentation purposes.

Nine Months Ended June 30, 2007 compared to Nine Months Ended June 30, 2006

Operating Revenues

Operating revenues were as follows for the nine months ended June 30, 2007 compared to the same prior year period. The increase in operating revenues was primarily driven by increases in card service fees and data processing fees due to growth in payments volume and transactions processed, and by the introduction of two new acceptance fees discussed above.

	Nine Months Ended June 30		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Card service fees	$1,208	$1,096	$112	10%
Data processing fees	1,032	928	104	11
Volume and support agreements	(356)	(409)	53	(13)
Acceptance fees	198	107	91	85
International transaction fees	327	289	38	13
Other revenues	190	192	(2)	(1)

Total Operating Revenues	$2,599	$2,203	$396	18%

Card Service Fees

Payments volume, which includes payments on Visa-branded cards for goods and services in the preceding quarter, exclusive of online PIN-based debit, is used as the basis for card service fees. The increase in card service fees is primarily driven by payments volume exclusive of PIN-based debit, which increased $74 billion, or 8%, to $951 billion for the nine months ended June 30, 2007 compared to the same prior year period. Card service fees outpaced the growth in underlying payments volume due to the absence of certain rebate and incentive programs, which ended after December 31, 2005.

Data Processing Fees

The 11% increase in data processing fees for the nine months ended June 30, 2007, compared to the same prior year period is primarily due to an increase in the number of transactions processed. Incremental revenues during the third quarter from the introduction of an updated fraud detection product and additional revenues from Visa U.S.A.’s debit processing services related to non-Visa network transactions offset the continued impact of higher volume-based discounts resulting from consolidation and transaction growth among members. Of total data processing fees, $91 million was earned collectively from Visa International, Visa Canada and Visa Europe for both nine-month periods ended June 30, 2007 and June 30, 2006.

Volume and Support Agreements

The decrease in volume and support agreements for the nine-month period ending June 30, 2007 was primarily due to the impact of revised estimates of performance under these agreements during management’s routine quarterly review and due to amendments to volume and support agreements during the period. Contract adjustments reduced volume and support agreements costs by a total of $80 million for the nine months ended June 30, 2007 and by $39 million for the nine months ended June 30, 2006. As payments volume growth has softened from the prior year, estimates of performance under volume and support agreements have been adjusted accordingly. Also, volume and support costs were reduced during the nine months ended June 30, 2007 due to a member’s lack of performance on a bonus target.

The net asset (liability) of volume and support agreements changed as follows:

Nine Months Ended June 30, 2007
(in millions)
Beginning balance at October 1, 2006, net asset (liability)(1)	$(62)
Provision
Current year provision	(436)
Performance adjustments(2)	79
Contractual amendments(3)	1

Subtotal volume and support agreements	(356)

Payments	442
Other(4)	(16)

Ending balance at June 30, 2007, net asset(1)	$8

(1)	Balance represents the net of the current and long-term asset, and current liability portions of volume and support agreements as presented on the face of the consolidated balance sheets of Visa U.S.A.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.
(4)	Other represents long-term contractual arrangements that are designed to increase Visa-branded cards and volumes in exchange for certain advertising and promotional rights. Additionally, in 2005, Other includes a member agreement which contains waivers to card service fees.

Acceptance Fees

The increase in acceptance fees for the nine months ended June 30, 2007 is primarily due to the introduction of two new acceptance fees, offset by the elimination of three existing issuer fees used to support merchant acceptance and volume growth initiatives in April 2007, as discussed above.

International Transaction Fees

The increase in international transaction fees was primarily driven by an increase in multi-currency payments volume, compared to the same prior year period. The increase in international transaction fees was broadly in line with the growth in multi-currency payments volume, reflecting more cross-border transactions as overall global travel has increased.

Other Revenues

For the nine months ended June 30, 2007, other revenues remained broadly consistent with the comparable prior year period.

Operating Expenses

Total operating expenses increased nominally by 2% during the nine months ended June 30, 2007 compared to the same prior year period. Increases in personnel; network, EDP and communications; and professional and consulting fees were offset by the absence of impacts of charges and adjustments related to member reimbursement costs associated with Visa U.S.A.’s holographic magnetic card.

	Nine Months Ended June 30		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Personnel	$529	$505	$24	5%
Facilities	68	67	1	2
Network, EDP and communications	259	243	16	7
Advertising, marketing and promotion	406	392	14	4
Visa International fees	130	129	1	1
Professional and consulting fees	239	193	46	24
Administrative and other	39	100	(61)	(61)
Litigation provision	15	22	(7)	(32)

Total Operating Expenses	$1,685	$1,651	$34	2%

Personnel

Personnel expense consists of salaries, incentives and various fringe benefits. The increase in personnel expense for the nine months ended June 30, 2007 primarily reflected the impact of $13 million in severance and related personnel expenses connected with plans to outsource certain data processing and development support functions and increased incentive compensation expense of $7 million primarily due to additional headcount and better than anticipated performance against company objectives. For further information surrounding the plans to outsource certain data processing and development support functions. See Note 9 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.

Network, EDP and Communications

Network, EDP and communications represents expenses for the operation of Visa U.S.A.’s electronic payments network, including maintenance, depreciation and fees for other data processing services. The increase in this expense for the nine months ended June 30, 2007 was primarily due to higher maintenance and equipment rental costs and fees paid for debit processing services for charges related to processing transactions through non-Visa networks offset by lower depreciation and amortization expense.

Advertising, Marketing and Promotion

Advertising, marketing and promotion expense includes expenses associated with advertising and marketing programs, sponsorships, promotions and other related incentives to promote the Visa brand and assist members in achieving their goals. In connection with certain sponsorship agreements, Visa U.S.A. has an obligation to spend certain minimum amounts for advertising and marketing promotion over the terms of the agreements. The increase in advertising, marketing and promotion expense for the nine months ended June 30, 2007 primarily reflected increased promotional efforts related to Visa Extras, Visa U.S.A.’s point-based rewards program that enables enrolled cardholders to earn reward points on qualifying purchases. The increase is also attributable to additional promotional efforts targeted towards member financial institutions and consumer debit products. The increase was offset by the absence of initial launch expenditures for Visa U.S.A.’s new brand mark and card design which began in January 2006 and the “Life Takes Visa” advertising campaign, which began in February 2006.

Professional and Consulting Fees

Professional and consulting fees consist of fees for consulting, contractors, legal and other professional services. Professional and consulting fees increased for the nine months ended June 30, 2007 primarily due to the following:

•	Additional legal fees incurred to support ongoing litigation matters of $27 million. See Note 12 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.;

•	Additional professional fees paid for advisory services related to merger activities and formation of Visa Inc. of $11 million; and

•

Additional contractors and outsourcing expense in connection with the outsourcing of certain data processing and development functions as described in the overview above, and additional contractors in connection with the support of other development and maintenance projects, totaling $12 million.

Administrative and Other

Administrative and other expenses primarily consist of other corporate and overhead expenses in support of business, travel and directors’ fees. The decrease in administrative and other expense during the nine months ended June 30, 2007 is primarily due to the absence of a $42 million charge to reimburse members for production and issuance costs related to discontinued use of Visa-branded cards with the holographic magnetic stripe design. See Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A. During the nine months ended June 30, 2007, Visa U.S.A. reduced the charges related to this issue by $10 million as certain members’ claims for reimbursement were revised. The decrease also reflects the absence of a $13 million impairment charge on an intangible asset associated with the patent and rights to market and distribute Mini Cards within the United States, which was recorded in the prior year comparable period. See Note 6 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.

Litigation Provision

Visa U.S.A. is a party to various legal and regulatory proceedings. The litigation provision is an estimate of litigation expense and is based on Visa U.S.A.’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet dates. Visa U.S.A. will continue to review the litigation accrual and, if necessary, future refinements of the accrual will be made. The decrease in the litigation provision for the nine months ended June 30, 2007 primarily reflects the absence of litigation provisions for litigation matters which were charged and subsequently settled in the prior year.

Total liabilities for legal matters changed as follows:

(in millions)

Balance at September 30, 2006	$1,000
Provision for legal matters	15
Interest accretion on settled matters	54
Payments on settled matters	(2)

Balance at June 30, 2007	$1,067

Other Income (Expense)

The increase in other income (expense) was primarily driven by higher equity in earnings of unconsolidated affiliates and higher investment income.

	Nine Months Ended June 30		2007 vs. 2006
	2007	2006	$ Change	% Change
	(in millions, except percentages)
Equity in earnings of unconsolidated affiliates	$38	$19	$19	100%
Interest expense	(60)	(67)	7	(10)
Investment income, net	72	44	28	64

Total	$50	$(4)	$54	NM

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates includes investments in Visa International and joint ventures that own, lease, develop and operate all facilities and properties used jointly by Visa U.S.A. and Visa International. The increase in equity in earnings of unconsolidated affiliates for the nine months ended June 30, 2007 primarily reflected higher Visa International net income, offset by a decrease in Visa U.S.A.’s proportionate equity interest in Visa International earnings from the prior year, reflecting the fact that Visa U.S.A.’s fees paid to Visa International comprised a lower percentage of total payments volume-based fees paid to Visa International.

Interest Expense

Interest expense primarily includes interest incurred on Visa U.S.A.’s series A and series B senior secured notes, due December 2007 and December 2012, respectively, and accretion associated with litigation settlements to be paid over periods longer than one year. The decrease in interest expense for the nine months ended June 30, 2007 primarily reflected lower accretion expense for the retailers’ litigation over time as annual settlement payments are made.

Investment Income, Net

The increase in investment income, net for the nine months ended June 30, 2007 primarily reflected higher earnings on fixed-income investment securities and commercial paper, due to higher average investment balances and higher market interest rates compared to the prior year.

Income Taxes

Visa U.S.A.’s effective tax rate is a combination of federal and state statutory rates and allowable adjustments to taxable income. The effective tax rate was 36% for both nine-month periods ended June 30, 2007 and June 30, 2006.

Minority Interest

Minority interest represents the 31% interest in Inovant owned by Visa Canada, Visa International and Visa Europe. The decrease in minority interest for the nine months ended June 30, 2007 compared to the same prior year period reflected lower Inovant net income as a result of charges for severance and termination benefits related to Visa U.S.A.’s plans to outsource certain data processing and development support functions. See Note 9 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.

Fiscal 2006 compared to Fiscal 2005

Operating Revenues

Operating revenues were $3.0 billion and $2.7 billion in fiscal 2006 and fiscal 2005, respectively, reflecting an increase of $0.3 billion, or 11%. The increase in operating revenues was primarily driven by increases in card service fees and data processing fees due to growth in payments volume and transactions. In fiscal 2006, growth in consumer credit volume continued to favorably impact operating revenues, driven largely by Visa Signature, Visa U.S.A.’s premium credit platform, which generates higher fees. Operating revenues were also impacted by growth in debit volumes and transactions processed, reflecting the ongoing impact of certain member conversions to the debit Interlink platform.

	Fiscal		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Card service fees	$1,482	$1,289	$193	15%
Data processing fees	1,248	1,139	109	10
Volume and support agreements	(588)	(524)	(64)	12
International transaction fees	398	360	38	11
Other revenues	408	401	7	2

Total Operating Revenues	$2,948	$2,665	$283	11%

Card Service Fees

The increase in card service fees in fiscal 2006 compared to fiscal 2005 of 15% was in line with the growth in underlying payments volume exclusive of PIN-based debit, which increased $151.0 billion to $1.2 trillion in fiscal 2006, reflecting increased spending on all product platforms volumes.

Data Processing Fees

Data processing fees increased 10% primarily due to an increase in the number of transactions processed in fiscal 2006 as compared to fiscal 2005. The increase in transactions processed outpaced the increase in data processing fees in fiscal 2006 primarily due to higher volume-based discounts resulting from consolidations among financial institution customers. Despite solid growth in the mix of debit transactions during fiscal 2006, reflecting conversion of various member financial institutions to Interlink, Visa U.S.A.’s PIN-based debit platform, the impact of volume-based discounts across all product lines outpaced the impact of growth of debit transactions. Of the total data processing fees, $122 million and $121 million was earned from Visa International, Visa Canada, and Visa Europe in fiscal 2006 and fiscal 2005, respectively.

Volume and Support Agreements

Growth of volume and support agreements in fiscal 2006 was primarily due to the execution of new agreements in support of Visa U.S.A. partnership programs with existing members, and co-branding programs with existing members and new merchants.

The net asset (liability) of volume and support agreements changed as follows:

(in millions)
Beginning balance at October 1, 2005, net asset(1)	$110
Provision
Current year provision(2)	(635)
Performance adjustments(3)	36
Contractual amendments	11

Subtotal volume and support agreements	(588)

Payments	413
Other(4)	3

Ending balance at September 30, 2006, net asset (liability)(1)	$(62)

(1)	Balance represents the net of the current and long-term asset, and current liability portions of volume and support agreements as presented on the face of the consolidated balance sheets of Visa U.S.A.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.
(4)	Other represents long-term contractual arrangements that are designed to increase Visa-branded cards and volumes in exchange for certain advertising and promotional rights. Additionally, in 2005, Other includes a member agreement that contains waivers to card service fees.

International Transaction Fees

International transaction fees increased 11% while multi-currency payments volume increased 9% or $4.4 billion in fiscal 2006 as compared to fiscal 2005. The increase in international transaction fees was higher than the growth in multi-currency payments volume due to the differential between foreign and domestic interchange rates.

Other Revenues

The increase in other revenues in fiscal 2006 primarily reflected:

•

Revenue growth from loyalty programs such as Visa Extras and the Visa Incentive Network of $35 million. Visa Extras is a platform for enrolled Visa cardholders to earn reward points toward qualifying purchases. Visa Incentive Network allows merchants and members to manage cardholder awards and enhancements at the cardholder level in order to deliver tailored offers to cardholders;

•	Revenue growth of $18 million for technology projects and services performed for Visa International, Visa Canada and Visa Europe; and

•	Other miscellaneous increases in revenues relating to optional card enhancements, fines and penalties relating to merchant chargebacks, and other services.

These increases were offset by:

•

Reduction in revenues of $36 million related to a merchant incentive program. The program collects fees from members and the funds are intended to support various merchant programs designed to build payments volume and increase product acceptance. Beginning in fiscal 2006, the program was modified, requiring specific use of related revenues. Revenues related to the merchant incentive program were therefore deferred and recognized only when expended as designated in specific acceptance programs.

•	Absence of $20 million in revenues recognized in fiscal 2005 related to deferred revenues from previous periods.

Operating Expenses

Total operating expenses were unchanged at $2.2 billion for both fiscal 2006 and 2005, respectively. Visa U.S.A. reduced its total operating expenses as a percentage of total operating revenues to 75% in fiscal 2006 compared to 83% in fiscal 2005 due to more effective expense management and the absence of certain charges associated with Visa U.S.A.’s litigation provision expense recorded in fiscal 2005. The charge to litigation provision expense in fiscal 2005 was primarily related to the multi-currency matter that was subsequently settled in fiscal 2006. See Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A.

	Fiscal		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Personnel	$671	$619	$52	8%
Facilities	89	93	(4)	(4)
Network, EDP and communications	328	338	(10)	(3)
Advertising, Marketing and promotion	539	528	11	2
Visa International fees	159	169	(10)	(6)
Professional and consulting fees	291	273	18	7
Administrative and other	118	60	58	97
Litigation provision	23	132	(109)	(83)

Total Operating Expenses	$2,218	$2,212	$6	0%

Personnel

Personnel expense consists of salaries, incentives and various fringe benefits. The increase in personnel expense in fiscal 2006 reflected annual salary adjustments, which were broadly in line with inflation and an increase in the number of employees in support of various corporate initiatives at Visa U.S.A.

Network, EDP and Communications

Network, EDP and communications expenses represent expenses for the operation of the Visa U.S.A. electronic payments network, including maintenance, depreciation and fees for other data processing services. The decrease in network, EDP and communications expense in fiscal 2006 primarily reflected a decrease in software expense of $9 million due to Visa U.S.A. lowering its threshold for capitalizing software from a unit cost greater than $25,000 or an aggregate purchase cost greater than $250,000 to a unit cost or aggregate purchase cost greater than $10,000.

Advertising, Marketing and Promotion

Advertising, marketing and promotion expense includes expenses associated with advertising and marketing programs, sponsorships, promotions and other related incentives to promote the Visa brand and assist members in achieving their goals. In connection with certain sponsorship agreements, Visa U.S.A. has an obligation to spend certain minimum amounts for advertising and marketing promotion over the terms of the agreements. The increase in advertising, marketing and promotion expense in fiscal 2006 primarily reflected higher expenditures for Visa U.S.A.’s new brand mark and card design launch which began in January 2006 and its “Life Takes Visa” advertising campaign, launched in February 2006.

Visa International Fees

Fees paid by Visa U.S.A. to Visa International are based on payments volumes exclusive of PIN-based debit, for services primarily related to global brand management, global product enhancements, management of global system development and interoperability, and corporate support to the entire Visa enterprise. The fees are calculated based on Visa U.S.A.’s relative percentage of these payments volumes compared to other Visa regions. The decrease in Visa International fees in fiscal 2006 primarily reflected reductions in Visa U.S.A.’s percentage of worldwide sales volumes, as global emerging markets experienced higher sales volume growth rates than the more mature U.S. economy.

Professional and Consulting Fees

Professional and consulting fees consist of fees for consulting, contractors, legal and other professional services. Professional and consulting fees increased in fiscal 2006 primarily due to professional contracting fees incurred to provide analysis and support for various programs and projects including product development and innovation, call center operations, and global processing and system development. Additional expenses for accounting and auditing services were incurred in conjunction with Visa U.S.A.’s review of internal controls over financial reporting, and additional legal fees were incurred to support ongoing litigation matters.

Administrative and Other

Administrative and other expenses primarily consist of other corporate and overhead expenses in support of business, travel and directors’ fees. Administrative and other expense increased in fiscal 2006, primarily reflecting the following non-recurring expenses:

•	A $24 million charge to reimburse members for production and issuance costs related to discontinued use of Visa-branded cards with the holographic magnetic stripe design;

•

A $13 million impairment charge for the net carrying value of Visa U.S.A.’s Mini Card license. Given Visa U.S.A.’s strategic focus on developing next-generation payment platforms and services, and minimal Mini Card issuance by members, Visa U.S.A. assessed a low probability of future incremental cash flows from the Mini Card; and

•

An $11 million charge to reflect expenses for business objectives related to a litigation settlement in fiscal 2006. The settlement required Visa U.S.A. to either meet certain joint business objectives or make cash payments in lieu of the business objectives over five years. Because Visa U.S.A. expects to make these related cash payments without receiving future benefits, Visa U.S.A. charged the present value of the total payments to its consolidated statements of operations in fiscal 2006.

Litigation Provision

Visa U.S.A. is a party to various legal and regulatory proceedings. The litigation provision is an estimate and is based on Visa U.S.A.’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management’s best estimate of incurred loss at the balance sheet dates. See “Business—Other Legal and Regulatory Proceedings” and Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A. The decrease in the provision in fiscal 2006 compared to the prior year was driven by the following:

•	Absence of litigation provision for the multicurrency matter of $94 million, which was charged in fiscal 2005 and settled in fiscal 2006;

•	Downward adjustment of $16 million to the litigation provision reflecting the settlement of two matters in July 2006; and

•	A $12 million insurance recovery related to one of the matters settled in July 2006.

Total liabilities for legal matters changed as follows:

(in millions)
Balance at September 30, 2005	$1,208
Provision for legal matters	34
Insurance recovery	(11)
Interest accretion on settled matters	92
Payments on settled matters	(323)

Balance at September 30, 2006	$1,000

Other Income (Expense)

Other expense was $8 million in fiscal 2006 compared to other income of $3 million in fiscal 2005. The decrease in other income primarily reflected the absence of a non-recurring gain-on-sale of a joint venture interest in Vital Services Processing LLC, a financial transaction processor for acquirers and merchants, which occurred in fiscal 2005, and lower equity in earnings related to Visa U.S.A.’s ownership in Visa International. Vital Processing Services LLC was formed by Merchant Processing Holdings, Inc. and TSYS (formerly known as Total System Services) in 1996.

	Fiscal		2006 vs. 2005
	2006	2005	$ Change	% Change
	(in millions, except percentages)
Equity in earnings of unconsolidated affiliates	$13	$31	$(18)	(58)%
Interest expense	(89)	(109)	20	(18)
Investment income, net	68	81	(13)	(16)

Other Income (Expense)	$(8)	$3	$(11)	NM

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates includes investments in Visa International and joint ventures that own, lease, develop and operate all facilities and properties used jointly by Visa U.S.A. and Visa International. The decrease in equity in earnings of unconsolidated affiliates in fiscal 2006 primarily reflected lower Visa International net income and a decrease in Visa U.S.A.’s proportionate equity interest in Visa International earnings from the prior year, reflecting the fact that Visa U.S.A. comprised a lower percentage of total payments volume-based fees paid to Visa International. The decrease also reflected the absence of equity in earnings from Vital Processing Services LLC following the sale of Visa U.S.A.’s 50% equity interest in the joint venture during fiscal 2005.

Interest Expense

Interest expense primarily includes interest incurred on Visa U.S.A.’s series A and series B senior secured notes, due December 2007 and December 2012, respectively, and accretion associated with litigation settlements to be paid over periods longer than one year. The decrease in interest expense in fiscal 2006 primarily reflected the absence of accretion expense on litigation for certain merchants that opted not to participate in the plaintiff’s class in the retailers’ litigation matter. These litigation matters were settled in the first six months of fiscal 2005. See Note 18 to the fiscal 2006 consolidated financial statements of Visa U.S.A.

Investment Income, Net

The decrease in investment income, net in fiscal 2006 primarily reflected the absence of a $42 million gain on the sale of Visa U.S.A.’s 50% equity interest in Vital Processing Services LLC in fiscal 2005. The decrease was offset by higher earnings on fixed-income investment securities, due to higher average investment balances and higher market interest rates for current year periods compared to the prior year.

Income Taxes

Visa U.S.A.’s effective tax rate decreased to 35% in fiscal 2006 from 40% for the prior year comparable period. The lower effective tax rate is primarily attributable to additional tax benefits granted by the state related to Visa U.S.A.’s tax filing methodology in fiscal 2006 and the absence of one-time releases of deferred tax assets related to the adoption of a new state tax filing methodology, which occurred in 2005.

The components impacting the effective tax rate are:

	Fiscal
	2006		2005
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
Income before income taxes, cumulative effect of accounting change, and minority interest	$722		$606
Cumulative effect of accounting change, gross	—		(150)

Income before income taxes and minority interest	$722		$456
Minority interest expense	16		8
U.S. federal statutory tax	253	35%	160	35%
State tax effect, net of federal benefit	(11)	(2)	21	5
Non-deductible expenses and other differences	20	3	7	2
Tax-exempt income	(3)	(0)	(2)	(1)
Adjustment to deferred taxes—federal	(3)	(0)	—	—
Refund claims and settlement of audit matters—federal	1	0	—	—

	$257	36%	$186	41%
Minority interest—not Subject to tax	(6)	(1)	(3)	(1)

Income Tax Expense	$251	35%	$183	40%

Minority Interest

Minority interest represents the 31% ownership interest in Inovant owned by Visa Canada, Visa International and Visa Europe. In September 2005, Inovant, Inc. sold a 10% interest in Inovant to Visa Europe and a 6% interest to Visa International and its CEMEA region at a price equivalent to the founder’s cost, thereby reducing Visa U.S.A.’s ownership of Inovant from 85% to 69%. This increase in third party ownership had a full year impact in fiscal 2006 resulting in increased minority interest expense in fiscal 2006.

Fiscal 2005 compared to Fiscal 2004

Operating Revenues

Operating revenues were $2.7 billion and $2.4 billion in fiscal 2005 and fiscal 2004, respectively. The growth in operating revenues was principally due to increased payments volume and transactions processed. Operating revenues were impacted by growth in debit payments volume and transactions, reflecting certain member conversions to Interlink, Visa’s PIN-based debit platform and new partnership relationships that began during fiscal 2005.

	Fiscal		2005 vs. 2004
	2005	2004	$ Change	% Change
	(in millions, except percentages)
Card service fees	$1,289	$1,191	$98	8%
Data processing fees	1,139	1,038	101	10
Volume and support agreements	(524)	(466)	(58)	12
International transaction fees	360	306	54	18
Other revenues	401	360	41	11

Total Operating Revenues	$2,665	$2,429	$236	10%

Card Service Fees

Card service fees were primarily driven by payments volume, exclusive of PIN-based debit, which increased $126.0 billion or 14% to $1.0 trillion in fiscal 2005 as compared to fiscal 2004, reflecting increased consumer use of card products for spending. Revenues from card service fees lagged growth in underlying payments volume due to the combined impacts of:

•	additional partnership program benefits, which began in fiscal 2005, for partners meeting certain volume and loyalty thresholds;

•	mergers or consolidations of certain of Visa U.S.A.’s members since fiscal 2004, for which higher sales volumes of the merged businesses qualified for higher volume-based discounts; and

•	new partnership relationships and associated partnership discounts that commenced in fiscal 2005.

Data Processing Fees

Data processing fees were primarily driven by an increase in the number of transactions processed. Growth in data processing fees in fiscal 2005 was lower than the growth in the number of underlying transactions processed due primarily to the impact of:

•	higher volume discounts reflecting the consolidation and growth of transactions among members; and

•	discounts initiated during the year that are applied to transactions in which the same member is both the issuing and acquiring financial institution.

Of total data processing fees, $121 million and $119 million were earned from Visa International, Visa Canada and Visa Europe, collectively, in fiscal 2005 and fiscal 2004, respectively.

Volume and Support Agreements

Volume and support agreements increased due to new agreements in support of Visa U.S.A.’s partnership programs with existing members, and co-branding programs with existing members and new merchants. Volume and support agreements remained consistent as a percentage of gross operating revenues in fiscal 2005 and fiscal 2004.

The net asset of volume and support agreements changed as follows:

2005
(in millions)
Beginning balance at October 1, 2004, net asset(1)	$210
Provision
Current year provision	(509)
Performance adjustments(2)	6
Contractual amendments(3)	(21)

Subtotal volume and support agreements	(524)

Payments	441
Other(4)	(17)

Ending balance at September 30, 2005, net asset(1)	$110

(1)	Balance represents the net of the current and long-term asset, and current liability portions of volume and support agreements as presented on the face of the consolidated balance sheets.
(2)	Amount represents adjustments resulting from management’s refinement of its estimate of projected sales performance as new information becomes available.
(3)	Amount represents adjustments resulting from amendments to existing contractual terms.
(4)	Other represents long-term contractual arrangements that are designed to increase Visa-branded cards and volumes in exchange for certain advertising and promotional rights. Additionally, in 2005, Other includes a member agreement which contains waivers to card service fees.

International Transaction Fees

International transaction fees are generally driven by multi-currency payments volume, which increased 14% or $6.0 billion in fiscal 2005. The 18% increase in international transaction fees over the growth in multi-currency payments volume was due to the differential between foreign and domestic interchange rates.

Other Revenues

The increase in other revenues in fiscal 2005 primarily reflected:

•	recognition of $20 million in revenues deferred in prior periods;

•	revenue growth of $14 million from loyalty programs such as Visa Extras and the Visa Incentive Network; and

•

revenue growth of $14 million related to a merchant incentive program fee, which increased broadly in line with payments volumes. These fees are used to support various merchant programs designed to build payments volume and increase product acceptance.

Operating Expenses

Total operating expenses were $2.2 billion and $2.0 billion in fiscal 2005 and fiscal 2004, respectively, reflecting an increase of $213 million, or 11%. The increase primarily reflected additional litigation provision charges and additional advertising, marketing and promotion spending in support of the Visa Signature platform and small business and debit products. Visa U.S.A.’s total operating expenses as a percentage of total operating revenues was 83% in fiscal 2005 compared to 82% in fiscal 2004.

	Fiscal		2005 vs. 2004
	2005	2004	$ Change	% Change
	(in millions, except percentages)
Personnel	$619	$628	$(9)	(1)%
Facilities	93	90	3	3
Network, EDP and communications	338	300	38	13
Advertising, marketing and promotion	528	471	57	12
Visa International fees	169	196	(27)	(14)
Professional and consulting fees	273	231	42	18
Administrative and other	60	46	14	30
Litigation provision	132	37	95	257

Total Operating Expenses	$2,212	$1,999	$213	11%

Network, EDP and Communications

The increase in network, EDP and communications expense for fiscal 2005 primarily reflected depreciation and amortization expense for equipment and internally developed software platforms that were capitalized during the year.

Advertising, Marketing and Promotion

The increase in advertising, marketing and promotion expense in fiscal 2005 primarily reflected increased advertising for Visa U.S.A.’s Signature platform, small business and debit products, and Visa U.S.A.’s suite of fraud-protection services as well as increased promotion expense.

Visa International Fees

The decrease in Visa International fees in fiscal 2005 primarily reflected reductions in Visa U.S.A.’s percentage of worldwide Visa payments volumes, as global emerging markets experienced higher payments volume growth rates than the more mature U.S. economy.

Professional and Consulting Fees

Professional and consulting fees increased in fiscal 2005, primarily as a result of higher management consulting fees and professional contracting fees to develop and provide maintenance on several system and business projects. Additional legal fees were also incurred to support ongoing litigation matters.

Administrative and Other

Administrative and other expenses increased in fiscal 2005. The prior fiscal year included a non-recurring reduction in bank charges, that had previously been accrued, related to lower-than-anticipated restructuring costs on amendments to Visa U.S.A.’s note purchase agreement for its senior secured notes issued in March 2004. Visa U.S.A. also increased its charitable contributions in fiscal 2005, reflecting Visa U.S.A.’s contributions to various hurricane and earthquake relief efforts.

Litigation Provision

The litigation provision increase in fiscal 2005 was primarily the result of the following:

•	settlement agreements of $25 million with certain merchants that opted out of the retailers’ litigation;

•	provision for certain ongoing litigation matters, including those matters related to multi-currency litigation claims, of $94 million; and

•

compensation of $17 million to Visa International, Visa Europe and Visa Canada in resolution of certain matters related to the earnings and distributions from Inovant as well as in consideration of their mutual release from claims with respect to these matters.

Total liabilities for legal matters changed as follows:

(in millions)
Balance at September 30, 2004	$1,263
Provision for legal matters	132
Interest accretion on settled matters	99
Payments on settled matters	(286)

Balance at September 30, 2005	$1,208

Other Income (Expense)

Other income was $3 million in fiscal 2005 and other expense was $75 million in fiscal 2004, reflecting a decrease in expense of $78 million. The decrease was primarily due to higher investment income reflecting a $42 million investment gain recorded in fiscal 2005 from the sale of Visa U.S.A.’s 50% interest in the Vital Processing Services LLC joint venture.

	Fiscal		2005 vs. 2004
	2005	2004	$ Change	% Change
	(in millions, except percentages)
Equity in earnings of unconsolidated affiliates	$31	$22	$9	41%
Interest expense	(109)	(111)	2	(2)
Investment income, net	81	14	67	479

Other Income (Expense)	$3	$(75)	$78	NM

Equity in Earnings of Unconsolidated Affiliates

The increase in equity in earnings of unconsolidated affiliates reflected equity in earnings of Visa International recorded as a cumulative effect of accounting change on implementation of Emerging Issues Task

Force No 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” during fiscal 2005. See Note 3 of the fiscal 2006 consolidated financial statements of Visa U.S.A. This increase was partially offset by a decrease in equity in earnings of Vital Processing Services LLC following the sale of Visa U.S.A.’s 50% equity interest in Vital Processing Services LLC in March 2005.

Investment Income, Net

The increase in investment income, net in fiscal 2005 primarily reflects the investment gain recorded from the sale of Visa U.S.A.’s 50% interest in Vital Processing Services LLC and higher earnings on fixed-income investment securities, due to larger average investment balances and improving financial markets in fiscal 2005.

Income Taxes

Visa U.S.A.’s effective tax rate increased to 40% in fiscal 2005 compared to 37% from the prior year comparable period. The increase was primarily attributable to the effect of the initial adoption of a state tax filing methodology. As a result of the new state tax filing methodology, existing deferred tax assets were revalued. This resulted in a reduction to deferred tax assets and higher income tax expense in fiscal 2005.

The components impacting the effective tax rate are:

	Fiscal
	2005		2004
	Dollars	Percent	Dollars	Percent
	(in millions, except percentages)
Income before income taxes, cumulative effect of accounting change and minority interest	$606		$344
Cumulative effect of accounting change, gross	(150)		11

Income before income taxes and minority interest	$456		$355
Minority interest expense	8		7

U.S. federal statutory tax	160	35%	124	35%
State tax effect, net of federal benefit	21	5	16	5
Non-deductible expenses and other differences	7	2	(5)	(2)
Tax-exempt income	(2)	(1)	—	—

	$186	41%	$135	38%
Minority interest—not subject to tax	(3)	(1)	(2)	(1)

Income Tax Expense	$183	40%	$133	37%

Liquidity and Capital Resources

Visa U.S.A. maintained comprehensive cash flow budgets and forecasts to project Visa U.S.A.’s short-term and long-term liquidity needs, and maintain controls and governance over spending and investment decisions. Visa U.S.A.’s corporate investment policy was approved by its board of directors and Visa U.S.A.’s Asset and Liability Committee oversees Visa U.S.A.’s treasury activity. Visa U.S.A. requires capital resources and liquidity to:

•	enable uninterrupted settlement of debit transactions;

•	fund development of new technology, payment products and services;

•	fund payment obligations under volume and support agreements;

•	finance capital expenditures and future investments;

•	service the payments of principal and interest on outstanding debt; and

•	pay the costs of litigation, including settlements.

Settlement of certain debit transactions due from and due to members represents Visa U.S.A.’s most consistent liquidity requirement. These settlement receivables and payables generally remain outstanding for one to two business days. Visa U.S.A. maintains a liquidity position sufficient to enable uninterrupted daily net debit settlement. Visa International is Visa U.S.A.’s settlement agent for credit and all other debit transactions.

Sources of Liquidity

Visa U.S.A.’s primary sources of liquidity were cash on hand, cash provided by operating activities and a fixed-income investment portfolio. Funds from operations are maintained in cash and cash equivalents, short-term available-for-sale investments, or long-term available-for-sale investments based on Visa U.S.A.’s estimates of when those funds will be needed. At June 30, 2007, September 30, 2006, September 30, 2005 and September 30, 2004, Visa U.S.A.’s total liquid assets were $1.9 billion, $1.4 billion, $1.1 billion and $708 million, respectively, as reflected in the following table:

	June 30, 2007	September 30, 2006	September 30, 2005	September 30, 2004
	(in millions)
Cash and cash equivalents	$590	$270	$135	$174
Short-term investments securities, available-for-sale	728	660	681	156
Long-term investments securities, available-for-sale	569	515	319	378
Total current assets	1,997	1,594	1,478	920
Total current liabilities	1,193	1,393	1,325	1,070
Long-term debt	30	41	74	106
Long-term portion of accrued litigation	826	784	1,010	1,019
Total equity (deficit)	1,192	583	126	(230)
Working capital	804	201	153	(150)

Visa U.S.A.’s debt-to-equity ratio, inclusive of accrued litigation, decreased from 0.9 to 1.0 at June 30, 2007 from 1.8 to 1.0 at September 30, 2006, and from 10.5 to 1.0 at September 30, 2005. Between fiscal 2006 and the period ended June 30, 2007, the ratio improved as Visa U.S.A.’s equity position improved to $1.2 billion at June 30, 2007 from $583 million at September 30, 2006, reflecting continued growth in net income and ongoing quarterly payments on outstanding indebtedness.

In July 2006, Visa U.S.A.’s board of directors approved a plan to build a new data center on the east coast of the United States at an estimated cost of $397 million, which Visa U.S.A. plans to fund with its existing liquid assets and projected cash flows. Visa U.S.A. expects to complete the land purchase in fiscal 2007 and anticipates that construction will begin shortly thereafter and continue through fiscal 2010. Upon completion, Visa U.S.A. will migrate its current east coast data center to this new facility. Visa U.S.A. assesses the estimated cost to build the new data center on a regular basis and the corresponding liquidity required during each stage of the building process. In March 2007, Visa U.S.A. executed two performance bond agreements with the county in which the east coast data center will be constructed to provide assurance that land development and construction will be completed as planned. The bonds have a total value of $2 million and become due in the event that land development and construction are not completed as planned. At June 30, 2007, Visa U.S.A. had executed construction agreements related to this project totaling $239 million of the $397 million estimated to complete the new data center.

Visa U.S.A. believes its existing liquid assets and projected cash flows will be sufficient to fund its operations, working capital requirements, capital expenditures and future strategic developments during the remainder of fiscal 2007. Visa U.S.A. anticipates that future increases in its operating cash flows from new acceptance fees initiated in April 2007 will be offset by obligations assumed in connection with the retirement of two restricted liability programs. See Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A. Visa U.S.A. may choose to raise additional funds via new or increased fees or additional financing. Visa U.S.A.’s ability to maintain these levels of liquidity could be adversely affected by several factors described under “Risk Factors” including the adverse outcome of any of the legal or regulatory proceedings to which Visa U.S.A. is a party. Visa U.S.A. will continue to assess its liquidity position and potential sources of liquidity in view of its operating performance and other relevant circumstances.

Visa U.S.A. has certain off-balance sheet commitments and contingencies that may have significant future cash requirements. See the discussion in “Off-Balance Sheet Arrangements and Contractual Obligations” below and Notes 13, 14, 17 and 18 to the fiscal 2006 consolidated financial statements of Visa U.S.A. and in Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.

Cash Flow Data

	Nine Months Ended June 30		Fiscal
	2007	2006	2006	2005	2004
	(unaudited)
			(in millions)
Net cash provided by operating activities	$543	$518	$434	$481	$433
Net cash used in investing activities	(196)	(391)	(263)	(473)	(306)
Net cash used in financing activities	(27)	(27)	(36)	(46)	(39)

Increase (Decrease) in Cash and Cash Equivalents	$320	$100	$135	$(38)	$88

Operating Activities

Net cash provided by operating activities increased $25 million for the nine months ended June 30, 2007 compared to the same prior year period. The increase primarily reflected increases in operating net income and the absence of a substantial program payment in connection with Visa U.S.A.’s Visa Check card program in the prior year. See Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A. for a description of this program. These increases were offset by the impact of lower non-cash items over the previous year such as amortization for volume and support agreements and accrued litigation obligation.

Net cash provided by operating activities decreased $47 million during fiscal 2006, primarily due to payments on litigation matters largely accrued for in fiscal 2005 but settled and paid for in fiscal 2006. In addition, lower levels of accounts payable and accrued liabilities in fiscal 2006 compared to fiscal 2005 contributed to the decrease in cash provided by operating activities. These decreases were offset by increases in the liability position of volume and support agreements, and higher net income, adjusted for non-cash items.

Net cash provided by operating activities increased $48 million during fiscal 2005. Excluding the impact of member deposits on cash provided by operating activities in fiscal 2004, net cash provided by operating activities increased $204 million in fiscal 2005, fueled primarily by fiscal 2005 net income, non-cash charges including the litigation provision, and higher levels of accounts payable and accrued liabilities at the end of fiscal 2005. Cash generated from operating activities in fiscal 2004 primarily reflects member deposits, which increased $156 million, under the member deposit program where members could choose to advance a deposit against their quarterly member service fees at a discount. See Note 17 of the fiscal 2006 consolidated financial statements of Visa U.S.A.

Net cash used by operating activities will be impacted by judgments in, or settlements of, pending and future legal and regulatory proceedings. Visa U.S.A. and Visa International are parties to such proceedings with respect to a variety of matters, including certain litigation that we refer to as the “covered litigation.” We have a retrospective responsibility plan to address settlements of, or judgments in, the covered litigation. As part of the plan, we intend to deposit $             of the net proceeds of this offering, representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), into an escrow account from which settlements of, or judgments in, the covered litigation will be payable. The amount deposited in the escrow account will cause the class B conversion rate to adjust to              shares of class A common stock per share of class B common stock. After the closing of this offering, we may conduct future sales of class A common stock in order to increase the escrow amount, in which case the conversion rate of the class B common stock will be subject to additional dilutive adjustments to the extent of the net proceeds from those sales. See “Business—Retrospective Responsibility Plan.”

We, Visa U.S.A. and Visa International entered into an agreement with American Express that become effective on November 9, 2007 to settle previously disclosed litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ends all current litigation between American Express and Visa U.S.A. and Visa International as well as five co-defendant banks. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from us and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from us and $185 million from the five co-defendant banks. Beginning March 31, 2008, we will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

Investing Activities

The decrease in net cash used in investing activities for the nine months ended June 30, 2007 primarily reflects more investment sales and maturities over investment purchases during the nine months ended June 30, 2007 compared to the same prior year period. Excess proceeds generated from operating activities and investing activities were primarily used to procure commercial paper and other highly liquid investments classified in cash equivalents.

The decrease in net cash used in investing activities in fiscal 2006 from fiscal 2005 primarily reflects fewer funds available for the purchase of investment securities as a result of one-time litigation settlements, including the multi-currency matter.

The increase in net cash used in investing activities in fiscal 2005 from fiscal 2004 primarily reflects more investment of operating cash flows in income-generating investment securities during the year.

Financing Activities

Net cash used in financing activities was substantially unchanged in the nine months ended June 30, 2007 compared to the same prior year period, and primarily reflected scheduled quarterly payments on Visa U.S.A.’s series A senior secured notes due 2007 and series B senior secured notes due 2012.

Net cash used in financing activities during fiscal 2006, 2005 and 2004 primarily reflects scheduled quarterly payments on Visa U.S.A.’s series A senior secured notes due 2007 and series B senior secured notes due 2012. See Note 14 of the fiscal 2006 consolidated financial statements of Visa U.S.A. Cash requirements remained stable as the outstanding debt decreased during fiscal 2006, 2005 and 2004.

Off-Balance Sheet Arrangements and Contractual Obligations

Off-Balance Sheet Arrangements

Under Visa U.S.A.’s bylaws in effect prior to the reorganization, Visa U.S.A. indemnified issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor drafts, travelers checks, or other instruments processed in accordance with its operating regulations. Visa International is Visa U.S.A.’s settlement agent. Visa U.S.A. partially indemnifies Visa International from losses due to the failure of a member. The term of the indemnity is not limited. Visa U.S.A. is responsible for losses up to $1.0 million plus 0.003% of Visa U.S.A.’s sales volume for the year preceding the loss, or approximately $37 million in fiscal 2006. Currently settlement is guaranteed by members through the indemnification provisions in the bylaws of Visa U.S.A. and Visa International and through separate membership agreements with the individual members. Upon the closing of this offering, members will no longer indemnify Visa for settlement obligations other than their own settlement obligations and those of certain other participants in the system sponsored by the member. Visa Inc. will set aside an amount from the proceeds form this offering for capital adequacy purposes, including proceeds necessary to cover settlement risk.

In conjunction with Visa U.S.A.’s purchase of Inovant, Inc. from Visa International on January 1, 2003, Visa U.S.A. agreed to indemnify Visa International in the event of future tax liability in connection with an adverse determination by a taxing authority resulting from the sale of stock of Inovant, Inc. The indemnification is effective for 10 years and extends through 30 years or the statute of limitation in the event of a tax extension for the year of the stock repurchase. The maximum probability-weighted liability is considered immaterial and no liability has been accrued for this obligation.

Visa U.S.A. has no special purpose entities or off-balance sheet debt, other than operating leases and purchase order commitments entered into in the ordinary course of business and reflected in the contractual obligations table below.

Contractual Obligations

The contractual obligations identified in the table below include both on-and off-balance sheet transactions that represent material expected or contractually committed future obligations at the end of fiscal 2006. Visa U.S.A. believes that it will be able to fund these obligations through cash generated from operations and its existing cash balances.

Payments Due by Period	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions)
Purchase orders(1)	$357	$16	$1	$—	$374
Operating leases(2)	11	13	10	1	35
Equipment and licenses(2)	20	17	—	—	37
Capital leases(3)	4	4	—	—	8
Volume and support agreements(4)
Member	400	811	507	118	1,836
Other	155	175	132	81	543
Litigation payments(5)	231	421	410	200	1,262
Debt(6)	33	20	14	9	76

Total	$1,211	$1,477	$1,074	$409	$4,171

(1)	Purchase obligations include agreements to purchase goods and services that are enforceable and legally binding and that specify significant terms, including: fixed or minimum quantities to be purchased and fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(2)	Visa U.S.A. leases certain premises such as its data centers, certain regional offices and equipment under non-cancelable operating leases with varying expiration dates. During the quarter ended June 30, 2007, Visa U.S.A. entered into an operating lease for computer equipment which is effective beginning June 30, 2007 and ends October 31, 2010. The total obligation over the term of the lease including equipment maintenance costs is $34 million. See Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.
(3)	Visa U.S.A. entered into a capital lease for certain computer equipment in fiscal 2005. Visa U.S.A. is financing the acquisition of the underlying assets through the leases and accordingly they are recorded on Visa U.S.A.’s consolidated balance sheets.
(4)	Visa U.S.A. generally has non-cancelable agreements with members and merchants for various programs designed to build sales volume and increase payment acceptance. These agreements, which range in term from one to thirteen years, provide card issuance, marketing and program support based on specific performance requirements.
(5)	Represents amounts due in accordance with settlement agreements in the retailers’ litigation and other litigation settlements.
(6)	Represents maturities on Visa U.S.A.’s series A and series B senior secured notes.

See Notes 14, 17 and 18 of the fiscal 2006 consolidated financial statements and Note 11 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A.

Visa U.S.A. also has obligations with respect to its pension and postretirement benefit plans, and other incentive plans. See Note 13 of the fiscal 2006 consolidated financial statements of Visa U.S.A.

Related Parties

Prior to the reorganization, Visa U.S.A. conducted business as a non-stock, non-assessable membership corporation. The principal members of Visa U.S.A. were approximately 1,700 financial institutions that participated directly in Visa U.S.A.’s payment programs. In addition, there were approximately 11,700 associate and participant members that participate in Visa U.S.A.’s payment programs through one or more principal members.

Visa U.S.A.’s board of directors was comprised of ex-officio directors, individuals who were also officers of various member financial institutions that are also Visa U.S.A.’s customers and independent directors. Visa U.S.A. generated total operating revenues of approximately $808.1 million, $884.4 million and $634.0 million from financial institutions with officers that also serve on its board of directors in fiscal 2006, 2005 and 2004, respectively. During fiscal 2006, 2005 and 2004, a significant portion of Visa U.S.A.’s operating revenues were generated from one customer with an officer that also serves on the board of directors. Operating revenues from this customer were approximately $408 million or 14%, $345 million or 13% and $219 million or 9% of Visa U.S.A.’s total operating revenues in fiscal 2006, 2005 and 2004, respectively. No other customer accounted for 10% or more of Visa U.S.A.’s total operating revenues in fiscal 2006, 2005, or 2004. During the nine months ended June 30, 2007, JP Morgan Chase Bank and Bank of America, N.A. each individually accounted for 10% or more of Visa U.S.A.’s total operating revenues. For further information see Note 10 to the June 30, 2007 unaudited consolidated financial statements of Visa U.S.A. The loss of these customers could adversely impact Visa U.S.A.’s operating revenues and operating income.

Seasonality

Visa U.S.A. does not experience a pronounced seasonality in its business. No individual quarter of fiscal 2006, fiscal 2005, or fiscal 2004 has historically accounted for more than 30% of annual revenues.

Critical Accounting Estimates

Visa U.S.A.’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 2 to the fiscal 2006 consolidated financial statements of Visa U.S.A., describes the significant accounting policies and methods used in the preparation of Visa U.S.A.’s consolidated financial statements. Visa U.S.A. has established policies and control procedures to make estimates and assumptions that are appropriately governed and are applied consistently from period to period. The following is a brief description of Visa U.S.A.’s current accounting policies involving significant management judgment. These estimates require difficult and subjective judgments, including whether estimates are required to be made about matters that are inherently uncertain, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably likely to occur could materially impact the financial statements.

Management believes that the following accounting estimates are the most critical to fully understand and evaluate Visa U.S.A.’s reported financial results, as they require management’s most subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Revenue Recognition

Certain revenue discounts and volume-based support incentives are estimated.	Certain contractual discounts and incentives to Visa U.S.A.’s customers are recorded based on an estimate of the customers’ future performance. Differences are adjusted in the period Visa U.S.A.’s customer reports its results or in the period when updated customer performance information is available. Customers’ future performance is estimated by using member reported information, transactional information accumulated from Visa U.S.A.’s systems, historical information, and discussions with Visa U.S.A.’s customers.	If the customers’ actual performance is not consistent with Visa U.S.A.’s estimates, revenue discounts and incentives, which are recorded as a reduction of revenue, including volume and support agreements, may be materially different than initially recorded. For the nine months ended June 30, 2007, performance adjustments to Visa U.S.A.’s volume and support accruals increased operating revenues by 3.0% due to consumer spending patterns and slower growth in payments volume by Visa U.S.A. members. For fiscal 2006, 2005 and 2004, performance adjustments increased operating revenues by 1.2% and 0.2% and decreased operating revenues by 0.5%, respectively.

Pension

Certain assumptions are used in the determination of Visa U.S.A.’s annual pension costs and the disclosure of the funded position of Visa U.S.A.’s pension plan. Visa U.S.A. evaluates these critical assumptions at least annually.

Key assumptions include the discount rate used to measure the plan’s projected benefit obligation and the expected rate of return on plan assets.

Visa U.S.A.’s discount rate is based on matching the duration of corporate bond pools to the expected pension payment stream. The discount rate enables Visa U.S.A. to state the present value of the expected future cash flows on the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense.

Visa U.S.A. utilized a pension discount rate of 6.23% in measuring the projected benefit obligation in fiscal 2006 and in calculating the net periodic pension cost.

The expected rate of return on plan assets in fiscal 2006 is 7.50%.

Actual results may differ from actuarial assumptions because of economic and other factors. The impact of these differences are accumulated and amortized over future periods.

A quarter of a percentage point decrease in the discount rate would increase pension expense by $4.5 million in fiscal 2006. An equal, but opposite effect would be experienced for a quarter of a point increase in the discount rate.

A quarter of a point increase or decrease in expected rate of return on plan assets would decrease or increase pension cost, respectively, by $1.0 million in fiscal 2006.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

The expected rate of return on plan assets is based on current and expected asset allocation, as well as the long-term historical risks and returns associated with each asset class within the plan portfolio. A lower expected rate of return on plan assets increases pension cost while a higher expected rate of return has the opposite effect.

Postretirement

Certain assumptions are used in the determination of Visa U.S.A.’s annual postretirement costs. Key assumptions include the discount rate used to measure the plan’s projected benefit obligation and projected increase in future healthcare costs.

Visa U.S.A. utilized a postretirement discount rate of 6.16% in measuring the projected benefit obligation in fiscal 2006 and in calculating the postretirement benefit cost.

The annual rate of future increases in per capita cost of health benefits for postretirement was 7% in fiscal 2006. The rate is then assumed to decrease 1% over the next year.

A quarter of a percentage point decrease in the discount rate would increase postretirement expense by $0.2 million in fiscal 2006. An equal, but opposite effect would be experienced for a quarter of a point increase in the discount rate.

Increasing the health care cost trend by 1% would increase the postretirement accumulated plan benefit obligation by $1.1 million and service and interest cost by $0.4 million in fiscal 2006.

Decreasing the health care cost trend by 1% would decrease the postretirement accumulated plan benefit obligation by $1.0 million and service and interest cost by $0.3 million in fiscal 2006.

Legal Matters

Visa U.S.A. is a party to legal proceedings with respect to a variety of matters. Except as described in Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A., Visa U.S.A. does not believe that any legal proceeding to which Visa U.S.A. is a party would have a material adverse impact on Visa U.S.A.’s business.	Visa U.S.A. evaluates the likelihood of an unfavorable outcome of legal proceedings to which Visa U.S.A. is party in accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS 5). Visa U.S.A. records a liability in its consolidated financial statements for legal and regulatory actions when a loss is known or considered probable and the amount can be reasonably estimated. Visa U.S.A.’s judgments are subjective based on the status of the legal or regulatory proceedings, the merits of Visa U.S.A.’s defenses, and consultation with in-house and outside legal counsel.	Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which Visa U.S.A. operates, its judgments may be materially different than the actual outcomes.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Discount Rate for Litigation Settlement

For litigation settlements to be paid over periods longer than one year, Visa U.S.A. discounts the projected payments when recording its litigation in the consolidated balance sheets.

Note 18 of the fiscal 2006 consolidated financial statements of Visa U.S.A. contains a complete discussion of Legal Matters.

Visa U.S.A. estimates the discount rates it uses to calculate the present value of its long-term litigation. The discount rates used are a matter of management judgment at the time of settlement, which considers Visa U.S.A.’s estimated post-settlement incremental borrowing rate for sources of credit that could be used to finance the payment of such obligations with similar terms. The discount rate used for the retailers’ litigation settlements in fiscal 2003 through fiscal 2005 is 7.25%. The discount rate used for other litigation matters settled in fiscal 2006 is 5.87%.

A quarter of a percentage point reduction or increase in the discount rate would increase or decrease annual interest expense, respectively, by $2.1 million in fiscal 2006, and by declining amounts thereafter.

In addition, a quarter of a percentage point change in the discount rate would have impacted the amount Visa U.S.A. recorded as litigation provision for fiscal 2006 by $6.2 million.

Credit and Debit Settlement Guarantee

Subject to Visa U.S.A.’s bylaws and operating regulations, Visa U.S.A. indemnifies issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor drafts, travelers cheques, or other instruments processed in accordance with Visa U.S.A.’s operating regulations.

Note 17 to the fiscal 2006 consolidated financial statements of Visa U.S.A. describes the methodology Visa U.S.A. uses to estimate Visa U.S.A.’s liability for this guarantee.

Management estimates on a quarterly basis the value of the guarantee by applying the following formula:

Settlement Risk Guarantee = Total Exposure * Failure Probability * Loss upon Failure

Total exposure represents the average number of days to settle multiplied by the average daily transaction volume. Failure probability represents the probability of failure by individual members based on assessed credit ratings. Loss upon failure represents the actual loss expected to be incurred in the event that a member fails.

For the quarter ended June 30, 2007, management’s internal estimates used in the above calculation were:

Total exposure = $13.4 billion

Visa U.S.A.’s estimate of total exposure changes period to period as a result of movement in overall payments volume. Visa U.S.A.’s estimate of the weighted average failure probability changes as a result of changes in its assessment of the creditworthiness of Visa U.S.A. members. Visa U.S.A.’s estimate of loss upon failure changes based the actual results Visa U.S.A. incurs in the preceding 10 year period.

A 25% increase in any of the assumptions used in the calculation of the settlement risk guarantee will have an immaterial impact on the liability recorded. However, if significant losses occur in the future under this guarantee the impact to the estimated loss upon failure assumption could result in an increase to the obligation under the settlement risk guarantee that could be material to the financial statements.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

	Weighted Average Failure Probability = 0.007% Loss upon Failure = 45%	An increase in the estimate of loss in the event of default to 100% would increase Visa U.S.A.’s estimated liability by $0.4 million at the end of fiscal 2006.
Capitalized Internally-Developed Software

Visa U.S.A.’s capitalized software, which includes internal and external costs incurred in developing computer software for internal use, is included in facilities, equipment and software, net on Visa U.S.A.’s consolidated balance sheets.

Note 2 to the fiscal 2006 consolidated financial statements of Visa U.S.A. contains a discussion of Visa U.S.A.’s accounting policies for internally developed software.

Visa U.S.A. is required to make judgments as to the timing of stages of development and future economic useful life for internally developed software.

On an ongoing basis, Visa U.S.A. performs impairment analyses of various technologies. If the carrying value of internally developed software exceeds the fair value, impairment charges are recorded.

Note 9 of the fiscal 2006 consolidated financial statements of Visa U.S.A. contains a discussion of impairment to internally developed software in fiscal 2006.

The net carrying value of internally developed software on Visa U.S.A.’s consolidated balance sheets at the end of fiscal 2006 is $37.1 million.

Income Taxes

In calculating its effective tax rate Visa U.S.A. makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. Visa U.S.A. records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Visa U.S.A. has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters, and the allocation of income among various tax jurisdictions.

Visa U.S.A. considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.

Although Visa U.S.A. believes that its estimates and judgments are reasonable, actual results may differ from these estimates. If Visa U.S.A. realizes a deferred tax asset in excess of the net deferred tax asset or Visa U.S.A. were unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Impact of Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or to be taken in a tax return. FIN 48 is effective for years beginning after December 15, 2006. Visa U.S.A. is in the process of determining the effect, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Visa U.S.A. is in the process of determining the effect, if any, of adopting SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))” (SFAS 158), which amends FASB issued Statement No. 87, “Employers’ Accounting for Pensions” (SFAS 87) and FASB issued Statement No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” (SFAS 106) to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. In addition, the measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company’s fiscal year end. Visa U.S.A. currently uses a measurement date of June 30. SFAS 158 is effective for non-public companies for fiscal years ending after June 15, 2007 (December 15, 2006 for public companies), except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. Visa U.S.A intends to early adopt the provision to conform the plan’s measurement date to its fiscal year end, and accordingly will record a charge of approximately $11 million, after tax to equity in the last quarter of fiscal 2007. Visa U.S.A. will also adopt the balance sheet recognition provisions of SFAS No. 158 at September 30, 2007. The adoption of SFAS No. 158 would increase pension liability and reduce equity, after tax by approximately $13 million, based on the updated plan design as described in Note 13 of Visa U.S.A.’s consolidated financial statements at and for the periods ended June 30, 2007. These estimates are actuarially calculated based on current assumptions. Actual results will likely differ from these estimates.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment to SFAS 115” (SFAS 159). SFAS 159 allows the measurement of many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option. SFAS 159 is effective for fiscal years that begin after November 15, 2007. Visa U.S.A. is in the process of determining the effect, if any, of adopting SFAS 159 on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from changes in market rates and market prices. Visa U.S.A. is exposed to two significant market risks that could affect its business including: changes in interest rates and equity prices. Visa U.S.A. does not hold or enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

A significant portion of Visa U.S.A.’s investment portfolio assets is held in fixed-income securities. These assets are reflected as cash equivalents, short-term available-for-sale investments, and long-term available-for-sale investments. Visa U.S.A. does not consider its cash and cash equivalents or its auction rate securities to be subject to significant market risks, as amounts consist of liquid investments with original maturities or repricing characteristics of three months or less. The fair value balances of Visa U.S.A.’s interest rate sensitive assets at June 30, 2007, September 30, 2006 and September 30, 2005 include:

	June 30, 2007	September 30,
		2006	2005
	(in millions, except percentages)
Government-sponsored entities	$1,175	$895	$750
Tax-Exempt municipal bonds	15	249	217

Total	$1,190	$1,144	$967
Percentage of total assets	35%	39%	35%

Visa U.S.A. manages its exposure to interest rate risk by investing primarily in rate-adjustable, government-issued securities of high credit quality. However, Visa U.S.A.’s efforts do not provide complete assurance that it will be protected from interest rate fluctuations. A sharp rise in interest rates could have a significant impact on the fair value of Visa U.S.A.’s investment portfolio.

The following tables present the hypothetical changes in fair value in Visa U.S.A.’s investment portfolio at June 30, 2007, September 30, 2006 and September 30, 2005 due to potential changes in interest rates.

	Fair Value Given Interest Rate Decrease of:		Fair Value at June 30, 2007	Fair Value Given Interest Rate Increase of:
	(in millions, except percentages)
	1%	0.5%		0.5%	1%
U.S. Government agency notes	$1,180	$1,178	$1,175	$1,166	$1,155
Tax-Exempt municipal bonds	16	16	15	15	15

Total	$1,196	$1,194	$1,190	$1,181	$1,170

	Fair Value Given Interest Rate Decrease of:		Fair Value at September 30, 2006	Fair Value Given Interest Rate Increase of:
	(in millions, except percentages)
	1%	0.5%		0.5%	1%
U.S. Government agency notes	$899	$897	$895	$892	$885
Tax-Exempt municipal bonds	251	250	249	248	247

Total	$1,150	$1,147	$1,144	$1,140	$1,132

	Fair Value Given Interest Rate Decrease of:		Fair Value at September 30, 2005	Fair Value Given Interest Rate Increase of:
	(in millions, except percentages)
	1%	0.5%		0.5%	1%
U.S. Government agency notes	$755	$753	$750	$747	$744
Tax-Exempt municipal bonds	219	218	217	216	216

Total	$974	$971	$967	$963	$960

Equity Price Risk

Visa U.S.A. owns equity securities which are selected to offset obligations in connection with Visa U.S.A.’s long-term incentive and deferred compensation plans. Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Gains and losses experienced on these equity investments are offset by increases or reductions in personnel expense, respectively. The effect of a hypothetical 10% change in market value would have increased or decreased unrealized losses and personnel expense, respectively, by $6 million at June 30, 2007, and by $3 million at September 30, 2006 and September 30, 2005.

THE GLOBAL PAYMENTS INDUSTRY

Visa operates in the global payments industry, which is undergoing a major shift from paper-based payments, such as cash and checks, to card-based and other electronic payments. For more than 30 years, Visa has played a central role in driving this migration by providing payment products and services that we believe deliver significant benefits to consumers, businesses, governments and merchants. We believe that consumers are increasingly attracted to the convenience, security, enhanced services and rewards associated with electronic payment forms. We also believe that corporations and governments are shifting to electronic payments to improve efficiency, control and security, and that a growing number of merchants are accepting electronic payments to improve sales and customer convenience.

The global payments industry consists of all forms of payment and value transfer, including:

•	paper-based payments: cash, personal checks, money orders, government checks, travelers cheques, official checks and other paper-based means of transferring value;

•	card-based payments: credit cards, charge cards, debit cards, deferred debit cards, ATM cards, prepaid cards, private label cards and other types of general-purpose and limited-use cards; and

•

other electronic payments: wire transfers, electronic benefits transfers, automated clearing house payments and other forms of electronic payment not typically tied to a payment card or similar access device.

We believe that the shift to electronic payment forms is a worldwide phenomenon; however, in many developing countries, it is at an early stage and will be accelerated by rising incomes, globalization of commerce and increased travel. Recent innovations such as contactless cards and mobile payments are also increasing the attractiveness of electronic payments. We believe these trends create a substantial growth opportunity for the global payments industry. According to The Nilson Report, global card purchase transactions grew at a CAGR of 14% over the period from 2000 to 2006. The Nilson Report forecasts global card purchase transactions to increase at a CAGR of 11% from 2006 to 2012, with particularly strong growth in Asia/Pacific, Latin America and the Middle East/Africa:

Source: The Nilson Report, issue 866 (October 2006) and issue 885 (August 2007).

The most common card-based forms of payment are general-purpose cards, which are payment cards that permit widespread usage. General purpose cards are typically categorized as:

•	“pay now” cards, such as debit cards, which enable the cardholder to purchase goods and services by an automatic debit to a checking, demand deposit or other current account;

•

“pay later” cards, which typically permit a cardholder to carry a balance in a revolving credit account (a credit card or deferred debit card) or require payment of the full balance within a specified period (a charge card); and

•	“pay before” cards, such as prepaid cards, which are prefunded up to a certain monetary value.

The primary global general purpose card brands include Visa, MasterCard, American Express, Discover, JCB and Diners Club. While these brands—including Visa—were historically associated primarily with credit or charge cards in the United States and other major international markets, Visa and others have over time broadened their offerings to include debit, ATM, prepaid and commercial cards.

In addition to general purpose cards, a number of retailers and other entities issue limited-purpose credit, charge and prepaid cards that can be used for payment only at the issuing entity. These cards are generally referred to as private label cards. Private label cards are sometimes issued by a financial institution under a contractual agreement with the retailer.

Open-Loop Versus Closed-Loop Payments Networks

General purpose and limited-purpose payments networks primarily operate under two different business models. Open-loop payments networks, such as Visa and MasterCard, are multi-party and operate through a system that connects two financial institutions—one that issues the card to the cardholder, known as the issuing financial institution or issuer, and one that has the banking relationship with the merchant, known as the acquiring financial institution or acquirer—and manages information and the flow of value between them. In a typical closed-loop payments network, the payment services are provided directly to merchants and cardholders by the owner of the network without involving third-party financial institution intermediaries. Closed-loop networks can range in size from networks such as American Express and Discover, which issue cards directly to consumers and serve merchants directly, to an individual merchant that issues limited-purpose private-label credit cards to its customers for use only in that merchant’s stores. In recent years, the major closed-loop networks have begun to develop relationships with financial institution issuers and acquirers, thereby emulating certain aspects of the open-loop networks.

Operators of open-loop networks such as Visa generally do not issue cards, set fees or determine interest rates that cardholders are charged for use of their cards. Issuers have the responsibility for determining these and many other card features. In addition, such networks generally do not solicit merchants directly or establish the fees that merchants are charged for card acceptance, including the merchant discount rate. Both of these functions are generally the responsibility of acquirers. The following table outlines the major functions of each of the three major participants in the payments network.

	Issuer (Cardholder’s Financial Institution)	Payments network (e.g., Visa)	Acquirer (Merchant’s Financial Institution)

Primary Customers	Cardholders	Issuers and acquirers	Merchants

Products and Services	Issues cards to its cardholders based on payments network product platforms (e.g., credit, debit) Establishes and maintains accounts with cardholders (either consumers or businesses)

Offers broad range of product platforms (e.g., credit, debit) to financial institutions

Operates data processing network that transfers transaction data and manages payment flow between issuers and acquirers

Establishes and maintains account with merchant to: — Provide connectivity to a payments network — Acquire receivables from merchant — Guarantee payment to merchant for receivables

Branding	Issues cards that feature its own brand and that of a payments network	Establishes and maintains payments network brand for payment products and acceptance locations	Delivers payments network acceptance services under its own brand

Rules and Terms	Establishes applicable cardholder terms, including fees, interest rates and payment schedules for cardholders independently of the payments network and in contract with its cardholders

Establishes rules and standards for its product platforms and payments network including:

—     Eligibility for participation in network

—     Authorization and clearing of transactions

—     Financial settlement

—     Product platform features and functionality

—     Merchant acceptance standards

—     Dispute management and arbitration processes

Establishes any applicable merchant fees and/or discount rates independently of the payments network and in contract with its merchants

	Issuer (Cardholder’s Financial Institution)	Payments Network (e.g., Visa)	Acquirer (Merchant’s Financial Institution)

Functions Performed in Connection with Payment Transaction(1)	Authorizes cardholder transactions Funds settlement obligations for its cardholders’ purchases Collects payment from cardholder Assumes risk of cardholder non-payment or late payment	Transfers authorization and clearing data and settles funds between issuer and acquirer Performs payments network risk management and related functions

Receives settlement funds from issuers

Credits merchant for value of payment transactions

Assumes risk of merchant non-fulfillment of transaction obligation

Assumes responsibility for merchant compliance with network security and other rules

(1)	In many instances, an issuer or acquirer may enter into an agreement with a third party processor to perform some of these functions on its behalf.

Largest Operators of Open-Loop and Closed-Loop Retail Electronic Payments Networks

The largest operators of open-loop and closed-loop retail electronic payments networks are Visa, MasterCard, American Express, Discover, JCB and Diners Club. With the exception of Discover, which primarily operates in the United States, all of the other network operators can be considered multi-national or global providers of payments network services. Based on payments volume, total volume, number of transactions and number of cards in circulation, Visa is the largest retail electronic payments network in the world. The following chart compares our network with those of our major competitors for calendar year 2006:

Company	Payments Volume	Total Volume	Transactions	Cards
	(billions)	(billions)	(billions)	(millions)
Visa Inc.(1)	$2,127	$3,230	44.0	1,254
MasterCard	1,417	1,922	23.4	817
American Express	556	562	4.5	78
Discover	96	114	1.4	57
JCB	63	70	0.7	59
Diners Club	22	22	0.1	7

(1)	Reported global figures from The Nilson Report. Excludes Visa Europe based on internal Visa data.

Source: The Nilson Report, issue 874 (February 2007) and issue 877 (April 2007).

Note: MasterCard figures include PIN-based debit card transactions on MasterCard cards, but not Maestro (MasterCard’s global online debit program). Domestic China figures on Visa cards and some domestic China figures on MasterCard cards have been excluded. Visa and MasterCard figures exclude proprietary PLUS and Cirrus. American Express and Discover figures include business from third-party issuers. JCB figures are for October 2005 through September 2006 (fiscal year). JCB transaction figures are estimates.

BUSINESS

Overview

Visa operates the world’s largest retail electronic payments network and manages the world’s most recognized global financial services brand. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. We provide financial institutions, our primary customers, with product platforms encompassing consumer credit, debit, prepaid and commercial payments. VisaNet, our secure, centralized, global processing platform, enables us to provide financial institutions and merchants with a wide range of product platforms, transaction processing and related value-added services. Based on the size of our network, the strength of the Visa brand and the breadth and depth of our products and services, we believe we are the leading electronic payments company in the world.

Our business primarily consists of the following:

•	we own a family of well known, widely accepted payment brands, including Visa, Visa Electron, PLUS and Interlink, which we license to our customers for use in their payment programs;

•	we manage and promote our brands for the benefit of our customers through advertising, promotional and sponsorship initiatives and by encouraging card usage and merchant acceptance;

•

we offer a wide range of branded payments product platforms, which our customers use to develop and offer credit, debit, prepaid and cash access programs for cardholders (individuals, businesses and government entities);

•	we provide transaction processing services (primarily authorization, clearing and settlement) to our customers through VisaNet, our secure, centralized, global processing platform;

•	we provide various other value-added services to our customers, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services;

•	we develop new products and services to enable our customers to offer efficient and effective payment methods to their cardholders and merchants; and

•	we adopt and enforce a common set of rules adhered to by our customers to ensure the efficient and secure functioning of our payments network and the maintenance and promotion of our brands.

We derive revenues primarily from fees paid by our customers based on payments volume, transactions that we process and certain other related services that we provide. Payments volume is the total monetary value of transactions for goods and services purchased with our cards, as reported by our customers. Cash volume generally includes cash access transactions, balance transfers and convenience check transactions associated with our products. Total volume, which we consider to be an important measure of the scale of our business, is the sum of payments volume and cash volume. An increasing portion of our revenues come from outside the United States, including AP and LAC, where macroeconomic and electronic payments trends provide attractive growth prospects. The table below shows our product performance for the 12 months ended March 31, 2007, according to data reported to us by our customers:

Visa Inc. Product Performance

Twelve Months Ended March 31, 2007

All numbers in billions, except as noted

	U.S.A.	Canada	AP	LAC	CEMEA	Visa Inc.
Payments Volume
Consumer credit	$615	$120	$393	$73	$17	$1,219
Consumer debit(1)	618	0	21	38	27	704
Commercial and other	181	15	63	5	2	266

Total Payments Volume	$1,413	$135	$478	$116	$46	$2,188
Cash volume	377	17	236	278	250	1,158

Total Volume	$1,790	$151	$714	$395	$296	$3,346
Total transactions (millions)(2)	28,105	1,340	7,600	6,002	2,439	45,486

(1)	Includes prepaid volume.
(2)	Total transactions represents transactions involving our cards as reported by our customers and includes transactions that are not processed on our VisaNet processing system.

Note: Numbers do not sum due to rounding.

Our Reorganization

We believe that our recently completed reorganization provides us with several significant strategic benefits. It allows us to increase our operational efficiency and enhances our ability to deliver more innovative products and services to financial institutions, merchants and cardholders on a global basis. The reorganization allows us to centralize and streamline our strategy and decision making. At the same time, we believe that the reorganization preserves and reinforces the advantages that have made Visa the largest retail electronic payments network in the world, such as our leading brand, scalable and secure network, unique processing capabilities, comprehensive product and service offerings and strong customer relationships.

Our Competitive Strengths

World’s Largest Payments Network

We operate the world’s largest retail electronic payments network. Visa-branded cards are accepted in more than 170 countries around the world. We have more branded credit and debit cards in circulation, more transactions and greater total volume than any of our competitors. We believe that merchants, cardholders and our financial institution customers benefit from the Visa cardholder base, which is the largest in the world, and our merchant acceptance network, which is unsurpassed globally.

Leading Global Brand

Visa is the world’s most recognized global financial services brand. We believe merchants, consumers and our financial institution customers associate our brand with trust, security, reliability, efficiency, convenience and empowerment. Our deep base of local market knowledge enables us to tailor our product and marketing programs to the particular needs of specific geographies. We believe that the strength of our brand enables us to increase card usage in existing and new market segments, develop and offer innovative payment products and services and enhance the utility of our payments network for all participants.

Scalable and Unique Global Payments Processing Platform

We own and operate VisaNet, our secure, centralized, global processing platform. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture, which enables us to provide real-time, value-added information to our customers. In addition, our centralized processing platform provides us the flexibility to develop, modify and enhance our products and services efficiently. VisaNet is highly reliable and processed more than 74 billion authorization, clearing and settlement requests in the 12 months ended March 31, 2007. We believe that the operating efficiencies that result from the scale of our processing network provide us with a significant cost advantage over our competitors.

Comprehensive Payment Products and Services

We provide our financial institution customers with a comprehensive suite of electronic payment products and services. Our product platforms encompass credit, debit, cash access and prepaid products for consumers, businesses and governments. These product platforms enable our customers to develop and customize their own payment programs to meet the needs of their cardholders and merchants. We also offer our customers issuer processing to support our debit and prepaid platforms, and we are the largest issuer processor of Visa debit transactions in the world. Additionally, we offer a broad range of value-added services such as risk management, loyalty services, dispute management and value-added information services, which are enabled by our secure, centralized, global processing platform.

Established and Long-Standing Customer Relationships

We have long-standing relationships with the majority of our customers and long-term contracts with many of our major customers, which provide us with a significant level of business stability. More than two-thirds of our financial institution customers have been our customers for longer than 10 years. We believe that our many years of close cooperation with our customers in developing new products, processing capabilities and value-added services have enabled us to establish strong relationships. By virtue of these relationships, we believe that we are well-positioned to continue developing new products and services that anticipate the evolving needs of our customers.

Our Strategy

We seek revenue and profit growth by expanding our core payments business in new and established geographies and market segments, as well as by broadening our processing capabilities and value-added service offerings for payments and related opportunities. The key components of our strategy include:

Expand Our Network

We intend to continue to expand the size of our payments network in order to drive the issuance, acceptance and usage of our products globally. We intend to do this in several ways including:

•

Expand existing and build new relationships with financial institution customers. We will continue to use an integrated product strategy to increase our share of business with our existing financial institution customers and to build relationships with new customers. We believe that delivering world- class service reinforces the value that Visa brings to our customers’ payments businesses and increases the issuance, acceptance and usage of our products. Our customer-driven service model includes integrated global account services coupled with local account support staff in each geography in which we operate. We provide marketing, processing, risk and other consultative services, which enhance our customers’ business and support delivery of new Visa products and services.

•

Enhance the value of our products for merchants and cardholders. We continually enhance our products and services to meet the evolving needs of merchants and cardholders. Merchants are important to the growth of our business, and we seek to increase the value we bring to them in order to increase merchant acceptance and preference for Visa. We also seek to grow our network by encouraging active cardholder preference for Visa through continual improvement of the convenience, value and security of our products. By focusing on expanding the number of merchants and cardholders in our network, we increase the value we provide to our financial institution customers.

Expand into New and High Growth Geographies and Market Segments

We will continue to globalize our product and service offerings and to expand acceptance of our core products in key geographies and market segments.

•

Expand our presence in new geographies. As the largest retail electronic payments network, we are uniquely positioned to expand our global processing platform and the acceptance of our products and services in targeted geographies. We believe there is a significant opportunity to expand the usage of our products and services in high growth geographies in which we currently have a presence, such as AP, LAC and CEMEA. We intend to seek to expand the number of countries in which we provide value-added services, including risk management, debit issuer processing, loyalty services, dispute management and value-added information services.

•

Continue penetrating new consumer and merchant segments. We will continue to target and penetrate new consumer and merchant segments across all of our geographic markets, including the United States. We have introduced a full suite of product platforms and value-added services, which enable our customers to drive Visa products to the fast growing mass-market debit, affluent and small business segments. We will also continue to expand Visa acceptance in merchant segments that have traditionally not accepted electronic payments, such as quick-service restaurants and bill payment merchants.

Develop and Offer Innovative Products and Services

We will continue to provide new products and services and increase the functionality, utility and cost effectiveness of our existing products and services. VisaNet provides flexibility to quickly customize current offerings and rapidly develop, deploy and drive adoption of new products and services.

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Modify existing products. We will continue to upgrade or modify existing products to take advantage of market opportunities and generate growth. For example, modifying our rules to eliminate the signature requirements on small-value transactions in certain merchant segments has enabled us to rapidly increase acceptance and usage of current products at merchants where speed at the point-of-sale is a high priority. We will continue to seek such opportunities to expand acceptance and usage of products carrying our brands.

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Develop new products. We believe there is also a significant opportunity to develop and offer new products. During the past two years, we have introduced several new varieties of prepaid cards and have enhanced our product offerings for the affluent consumer segment. We also intend to continue making significant investments in new technologies to strengthen our position in emerging forms of payment, including contactless and mobile devices.

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Introduce new processing services. We intend to continue to introduce value-added processing services. We believe that by integrating enhanced capabilities, such as Visa Advanced Authorization (real-time transaction risk scoring), data reporting tools for commercial cards, loyalty applications and Visa ReadyLink, into our core offerings we can increase utility to customers and cardholders, capture additional revenues and differentiate ourselves from our competitors.

Strengthen and Grow Visa’s Brand Leadership

We will continue to invest in order to maintain Visa’s position as the world’s most recognized global financial services brand.

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Focus on integrated brand investment. We make a combination of integrated global and local investments, using award-winning advertising campaigns, unique sponsorships, selected co-brand relationships and other promotional activities to increase consumer and business brand awareness and build active cardholder preference for Visa by reinforcing our core attributes of security, convenience, acceptance and differentiated products.

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Maximize return on our brand investments. We seek to optimize the level and mix of spending across our media channels, sponsorships, co-brand relationships and other marketing properties to realize the maximum value from these arrangements.

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Invest in and enhance our co-brand relationships and unique sponsorships. We work closely with our co-brand partners in airlines, hospitality, retail and other segments to create specific products and programs that complement our brand promise and deliver unique value propositions to cardholders. In addition, we maintain a unique portfolio of local and international sponsorships that create opportunities to deliver our brand message to consumers across the world.

Our Primary Operations

There are three core aspects of our business operations: transaction processing services, product platforms and payments network management.

Transaction Processing Services

Core Processing Services

Our core processing services involve the routing of payment information and related data to facilitate the authorization, clearing and settlement of transactions between Visa issuers, which are the financial institutions that issue Visa cards to cardholders, and acquirers, which are the financial institutions that offer Visa network connectivity and payments acceptance services to merchants. In addition, we offer a range of value-added processing services to support our customers’ Visa programs and to promote the growth and security of the Visa payments network.

Authorization is the process of approving or declining a transaction before a purchase is finalized or cash is disbursed. Clearing is the process of delivering final transaction data from an acquirer to an issuer for posting to the cardholder’s account, the calculation of certain fees and charges that apply to the issuer and acquirer involved in the transaction, and the conversion of transaction amounts to the appropriate settlement currencies. Settlement is the process of calculating, determining and reporting the net financial position of our issuers and acquirers for all transactions that are cleared.

Visa transactions can be authorized, cleared and settled either as dual-message transactions or as single-message transactions. The choice of processing method may vary depending upon the issuer, the type of card or the region in which the transaction takes place.

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In a single-message transaction, the acquirer submits a single electronic message containing all data required for the authorization, clearing and settlement of the transaction. Actual financial settlement occurs at a later time.

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In a dual-message transaction, the acquirer submits an electronic message at the time of purchase containing the information required for an authorization decision and a second message at a later point in time containing additional data required for clearing and settlement.

Authorization

A typical Visa transaction begins when the cardholder presents his or her Visa card to a merchant as payment for goods or services. The transaction information is then transmitted electronically to the issuer for authorization. In certain cases, we may authorize the transaction on behalf of the issuer through a service known as stand-in processing, based on parameters established by the issuer. The following diagram illustrates the processing steps involved in a typical transaction authorized through our network. In a typical Visa transaction, the authorization process by Visa occurs in approximately one second.

1.	The cardholder presents the merchant with a Visa card for payment. The merchant point of sale terminal reads the account number and other data encoded on the card’s magnetic stripe or chip.

2.	The merchant terminal transmits the card information and transaction amount to the acquirer.

3.	The acquiring financial institution or its third party processor combines the transaction information into an authorization request message and transmits it to Visa.

4.	Visa routes the authorization request to the issuer for review. In certain circumstances, such as when the issuer’s systems are unavailable, Visa may perform stand-in processing and review and authorize or deny the transaction.

5.	The issuing financial institution or its third party processor returns an authorization response message, either approving or denying the transaction to Visa.

6.	Visa routes the authorization response to the acquirer.

7.	The acquirer transmits the result of the authorization request to the merchant terminal.

Clearing and Settlement

Clearing occurs at the time of the authorization, for single-message transactions, or in a single daily batch message containing all transactions reported by the acquirer, for dual-message transactions. Settlement occurs on each business day and is conducted on a net basis for all transactions submitted during the previous settlement cycle. The following diagram illustrates the clearing and settlement process between the issuer and acquirer for a typical transaction processed through our system.

Clearing

1.	The merchant transmits sales draft information for the transaction, including account numbers and transaction amounts, to the acquirer.

2.	The acquiring financial institution or its third party processor formats this information into a clearing message, which it transmits to Visa.

3.	Visa routes the clearing message to the card issuer and calculates the settlement obligation of the issuer and the amount due to the acquirer, net of certain applicable fees and charges.

Settlement

4.	The issuer sends funds to Visa’s designated settlement bank in the amount of its settlement obligation.

5.	The settlement bank, at the direction of Visa, transfers funds due to the acquirer.

The issuer and acquirer involved in a typical Visa transaction perform additional functions that we do not generally perform or monitor. For example, the acquirer credits the merchant’s account for the amount of the transaction less any fees the acquirer charges in accordance with the contractual agreement between the merchant and the acquirer. In addition, the issuer sends a statement to the cardholder and collects payment, in the case of a credit or deferred debit card, or collects payment directly from the cardholder’s deposit account, in the case of a debit card.

We process virtually all transactions within the United States, as well as all cross-border transactions, involving products carrying our brands. Outside of the United States and certain other countries, we do not process the majority of the domestic transactions (i.e., transactions where the issuer and the merchant are located in the same country) on products carrying our brands. Such transactions are generally processed by government-operated payments networks, our financial institution customers, independent companies or joint ventures owned in whole or in part by our financial institution customers.

We perform clearing and settlement through our VisaNet system for transactions involving an issuer that is located in Visa Europe’s region and an acquirer that is located in the rest of the world, or vice versa. In addition, we currently provide clearing and settlement services for Visa transactions occurring entirely within Visa Europe’s region and will continue to provide such services until completion of deployment of Visa Europe’s own processing system. Visa Europe authorizes transactions for its members through its own processing system.

Other Value-Added Processing Services

The size of our network and our processing capabilities allow us to offer a range of other value-added services in certain countries. These services include risk management, debit issuer processing, loyalty services, dispute management and value-added information services.

Risk Management Services. Our centralized and integrated network architecture allows us to monitor, on a real-time basis, all transactions that we process for authorization. As a result, we provide customers in certain countries with a number of value-added risk-management services, which complement our core authorization services. Our risk management services provide preventive, monitoring, investigative and predictive tools, which are intended to mitigate and help eliminate fraud at the cardholder and merchant level. For example, Visa Advanced Authorization, which we introduced in 2005, enables us to monitor and evaluate VisaNet authorization requests in real-time and deliver enhanced transaction risk scores to issuers as part of the authorization message. It is the first system of its kind to deliver risk indicators in real-time by assessing transaction data on both an account level and a transaction level.

Debit Issuer Processing Services. Visa Debit Processing Services provides comprehensive processing services for participating United States issuers of Visa debit, prepaid and ATM payment products. In addition to core issuer authorization processing, Visa Debit Processing Services offers card management services, exception processing, PIN and ATM network gateways, call center services, fraud detection services and ATM terminal driving. Visa Debit Processing Services processes more Visa transactions than any other issuer processor in the world.

Loyalty Services. We offer loyalty services that allow our customers to enhance the attractiveness of their Visa payment programs and to strengthen their relationships with cardholders and merchants. These services are designed to allow our customers to differentiate their Visa program offerings, to support increased card usage and to increase the importance of Visa payments to merchants.

Visa Extras is a service that participating issuers may offer to their cardholders to increase card usage, enhance the value of their Visa programs and create stronger cardholder relationships. Visa Extras is a points-based program that rewards cardholders for using their enrolled Visa cards to make qualifying purchases. Cardholders can redeem points for rewards in the Visa Extras rewards catalog for everyday items such as movie tickets, retail gift certificates, merchandise, travel certificates, dining and other rewards.

The Visa Incentive Network enables merchants and financial institution customers to deliver tailored merchant offers to targeted groups of cardholders. Visa Incentive Network offers benefits traditionally associated with a closed-loop system. Visa Incentive Network was launched in April 2005 and allows us to deliver merchant promotions to affluent and high-spending Visa cardholders on behalf of participating issuers. Based on merchant-specific cardholder spending and location criteria for each promotion, we can analyze the spending patterns of Visa credit card holders in the United States about which information is provided to us by participating card issuers. We then deliver the promotion to the appropriate cardholders on behalf of these issuers. In order to protect cardholder privacy, the merchant does not gain access to cardholder information or underlying transaction data. The Visa Incentive Network database contains nearly 74 million accounts. Visa Incentive Network is enabled through account level processing, which allows transactions to be processed and afforded customized treatment at the account level—i.e., by identifying each transaction by the entire 16-digit account number—rather than by the six-digit bank identification number, or BIN, as is the more typical industry practice. We are able to implement account level processing as a result of our reengineered Visa Integrated Payment platform, as described below.

Dispute Management Services. We manage Visa Resolve Online, an automated web-based service that allows our customers’ back-office analysts and customer service representatives to manage and resolve Visa transaction disputes more efficiently than with previous paper-based processes. Transaction disputes between issuers and acquirers sometimes arise from suspected fraud, merchant non-fulfillment of transaction requirements or other events. Visa Resolve Online, which is mandatory for all Visa customers, provides real-time access to Visa transaction data, electronic transfer of substantiating documents and automated management of communications between issuers and acquirers.

Value-Added Information Services. We provide our customers with a range of additional information-based business analytics and applications, as well as the transaction data and associated infrastructure required to support them. Through these services, we support and enhance our customers’ business intelligence capabilities, loyalty applications, operational and management performance metrics, transaction research and commercial card reporting.

Processing Infrastructure

We own and operate VisaNet, our secure, centralized, global processing platform, which consists of three synchronized processing centers. As of March 31, 2007, we owned or leased approximately 2.1 million square feet of office and processing center space in 30 countries around the world, of which approximately 1.4 million square feet are owned and the remaining 700,000 square feet are leased. In addition, Visa Europe operates one processing center in the United Kingdom, which is part of our synchronized system in accordance with the terms of the framework agreement. See “Material Contracts—The Framework Agreement.” In addition, we are building a new data center on the east coast of the United States. These centers are linked by a global telecommunications network, which is engineered for redundancy. Intelligent access points around the world complete our global processing infrastructure and enable merchants and financial institutions worldwide to access our core processing and value-added services.

In September 2006, we completed a five-year reengineering program, in which we, among other things, consolidated the authorization functions for our credit, debit, prepaid and ATM transactions into one technology platform called Visa Integrated Payment, or VIP. VIP is a modular processing platform, which is flexible and secure and combines global reach with the processing power to support our future growth and product innovation.

The following is a summary of critical attributes of our processing infrastructure:

Centralized Architecture. Unlike the processing platforms of some of our primary competitors, VisaNet is built on a centralized architecture rather than a distributed architecture. As a result, we are able to view and analyze each authorization transaction we process in real-time and can provide value-added information, such as risk scoring or loyalty applications, to the issuer while the transaction data is being routed through our system.

Redundancy. Our global telecommunications network and processing centers are designed for redundancy and fail-over. Our newest processing center houses multiple authorization engines, each supported by redundant power and telecommunications circuits. This new architecture complements our multiple processing center architecture, provides improved fail-over technology and helps to ensure that our VisaNet system is always available and has enough processing power to meet the growing demand for electronic payments.

Modular Architecture. In the VIP reengineering project that we completed in September 2006, we replaced a complex web of legacy code with a streamlined, layered, modular architecture. We believe that this new architecture significantly reduces the time, complexity and cost involved in adding functions or modifying the system to support emerging forms of payments, such as contactless and mobile payments. We also believe that this streamlined architecture was instrumental in our ability to implement account level processing on our systems in less than 12 months.

Processing Scale. During the 12 months ended March 31, 2007, we processed more than 74 billion authorization, clearing and settlement requests. Based on tests that we conducted with IBM in July 2005, we estimate that VisaNet is capable of processing more than 12,000 transaction messages per second. We believe that the scale of our processing network provides us with a significant cost advantage over our competitors.

Payment Product Platforms

We offer a broad range of product platforms to enable our customers to build differentiated, competitive payment programs for their consumer, business, government and merchant clients. Our principal payment platforms enable credit, charge, deferred debit, debit and prepaid payments, as well as cash access, for consumers, businesses and government entities. Our payment platforms are offered under our Visa, Visa Electron, Interlink and PLUS brands.

Consumer Credit

Our consumer credit product platforms allow our issuers to offer deferred payment and financing products that can be customized to meet the needs of all consumer segments. Our baseline consumer credit platform is marketed to our issuers as Visa Traditional in the United States and Visa Classic in the rest of the world. We require issuers offering credit products based on this platform to meet minimum requirements for product functionality and to offer certain services, such as a reporting service for lost or stolen cards.

In addition, we offer premium credit platforms, which enable our issuers to tailor programs to consumers requiring higher credit lines or enhanced benefits, such as loyalty programs. Our premium consumer credit platforms are marketed to issuers, and in some cases, to cardholders, as Visa Gold, Visa Platinum, Visa Signature and Visa Infinite. Issuers offering these credit products are required to provide certain functionality and enhanced cardholder services that may vary by product and region. For example, we require that issuers provide a minimum level of cardholder rewards value and that they not impose a preset spending limit on Visa Signature cards.

We provide a number of additional services that many issuers choose to offer in conjunction with their Visa credit programs, even where we do not require the inclusion of such services. Certain of these services, such as emergency card replacement, travel assistance services and rental car insurance, are provided by third parties under contract with us.

Consumer Deposit Access

Our deposit access product platforms enable our issuers to offer consumer payment and cash access products that draw upon consumer deposit accounts, such as checking, demand deposit, asset or other pre-funded accounts. For the 12 months ended March 31, 2007, consumer debit and cash access products accounted for the majority of Visa transactions worldwide.

Consumer Debit

Visa Debit. Our primary consumer debit platform uses the Visa brand mark. Through our rules and product platform requirements, we further segment our Visa debit product platform into Visa Classic, Visa Gold, Visa Platinum and Visa Infinite, which allows our issuers to customize their Visa debit programs and offer a range of benefits to their debit cardholders.

Interlink Debit. We provide the Interlink debit product platform in the United States and certain countries in the AP region. Interlink is a single-message point-of-sale debit network. It generally requires a cardholder to enter a personal identification number, or PIN, for authentication. Interlink allows our issuers to provide a full range of debit card offerings to their deposit account customers. Interlink acceptance marks may be included on Visa debit cards or issued as standalone debit cards.

Visa Electron Debit. Visa Electron is a payment product platform that permits issuers to require all transactions initiated from the card to be authorized electronically. It is primarily used by issuers offering payment programs to higher risk customer segments or in countries where electronic authorization is less prevalent, such as certain markets in the AP, LAC and CEMEA regions. Visa Electron is primarily issued as a consumer debit product, but Visa Electron can also be issued as a credit or prepaid product for consumers or businesses.

POS Check Service. The Visa POS Check Service enables merchants to convert the account information on a consumer’s check into an electronic Visa transaction message at the point of sale if the check is drawn on a demand deposit account held at a participating Visa customer. This service, which is currently offered only in the United States, reduces the cost and time involved in merchant and financial institution processing of checks by taking advantage of Visa’s efficient electronic payments processing.

Cash Access

Our customers can provide global cash access to their cardholders by issuing products accepted at Visa and PLUS branded ATMs. Most Visa and Visa Electron branded cards offer customers cash access at ATMs, as well as at branches of our participating financial institution customers. The PLUS brand may also be included on issuers’ non-Visa branded cards to offer international cash access as a complement to domestic cash access services. We believe that more than one million Visa and PLUS branded ATMs are available in more than 170 countries. Payment cards may contain multiple cash access brand marks, in addition to Visa and PLUS, and transactions involving Visa and PLUS branded cards will generally be processed through our systems only if there is no regional or domestic ATM brand that is capable of processing the transaction.

Prepaid

Our prepaid product platform enables issuers to offer products that access a designated pool of funds, allowing cardholders to enjoy the convenience and security of a payment card in lieu of cash or checks. Our prepaid platform includes gift, travel, youth, payroll, money transfer, voucher replacement, corporate incentive, insurance reimbursement and government benefits cards. Our prepaid platforms are also used to pay highway tolls and to top up prepaid mobile phones in some regions. Prepaid products can be issued as either reloadable or disposable. Reloadable cards enable consumers or third parties such as employers to add additional funds to the pool. Consumers may reload cards through various channels, including merchants and participating financial institution customers. Disposable cards cannot be reloaded in this manner. Our prepaid cards can be distributed through a number of channels, including financial institution branches, Internet sites, merchants and employers.

Commercial

Our commercial product platforms enable multi-national, large, medium and small companies and government organizations to streamline payment processes, manage information and their supply chain, and reduce administrative costs. Our commercial platforms include Visa Business Credit, Visa Business Check Card, Visa Business Debit, Visa Signature Business, Visa Business Electron, Visa Corporate, Visa Purchasing, Visa Fleet, Visa Distribution, Visa Commercial One Card and Visa Commerce.

Large and Medium Companies and Government Organizations. The Visa Corporate product platform offers payment options for travel and entertainment charges, including cash advances, and provides detailed transaction data, which allows companies to track policy compliance and supplier management. Visa Purchasing provides corporate clients with a payment product to easily acquire the goods and services needed to conduct their business by streamlining time- and paper-intensive purchase order and invoice processing, and by providing flexible transaction authorization and verification statements for each cardholder. A sub-product of Visa Purchasing, Visa Fleet, provides specialized authorization controls that fleet operators need to monitor and manage spending for company-provided vehicles. Visa Distribution provides an accounts receivable service for suppliers with dispersed operations. The Visa Commercial One Card allows organizations to combine procurement, travel and entertainment, and fleet functionality into a single payment solution. Visa Commerce is a business-to-business electronic platform providing accounts payable and accounts receivable payment services to facilitate large transactions between contracted buyers and sellers.

Small Businesses. The Visa Business credit and debit platforms provide small businesses with cash flow tools, purchasing savings, rewards and management reporting. Visa Business Electron is an electronic authorization platform used in many countries outside North America and has authorization controls that are similar to those of the consumer Visa Electron products described above.

Core to all Visa Commercial payment platforms are information management, reconciliation and reporting, which integrate payment data into company financial systems. Visa Information Management is a web-based tool that provides access to a suite of reporting and information tools in multiple languages to companies using any of the Visa Commercial platforms.

Product Platform Innovation

We invest in the development and enhancement of payment product platforms with the goal of increasing the migration of consumer and business spending to electronic payments. We believe that innovation results in more secure and versatile payment program options for customers, merchants and consumers. We focus on new payment channels, card technologies, payment account access devices and authentication methods, and have recently made significant investments in the development of contactless payment cards and devices, mobile payments, chip cards, magnetic stripe and unembossed card enhancements, and money transfer.

Contactless Payment Cards and Devices. We support customer issuance and merchant acceptance of EMV-compliant contactless payment cards and devices, including contactless-enabled cards, minicards and microtags. A contactless device contains a computer chip that securely stores account information and transmits it to merchant terminals via secure radio-frequency technology that operates over short distances. Contactless devices can increase speed and convenience at the point of sale by allowing a consumer to complete a transaction without the need to swipe a card manually or insert it into a point-of-sale device. We believe that contactless technology is particularly appealing to merchants in segments with high point-of-sale throughput and a large proportion of small-value transactions.

Mobile Payments. We support payment origination and acceptance by mobile devices, such as mobile telephones and wireless data devices. In 2007, we introduced the Visa Mobile Platform, a global initiative that provides a comprehensive suite of technology tools and applications designed to promote product development and commercialization of mobile payment services. The Visa Mobile Platform is designed to provide consumers with a consistent experience for all types of payments, regardless of phone type or geography, and is designed to work within the existing infrastructure established by mobile carriers and financial institutions. In addition to supporting the development of mobile payment solutions, such as contactless payments, mobile Internet payments and person-to-person payment, the platform also supports the development of payment-related services, such as account management services to enable consumers to monitor account activity through a mobile device, and mobile coupons that can be redeemed at the point of sale.

Chip Cards. In certain regions and countries, we support customer issuance of Visa and Visa Electron chip cards, which are compliant with the EMV Integrated Circuit Card Specifications for Payment Systems. In addition to a traditional magnetic stripe, chip cards carry encrypted account data on an embedded computer chip that is read by a point-of-sale terminal. Chip cards can offer increased data security over traditional magnetic-stripe-only cards and can reduce the incidence of certain types of fraud.

Magnetic Stripe and Unembossed Card Enhancements. Beginning in October 2003, we introduced a series of rules and standards that allow our customers in certain regions to issue magnetic-stripe Visa cards with enhanced authorization requirements and risk controls that increase their ability to offer Visa cards to high-risk consumer segments. These standards include codes on the magnetic stripe that instruct point-of-sale terminals to request real-time transaction authorizations from the card issuer, providing an increased level of control over transaction authorization as compared to magnetic-stripe cards that lack such codes. These standards also permit issuers in certain countries to issue magnetic stripe Visa cards with the cardholder name and account number printed on the card, rather than embossed with raised lettering. These unembossed cards reduce the risk of fraudulent card use at merchants that do not have electronic point of sale terminals that are capable of seeking transaction authorizations from the card issuer.

Money Transfer. Visa Money Transfer is a remittance platform that our customers use to allow their cardholders to send funds to other Visa cardholders with accounts at participating financial institutions. The funds are credited directly to the individual’s Visa credit, debit or prepaid account. Our customers can deploy our standard Visa Money Transfer service, which includes sophisticated anti-money laundering, fraud and risk controls, or they can develop their own customized services. Our customers also offer domestic and cross-border money transfer services using Visa prepaid cards in LAC, CEMEA and AP regions.

Payments Network Management

We devote significant resources to ensure that Visa is the payments network of choice for customers, merchants and cardholders. We seek to accomplish this by promoting our brand through marketing and sponsorship activities, increasing acceptance of Visa-branded cards around the world and ensuring that the system operates in a reliable and secure manner for all of our network participants.

Brand Management and Promotion

We engage in a variety of activities designed to maintain and enhance the value of our brand. Our integrated approach to brand management and promotion combines advertising, sponsorships, promotions and public relations to create programs that build active preference for products carrying our brand, promote product usage, increase product acceptance and support cardholder acquisition and retention. For merchants, we work to ensure that the Visa brand represents timely and guaranteed payment, as well as a way to increase their business profitably. For our customers, our marketing is designed to support their card issuance, activation and usage efforts while complementing and enhancing the value of their own brands. For cardholders, we work to ensure that Visa is a symbol of security, convenience and acceptance. By emphasizing these core attributes of our brand, we aim to reinforce the recognition that Visa is the “World’s Best Way to Pay.”

Advertising plays a critical role in building brand awareness and equity, as well as communicating the benefits of our brand and Visa-branded payment products. Through our advertising campaigns, we strive to provide a consistent, recognizable and compelling message that supports our brand positioning. During 2006, we launched our “Life Takes Visa” brand campaign in the United States, reinforcing our brand promise to deliver innovative products and services that empower our cardholders to experience life and business their way and on their terms. In other regions, we promote these same brand messages through tailored regional and country-specific advertising campaigns, such as our “All It Takes” campaign in AP and our “La Vida es Ahora” campaign in LAC.

We establish global marketing relationships to promote the Visa brand and to allow customers to conduct marketing programs in conjunction with major sporting and entertainment events. Through these marketing relationships, our customers may develop marketing programs that include the Visa brand and mention our sponsorship status. In addition, we engage in marketing and sponsorship activities around other national and local events or with associations and companies to provide customized marketing platforms to customers in certain countries and regions.

Our customer and business partner marketing consulting services provide customized advice and support to improve our customers’ cardholder acquisition, cardholder retention and product usage efforts. We conduct strategic reviews of our customers’ marketing activities and portfolio management practices, help them develop acquisition and retention programs, develop marketing for new products, conduct market segmentation analysis and perform other consultative services. In addition to customized consulting projects, we offer training to provide our customers with an understanding of best practices for managing their payments business.

We also provide marketing support to our customers through our support of Visa co-branded and affinity card programs. Co-branded cards are payment cards bearing the brand marks of an issuer and a marketing partner, usually a merchant, while affinity cards generally bear the marks or logos of charitable, professional, educational or civic organizations.

Our merchant marketing activities bring added value to our merchant partners through the development of marketing programs customized for specific merchants and industry segments. These programs, which we develop in conjunction with merchants, generate awareness for new acceptance channels and locations and increase cardholder spending and merchant sales revenue through special offers and promotions.

Merchant Acceptance Initiatives

Merchants play a vital role in our payments network, and we work continuously to build our merchant acceptance and enhance our relationships with merchants that accept Visa-branded cards. As of March 31, 2007, our customers reported that our cards were accepted at more than 27 million merchant outlets around the world.

We aim to maintain and expand our merchant base by focusing on the needs of merchants and consumers and enhancing our programs to increase acceptance in attractive and fast-growing segments, such as bill payment. Our efforts to address these needs include supporting the development of technological innovations, delivering value-added information services, such as the Visa Incentive Network, and evaluating potential modifications to our operating rules and interchange rates to enhance the value of our payments network compared to other forms of payment. In the United States, for example, the Visa Small Ticket Payment Service provides a special interchange rate category and No Signature Required programs eliminate the requirement for a cardholder signature for certain small-value transactions in a number of everyday spend categories, including quick-service restaurants, movie theatres and public transit. Under this program, the merchant will be protected against no signature chargebacks. We believe these initiatives have resulted in a faster check-out process, a reduction in merchants’ operating expenses, increased merchant acceptance and greater transaction volume in these categories.

We enter into arrangements with certain merchants under which they receive monetary incentives and rebates for acceptance of products carrying our brands and increasing their payments volume of products carrying our brands or indicating a preference for our cards.

We continue to respond to the needs of merchants in order to enhance the efficiency of the Visa payments network for the benefit of all network participants. For example, in 2006, we enabled merchants in the United States to obtain copies of key provisions of our U.S. operating regulations, thereby increasing access to the rules and procedures that govern merchant participation in our system. We also published our U.S. interchange rate schedule and made our U.S. interchange rate qualification guide available to merchants in an effort to educate merchants about the structure of our customer interchange rates and the criteria that determine the specific rate for which a given transaction qualifies.

Customer Standards

Our financial institution customers participate in the Visa payments network through one of two ways. Financial institution customers that were members of either Visa U.S.A. or Visa International prior to the closing of our reorganization have remained members of those two entities, which continue to operate as non-stock subsidiaries of Visa Inc. Those financial institutions have non-equity membership interests in the applicable subsidiary, which represent the commercial and other rights and obligations with regard to participation in the Visa payments system. Our financial institution customers that were members of Visa Canada prior to the closing of our reorganization have entered into a series of agreements, which govern their commercial rights and obligations with respect to the Visa payments system.

Our customers are generally required to be financial institutions or other deposit-taking institutions organized under local banking laws or wholly-owned by such institutions. Certain of our customers participate in the full range of functions, such as soliciting cardholders and issuing cards, soliciting and signing merchants and acquiring merchant transactions. These financial institutions may also sponsor other financial institutions for more limited participation in our network.

Rulemaking and Enforcement

In general, our customers are granted licenses to use our brands and to access our transaction processing systems. Our customers are obligated to honor our rules and standards, which govern their use of our branded programs and their participation in our transaction processing system. Variations on such rules and standards may exist throughout the world in order to meet the needs of specific geographies. We require our customers to comply with these rules, which relate to such matters as the use of our brands and trademarks, the standards, design and features of payment cards and programs, merchant acquiring activities, including acceptance standards applicable to merchants, use of agents, disputes between members, risk management, guaranteed settlement, customer financial failures and allocation of losses among customers.

We establish dispute management procedures between customers relating to specific transactions. For example, after a transaction is presented to an issuer, the issuer may determine that the transaction is invalid for a variety of reasons, including fraud. If the issuer believes there is a defect in a transaction, the issuer may return, or charge back, the transaction to the acquirer. We enforce rules relating to chargebacks and act as an arbitrator of last resort with respect to chargeback disputes.

Customer Risk Management

We indemnify our customers for any loss suffered due to the failure of a customer to fund its daily settlement obligations because of technical problems, liquidity shortfall, insolvency or other reasons. In certain instances we indemnify customers even in situations in which a transaction is not processed by our system. No material loss related to settlement risk has been incurred in recent years.

To manage our exposure in the event our customers fail to fund their settlement obligations, we have a customer risk policy with a formalized set of credit standards and risk control measures. Customers with significant settlement exposure are evaluated regularly to assess risk. In certain instances, we may require a customer to post collateral, typically in cash equivalents, government securities, letters of credit or guarantees in order to ensure their performance of settlement obligations. If a customer becomes unable or unwilling to meet its obligations, we are able to draw upon such customer’s collateral in order to minimize any potential loss. We may also apply other risk control measures, such as blocking the authorization and settlement of transactions, limiting the use of certain types of agents, prohibiting initiation of acquiring relationships with certain high risk merchants or suspending or terminating a customer’s rights to participate in our payments network. The exposure to settlement losses not covered by customer collateral is accounted for as a settlement risk guarantee. The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for customers and country exposures.

Payment System Integrity

The integrity of our payments system is affected by fraudulent activity and other illegal uses of our products. Fraud is most often committed in connection with lost, stolen or counterfeit cards or stolen account information resulting from security breaches of systems that store cardholder or account data, including systems operated by merchants, financial institutions and other third-party data processors. Fraud is also more likely to occur in association with transactions where the card is not present at the point of sale, such as electronic commerce, mail order and telephone order transactions. Security and cardholder authentication for these remote channels are particularly critical issues facing our customers and merchants that engage in these forms of commerce, where a signed cardholder sales receipt is generally unavailable.

Our fraud detection and prevention offerings include Verified by Visa, a global Internet authentication product, which permits cardholders to authenticate themselves to their issuing financial institution using a unique personal code; Visa Advanced Authorization, which adds additional fraud detection capability by adding real-time risk scores to authorization messages; and chip and PIN programs that have been demonstrated to reduce the incidence of certain types of fraud at physical point of sale locations. We have also implemented rules that require the use of more secure PIN encryption standards for ATMs and point-of-sale PIN entry devices installed after 2002 and 2003, and we have recently mandated that all PINs transmitted through VisaNet to the issuer be encrypted by the Triple DES, or Data Encryption Standard, by July 1, 2010.

In a 2006 cooperative industry effort, we co-founded the Payment Card Industry (PCI) Data Security Standards Council, an independent counsel that established security standards to protect cardholder data and to prevent fraud. In late 2006, we introduced a PCI compliance program with both incentives and fines targeted at our largest acquirers in order to improve compliance with the PCI standards by our largest U.S.-based merchants, which we refer to as Level I and Level II merchants. The initiative’s goal is to eradicate the storage of prohibited account data, such as magnetic stripe (also known as track data), CVV2 (the three-digit security code on the back of the card) and PIN data full-track data, and to improve PCI compliance among this group of merchants. As of

September 30, 2007, 99% of Level I and Level II merchants had confirmed that they were not storing prohibited account data, and approximately two-thirds of the Level I merchants and almost 45% of the Level II merchants had certified their compliance with the PCI standards.

In 2006, we began upgrading all connections to VisaNet with encryption capabilities to protect data that is transferred to and from VisaNet, and began performing data content analysis to ensure proper data safe-keeping and purging of obsolete data. In 2006, we also began developing a web-based tool that will replace our legacy risk-identification system to better assist customers in their identification and monitoring of high-risk relationships.

Interchange

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange fees are typically paid to issuers by acquirers in connection with transactions initiated with cards in our payments system. We set default interchange rates in the United States and some other regions, although our customers may choose to establish different bilateral or multilateral interchange rates. In certain jurisdictions, default interchange rates are set by the government and not by us. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. Interchange fees are often the largest component of the costs that acquirers charge merchants in connection with the acceptance of payment cards. We believe that interchange fees are an important driver of system volume.

We believe the default interchange rates that we use promote the efficient operation of our payments network by enabling both the issuer and acquirer to understand the economics of a given transaction before entering into it, and by eliminating the need for each of our customers to negotiate transfer pricing with each other. By establishing and modifying default interchange rates in response to marketplace conditions and strategic demands, we seek to ensure a competitive value proposition for transactions using our cards in order to encourage electronic transactions and to maximize participation in the Visa payments system by issuers and acquirers and, ultimately, consumers and merchants. We believe that proper management of interchange rates benefits consumers, merchants, our customers and us by promoting the overall growth of our payments network in competition with other payment card systems and other forms of payment, and creating incentives for innovation, enhanced data quality and security.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of other jurisdictions, including the European Union, Australia, Brazil, Colombia, Germany, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, South Africa, Spain, Sweden, Switzerland and the United Kingdom. In certain countries, such as Australia, New Zealand and Mexico, interchange rates have been adjusted in advance of, or in response to, government regulation. We are currently devoting substantial management and financial resources to explain the importance of and defend interchange fees and other legal and regulatory challenges we face relating to interchange fees. See “—Legal and Regulatory Proceedings—Global Interchange Proceedings” and “Risk Factors—Interchange fees are subject to significant legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenues, our prospects for future growth and our overall business.”

Merchant Discount Rates. Acquirers generally charge merchants a fee for each transaction, called a “merchant discount.” This fee would typically cover costs they incur for participation in four-party payments networks, including those relating to interchange, and compensate them for various other services they provide to merchants. Merchant discount rates and other merchant fees are set by our acquirers without our involvement and by agreement with their merchant customers and are established in competition with other acquirers, other payment card systems and other forms of payment. We do not establish or regulate merchant discount rates or any other fees charged by our acquirers.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology.

We own a number of valuable trademarks and designs, which are essential to our business, including Visa, Interlink, PLUS, Visa Electron, the “Winged V” design, the “Dove” design and the “Bands Design—Blue, White & Gold” design. We also own numerous other valuable trademarks and designs covering various brands, products, programs and services. Through agreements with our customers, we authorize and monitor the use of our trademarks in connection with their participation in our payments network.

In addition, we own a number of patents and patent applications relating to payments solutions, transaction processing, security systems and other matters.

Competition

We compete in the global payment marketplace against all forms of payment, including paper-based forms (principally cash and checks), card-based payments (including credit, charge, debit, ATM, prepaid, private-label and other types of general purpose and limited use cards) and other electronic payments (including wire transfers, electronic benefits transfers, ACH payments and electronic data interchange).

Within the general purpose payment card industry, we face substantial and intense competition worldwide. The leading global card brands in the general purpose payment card industry are Visa, MasterCard, American Express and Diners Club. Other general purpose card brands are more concentrated in specific geographic regions, such as JCB in AP and Discover in the United States. In certain countries, our competitors have leading positions, such as JCB in Japan and China UnionPay in China, which is the sole domestic payment processor and operates the sole domestic acceptance mark in China due to local regulation. We also compete against private-label cards, which can generally be used to make purchases solely at the sponsoring retail store, gasoline retailer or other merchant.

In the debit card market segment, Visa and MasterCard are the primary global brands. In addition, our Interlink and Visa Electron brands compete with Maestro, owned by MasterCard, and various regional and country-specific debit network brands, such as STAR, owned by First Data Corporation, PULSE, owned by Discover, NYCE, owned by Metavante Corporation, and others in the United States, Interac in Canada, and EFTPOS in Australia. In addition to our PLUS brand, the primary cash access card brands are Cirrus, owned by MasterCard, and many of the online debit network brands referenced above. In many countries, local debit brands are the primary brands, and our brands are used primarily to enable cross-border transactions, which typically constitute a small portion of overall transaction volume.

Some of our major competitors, including American Express and Discover, operate closed-loop systems. Closed-loop systems can benefit from direct access to consumer and merchant information, and they tend to have greater control over cardholder service than do operators of open-loop payments networks, like Visa, which depend on their financial institution customers to provide products and services directly to the cardholder. In recent years, the major closed-loop systems, American Express and Discover, have begun working directly with issuing and acquiring financial institutions, thus emulating certain aspects of the open-loop system, including setting transfer pricing.

In addition, we compete against companies that are developing and implementing alternative payments networks. Among other things, these competitors provide Internet currencies, which can be used to buy and sell goods online, virtual checking programs, which permit the direct debit of consumer checking accounts for both online and point-of-sale transactions and services that support payments to and from proprietary accounts for

Internet, mobile commerce and other applications. A number of these new entrants rely principally on the Internet to support their services and may enjoy lower costs than we do. In mobile commerce, we also face competition from established network operators that may be in a position to enable mobile devices to process electronic payments or transfer money, and to use their existing billing systems to process these payments and transfers between their customers and third parties without our involvement.

Our Visa Debit Processing Service is the largest provider of issuer processing services for United States issuers of Visa debit, prepaid and ATM products, and thus also competes with third party processors, such as First Data Corporation and TSYS.

We believe that the primary factors affecting our competitive position in the payments industry include:

•	our ability to maintain the quality and integrity of our transaction processing systems;

•	our relationships with our customers;

•	our relationships with merchants;

•	the impact of existing litigation, legislation and government regulation;

•	pricing to our customers;

•	the impact of globalization and consolidation of financial institutions and merchants; and

•	our ability to develop and implement new payment programs, systems and technologies.

Litigation has and may continue to affect our ability to compete in the global payments industry. For example, as a result of the June 2003 settlement of a U.S. merchant lawsuit against Visa U.S.A. and MasterCard, merchants may choose not to accept U.S.-issued Visa debit cards in the United States while still accepting Visa-branded credit cards, and vice versa. In addition, following the final judgment in our DOJ litigation, members of Visa U.S.A. may issue certain payment cards that compete with Visa-branded cards, such as American Express or Discover, while remaining Visa members. Since this final judgment, several members of Visa U.S.A., including, but not limited to, Bank of America, Citibank, HSBC/Metris, U.S.A.A., Barclaycard U.S., GE Consumer Finance, Inc., First Bank & Trust, Central National Bank & Trust and Brenham National Bank, have begun to issue, or have announced that they will issue, American Express or Discover-branded cards. Outside of the United States, our customers have historically been permitted to issue American Express cards, as well as the cards of other competing general purpose card networks.

The banking industry has undergone consolidation, and we expect this trend to continue. A major financial institution customer may be acquired by an institution that has a strong relationship with a competitor, resulting in a substantial loss of business. Because continued consolidation in the banking industry results in fewer financial institutions of increased size, the bargaining power of the remaining financial institutions increases.

Government Regulation

Government regulation impacts key aspects of our business. We are subject to government regulation of the payments industry in the many countries in which our cards are used. Our customers are also subject to numerous regulations applicable to banks and other financial institutions in the United States and elsewhere, and as a consequence our business is affected by such regulations. In recent years our business has come under increasing regulatory scrutiny. In particular, interchange fees associated with open-loop payments systems such as ours are being reviewed or challenged in various jurisdictions in which our cards are used.

As the volume of card-based payments has increased in recent years, interchange fees, including our default interchange rates, have become subject to increased regulatory scrutiny worldwide. We believe that regulators are increasingly adopting a similar approach to interchange fees, and, as a result, developments in any one jurisdiction may influence regulatory approaches in other jurisdictions. Interchange fees have been the topic of recent committee hearings in the U.S. House of Representatives and the U.S. Senate, as well as conferences held by a number of U.S. federal reserve banks. In addition, the U.S. House of Representatives has passed a bill that would commission a study by the Federal Trade Commission of the role of interchange fees in alleged price gouging at gas stations. Individual state legislatures in the United States are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction. In addition, the Merchants Payments Coalition, a coalition of trade associations representing businesses that accept credit and debit cards, is mounting a challenge to interchange fees in the United States by seeking legislative and regulatory intervention.

Interchange fees and related practices also have been or are being reviewed by regulatory authorities and/or central banks in a number of jurisdictions, including the European Union, Australia, Brazil, Colombia, Germany, Hungary, Mexico, New Zealand, Norway, Poland, Portugal, Romania, Singapore, South Africa, Spain, Sweden, Switzerland and the United Kingdom. In certain countries, such as Australia, New Zealand and Mexico, interchange rates have been adjusted in anticipation of, or in response to, government regulation.

Most jurisdictions in which we and our customers operate have implemented, amended or have pending anti-money laundering regulations. In 2002, we and our customers became subject to the provisions of the U.S.A. PATRIOT Act, which requires the creation and implementation of comprehensive anti-money laundering programs. Our anti-money laundering program must be reasonably designed to prevent our payments system from being used to facilitate money laundering and the financing of terrorist activities. Our program must, at a minimum, include the designation of a compliance officer, provide for the training of employees regarding anti-money laundering responsibilities, provide internal policies, procedures and controls to mitigate money laundering risks and be independently audited.

We are subject to regulations imposed by OFAC. OFAC restricts financial dealings with Cuba, Iran, Myanmar and Sudan, as well as financial dealings with certain restricted third parties, such as identified money laundering fronts for terrorists or narcotics traffickers. While we prohibit financial institutions that are domiciled in those countries or are restricted parties from being Visa members, many Visa International members are non-U.S. financial institutions, and thus are not subject to OFAC restrictions. Accordingly, our payments network may be used with respect to transactions in or involving countries or parties subject to OFAC-administered sanctions.

In recent years, a number of regulations relating to the price of credit have been implemented in some jurisdictions in which our cards are used. In the United States, regulators and the U.S. Congress have increased their scrutiny of our customers’ pricing and underwriting standards relating to credit. For example, a number of regulations have been issued to implement the U.S. Fair and Accurate Credit Transactions Act, and other regulations are expected to be issued in 2007. One such regulation pertaining to risk-based pricing could have a significant impact on the application process for credit cards and result in increased costs of issuance and/or a decrease in the flexibility of card issuers to set the price of credit. Another such regulation is a significant proposal to amend Regulation Z, which implements the Truth-in-Lending Act, and will change the substance and format of consumer disclosures made by financial institutions. In addition, the U.S. Senate Permanent Subcommittee on Investigations and other Committees and Subcommittees may continue to consider the methods used to calculate finance charges and allocate payments received from cardholders and the methods by which default interest rates, late fees and over-the-credit-limit fees are determined, imposed and disclosed. Any regulation in this regard could impact our customers’ ability to issue cards profitably in certain segments and impact our payments volume and revenues.

We and our customers and we are subject to regulations related to privacy, data use and security in the jurisdictions in which we do business. For example, in the United States, our customers and we are respectively subject to the banking regulators’ information safeguard rules and the Federal Trade Commission’s rules under the Gramm-Leach-Bliley Act, respectively. These rules require that our customers and we develop, implement and maintain written, comprehensive information security programs containing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any customer information at issue.

In recent years, there has been a heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. In the United States, a number of bills have been introduced in Congress and there have been several Congressional hearings to address these issues. Congress is considering data security/data breach legislation which, if implemented, could affect our customers and us. In addition, a number of U.S. states have enacted security breach legislation, requiring varying levels of consumer notification in the event of a security breach, and several other states are considering similar legislation.

Governments in certain countries have acted, or could act, to provide resources or protection to selected national payment card providers or national payment processing providers to support domestic competitors or to displace us from, prevent us from entering into, or substantially restrict us from participating in, particular geographies. For example, our customers in China are not permitted to issue cards carrying our brands for domestic use in China. Governments in certain countries that were formerly part of the Soviet Union have considered similar restrictions from time to time.

Many jurisdictions in which our customers and we operate are considering, or are expected to consider, legislation with regard to Internet transactions, and in particular with regard to choice of law, the legality of certain e-commerce transactions, the collection of applicable taxes and copyright and trademark infringement. If implemented, these initiatives could require our customers and us to monitor, filter, restrict or otherwise oversee various categories of payment card transactions or to take other actions. For example, draft regulations were proposed on October 1, 2007 pursuant to recently enacted U.S. legislation regarding Internet gambling, which will require our customers and us to code and block certain types of Internet gambling transactions. Comments on these draft regulations are due December 12, 2007. Various U.S. regulatory agencies are also considering additional regulation covering capital requirements, privacy, disclosure rules, security and marketing, which could impact our customers and us directly. Increases in fraud or other illegal activity involving our cards could also lead to regulatory intervention, such as mandatory card re-issuance.

Certain of our operations in the United States are periodically reviewed by the Federal Financial Institution Examination Council to ensure our compliance with applicable data integrity and security requirements. In recent years, the federal banking regulators in the United States have adopted a series of regulatory measures intended to require more conservative accounting, greater risk management and higher capital requirements for bank credit card activities, particularly in the case of banks that focus on subprime cardholders. Government regulators may determine that we are a systemically important payments system and impose settlement risk management requirements on us, including new settlement procedures or other operational rules to address credit and operational risks or new criteria for customer participation and merchant access to our payments system. In addition, outside of the United States, a number of jurisdictions have implemented legal frameworks to regulate their domestic payments systems. For example, regulators in Australia, Mexico, Colombia, Singapore and Malaysia have been given statutory authority to regulate certain aspects of the payments systems in those countries.

Properties

As of March 31, 2007, we owned and leased approximately 2.1 million square feet of office and processing center space in 30 countries around the world, of which approximately 1.4 million square feet are owned and the remaining 700,000 square feet are leased. Our corporate headquarters is located in the San Francisco Bay Area and consists of four buildings that we own, totaling 940,000 square feet. We also own a 168,000 square foot office building in Miami, which serves as our LAC regional headquarters.

In addition, we operate three processing centers: a processing center and an office facility in Colorado totaling 268,000 square feet, which we own, a processing center and office facility in Virginia, totaling 137,500 square feet, which we lease, and an 11,000 square foot leased facility in Japan. In July 2006, we approved a plan to replace our leased processing center in the eastern United States by building a new 140,000 square foot processing center and a new 113,000 square foot office building.

We believe that these facilities are suitable and adequate to support our business needs.

Employees

As of March 31, 2007, we employed 5,581 persons worldwide. We consider our relationships with our employees to be good.

Customers

As of March 31, 2007, we had approximately 16,400 financial institution customers. Operating revenues recognized as a result of fees paid, net of incentives, from our largest customer, JPMorgan Chase and its affiliates, were approximately $408.5 million in fiscal 2006 and $367.6 million in the nine months ended June 30, 2007, representing 10% of our pro forma operating revenues in each such period. No other customer represented more than 10% of our pro forma operating revenues.

Retrospective Responsibility Plan

Visa U.S.A. and Visa International are parties to certain legal proceedings that we refer to as the covered litigation. The retrospective responsibility plan is designed to address potential liability under the covered litigation. Covered litigation means:

•	The Discover Litigation. Discover Financial Services Inc. v. Visa U.S.A. Inc., Case No. 04-CV-07844 (S.D.N.Y.), which we refer to as the Discover litigation;

•	The American Express Litigation. American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al., No. 04-CV-0897 (S.D.N.Y.), which we refer to as the American Express litigation;

•	The Attridge Litigation. Attridge v. Visa U.S.A. Inc. et al., Case No. CGC-04-436920 (Cal. Super.), which we refer to as the Attridge litigation;

•

The Interchange Litigation. In re Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, 1:05-md-01720-JG-JO (E.D.N.Y.) or MDL 1720, including all cases currently included in MDL 1720, any other case that includes claims for damages relating to the period prior to this offering that is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction and Kendall v. Visa U.S.A., Inc. et al., Case No. CO4-4276 JSW (N.D. Cal.), which we refer to collectively as the interchange litigation; and

•

any claim that challenges the reorganization or the consummation thereof; provided that such claim is transferred for coordinated or consolidated pre-trial proceedings at any time to MDL 1720 by the Judicial Panel on Multidistrict Litigation or otherwise included at any time in MDL 1720 by order of any court of competent jurisdiction.

Upon the closing of this offering, we intend to deposit $            , representing     % of the net proceeds of this offering (based on the midpoint of the range set forth on the cover of this prospectus), in an escrow account from which settlements of, or judgments in, the covered litigation will be payable. We intend to use the funds in the escrow account to satisfy the settlement obligations of Visa U.S.A. in the American Express litigation and, as described below, to make payments relating to obligations of Visa U.S.A., Visa International and, in certain instances, Visa Inc., in connection with future settlement of, or judgments in, covered litigation.

The class B common stock that is retained by Visa U.S.A. members and that is not redeemed out of the proceeds of this offering will be subject to dilution to the extent of the initial amount of the escrow account. This dilution of the class B common stock will be accomplished through an initial adjustment to the conversion rate such that the conversion rate applicable to each share of class B common stock will be              shares of class A common stock per share of class B common stock. The class B common stock will not, subject to limited exceptions, be convertible into class A common stock or be transferable until the later of the third anniversary of this offering or the final resolution of the covered litigation, although our board of directors may make exceptions to this transfer restriction after resolution of all covered litigation. The class C common stock will not be subject to this dilutive adjustment.

After the completion of this offering and if the litigation committee so requests in order to increase the escrow account, we will conduct follow-on offerings of our class A common stock, which we refer to as loss shares. The proceeds from the sale of loss shares would then be deposited in the escrow account, and the class B common stock would be subject to additional dilution to the extent of the loss shares through a concurrent adjustment to the conversion rate of the class B common stock. Unless we or our affiliates have actually incurred a liability in respect of the covered litigation and there are insufficient funds on deposit in the escrow account at such time to fund such liability, the litigation committee may not request that we sell loss shares in an underwritten offering more than twice in any 12-month period, and the proceeds from the requested offering must reasonably be expected to be at least $100,000,000. We will not offer loss shares in an amount that exceeds the number of shares of our class A common stock into which our issued and outstanding class B common stock is then convertible immediately prior to the offering.

Any amounts remaining in the escrow account on the date on which all of the covered litigation has been resolved will be released back to us, and the conversion rate of the class B common stock then outstanding will be adjusted in the holders’ favor through a formula based on the released escrow amount and the market price of our class A common stock. See “Description of Capital Stock—Conversion.”

The litigation committee has been established pursuant to a litigation management agreement among Visa Inc., Visa International, Visa U.S.A. and Robert R. Hackney, Bruce L. Hammonds, Peter E. Raskind, Charles W. Scharf and John G. Stumpf, all of whom are affiliated with, or acting for, certain Visa U.S.A. members. The litigation committee: (i) will determine the amount of the proceeds of this offering to be deposited in the escrow account; (ii) may request the sale of loss shares as described above, subject to our right to delay the filing or effectiveness of a registration statement under certain circumstances; and (iii) may recommend or refer the cash payment portion of a proposed settlement of any covered litigation to the Visa U.S.A. board of directors.

The board of directors of Visa U.S.A. will not be permitted to authorize any portion of a settlement of any of the covered litigation that would or might require payments out of the escrow account, the sale of loss shares, or the payment of cash by principal, acquirer, administrative, cheque issuer, administrative, group, or associate members of Visa U.S.A., which we refer to collectively as specified settlement members, unless such settlement has been approved by or is subject to the approval of specified settlement members. We refer to such settlements as specified settlements. Approval of a specified settlement requires the approval of two-thirds of the votes of the specified settlement members.

Interchange Judgment Sharing Agreement

On July 1, 2007, we entered into an interchange judgment sharing agreement with Visa U.S.A., Visa International and certain member financial institutions of Visa U.S.A. in connection with the interchange litigation.

Under the interchange judgment sharing agreement, in the event that a final judgment in the interchange litigation is enforced against a signatory or there is a global settlement involving all signatories, each signatory other than Visa U.S.A. and Visa International will pay its membership proportion (as defined in the Visa U.S.A. certificate of incorporation) of the amount of any such final judgment that is not allocated to the conduct of MasterCard under the terms of the agreement. Visa U.S.A. will pay the amount of such final judgment that is not allocated to the conduct of MasterCard and that is not accounted for by the other signatories, although it will obtain reimbursement for such payments out of the escrow account. Visa International has no obligation under the interchange judgment sharing agreement to share in a judgment enforced against another signatory or in a global settlement. The agreement provides that Visa U.S.A. and Visa International will be reimbursed by the bank signatories for the full amount of any final judgment allocated to the conduct of MasterCard, but the bank signatories have no obligation to the other signatories with respect to the MasterCard portion of a final judgment.

If we are named as a defendant in a case in the interchange litigation, we have the right to join the judgment sharing agreement on the terms applicable to Visa International unless a claim relates to our conduct after the reorganization (other than the reorganization or this offering) or our conduct that is not the mere continuation of conduct being challenged in the interchange litigation as of the closing of the reorganization.

Loss Sharing Agreement

We have entered into a loss sharing agreement with Visa U.S.A., Visa International and Visa U.S.A. members. The loss sharing agreement provides for the indemnification of Visa U.S.A., Visa International and, in certain circumstances, Visa Inc. with respect to: (i) the amount of a final judgment paid by Visa U.S.A. or Visa International in the covered litigation after the operation of the interchange judgment sharing agreement, plus any amounts reimbursable to the interchange judgment sharing agreement signatories; or (ii) the damages portion of a settlement of a covered litigation that is approved as required under Visa U.S.A.’s certificate of incorporation by the vote of Visa U.S.A.’s members. The several obligation of each bank that is a party to the loss sharing agreement will equal the amount of any final judgment enforceable against Visa U.S.A., Visa International or any other signatory to the interchange judgment sharing agreement, or the amount of any approved settlement of a covered litigation, multiplied by such bank’s then-current membership proportion as calculated in accordance with Visa U.S.A.’s certificate of incorporation.

Visa U.S.A. will be responsible for the remainder of any amounts under (i) and (ii) above after taking into account the total amounts owed by the Visa U.S.A. members that are parties to the loss sharing agreement and any funds it recovers pursuant to a judgment sharing agreement. Such remainder amounts are subject to indemnification by Visa U.S.A. members that are not parties to the loss sharing agreement, as described below.

We contemplate that payments due under any covered litigation that are subject to the loss sharing agreement will be paid out of the escrow account, including any additional proceeds from the sale of loss shares. If funds in the escrow account are insufficient to satisfy such obligations, then each Visa U.S.A. member that is a party to the loss sharing agreement is required to contribute an amount equal to the unsatisfied obligation multiplied by such party’s then current membership proportion.

In order to avoid a double payment as a result of the dilutive adjustment in the conversion rate of the class B common stock upon the establishment of the escrow account, we will reimburse Visa U.S.A. members from the escrow account for payments made: (i) pursuant to the interchange judgment sharing agreement in respect of covered litigation to a claimant or another party to the loss sharing agreement (other than payments allocated in a final judgment or approved settlement to MasterCard’s conduct); or (ii) pursuant to the interchange judgment sharing agreement or the loss sharing agreement for certain payments made prior to this offering relating to the items described in the immediately preceding paragraph. In the event that the escrow account contains insufficient funds to make such reimbursements, all reimbursements will be made pro rata.

Indemnification by Visa U.S.A. Members

The members of Visa U.S.A. have indemnification obligations with respect to the covered litigation pursuant to Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements, although we currently intend to use the escrow amount, including any additional proceeds from the sale of loss shares, to satisfy obligations under the covered litigation before seeking to enforce these indemnification obligations.

To the extent that the initial escrow amount and any additional sale of loss shares is insufficient to fully satisfy obligations under the covered litigation and reimburse judgment sharing and loss sharing payments by Visa U.S.A.’s members, we will use commercially reasonable efforts to enforce the indemnification obligations of Visa U.S.A.’s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to the loss sharing agreement, Visa U.S.A.’s certificate of incorporation and bylaws and in accordance with their membership agreements.

Covered Litigation

The Discover Litigation

On October 4, 2004, Discover Financial Services, Inc. filed a complaint against Visa U.S.A., Visa International and MasterCard. The complaint was filed in the U.S. District Court for the Southern District of New York and was designated as a related case to the DOJ litigation, and was assigned to the same judge who issued the DOJ decision described under “—Other Legal and Regulatory Proceedings—Department of Justice Antitrust Litigation and Related Litigation.” The complaint alleged that the implementation and enforcement of Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy, or CPP (which prohibited their respective members from issuing American Express or Discover cards), as well as Visa’s “Honor All Cards” rule (which required merchants that accept Visa cards to accept for payment every validly presented Visa card) and a similar MasterCard rule violated Sections 1 and 2 of the Sherman Act as well as California’s Unfair Competition Act in an alleged market for general purpose card network services and an alleged market for debit card network services. The complaint also challenged Visa’s no surcharge rule and a similar MasterCard rule, under the same statutes. On December 10, 2004, Visa U.S.A. and Visa International moved to dismiss the complaint in its entirety for failure to state a claim. In lieu of filing its opposition papers to this motion, Discover filed an amended complaint on January 7, 2005. In the amended complaint, Discover dropped some of its claims, including its challenge against the no surcharge rule and its claims under California’s Unfair Competition Law, but continued to allege that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e), MasterCard’s CPP, and the “Honor All Cards” rule violated Sections 1 and 2 of the Sherman Act. On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to the names of the plaintiffs.

Specifically, Discover claims that Visa U.S.A.’s bylaw 2.10(e) unreasonably restrained trade by prohibiting financial institutions that were members of Visa U.S.A. from issuing payment cards on the Discover network in the United States. Discover requests that the District Court apply collateral estoppel with respect to the court’s final judgment in the DOJ litigation and enter an order that bylaw 2.10(e) and the CPP have injured competition and caused injury to Discover. Discover seeks treble damages in an amount to be proved at trial, along with attorneys’ fees and costs. On February 7, 2005, Visa U.S.A. and Visa International moved to dismiss Discover’s amended complaint in its entirety for failure to state a claim. On April 14, 2005, the District Court denied, at this stage in the litigation, Discover’s request to give collateral estoppel effect to the findings in the DOJ litigation. However, the District Court indicated that Discover may refile a motion for collateral estoppel after discovery. Under the doctrine of collateral estoppel, a court has the discretion to preclude one or more issues from being relitigated in a subsequent action if: (1) the same issues were actually litigated and determined in the prior action; (2) proof of those issues was necessary to reach the prior judgment; and (3) the party to be estopped had a full and fair opportunity to litigate those issues in the prior action. Accordingly, if the District Court were to give effect to collateral estoppel on one or more issues in the future, then significant elements of plaintiffs’ claims would be established, thereby making it more likely that Visa U.S.A. and Visa International would be found liable and making the possibility of an award of damages more likely. In the event all issues are subsequently decided against Visa U.S.A. and Visa International in dispositive motions during the course of the litigation, then there is the possibility that the sole issue remaining will be whether a damage award is appropriate and, if so, what the amount of damages should be.

Also on April 14, 2005, and in subsequent rulings, with respect to the alleged market for general purpose card network services, the District Court denied Visa U.S.A.’s motion to dismiss Discover’s Section 1 conspiracy to restrain trade claims and Section 2 monopolization, attempted monopolization and conspiracy to monopolize claims that were based upon the conduct described above. On October 24, 2005, the court granted Visa International’s motion to dismiss Discover’s attempted monopolization and monopolization claims against it, because plaintiffs did not allege that Visa International individually had sufficient market share to maintain these claims. On November 9, 2005, the court denied Visa U.S.A. and Visa International’s motion to dismiss Discover’s claims based upon effects in an alleged debit market. Visa U.S.A. and Visa International answered the amended complaint on November 30, 2005. Fact discovery is complete.

At a hearing on April 25, 2007, the District Court set a trial date of September 9, 2008. The court also established deadlines and procedures for motions practice and expert discovery. On July 24, 2007, Discover served its expert’s report purporting to demonstrate that it had incurred substantial damages. Expert reports were served jointly by Visa U.S.A. and Visa International on October 9, 2007.

The American Express Litigation

On November 15, 2004, American Express filed a complaint against Visa U.S.A., Visa International, MasterCard and eight Visa U.S.A. and Visa International member financial institutions (JPMorgan Chase & Co., Bank of America Corporation, Capital One Financial Corp., U.S. Bancorp, Household International Inc., Wells Fargo & Company, Providian Financial Corp., and U.S.A.A. Federal Savings Bank). Subsequently, U.S.A.A. Federal Savings Bank, Bank of America Corp. and Household International Inc. announced settlements with American Express and were dismissed from the case. The complaint, which was filed in the U.S. District Court for the Southern District of New York, was designated as a related case to the DOJ litigation and was assigned to the same judge. See “—Department of Justice Antitrust Case and Related Litigation.” The complaint alleged that the implementation and enforcement of Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP violated Sections 1 and 2 of the Sherman Act in an alleged market for general purpose card network services and an alleged market for debit card network services.

We, Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from us and $185 million from five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from us and $185 million from the five co-defendant banks. Beginning March 31, 2008, we will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. The quarterly payments are contingent upon the performance of American Express’s United States global network services (GNS) business and will be in an amount equal to 5% of American Express’s United States GNS billings during the quarter up to a maximum of $70 million per quarter; provided, however, that if the payment for any quarter is less than $70 million, the maximum payment for a future quarter or quarters shall be increased by the difference between $70 million and such lesser amount as was actually paid. The settlement will be covered by the retrospective responsibility plan. See also “Overview of Financial Condition and Results of Visa Inc.—Liquidity and Capital Resources—Uses of Liquidity—Litigation.”

The Attridge Litigation

On December 8, 2004, a complaint was filed in California state court on behalf of a putative class of consumers asserting claims against Visa U.S.A., Visa International and MasterCard under California’s Cartwright Act and Unfair Competition Law. The claims in this action, Attridge v. Visa U.S.A. Inc., et al., seek to piggyback on the portion of the DOJ antitrust litigation in which the U.S. District Court for the Southern District of New York found that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy constitute unlawful restraints of trade under the federal antitrust laws. See “—Department of Justice Antitrust Case and

Related Litigation.” After the plaintiff twice amended his complaint, Visa U.S.A., Visa International and MasterCard demurred to (moved to dismiss) the complaint and, at a hearing on November 2, 2005, the court dismissed plaintiff’s claims with leave to amend. On December 2, 2005, the plaintiff filed a third amended complaint. The defendants again demurred to (moved to dismiss) that complaint. On May 19, 2006, the court entered an order dismissing plaintiff’s Cartwright Act claims with prejudice but allowing the plaintiff to proceed with his Unfair Competition Law claims. On June 19, 2006, Visa U.S.A. and Visa International answered the third amended complaint. The parties are now moving forward with discovery.

The Interchange Litigation

On October 8, 2004, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court for the Northern District of California against Visa U.S.A. Inc., MasterCard and several Visa U.S.A. member financial institutions alleging, among other things, that Visa U.S.A.’s and MasterCard’s interchange fees contravene the Sherman Act and the Clayton Act, Kendall v. Visa U.S.A. Inc., et al. The plaintiffs seek treble damages in an unspecified amount, attorneys’ fees and an injunction against Visa U.S.A. and MasterCard from setting interchange and engaging in joint marketing activities, which plaintiffs allege include the purported negotiation of merchant discount rates with certain merchants. On November 19, 2004, Visa U.S.A. filed an answer to the complaint. The plaintiffs filed an amended complaint on April 25, 2005. Visa U.S.A. moved to dismiss the complaint for failure to state a claim and, in the alternative, also moved for summary judgment with respect to certain of the claims. On July 25, 2005, the court issued an order granting Visa U.S.A.’s motion to dismiss and dismissed the complaint with prejudice. On August 10, 2005, the plaintiffs filed a notice of appeal. Plaintiffs’ opening appeal brief was filed on November 28, 2005. Visa filed its opposition brief to plaintiffs’ appeal on January 26, 2006 and plaintiffs filed their reply on February 23, 2006. The Ninth Circuit heard oral argument on the plaintiffs’ appeal on June 11, 2007. No ruling has been issued.

On May 6, 2005, a purported class action lawsuit was filed by a merchant, Animal Land, Inc., against Visa U.S.A. in the U.S. District Court for the Northern District of Georgia, alleging that Visa U.S.A.’s no-surcharge rule violates Sections 1 and 2 of the Sherman Act. Plaintiff alleges that under the no-surcharge rule, merchants are not permitted to pass along to cardholders a discrete surcharge to account for the fees that the merchant pays in connection with Visa-branded payment card transactions. Plaintiff alleges that this rule causes the fees paid by merchants to be supracompetitive. The suit seeks treble damages in an unspecified amount, attorneys’ fees and injunctive relief. The Animal Land case has been transferred to the multidistrict litigation proceedings and is included in the First Amended Class Action Complaint discussed below.

On June 22, 2005, a purported class action lawsuit was filed by a group of merchants in the U.S. District Court of Connecticut against MasterCard, Visa U.S.A., Visa International and a number of Visa U.S.A. and Visa International member financial institutions alleging, among other things, that Visa’s and MasterCard’s purported setting of interchange fees violates Section 1 of the Sherman Act. In addition, the complaint alleges Visa’s and MasterCard’s purported tying and bundling of transaction fees also constitutes a violation of Section 1 of the Sherman Act. Since the filing of this complaint, there have been approximately 48 similar complaints, the majority styled as class actions, although 10 complaints are on behalf of individual plaintiffs, filed on behalf of merchants against Visa U.S.A. and MasterCard, and in some cases, certain Visa U.S.A. and Visa International member financial institutions, in federal courts in California, Connecticut, Kentucky, New Jersey, New York, Ohio, Pennsylvania, South Carolina and Wisconsin. Visa International was named as a defendant in more than 30 of these complaints. On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order transferring these cases to the U.S. District Court for the Eastern District of New York for coordination of pre-trial proceedings. On April 24, 2006, the group of purported class plaintiffs filed a First Amended Class Action Complaint. Taken together, the claims in the First Amended Class Action Complaint and in the 10 complaints brought on behalf of individual merchants are generally brought under Sections 1 and 2 of the Sherman Act. Specifically, the complaints contain some or all of the following claims: (i) that Visa’s and MasterCard’s setting of interchange fees (for both credit and offline debit transactions) violates Section 1 of the

Sherman Act; (ii) that Visa and MasterCard have enacted and enforced various rules, including the no surcharge rule and purported anti-steering rules, in violation of Section 1 or 2 of the Sherman Act; (iii) that Visa’s and MasterCard’s purported bundling of the acceptance of premium credit cards to standard credit cards constitutes an unlawful tying arrangement; and (iv) that Visa and MasterCard have unlawfully tied and bundled transaction fees. In addition to the claims brought under federal antitrust law, some of these complaints contain certain state unfair competition law claims based upon the same conduct described above. These interchange-related litigations also seek treble damages in an unspecified amount (although several of the complaints allege that the plaintiffs expect that damages will range in the tens of billions of dollars), as well as attorneys’ fees and injunctive relief.

Visa U.S.A. and Visa International answered the First Consolidated Amended Class Action Complaint and the individual merchant complaints on June 9, 2006. The court has ordered that new fact discovery may proceed and such fact discovery is scheduled to be completed by November 30, 2007. Expert discovery is scheduled to be completed by July 18, 2008. Summary judgment and other pretrial motions are scheduled to be completed by November 24, 2008. On July 10, 2007, pursuant to a joint request by the parties, the court entered an amended scheduling order extending the deadline for fact discovery to June 30, 2008, expert discovery to February 20, 2009, and the deadline for completion of all summary judgment and other pretrial motions to March 27, 2009.

On September 7, 2007, the Magistrate Judge issued a Report and Recommendation to the District Court recommending that the District Court grant the defendants’ motion to dismiss the class plaintiffs’ claims for damages incurred prior to January 1, 2004. On October 12, 2007, the Magistrate Judge granted putative class plaintiffs’ request to brief the issue of whether the Report and Recommendation would affect the claims of non-party members of the putative class that opted out of the In re Visa Check/ MasterMoney Antitrust Litigation class action. Following the submissions, the Magistrate Judge declined plaintiffs’ request to advise on that issue and set a November 14, 2007 deadline for filing objections to the Report and Recommendation.

Other Legal and Regulatory Proceedings

In addition to the matters described above, we are a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of business. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unspecified damages. Therefore, the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, we have not established reserves for any of these proceedings, including the matters described above, other than for the Currency Conversion Litigation and the GMRI, Inc. case. See “—Retailers’ Litigation—” and “—Currency Conversion Litigation.” Except for those matters described above under “—Retrospective Responsibility Plan” and below, we do not believe that any legal or regulatory proceedings to which we are a party would have a material impact on our results of operations, financial position, or cash flows. Although we believe that we have strong defenses for the litigations and regulatory proceedings described above under “—Retrospective Responsibility Plan” and below, we could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on our results of operations, financial position or cash flows.

Notwithstanding our belief, if we are found liable in a large class action lawsuit or on the basis of a claim entitling the plaintiff to treble damages or under which we were jointly and severally liable, charges we may be required to record could be significant and could materially and adversely affect our results of operations, cash flow and financial condition, or, in certain circumstances, even cause us to become insolvent, and result in a significant reduction in the value, or the complete loss, of your investment. Moreover, an adverse outcome in a regulatory proceeding could lead to the filing of civil damage claims and possibly result in damage awards in amounts that could be significant and could materially and adversely affect our results of operation, cash flow and financial condition or lead to the other results set forth above. For a discussion of certain risks related to legal and regulatory matters, see “Risk Factors—Risks Related to Our Business—Legal and Regulatory Risks.”

Retailers’ Litigation

Commencing in October 1996, several class action suits were brought by a number of U.S. merchants against Visa U.S.A. and MasterCard challenging certain aspects of the payment card industry under U.S. federal antitrust laws. Those suits were later consolidated in the U.S. District Court for the Eastern District of New York, In re Visa Check/MasterMoney Antitrust Litigation. The plaintiffs claimed that Visa U.S.A.’s “Honor All Cards” rule, which required merchants that accepted Visa cards to accept for payment every validly presented Visa card, and a similar MasterCard rule, constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act. The plaintiffs claimed that Visa U.S.A. and MasterCard unlawfully tied acceptance of debit cards to acceptance of credit cards. The plaintiffs also claimed that Visa U.S.A. and MasterCard conspired to monopolize what the plaintiffs characterized as the alleged point-of-sale debit card market, thereby suppressing the growth of regional networks such as ATM payments systems. On June 4, 2003, Visa U.S.A. signed a settlement agreement to settle the claims brought by the plaintiffs in this matter, which the court approved on December 19, 2003. Pursuant to the settlement agreement, Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over 10 years, among other things. A number of class members appealed the District Court’s approval of the settlement. These appeals largely focused on the court’s attorneys’ fees award as well on the court’s ruling on the scope of the release set forth in the settlement agreement. On January 4, 2005, the Second Circuit Court of Appeals issued an order affirming the District Court’s approval of the settlement agreement. A petition for certiorari by two objectors was denied by the United States Supreme Court on May 16, 2005. Accordingly, the settlement is now final.

Several lawsuits were commenced by merchants that opted not to participate in the plaintiff class in In re Visa Check/MasterMoney Antitrust Litigation, including Best Buy Stores, CVS, Giant Eagle, Inc., The Home Depot U.S.A. Inc., Toys “R” Us and GMRI, Inc. The majority of these cases were filed in the U.S. District Court for the Eastern District of New York. Visa U.S.A. has entered into separate settlement agreements with all but one of these plaintiffs resolving their claims, and the District Court has entered orders dismissing with prejudice each of those plaintiffs’ complaints against Visa U.S.A. Only the action brought by GMRI, Inc. against Visa U.S.A. remains pending. On May 14, 2007, the plaintiff in the GMRI, Inc. case sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. See “—Retrospective Responsibility Plan—Covered Litigation—Interchange Litigation.” Visa U.S.A., Visa International and several of their member financial institutions named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request. On June 22, 2007, GMRI, Inc. filed suit against Visa International and various member financial institutions of Visa U.S.A. and/or Visa International, alleging both the merchant opt-out claims at issue in GMRI’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules.

In addition, complaints have been filed in 19 different states and the District of Columbia alleging state antitrust, consumer protection and common law claims against Visa U.S.A. and MasterCard (and, in one state, against Visa International) on behalf of putative classes of consumers. The claims in these actions largely mirror the allegations made in the U.S. merchant lawsuit and assert that merchants, faced with excessive merchant discount fees, have passed on some portion those fees to consumers in the form of higher prices on goods and services sold. Visa U.S.A. has been successful in the majority of these cases, as courts have granted Visa U.S.A.’s motions to dismiss for failure to state a claim or plaintiffs have voluntarily dismissed their complaints. Specifically, courts in Arizona, the District of Columbia, Florida, Iowa, Kansas, Maine, Michigan, Minnesota, Nebraska, Nevada, New York, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and Wisconsin have granted Visa U.S.A.’s motions and dismissed the complaints. The parties are awaiting a decision on Visa U.S.A.’s motion to dismiss in New Mexico. In California, the court granted Visa U.S.A. and Visa International’s demurrer, or motion to dismiss, with respect to claims brought under the Cartwright Act, but denied a similar motion with respect to Unfair Competition Law claims for unlawful, unfair, and/or fraudulent business practices. Visa U.S.A. and Visa International subsequently filed a motion for judgment on the pleadings seeking dismissal of those latter claims in light of the Proposition 64 amendments to the Unfair Competition Law. After oral argument, the court denied this motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007. On July 24, 2007, a case management conference was held at which the court permitted certain further discovery and agreed to address plaintiffs’ proposed motion for collateral estoppel with respect to certain elements of a “tying” claim based on statements in the decision on cross-motions for summary judgment in In re Visa Check/MasterMoney Antitrust Litigation, No. 96-5238 (E.D.N.Y.). At a case management conference on October 31, 2007, the court denied the plaintiffs’ collateral estoppel motion and set a new case management conference for January 18, 2008. In West Virginia, the action was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment on October 14, 2005. On February 14, 2006, Visa U.S.A. answered the West Virginia complaint and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, Visa U.S.A. and the State of West Virginia reached an agreement in principle to settle all claims against Visa U.S.A. A provision was recorded in Visa U.S.A.’s consolidated statements of operations in connection with this settlement.

On February 17, 2005, plaintiffs filed a complaint in Ohio state court on behalf of a putative class of consumers asserting claims under Ohio state antitrust and common laws. The claims in that action mirror those in the consumer actions described above but also name as co-defendants a purported class of merchants that were class members in In re Visa Check/MasterMoney Antitrust Litigation. Plaintiffs allege that Visa U.S.A., MasterCard and the class members in the U.S. merchant lawsuit conspired to attempt to monopolize an alleged debit card market by tying debit card acceptance to credit card acceptance. On October 7, 2005, plaintiffs filed a voluntary notice of dismissal of the Ohio complaint. Two similar actions also were filed in Tennessee state and federal court on February 17, 2005, but Visa U.S.A. and MasterCard were not named as defendants in those actions. The Tennessee state court action was refiled in federal court and both actions were transferred to the federal court for the Eastern District of New York on September 29, 2006. On September 25, 2007, the court granted the defendants’ motion to dismiss the claims in those actions except for those asserted under Tennessee state law, and asked the parties to show cause why the cases should not be transferred back to the Tennessee federal court. Both plaintiffs and defendants oppose the transfer.

In 2003, Visa U.S.A. established a litigation provision for the GMRI, Inc. case based on a calculation of what GMRI, Inc. would have received under the settlement of In re Visa Check/MasterMoney Antitrust Litigation if GMRI, Inc. had not opted out of that settlement.

Department of Justice Antitrust Case and Related Litigation

In October 1998, the U.S. Department of Justice, or DOJ, filed suit against Visa U.S.A., Visa International and MasterCard in the U.S. District Court for the Southern District of New York alleging that both Visa U.S.A.’s and MasterCard’s governance structures and policies violated U.S. federal antitrust laws. First, the DOJ claimed that “dual governance”—the situation where an employee of a member financial institution also serves on the board of directors of Visa U.S.A. or MasterCard while a portion of its card portfolio is issued under the brand of the other association—was anti-competitive and acted to limit innovation within the payment card industry. Second, the DOJ challenged Visa U.S.A.’s bylaw 2.10(e), which prohibited Visa members from issuing American Express or Discover cards, and challenged a similar MasterCard rule known as the Competitive Programs Policy, or CPP. The DOJ alleged that Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP acted to restrain competition.

On October 9, 2001, the District Court issued an opinion upholding the legality and pro-competitive nature of dual governance. However, the court also held that Visa U.S.A.’s bylaw 2.10(e) and MasterCard’s CPP constituted unlawful restraints of trade under the federal antitrust laws.

On November 26, 2001, the court issued a final judgment that ordered Visa U.S.A. to repeal bylaw 2.10(e) and enjoined Visa U.S.A. and Visa International from enacting or enforcing any bylaw, rule, policy or practice that prohibits its issuers from issuing general purpose credit or debit cards in the United States on any other general purpose card network. The final judgment also provided that from the effective date of the final judgment

(October 15, 2004) until October 15, 2006, Visa U.S.A. and Visa International were required to permit any issuer with which they had entered into an agreement prior to the effective date of the final judgment, pursuant to which agreement the issuer committed to maintain a certain percentage of its general purpose card volume, new card issuance, or total number of cards in force in the United States on the Visa network, to terminate that agreement without penalty, provided that the reason for the termination was to permit the issuer to enter into an agreement with American Express or Discover. The final judgment imposed parallel requirements on MasterCard.

Visa U.S.A. and Visa International appealed the judge’s ruling with respect to bylaw 2.10(e). On September 17, 2003, a three-judge panel of the Second Circuit issued its decision upholding the District Court’s decision. On October 4, 2004, the Supreme Court denied Visa U.S.A. and Visa International’s petition for certiorari, thereby exhausting all avenues for further appeal in this case. The final judgment became effective by court order on October 15, 2004.

Discover filed suit against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of New York alleging, among other things, that Visa bylaw 2.10(e) and MasterCard’s CPP caused it injury under the U.S. federal antitrust laws. In connection with its claim, Discover requested that the District Court give collateral estoppel effect to the District Court’s findings in the judgment of the 1998 DOJ litigation. See “—Retrospective Responsibility Plan—Covered Litigation—The Discover Litigation.”

American Express filed a suit similar to the Discover litigation against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions. We, Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. The settlement agreement in the American Express litigation will be funded through our retrospective responsibility plan. See “Business—Retrospective Responsibility Plan—Covered Litigation—The American Express Litigation.”

On January 10, 2005, MasterCard filed a motion in the U.S. District Court for the Southern District of New York in connection with the DOJ litigation, renewing an earlier challenge to a Visa U.S.A. bylaw that provides for a settlement service fee. To ensure payment of Visa U.S.A.’s settlement obligation in the In re Visa Check/MasterMoney Antitrust Litigation case, see “—Retailers’ Litigation,” Visa U.S.A. adopted the settlement service fee bylaw in June 2003. The bylaw provided that the settlement service fee is to be paid by certain Visa U.S.A. members that shift a substantial portion of their offline debit volume to another debit brand unless that shift is to the American Express or Discover brands. MasterCard contended that the settlement service fee violated the final judgment in the DOJ litigation by effectively prohibiting Visa U.S.A. members from issuing MasterCard debit cards.

On August 18, 2005, the court issued an order appointing a special master to hear evidence regarding MasterCard’s challenge. An evidentiary hearing before the Special Master occurred in December 2005. In July 2006, the Special Master submitted his Findings of Fact and Conclusions of Law to the court, in which he concluded that Visa U.S.A. did not violate the final judgment in the DOJ action before October 15, 2004—the effective date of the Final Judgment—but that Visa U.S.A. did violate the final judgment by continuing to enforce the settlement service fee after October 15, 2004. Visa U.S.A. filed objections to the Special Master’s report and MasterCard asked the court to adopt the Special Master’s findings and conclusions. The court heard oral argument with respect to the proper scope of any remedy on April 23, 2007.

On June 7, 2007, the court issued an Opinion and Order holding that the settlement service fee violated the final judgment in the DOJ case as of October 15, 2004. On June 15, 2007, the court issued an Amended Opinion and Order, clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the settlement service fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the settlement service fee prior to its repeal that entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after

June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement. On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the settlement service fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals. Visa U.S.A. also sought a stay pending appeal as to the contract termination portion of the court’s remedy, which the District Court denied.

On August 17, 2007, Discover moved the District Court to intervene in the settlement service fee matter. Discover also sought to have the District Court modify its June 15, 2007 order to (1) extend the contract termination remedy to issuers entering into agreements with Discover; and (2) void certain provisions of Visa U.S.A.’s debit agreements. The court denied Discover’s motion on October 12, 2007.

On September 11, 2007, Discover filed a motion to intervene in the settlement service fee case in the Second Circuit and asked the Second Circuit to remand the case to the District Court. Visa U.S.A. opposed Discover’s motion. Briefing is complete but no decision has been issued by the Second Circuit.

Global Interchange Proceedings

Interchange represents a transfer of value between the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange passes from acquirers to issuers, reflecting the costs issuers bear and the value they provide to the Visa system by bringing cardholders into the Visa system, guaranteeing payments, servicing accounts and performing other activities that support cardholder spending. In ATM transactions, the situation is typically reversed and interchange fees pass from issuers to acquirers to offset the acquirers’ costs of ATM deployment and the value they provide in establishing ATM networks of attractive geographic scale and functionality. We establish default interchange rates, and our customers may choose to establish different rates for transactions among themselves. Although we administer the collection and remittance of interchange fees through the settlement process, we generally do not receive any portion of the interchange fees. As described more fully below, our interchange rates and those of our customers are subject to regulatory or legal review and/or challenges in a number of jurisdictions. The increasing legal and regulatory scrutiny of interchange fees worldwide may have a material adverse impact on our revenues, our prospects for future growth and our overall business. See “Risk Factors—Risks Related to Our Business—Legal and Regulatory Risks.”

United States. Approximately 50 class action and individual complaints have been filed on behalf of merchants against Visa U.S.A., Visa International and certain Visa U.S.A. member financial institutions alleging that their setting of interchange rates violates federal and state antitrust laws, among other antitrust allegations. The lawsuits have been transferred to a multidistrict litigation in the Eastern District of New York. See “—Retrospective Responsibility Plan—Covered Litigation—Interchange Litigation.”

New Zealand. The Commerce Commission, New Zealand’s competition regulator, filed a civil Statement of Claim in the High Court in Wellington on November 9, 2006, alleging that, among other things, the fixing of default interchange rates by Cards NZ Limited, Visa International, MasterCard and certain Visa International member financial institutions contravenes the New Zealand Commerce Act. On November 27, 2006, a group of New Zealand retailers filed a nearly identical claim against the same parties before the same tribunal. Both the Commerce Commission and the retailers seek declaratory, injunctive and monetary relief. On March 2, 2007, Visa International filed statements of defense in both cases, denying liability for any cause of action. Both cases were transferred to the commercial list at the High Court in Auckland in April 2007, where the court is expected to set a timetable for further proceedings.

European Union. On September 29, 2000, the European Commission issued a “statement of objections” challenging Visa International’s cross-border EU default interchange rates under European Community competition rules. On July 24, 2002, the European Commission announced its decision to exempt Visa International’s default EU intra-regional/cross-border interchange rates from these rules based on certain changes to those rates proposed by Visa Europe. Among other things, in connection with the exemption decision, Visa Europe agreed to set a cap on these default interchange rates using a benchmark cost-based methodology that considers certain issuer costs. Visa Europe also agreed to reduce its default interchange rates for debit and credit transactions to amounts at or below certain specified levels. This exemption expires on December 31, 2007.

On June 13, 2005, the European Commission announced a sector inquiry into the financial services industry, which includes an examination of a number of aspects of payment systems, including interchange fees. On January 31, 2007, the European Commission released its final report on its sector inquiry into the payment card industry. In the report, the European Commission expresses concern about a large number of practices, including interchange fees and payment system rules, of a multiplicity of industry participants, and warns of possible regulatory proceedings or legislative action to address the concerns identified. However, the report does not indicate against which industry participants any such regulatory action might be taken or what legislative changes might be sought.

United Kingdom Office of Fair Trading. On October 19, 2005, the Office of Fair Trading of the United Kingdom, or the OFT, issued a statement of objections against Visa International, Visa Europe, Visa UK and certain member financial institutions challenging the default interchange rates applicable to consumer credit card, charge card and deferred debit card transactions in the United Kingdom. The statement of objections set out the OFT’s view that the default interchange fee may infringe the U.K.’s Competition Act and Article 81 of the E.C. Treaty. In June 2006, the statement of objections was withdrawn. The OFT has begun a new investigation into the Visa entities’ U.K. domestic default interchange rates, among other things, although no formal proceedings have been initiated.

Other Jurisdictions. We are aware that regulatory authorities and/or central banks in certain other jurisdictions, including Brazil and Colombia, are reviewing Visa International’s and/or its members’ interchange fees and/or related practices and may seek to regulate the establishment of such fees and/or such practices.

Currency Conversion Litigation

Visa U.S.A. and Visa International are defendants in a series of actions, described in more detail below, that challenge how the price of using Visa-branded credit and/or debit/ATM cards to make transactions in a foreign currency or foreign country was set and disclosed. These actions include claims relating to the 1% fee that Visa U.S.A. and Visa International formerly assessed on members on transactions in foreign currencies, and claims relating to how Visa U.S.A. and Visa International set their base exchange rate. These cases are described in more detail below. These matters have been settled, although the settlement approval process is still proceeding.

The MDL Action

Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club, Inc., or Diners Club, and several Visa U.S.A. and Visa International member financial institutions, and in some cases their affiliates and parents, are defendants in a number of federal class actions that allege, among other things, violations of federal antitrust laws based on an asserted 1% currency conversion “fee” assessed on members by the payment card networks on transactions involving the purchase of goods or services in a foreign currency. Pursuant to orders of the Judicial Panel on Multidistrict Litigation, the federal complaints have been consolidated or coordinated in MDL 1409 (In re Currency Conversion Fee Antitrust Litigation), which we refer to as the MDL Action, before Judge William H. Pauley III in the U.S. District Court for the Southern District of New York.

The operative pre-settlement complaint in the MDL Action alleges two theories of antitrust conspiracy under Section 1 of the Sherman Act: (i) an alleged inter-association conspiracy among MasterCard, together with its members, Visa U.S.A. and Visa International, together with their members, and Diners Club to fix currency conversion fees allegedly charged to cardholders of no less than 1% of the transaction amount and frequently more; and (ii) two alleged intra-association conspiracies, whereby each of Visa U.S.A./Visa International and MasterCard is claimed separately to have conspired with its members to fix currency conversion fees allegedly charged to cardholders of no less than 1% of the transaction amount and to facilitate and encourage institution—and collection—of second tier currency conversion surcharges. Visa U.S.A. and Visa International deny the allegations in the complaint. The complaint also asserts claims against some of the non-Visa defendants for violation of the federal Truth in Lending Act and/or violation of the South Dakota Consumer Protection Statutes.

Fact and expert discovery in this matter have closed. On November 12, 2003 plaintiffs filed a motion for class certification, which was granted on October 15, 2004. On March 9, 2005, Judge Pauley issued a decision on defendants’ motion to reconsider the class certification decision. The Judge ruled that the arbitration provisions in the cardholder agreements of several member bank defendants are valid as to all of the defendants and stayed those cardholders’ claims pending arbitration. Plaintiffs moved for further reconsideration, which was denied by Judge Pauley on June 16, 2005. In addition, Judge Pauley ruled that some cardholders of Citibank, JPMorgan Chase & Co., and, in a ruling dated December 7, 2005, Diners Club, would not be required to arbitrate their claims. The 2005 rulings on class certification and arbitration were appealed, but the appeals are not currently under consideration.

On July 20, 2006, the parties entered into the settlement agreement discussed below under “The Currency Conversion Settlement Agreements.”

The Schwartz Action

Visa U.S.A., Visa International and MasterCard are defendants in Schwartz v. Visa International Corp. (sic), et al., Superior Court of the State of California, Alameda County, Case No. 822404-4, which we refer to as the Schwartz Action, in which the plaintiff purports to be acting on behalf of the general public. The lawsuit alleges that Visa U.S.A., Visa International and MasterCard wrongfully imposed an asserted 1% currency conversion “fee” on every credit card transaction by U.S. MasterCard and Visa cardholders involving the purchase of goods or services in a foreign currency, and that such alleged “fee” is supposedly unfair, unlawful, unconscionable and deceptive. Plaintiff contends that defendants’ alleged acts violate California’s Unfair Competition Law, California Business and Professions Code §§ 17200 et seq. The Schwartz Action claims that the alleged “fee” grossly exceeds any costs the defendants might incur in connection with currency conversions relating to credit card purchase transactions made in foreign countries and is not properly disclosed to cardholders. Visa U.S.A. and Visa International deny these allegations.

Trial of the Schwartz Action commenced on May 20, 2002 and concluded on November 27, 2002. On April 8, 2003, the trial court judge issued a final decision, finding that Visa U.S.A.’s and Visa International’s currency conversion process does not violate the Truth in Lending Act or regulations, nor is it unconscionably priced under California law. However, the judge found that the practice is deceptive under California law, and ordered that Visa U.S.A. and Visa International mandate that members disclose the currency conversion process to cardholders in cardholder agreements, applications, solicitations and monthly billing statements. The judge also ordered restitution to U.S. cardholders. The judge issued a decision on restitution on September 19, 2003, which requires a traditional notice and claims process in which consumers have approximately six months to submit their claims. The court issued its final judgment on October 31, 2003. Visa U.S.A. and Visa International appealed the judgment. The final judgment and restitution process were stayed pending this appeal. On August 6, 2004, the court awarded plaintiffs attorneys’ fees in the amount of $28.2 million, half to be paid by MasterCard and half by Visa U.S.A. and Visa International. Visa U.S.A. and Visa International subsequently filed a notice of appeal on the attorneys’ fee award. In February 2005, Visa U.S.A. and Visa International filed additional appellate briefing regarding the applicability of Proposition 64, which amended sections of California’s Unfair Competition Law dealing with standing to bring claims on behalf of others, to this action. On September 28, 2005, the appellate court reversed the trial court, finding that the plaintiff lacked standing to pursue the action in light of Proposition 64. Plaintiff filed a petition for review with the California Supreme Court on November 7, 2005, which was granted on December 14, 2005.

On July 20, 2006, the parties entered into the settlement agreement discussed below under “The Currency Conversion Settlement Agreements.” On March 21, 2007, the California Supreme Court dismissed plaintiffs’ petition for review of the Court of Appeal decision reversing the trial court’s judgment in favor of plaintiff. On March 22, 2007, the California Court of Appeal remanded the action to the trial court. On April 30, 2007, the California Court of Appeal dismissed the appeal and cross-appeals of the trial court’s award of attorneys’ fees in this matter, and remanded these matters to the trial court. On May 8, 2007, the trial court dismissed the Schwartz action in its entirety without prejudice.

The Shrieve Action

Visa U.S.A., Visa International and MasterCard are defendants in a putative nationwide class action (statewide as to MasterCard) in California state court, Shrieve v. Visa U.S.A. Inc., et al., Superior Court for the State of California, Alameda County, Case No. RG04155097, which we refer to as the Shrieve Action. Plaintiffs allege that defendants impose a “hidden transaction fee” of 1% on debit card transactions and ATM withdrawals in foreign countries, and that defendants therefore violated California’s Unfair Competition Law. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

Following the passage of Proposition 64, which limited standing to bring Unfair Competition Law claims, Visa U.S.A. and Visa International moved for judgment on the pleadings. The court denied this motion. In January 2006, Visa U.S.A. and Visa International filed a writ petition with the court of Appeal seeking review of this denial. In February 2006, plaintiffs moved in the trial court for certification of their action as a class. Defendants have opposed this motion. While this writ petition and motion were pending, plaintiffs entered into the settlement agreement discussed below under “The Currency Conversion Settlement Agreements,” and further consideration of this action has been deferred until after the March 31, 2008 Final Fairness Hearing.

The Mattingly Action

Visa U.S.A., Visa International and MasterCard are defendants in a putative nationwide class action (statewide as to MasterCard), Mattingly v. Visa U.S.A. Inc., et al., Superior Court for the State of California, Alameda County, Case No. RG05198142, the Mattingly Action. Plaintiffs allege that defendants impose a “hidden transaction fee” of 1% on credit card transactions in foreign countries, and that defendants therefore violated California’s Unfair Competition Law. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

In January 2006, plaintiffs moved to amend their complaint to change the start of their putative class period to February 14, 2001 instead of October 23, 2002. While this motion was pending, the parties entered into the MDL Settlement Agreement, and further consideration of this action has been deferred until after the March 31, 2008 Final Fairness Hearing discussed below under “The Currency Conversion Settlement Agreements.”

The Baker Action

Visa U.S.A. and Visa International are defendants in Baker v. Visa International Corp. (sic), et al., 06-CV-15447 (S.D.N.Y.), coordinated or consolidated with MDL 1409; formerly 06-CV-376 (S.D. Cal.), originally filed in the Superior Court for the State of California, San Diego County, Case No. GIC 839908, the Baker Action. Plaintiffs in the Baker Action allege that Visa U.S.A. and Visa International impose a hidden mark-up included in the base exchange rate used to convert credit card transactions in foreign currencies. Plaintiffs further allege that Visa U.S.A. and Visa International’s actions violate California’s Unfair Competition Law and the Consumer Legal Remedies Act and breached a fiduciary duty owed by Visa U.S.A. and Visa International to the members of plaintiffs’ putative world-wide class. Visa U.S.A. and Visa International deny the allegations in plaintiffs’ complaint.

Following the settlement of the Baker Action, discussed below under “The Currency Conversion Settlement Agreements,” the matter was transferred from the Southern District of California to the Southern District of New York, where it has been coordinated or consolidated with the MDL Action.

The Currency Conversion Settlement Agreements

On July 20, 2006, Visa U.S.A. and Visa International entered into a settlement in the MDL Action. Under the terms of that settlement, the defendants, which include Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club Inc. and several banks, will pay $336.0 million to settle monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa U.S.A. and Visa International’s portion of the settlement payment, which has already been funded, is approximately $100.1 million. In addition, Visa U.S.A. and Visa International agreed that for five years they would separately identify or itemize any fees added to transactions because they occurred in a foreign country or involved a foreign currency. Visa U.S.A. and Visa International further agreed that if, within five years, they materially modify their current practices with regard to calculating the base exchange rate they use for foreign currency transactions and the new practices include the systematic use of rates outside of a wholesale or government-mandated/managed rate, Visa U.S.A. and Visa International will require their issuing members in the United States to change their disclosures regarding base exchange rates to conform with the changed practices. As part of this settlement, plaintiffs in the Shrieve Action and the Mattingly Action agreed that they would ask the court to dismiss their actions with prejudice as to Visa U.S.A. and Visa International once the MDL settlement receives court approval.

As part of this settlement, Visa U.S.A., Visa International and MasterCard also agreed to pay $32.0 million in attorneys’ fees to resolve the Schwartz Action. Visa U.S.A. and Visa International’s portion of this payment is approximately $18.6 million, funded in September 2007.

Finally, Visa U.S.A. and Visa International entered into a settlement in the Baker Action. Under the terms of this settlement agreement, the parties agreed to undertake their best efforts to secure certain changes to the notice of settlement to be provided to class members in the MDL Action, and plaintiffs agreed not to object or otherwise oppose approval of the MDL Settlement Agreement. Upon final approval of the MDL Settlement Agreement, plaintiffs shall seek to dismiss the Baker Action. If the Baker Action is dismissed, Visa U.S.A. and Visa International shall pay $1 million plus interest from September 14, 2006 as attorneys’ fees and costs. If, however, within 60 days of final approval of the MDL Settlement Agreement, the Baker Action has still not been dismissed, Visa U.S.A. and Visa International shall pay $500,000 plus interest from September 14, 2006 as attorneys’ fees and costs.

On November 8, 2006, the court in the MDL Action issued an order preliminarily approving the MDL Settlement Agreement. Among other things, this order created, for settlement purposes only, a Settlement Damages Class consisting of holders of U.S. issued Visa- or MasterCard-branded credit and debit cards or Diners Club-branded credit cards who used their cards to make a foreign payment transaction between February 10, 1996 and November 8, 2006, the Settlement Damages Class. The court also approved, for settlement purposes only, the “Settlement Injunctive Class,” which contains all persons who held a U.S. issued Visa- or MasterCard-branded credit or debit card or Diners Club-branded credit card as of November 8, 2006. Charge cards are included in the definition of “credit cards.” On November 14, 2006, Bernd Bildstein, plaintiff in Bildstein v. MasterCard International Incorporated, No. 03 Civ. 9826 (S.D.N.Y.), a case coordinated with the MDL Action, filed a Notice of Appeal from the grant of preliminary approval.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. On September 24, 2007, the court issued an order approving the revised notices, claim forms and settlement schedule submitted by the parties. Revised notices and claim forms will be mailed to identified class members in late November, and a revised publication notice will run in late November and early December. Class members will have until February 14, 2008 to object to or opt-out of the settlement. The Court moved the hearing on entry of Final Judgment and Order of Dismissal to March 31, 2008.

Based upon the court’s preliminary approval of the settlement of the MDL Action and other developments, approximately $100.1 million has been paid into a settlement fund to resolve these claims against Visa U.S.A. and Visa International, and legal provision of approximately $20.0 million has been made for the remainder of the settlement in connection with these currency conversion cases.

Should the MDL Settlement Agreement not receive final court approval, or otherwise terminate, we anticipate that the parties in all of the Currency Conversion Litigation actions would return to the status quo ante in their respective actions.

Morgan Stanley Dean Witter/Discover

In August 2004, the European Commission in Brussels issued a Statement of Objections against Visa International and Visa Europe alleging a breach of European competition law. The allegation arises from the Visa International and Visa Europe Rule (bylaw 2.12(b)) that makes certain designated competitors, including Morgan Stanley Dean Witter/Discover, ineligible for membership. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million ($14.5 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Parke

On June 27, 2005, a purported consumer and merchant class action was filed in California state court against Visa U.S.A., Visa International, MasterCard, Merrick Bank and CardSystems Solutions, Inc. The complaint stems from a data-security breach at CardSystems, a payment card processor that handled Visa and other payment brand transactions. The complaint alleges that Visa U.S.A. and Visa International’s failure to inform cardholders of the CardSystems breach in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California’s statutory privacy-notice law. In August 2005, the court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and in September 2005 denied plaintiffs’ motion for a preliminary injunction. Also in September 2005, the court dismissed the claims brought by the merchant class. On November 18, 2005, the defendants answered the remaining claims. Limited discovery occurred.

CardSystems filed for bankruptcy in U.S. District Court for the District of Arizona in May 2006, staying the litigation as to it. The plaintiffs removed the case to U.S. District Court for the Northern District of California on August 10, 2006, and then sought to transfer the case to federal court in Arizona. Visa U.S.A., Visa International and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case. Proceedings involving CardSystems continue in the bankruptcy court in Arizona, and the California state court plaintiffs appear to be pursuing claims against CardSystems in that forum. The state court in California has not set discovery deadlines or a trial date. The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to Visa U.S.A.’s financial statements.

The ATM Exchange

On November 14, 2005, The ATM Exchange filed a complaint for money damages against Visa U.S.A. and Visa International in the U.S. District Court for the Southern District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s deferment of a July 1, 2004 member deadline that required newly deployed ATMs to be certified by a Visa- recognized laboratory as meeting certain PIN-entry device testing requirements harmed the plaintiff by reducing demand for its ATM upgrade solution. The parties engaged in written discovery, party and third-party depositions and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

U.S. Department of Justice Civil Investigative Demands

On September 26, 2007, the Antitrust Division of the United States Department of Justice (the “Division”) issued a Civil Investigative Demand, or “CID,” to Visa U.S.A. seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents, data and narrative responses to several interrogatories and document requests, which focus on PIN debit and Visa’s No Signature Required program.

On September 27, 2007, the Division issued a second CID to Visa U.S.A., also seeking information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID seeks documents in response to several requests, which focus on Visa U.S.A.’s agreements with banks that issue Visa debit cards. Visa U.S.A. is cooperating with the Division in connection with both CIDs.

Intellectual Property Litigation

Starpay

On May 8, 2003, Starpay.com, LLC and VIMachine, Inc., which we refer to collectively as Starpay, sued Visa U.S.A. and Visa International in the U.S. District Court for the Northern District of Texas. Starpay alleged that Visa U.S.A. and Visa International used information provided to it by Starpay in 2000 to create Verified by Visa and to file a Visa patent application on the technology underlying Verified by Visa, and that Verified by Visa infringed U.S. Patent 5,903,878, entitled Method and Apparatus for Electronic Commerce, or the ‘878 patent.

The original Complaint alleged four causes of action: (1) infringement of the ‘878 patent; (2) breach of implied and written nondisclosure agreements covering Starpay’s discussions with Visa U.S.A. and Visa International; (3) “fraud on the Patent Office” through the filing of a patent application for an invention that Visa U.S.A. and Visa International allegedly took from Starpay; and (4) a claim under 35 U.S.C. § 291 that the Visa patent application interfered with the ‘878 patent. On July 25, 2003, Starpay filed an Amended Complaint, dropping the third and fourth causes of action, but raising two new ones in their place: unfair competition under California’s Business and Professions Code §§ 17200 et seq. and misappropriation of trade secrets under California’s Uniform Trade Secrets Act. On August 25, 2003, Visa U.S.A. and Visa International moved to dismiss three of Starpay’s causes of action. On February 10, 2004, the District Court Judge dismissed the second claim under the statute of limitations and the third claim as preempted by federal patent law.

On February 23, 2004, Visa U.S.A. and Visa International answered Starpay’s remaining causes of action—infringement of the ‘878 patent and misappropriation of trade secrets—and filed a counterclaim for a declaratory judgment that Visa U.S.A. and Visa International are not infringing the ‘878 patent and/or that the ‘878 patent is invalid. On March 16, 2004, Starpay filed its answer to Visa U.S.A. and Visa International’s counterclaim.

The Magistrate Judge held hearings on the issue of the construction of various claims of the ‘878 patent in October and November 2004 and in November 2005. On January 19, 2006, the Magistrate Judge issued a Report and Recommendation making findings and recommendations. In February 2006, the parties filed their respective objections to the Report with the District Court Judge. On September 10, 2007, the District Court issued an order resolving the parties’ various objections and finalized the claim construction. Pursuant to an earlier order of the court, a schedule will now be set for the remainder of discovery, dispositive motions and trial.

Cryptography Research

Visa International is a defendant in litigation filed in the North District of California by Cryptography Research, Inc., or CRI. CRI has asserted causes of action against Visa International for breach of contract, misrepresentation, breach of fiduciary duties, infringement of eight U.S. patents and violation of U.S. and California competition laws. These causes of action are based upon CRI’s allegations that Visa International has improperly used, or induced others to use, technology allegedly developed by CRI for securing “Smart Cards” against attacks designed to discover secret information, such as the secret key for performing cryptographic operations. In particular, CRI alleges that Visa International is and, at least since 1998, has been improperly using countermeasures to Differential Power Analysis, or DPA, attacks that were developed by CRI and which CRI claims to own exclusively.

CRI’s original complaint was filed on September 29, 2004, asserting claims for breach of contract, misrepresentation and for infringement of U.S. patent nos. 6,298,442, 6,304,658, 6,654,884, 6,327,661, 6,510,518, 6,381,699, 6,278,783 and 6,539,092, the Patents in Suit. In response to Visa International’s motion to dismiss, the court ordered CRI to file an amended complaint more specifically identifying its claims and the bases therefor.

On March 7, 2005, CRI filed an amended complaint identifying claims for breach of contract, misrepresentation, fraud in the inducement and infringement of the eight Patents in Suit. The breach of contract, misrepresentation and fraud in the inducement claims stem from a September 2, 1998 Intellectual Property License Agreement between CRI and Visa International. The license agreement granted Visa International worldwide rights to CRI’s patent applications that ultimately matured into the Patents in Suit. The primary issue in both the breach of contract and misrepresentation claims is whether Visa International was able to track, and in fact properly tracked, all issued Visa-branded cards subject to the license and paid the resulting royalties.

Discovery in this matter is currently ongoing. A patent claims construction hearing was held on November 8 and 9, 2005. On October 19, 2006, the parties received the first of the eight pending claim construction orders, which construed the disputed terms in U.S. Patent No. 6,327,661. The court issued its Second Claims Construction order on May 4, 2007, which construed disputed terms of U.S. Patent No. 6,278,783 and modified one term construed by the First Claims Construction order. CRI filed a motion for reconsideration of the Second order, and a hearing on that motion was held September 10, 2007. No ruling on CRI’s motion has been issued. In the meantime, the court filed its Third Claim Construction order on May 22, 2007, which construed disputed terms in U.S. Patent No. 6,298,442, and its Fourth Claim Construction order on September 28, 2007, construing the terms of U.S. Patent No. 6,539,092. Although we expect the court to rule on the remaining claims shortly, there is no deadline for the court to issue its ruling. The court’s orders will be critical to determining which of Visa products will continue to be relevant in this litigation.

On March 22, 2007, CRI filed its Second Amended Complaint, adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California’s Unfair Competition Law. In particular, CRI alleges that Visa International and MasterCard entered into three conspiracies in violation of Section 1 of the Sherman Act: (1) to refrain from competing with respect to the security from DPA attacks of their Smart Cards, which conspiracy allegedly began in 1998; (2) to boycott (jointly refuse to license) CRI’s Countermeasure patents; and (3) to boycott by removing CRI’s DPA-Resistant Session Key Derivation System technology from the Visa, MasterCard and EMVCo. specifications, the latter two of which conspiracies allegedly began in 2005 following this lawsuit. In addition, CRI alleges that Visa International has conspired with its Smart Card chip and card vendors to boycott CRI’s Countermeasure Patents. CRI further alleges that Visa International is liable under California’s Cartwright Act, Bus. & Prof. Code Sections 16720-70, and the California Business & Professions Code §§ 17200 et seq. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas, Venezuela against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. In December 2006, Vale Canjeable Ticketven, C.A. also filed a claim with the Fourth Commercial Court of First Instance of Caracas, alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting that the court: (i) declare that the plaintiff is the only person authorized to use the expression “Vale” in the Venezuelan market of food vouchers; (ii) prohibit the defendants from using the expression “Vale” in the Venezuelan market of food vouchers; (iii) order the defendants to pay VEB 50 billion ($23.3 million) in non-pecuniary (moral) damages; and (iv) order the defendants to indemnify the pecuniary damages caused to the plaintiff. The plaintiff also requested that the court order the defendants to pay the legal costs and expenses related to the judicial process.

On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” in the Venezuelan market of food vouchers. On December 6, 2006, Visa International filed a constitutional objection to the court’s ruling. The objection was dismissed on December 19, 2006 by the Fourth Commercial Court of First Instance of Caracas. Visa International appealed this decision, which was denied in March 2007. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas, seeking revocation of the preliminary injunction granted by the Fifth Municipal Court of Caracas. This motion was denied on July 11, 2007. Visa International immediately filed an appeal of this decision with the Superior Court.

On July 26, 2007, Visa International made a request for the removal of the First Instance Judge from the case and such request was granted on September 25, 2007. A new judge was assigned to finalize the discovery phase of the case. On November 1, 2007, Visa International filed its written conclusions explaining how the evidence collected during discovery supports its arguments. Each party has eight days to contest the other parties’ written conclusions and the judge must issue a decision on the merits of the case by January 2008.

Privasys

On June 20, 2007, Privasys, Inc. filed a complaint in U.S. District Court for the Northern District of California against Visa International and Visa U.S.A for patent infringement. Privasys alleges that Visa’s contactless payment technology infringes U.S. Patent No. 7,195,154, which we refer to as the ‘154 patent’), entitled “Method for Generating Customer Secure Card Numbers.” Visa U.S.A. and Visa International filed their respective answers and counterclaims on August 21, 2007 alleging that Visa did not infringe the ‘154 patent, that the ‘154 patent is invalid and that the patent is unenforceable due to inequitable conduct and prosecution laches. On September 28, 2007, PrivaSys filed a motion requesting leave to file an amended complaint adding J.P. Morgan Chase and Wells Fargo as defendants. Visa U.S.A. and Visa International opposed this motion on October 26, 2007 and asked the court, in the alternative, to stay all proceedings against Visa issuing financial institutions pending resolution of the issue of whether the Visa technology infringes the Privasys patent.

Every Penny Counts

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for patent infringement. The suit alleges that the defendants’ “open” prepaid card products infringe U.S. Patent No. 6,876,971, entitled “Funds Distribution System Connected with Point of Sale Transaction,” U.S. Patent No. 5,621,640, entitled “Automatic Philanthropic Contribution System,” U.S. Patent No. 6,088,682, entitled “Funds Distribution System Connected with Point of Sale Transactions.” and U.S. Patent No. 6,112,191, entitled “Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions.” Visa U.S.A. filed a Motion to Dismiss, or in the Alternative for a More Definite Statement, based on the plaintiff’s failure to identify which products or services offered by Visa U.S.A. purportedly infringe which of the plaintiff’s patents on October 12, 2007. The court denied the motion on October 29, 2007.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about individuals who currently serve as our directors and/or executive officers.

Name	Age	Position
Joseph W. Saunders	61	Chairman and Chief Executive Officer
Byron H. Pollitt	56	Chief Financial Officer
John (Hans) C. Morris	48	President
William M. Sheedy	40	Global Head of Corporate Strategy and Business Development
Joshua R. Floum	49	General Counsel and Corporate Secretary
John M. Partridge	58	Chief Operating Officer
Ellen Richey	58	Chief Enterprise Risk Officer
Elizabeth Buse	46	Global Head of Product
Hani Al-Qadi	44	Director (Regional director from CEMEA)
Thomas Campbell(1)(2)(3)	55	Director
Gary Coughlan(3)(4)	63	Director
Mary B. Cranston(3)(4)	59	Director
Charles T. Doyle	73	Director (Regional director from U.S.A.)
Francisco Javier Fernandez-Carbajal(3)(4)	52	Director
Peter Hawkins	53	Director (Regional director from AP)
Suzanne Nora Johnson(1)(2)(3)	50	Director
Robert W. Matschullat(3)(4)	59	Director
David I. McKay	43	Director (Regional director from Canada)
Cathy Elizabeth Minehan(3)(4)	60	Director
David J. Pang(2)(3)	64	Director
Charles W. Scharf	42	Director (Regional director from U.S.A.)
Segismundo Schulin-Zeuthen	62	Director (Regional director from LAC)
William Shanahan(1)(2)(3)	67	Director
John A. Swainson(1)(3)	53	Director
Johannes (Hans) I. van der Velde(5)	61	Director (Regional director from Europe)

(1)	Member of our compensation committee.
(2)	Member of our nominating/corporate governance committee.
(3)	Independent director.
(4)	Member of our audit committee.
(5)	Mr. van der Velde will cease to be a director upon the closing of this offering pursuant to the terms of our amended and restated certificate of incorporation.

Set forth below is certain biographical information for each of these individuals.

Joseph W. Saunders was named Chairman and Chief Executive Officer of Visa Inc. in May 2007 after having been designated Executive Chairman in February 2007. Prior to this role, he served Visa International as Executive Chairman of the transition governance committee and officially began serving as Chairman and Chief Executive Officer of Visa Inc. upon its formation in May 2007. Prior to joining Visa International, he served as President of Card Services for Washington Mutual, Inc. since the acquisition of Providian Financial Corporation in October 2005. Mr. Saunders was President and Chief Executive Officer of Providian from November 2001, and Chairman of the board of directors from May 2002, until Washington Mutual’s acquisition of Providian in 2005. From 1997 until 2001, Mr. Saunders served as Chairman and Chief Executive Officer of Fleet Credit Card Services at FleetBoston Financial Corporation. Mr. Saunders served as a member of the board of directors of

Visa U.S.A. from October 2002 to February 2007 and Visa International from October 2005 to February 2007, when he resigned from the boards of directors of Visa U.S.A. and Visa International to take the Executive Chairman position of the Visa transition governance committee. From 1993 to 1997, while Mr. Saunders was at Household Finance Corporation, he served as a member of the boards of directors of MasterCard International Inc. and MasterCard U.S.A., and was elected Chairman of MasterCard International’s board of directors in 1996. Mr. Saunders is also a director of NewStar Financial, Inc. He holds a Bachelor of Science degree in Business Administration and a Master of Business Administration degree, both from the University of Denver.

Byron H. Pollitt joined Visa Inc. as Chief Financial Officer in September 2007. Prior to joining Visa Inc., he worked at Gap Inc. from January 2003 until September 2007, as Executive Vice President and Chief Financial Officer. Before joining Gap, he worked at The Walt Disney Company from 1990 until January 2003, including most recently as the Executive Vice President and Chief Financial Officer of Walt Disney Parks and Resorts. Mr. Pollitt holds a Bachelor of Science degree in Business Economics from the University of California at Riverside and a Master of Business Administration degree from Harvard University.

John (Hans) C. Morris joined Visa Inc. as President in July 2007. From November 2002 until joining Visa Inc., he served as Chief Financial Officer of Citi Markets & Banking (CMB), the capital markets, banking and transaction services business of Citigroup Inc. In this capacity, he was responsible for finance, operations and technology for CMB. Prior to this role, he served in positions of increasing responsibility with Salomon Smith Barney and its predecessor companies for 22 years, including most recently as Vice Chairman and Chief Operating Officer of the Salomon Smith Barney Investment Banking Division from March 2000 to November 2002. Mr. Morris holds a Bachelor of Arts degree from Dartmouth College.

William M. Sheedy joined Visa U.S.A. in April 1993 and in June 2007 was appointed as Executive Vice President, acting in the capacity of principal financial officer, of Visa Inc. during the transition prior to the completion of the reorganization, and as Global Head of Corporate Strategy and Business Development of Visa Inc. Prior to this role, he served as Executive Vice President of Interchange Strategy and Corporate Restructuring Initiatives at Visa U.S.A. from January 2001. In November 2006, he assumed responsibility for all financial-related matters associated with Visa’s reorganization. Prior to joining Visa U.S.A., from 1990 to 1993, he was employed at First Nationwide Bank (currently Citibank) as a Senior Financial Manager in Corporate Finance. Mr. Sheedy holds a Bachelor of Science degree in Finance from West Virginia University and a Master of Business Administration degree from University of Notre Dame.

Joshua R. Floum was appointed as General Counsel and Corporate Secretary of Visa Inc. in July 2007. Prior to that, since January 2004, he served as Executive Vice President, General Counsel and Secretary for Visa U.S.A. Prior to joining Visa U.S.A., he was a partner in the law firms of Holme, Roberts & Owen LLP from 2001 to 2004, Legal Strategies Group from 1996 to 2001 and Heller Ehrman White & McAuliffe LLP from 1985 to 1996. Mr. Floum holds a Bachelor of Arts degree in Economics and Political Science from the University of California at Berkeley and a J.D. degree from Harvard Law School.

John M. Partridge was appointed as Chief Operating Officer of Visa Inc. and Interim President of Visa U.S.A. in July 2007. He joined Visa U.S.A. in October 1999 and has served as President and Chief Executive Officer of Inovant since November 2000. From 1998 until joining Visa, Mr. Partridge served as Senior Vice President and Chief Information Officer of Unum Provident Corp., where he led a corporate restructuring initiative and had direct responsibility for technology and operations. From 1989 to 1998, Mr. Partridge was Executive Vice President for Credicorp Inc., where he was responsible for consumer banking, technology and operations. Prior to joining Credicorp Inc., Mr. Partridge held various management positions with Wells Fargo Bank. Mr. Partridge holds a Bachelor of Science degree in Economics from the University of California at Berkeley.

Ellen Richey joined Visa Inc. as the Chief Enterprise Risk Officer in September 2007. Prior to joining Visa Inc., she most recently worked at Washington Mutual, Inc. as Senior Vice President, Enterprise Risk

Management and Executive Vice President, Cards Services, from October 2005 until June 2006. From October 1999 until October 2005, she served as Vice Chairman of Providian Financial Corporation. At Providian, she also served as the Vice Chairman, Enterprise Risk Management and Chief Legal Officer from 2003 to 2005, General Counsel from 1999 to 2003, Chief Enterprise Risk Officer from 2004 to 2005 and Corporate Secretary from 1999 to 2005. Ms. Richey holds a Bachelor of Arts degree in Linguistics and Far Eastern Languages from Harvard University and a J.D. degree from Stanford Law School.

Elizabeth Buse has served as Global Head of Product of Visa Inc. since June 2007. Ms. Buse joined Visa U.S.A. in 1998 and served as Executive Vice President of Product Development and Management from January 2002 until June 2007. Prior to joining Visa U.S.A., she served as Vice President of strategic initiatives for the Electronic Funds Division of First Data Corporation from 1996 to 1998. Ms. Buse holds a Bachelor of Arts degree in Spanish Linguistics from the University of California, Los Angeles and a Master of Business Administration degree from the Haas School at the University of California at Berkeley.

Hani Al-Qadi has served as a director of Visa Inc. since October 2007. Mr. Al-Qadi has been General Manager and Vice Chairman of Arab Jordan Investment Bank since February 1997. He also currently serves as Chairman of the board of directors of our affiliate, Visa Jordan Services Company; a director of Salam International Investment Limited, a Middle East conglomerate with diversified operations in technology and communications, construction and development, luxury and consumer products, energy and industry, and investments and real estate; and a director of the Palestine Telecommunications Company Ltd., the national telecommunications provider in the Palestinian Authority. He also has served as Managing Director and a director of Mediterranean Tourism Investment Company since January 1997 and Managing Director and a director of the Palestine Investment Bank since September 1994. He previously served as a director of Visa CEMEA from September 2000 to October 2007. Mr. Al-Qadi holds a Bachelor of Science degree in Civil Engineering from Imperial College of Science and Technology, London and a Master of Business Administration degree from Harvard Business School.

Thomas Campbell has served as a director of Visa Inc. since October 2007. Mr. Campbell has been Bank of America Dean and Professor of Business at the Haas School of Business of the University of California, Berkeley since November 2005, and from August 2002 to December 2004. He was Director of the California Department of Finance from December 2004 to November 2005 and a professor at Stanford Law School from September 1987 to August 2002. Mr. Campbell currently serves on the board of directors of FormFactor, Inc., a manufacturer of wafer probe cards. Mr. Campbell holds a Bachelor of Arts degree and Masters degree in Economics from the University of Chicago, a J.D. degree from Harvard Law School and a Ph.D. in Economics from the University of Chicago.

Gary Coughlan has served as a director of Visa Inc. since October 2007. Mr. Coughlan was the Chief Financial Officer and Senior Vice President of Finance of Abbott Laboratories from May 1990 to March 2001. He is currently the Audit Chair of the board of directors of Arthur J. Gallagher & Company, an international insurance brokerage and risk management services firm, and the Audit Chair of the board of directors of The Hershey Company. Mr. Coughlan holds a Bachelor of Arts degree in Economics from St. Mary’s College, a Masters degree in Economics from the University of California Los Angeles and a Master of Business Administration degree from Wayne State University.

Mary B. Cranston has served as a director of Visa Inc. since October 2007. Ms. Cranston is currently the Firm Senior Partner of Pillsbury Winthrop Shaw Pittman LLP, an international law firm. She was the Chair and Chief Executive Officer of Pillsbury from January 1999 until April 2006, and continued to serve as Chair of Pillsbury until December 2006. She currently serves as a director of GrafTech International, Ltd., a manufacturer of carbon and graphite products. Ms. Cranston holds an A.B. degree in Political Science from Stanford University, a J.D. degree from Stanford Law School and a Master of Arts degree in Educational Psychology from the University of California at Los Angeles.

Charles T. Doyle has served as a director of Visa Inc. since October 2007. Mr. Doyle served as a director of Visa U.S.A. from October 1990 to October 2007, a director of Visa International from December 2000 to October 2007 and Chairman of the board of directors of Inovant from September 2007, where he has been a director since November 2000, until October 2007. Mr. Doyle has served as Chairman of the board of directors of Texas First Bank, an independent community bank, since October 1972 and Chairman and Chief Executive Officer of Texas Independent Bankshares, Inc., a financial services holding company, since March 1979. From January 1996 to December 1998, Mr. Doyle served on the Federal Advisory Council to the Board of Governors of the Federal Reserve in Washington, D.C., and from January 1985 to December 1991 as a director of the Federal Reserve Bank in Dallas, Texas. He also served as Mayor of the City of Texas City from May 1990 to May 2000. Mr. Doyle holds a Bachelor of Business Administration degree in Management and Economics from the University of Oklahoma and a Master of Business Administration degree from the University of Houston.

Francisco Javier Fernandez-Carbajal has served as a director of Visa Inc. since October 2007. Mr. Fernandez-Carbajal has been a consultant for public and private investment transactions and a wealth management advisor since January 2002. From July 2000 to January 2002, Mr. Fernandez-Carbajal served as Chief Executive Officer of the Corporate Development Division of Grupo Financiero BBVA Bancomer, a financial institution in Mexico. Prior to this role, he served in other senior executive positions since joining Grupo Financiero BBVA Bancomer in September 1991, including most recently as President from October 1999 to July 2000. Mr. Fernandez-Carbajal currently serves as Chairman of the Board of Primero Fianzas, a surety company in Mexico. He is also a director of Fomento Economico Mexicano, a beverage company in Latin America, Grupo Aeroportuario del Pacifico, a company that operates airports in Mexico, and El Puerto de Liverpool, a company that constructs and operates department stores and commercial centers in Mexico. Mr. Fernandez-Carbajal holds a degree in Mechanical & Electrical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a Master of Business Administration degree from the Harvard Business School.

Peter Hawkins has served as a director of Visa Inc. since October 2007. Mr. Hawkins served as a director of Visa International from October 2001 to October 2007 and a director of Inovant from November 2001 to February 2005 and from October 2005 to April 2006. Mr. Hawkins served in positions of increasing responsibility with Australia and New Zealand Banking Group Limited since joining in December 1971, most recently as Group Managing Director, Group Strategic Development from April 2002 to his retirement in December 2005. He is a non-executive director of Mirvac Group, the Treasury Corporation of Victoria, Liberty Financial and St. George Bank Limited. He was also the Chairman of the board of directors of Visa AP from May 2005 to October 2007. Mr. Hawkins holds a Bachelor of Commerce and Administration degree at Victoria University, Wellington, New Zealand.

Suzanne Nora Johnson has served as a director of Visa Inc. since October 2007. Ms. Johnson was a Vice Chairman of The Goldman Sachs Group, Inc. from November 2004 to January 2007. Prior to this role, she served in several senior management positions at Goldman Sachs since joining in December 1985, including as head of the Global Investment Research Division from February 2002 to January 2007, as Chairman of the Global Markets Institute from November 2004 to January 2007 and as a member of the management committee from February 2002 to January 2007. She currently serves on the audit committees of the boards of directors of Pfizer Inc. and Intuit Inc., a provider of business, financial management and tax solutions. Ms. Johnson holds a Bachelor of Arts degree in Economics, Philosophy/Religion and Political Science from the University of Southern California and a J.D. degree from Harvard Law School.

Robert W. Matschullat has served as a director of Visa Inc. since October 2007. Mr. Matschullat is a private equity investor. He served as the interim Chairman and interim Chief Executive Officer of The Clorox Company from March 2006 to October 2006. He also served as the Vice Chairman of the board of directors and as Chief Financial Officer of the Seagram Company Limited, a global company with entertainment and beverage operations, from 1995 until 2000. Previously, he was head of worldwide investment banking at Morgan Stanley & Co. Incorporated from 1991 to 1995 and served on the board of directors of Morgan Stanley from

1992 to 1995. Mr. Matschullat serves on the board of directors of The Clorox Company and The Walt Disney Company. Mr. Matschullat holds a Bachelor of Arts degree in Sociology from Stanford University and a Master of Business Administration degree from the Stanford Graduate School of Business.

David I. McKay has served as a director of Visa Inc. since October 2007. Mr. McKay served as the Chairman of Visa Canada from May 2006 to October 2007, a director of Visa Canada from March 2005 to October 2007 and a director of Visa International from April 2007 to October 2007. Mr. McKay has served as the Executive Vice President of Personal Financial Services at Royal Bank of Canada since October 2006. Prior to this role, he served in positions of increasing responsibility since joining Royal Bank of Canada in 1988, including most recently as Head of Personal Banking from October 2005 to October 2006 and Senior Vice President of Financing Products from October 2003 to October 2005. Mr. McKay holds a Bachelor of Mathematics degree from the University of Waterloo and a Master of Business Administration degree from the Ivey Business School at University of Western Ontario.

Cathy Elizabeth Minehan has served as a director of Visa Inc. since October 2007. Ms. Minehan retired from the Federal Reserve Bank of Boston in July 2007 after serving 39 years with the Federal Reserve System, including most recently as the President and Chief Executive Officer of the Federal Reserve Bank of Boston from July 1994 to July 2007, a member of the Federal Open Market Committee from July 1994 to July 2007 and First Vice President and Chief Operating Officer of the Federal Reserve Bank of Boston from July 1991 to July 1994. Ms. Minehan has served as Managing Director of Arlington Advisory Partners, an advisory services firm, since July 2007. She also currently serves as a director on several not-for-profit boards of directors, including the board of directors of Massachusetts General Hospital and the University of Rochester. Ms. Minehan holds a Bachelor of Arts degree in Political Science from the University of Rochester and a Master of Business Administration degree from New York University.

David J. Pang has served as a director of Visa Inc. since October 2007. Mr. Pang has been an adjunct Professor in the Faculty of Business Administration of The Chinese University of Hong Kong since 2002 and the Faculty of Business of City University of Hong Kong since 2004. He served as Chief Executive Officer of the Airport Authority of Hong Kong from January 2001 to February 2007. He was Corporate Vice President of E.I. DuPont de Nemours and Company and the Chairman of DuPont Greater China from 1995 to 2000. He holds a Masters degree in Engineering from the University of Rhode Island and a Ph.D. in Engineering from the University of Kentucky.

Charles W. Scharf has served as a director of Visa Inc. since October 2007. Mr. Scharf served as a director of Visa U.S.A. from May 2003 to October 2007. Mr. Scharf has served as Chief Executive Officer of Retail Financial Services at JP Morgan Chase & Co. since July 2004 and Chief Executive Officer of the retail division of Bank One Corporation from May 2002 to July 2004. Prior to this, he was Chief Financial Officer/Executive Vice President at Bank One Corporation from 2000 to 2002, Chief Financial Officer of the Corporate and Investment Bank division at Citigroup, Inc. from 1999 to 2000 and Chief Financial Officer at Salomon Smith Barney and its predecessor company from 1995 to 1999. Mr. Scharf was also a director of Travelers Property Casualty Corporation from September 2002 to September 2005. He holds a Bachelor of Arts degree from The John Hopkins University and a Master of Business Administration degree from New York University.

Segismundo Schulin-Zeuthen has served as a director of Visa Inc. since October 2007. Mr. Schulin-Zeuthen served a director of Visa International from July 2003 to October 2007 and a director of Inovant from February 2004 to October 2007. Mr. Schulin-Zeuthen served as a member of the board of directors of Banco de Chile from May 1999 to March 2007 and was Chairman of the board of directors from May 1999 to March 2004. Previously, he was President and Chief Executive Officer of Banco de Chile from 1987 to May 1999. He also is Chairman of the board of directors of COMBANC S.A. He served as the Chairman of the board of directors of Visa LAC from March 2003 to October 2007. Mr. Schulin-Zeuthen holds a Bachelor of Science degree in Commercial Engineering from the Universidad de Chile.

William Shanahan has served as a director of Visa Inc. since October 2007. Mr. Shanahan was the President of Colgate-Palmolive Company from 1992 to September 2005. He is currently on the board of directors and audit committee of Diageo PLC, a premium drinks business with a collection of international brands. He holds a Bachelor of Arts degree in Geography from Dartmouth College.

John A. Swainson has served as a director of Visa Inc. since October 2007. Mr. Swainson served as a director of Visa U.S.A. from April 2006 to October 2007. Since February 2005, Mr. Swainson has served as Chief Executive Officer of CA, Inc., an information technology management software company, and he has served as President and a director of the company since November 2004. Prior to his joining CA, Mr. Swainson served as Vice President of Worldwide Sales for IBM’s Software Group from July 2004 to November 2004. Previously, he was General Manager of the Application Integration Middleware division of IBM from 1997 to 2004. He also serves as a director of Cadence Design Systems, an electronic design automation technologies and engineering services company. Mr. Swainson holds a Bachelor of Applied Science degree in Engineering from the University of British Columbia.

Johannes (Hans) I. van der Velde has served as a director of Visa Inc. since October 2007. Mr. van der Velde joined the EU region of Visa International in September 1995, prior to its incorporation as Visa Europe, and was appointed as a director and Deputy Chairman of the board of directors of Visa Europe in March 2006, after serving as a member of the board of directors of Visa Europe since 1995. He was also a director of Visa International from July 2004 to October 2007 and a director of Inovant from November 2000 to October 2007. From September 1995 to February 2006, Mr. van der Velde served as President and Chief Executive Officer of the EU region of Visa International and then Visa Europe after its incorporation as a group member of Visa International in July 2004, and has been a director of Gieseke & Devrient since 2000. Mr. van der Velde holds a Bachelor of Arts degree in Economics and a Masters degree in Economics, both from the University of Amsterdam.

Directors

Composition of our Board of Directors

Until the third anniversary of this offering, our board of directors will consist of 17 directors, 10 of whom must be independent directors in accordance with applicable stock exchange and SEC rules, comprised of the following:

•	two directors will be regional directors from our U.S.A. region;

•	one director will be a regional director from our Canada region;

•	one director will be a regional director from our AP region;

•	one director will be a regional director from our LAC region;

•	one director will be a regional director from our CEMEA region;

•	the Chief Executive Officer of Visa Inc.; and

•	10 additional independent directors.

From and after the third anniversary of the closing of this offering, the number of members of our board of directors will be determined by an affirmative vote of the majority of the board of directors. The board of directors must at all times be comprised of at least 58% independent directors.

Classification of Our Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors. The three classes, which are required to be as nearly equal in number as possible, are designated class I, class II and class III, and serve staggered terms.

•

Class I directors. Each regional director serves as a class I director. The term of the class I directors will expire on the first anniversary of the closing of the reorganization, except that the term of the regional director for Visa Europe will expire on the day immediately prior to the closing date of this offering. The individuals appointed as class I directors are Hani Al-Qadi, Charles T. Doyle, Peter Hawkins, David I. McKay, Charles W. Scharf, Segismundo Schulin-Zeuthen and Johannes (Hans) I. van der Velde.

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Class II directors. Our Chief Executive Officer and five of the independent directors serve as class II directors. The term of the class II directors will expire on the second anniversary of the closing of the reorganization, or, in the case of our Chief Executive Officer, the earlier of: (i) October 1, 2009, the second anniversary of the closing of the reorganization; and (ii) the date on which he or she ceases to hold the title of Chief Executive Officer. The individuals appointed as class II directors are Joseph W. Saunders, Thomas Campbell, Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal and Suzanne Nora Johnson.

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Class III directors. The remaining independent directors serve as class III directors. The term of the class III directors will expire on the third anniversary of the closing of the reorganization. The individuals appointed as class III directors are Robert W. Matschullat, Cathy Elizabeth Minehan, David J. Pang, William Shanahan and John A. Swainson.

The vacancies resulting from the expiration of the term of the regional class I directors prior to the third anniversary of this offering will be filled with directors nominated by a representative sample of the holders of the applicable class of common stock that was entitled to vote for the election of such regional director, as our board of directors may determine in its sole discretion, which is referred to as the regional nominating committee. If the board of directors does not approve a nominee submitted by the regional nominating committee, the vacancy will be filled by a director elected at a special meeting of our class A stockholders. Except as noted above, successors to each class of directors whose term is expiring shall be elected by the stockholders at the annual meeting of our class A stockholders immediately preceding the applicable expiration date and shall be elected for a term expiring at the next annual meeting of such stockholders.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating/corporate governance committee.

Audit Committee

Our audit committee, among other things, provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our internal control over financial reporting and the performance of our internal audit function and independent auditors. The audit committee is also responsible for the selection, retention, termination, compensation and oversight of the work of our independent registered public accounting firm. The current members of the audit committee are Robert W. Matschullat (chairperson), Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal and Cathy Elizabeth Minehan, each of whom has been determined by our board to be “independent” under applicable stock exchange and SEC rules. Each member of the audit committee must be financially literate. Robert W. Matschullat is an “audit committee financial expert” as that term is defined under the SEC rules. The audit committee meets at least quarterly, or more frequently as circumstances dictate.

Compensation Committee

Our compensation committee provides assistance to our board of directors in fulfilling its responsibilities with respect to its oversight of the compensation programs and the compensation of our executive officers. The compensation committee is responsible for, among other things, establishing and reviewing our overall compensation policy for our Chief Executive Officer and other executive officers, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers, evaluating the performance of our Chief Executive Officer and our other executive officers in light of those goals and objectives and recommending his or her compensation. In addition, the compensation committee is responsible for reviewing, and recommending changes to, our incentive and equity-based compensation plans, and monitoring our employee benefits plans. The compensation committee regularly reports its activities to our board of directors. The current members of the compensation committee are William Shanahan (chairperson), Thomas Campbell, Suzanne Nora Johnson and John A. Swainson, each of whom has been determined to be “independent” under applicable stock exchange and SEC rules. Additionally, no director may serve unless he or she is a “non- employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and satisfies the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code. The compensation committee meets at least twice annually or more frequently as circumstances dictate.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee provides assistance to our board of directors in, among other things, identifying individuals qualified to become our directors and selecting, or recommending that our board of directors select, nominees for our board of directors. The nominating/corporate governance committee also developed a set of corporate governance principles, which has been adopted by our board of directors, and oversees the evaluation of our board of directors and our management. The nominating/corporate governance committee is responsible for board selection, composition and evaluation, committee selection and composition, corporate governance, continuity and succession planning process, and provision of regular reports to our board of directors. The current members of the nominating/corporate governance committee are Thomas Campbell (chairperson), Suzanne Nora Johnson, David J. Pang and William Shanahan, each of whom has been determined to be “independent” under applicable stock exchange and SEC rules. The nominating/corporate governance committee meets at least twice annually or more frequently as circumstances dictate.

Director Independence

Each of the audit, compensation and nominating/corporate governance committees is comprised of three or more directors, who have been determined by our board of directors to be “independent” under applicable stock exchange and SEC rules. Currently, the following individuals serve on our board of directors as independent directors within the independence standards of the applicable stock exchange and SEC rules: Thomas Campbell, Gary Coughlan, Mary B. Cranston, Francisco Javier Fernandez-Carbajal, Suzanne Nora Johnson, Robert W. Matschullat, Cathy Elizabeth Minehan, David J. Pang, William Shanahan and John A. Swainson.

Compensation Committee Interlocks and Insider Participation

Prior to the completion of the reorganization, Joseph W. Saunders, our Chairman and Chief Executive Officer, served as our sole director and participated in deliberations concerning executive compensation. Currently, none of the members of the compensation committee, which was constituted after the completion of the reorganization, is or has ever been one of our officers or employees. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified.

Our amended and restated certificate of incorporation provides for indemnification of our directors and officers to the fullest extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with each of our executive officers and directors, which require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions and the indemnification agreements between us and our executive officers and directors may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the company or its stockholders; (2) for acts or omissions not in good faith or which include intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (certain unlawful payments of dividend or unlawful stock purchases or redemptions); or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes such a provision.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the law. We maintain standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies: (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act; and (2) to us with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our global total rewards programs have been designed to support a globally consistent philosophy while accommodating regulatory, cultural or practical differences in geographies. We expect this approach will enable us to attract, retain and motivate our employees and emphasize performance-based differentiation of compensation based on corporate and stockholder values. In order to be competitively positioned to attract and retain key executives, we target total compensation for executive officers, including salary, annual incentive target and long-term incentive value, at the 50th percentile of compensation paid to similarly situated executive officers of the companies comprising our compensation peer group, with actual positioning determined by individual, group or company performance, allowing for 75th percentile of our compensation peer group’s total compensation to reward key executive officers who demonstrate exceptional experience, skills, competencies and performance. In addition, we expect to increase the performance-based portion of an executive officer’s target pay by increasing the percentage of target pay attributable to annual and long-term incentives and decreasing the percentage of target pay attributable to base salary.

Our compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals and that aligns executive officers’ interests with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing stockholder value. Our compensation committee will evaluate both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions relative to the compensation paid to similarly situated executives of our peer companies and that compensation paid to our key employees remains competitive. To that end, our compensation committee believes compensation provided to our executive officers should include both cash compensation and equity-based compensation.

Role of Chief Executive Officer in Compensation Decisions

Our Chief Executive Officer will annually review the performance of each executive officer (other than the Chief Executive Officer, whose performance will be reviewed by the compensation committee). The conclusions reached and recommendations based on these reviews, including such items as salary adjustments and annual award amounts, will be presented to the compensation committee. The compensation committee can exercise discretion in modifying any compensation recommendations or awards to executive officers and will approve all compensation decisions for our executive officers.

Setting Executive Compensation

Our compensation committee will structure executive compensation to include an annual cash incentive component and a long-term equity incentive component to motivate our executive officers to achieve their business goals and reward them for achieving such goals.

We have retained Towers Perrin, a global human resources consulting firm, to conduct an annual review of our total compensation program with respect to executive compensation. We will conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the combination of elements used to compensate our executive officers. This review will be based on public information and third party surveys of executive compensation paid by publicly traded peer companies of similar size and focus, including financial services, processing, technology and business services companies, which we refer to, collectively, as the compensation peer group.

Several criteria were used to identify the compensation peer group: (1) industry—we expect that we will compete for talent with financial services, processing, high technology and business services companies; (2) geography—to ensure that the companies identified as peers have broad international presence because we are a company with global operations; and (3) financial scope—management talent should be similar to that in companies that have similar financial characteristics (e.g., revenues, market capitalization and total assets). The companies currently comprising the compensation peer group are:

	Financial Services	Processing	Technology	Business Services

Equivalent Sized Peers	• Allianz • American Express • HSBC	• ADP • eBay • First Data • Fiserv • MasterCard • State Street	• Google • Oracle • Sun Microsystems	• EDS • Sabre Holdings

Large Peers	• AIG • General Electric • Merrill Lynch • Morgan Stanley		• Cisco • Intel • IBM

The compensation peer group is divided into two groups for purposes of compensation benchmarking. For “equivalent sized” companies (revenues generally less than $30 billion), we select benchmark positions that most accurately reflect the responsibilities of our executive officers. For large companies (revenues generally greater than $30 billion), we select benchmark positions at the business unit level where available and positions with reporting levels that are generally one reporting level below comparable positions at Visa and the “equivalent sized” companies in the compensation peer group.

In addition, our compensation committee will take into account publicly available data relating to the compensation practices and policies of other companies within and outside our industry.

The compensation peer group provides a relevant benchmark of compensation levels from external sources and allows us to assess the compensation practices of our primary competitors for employees. In addition, the compensation peer group indicates the practices of leading organizations of comparable scope and focus and provides a benchmark for establishing corporate performance expectations for incentive programs.

A significant percentage of total compensation will be allocated to incentive-based compensation as a result of the compensation philosophy mentioned above. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between either cash or non-cash, annual or long-term incentive compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of our company goals.

We also use sign-on bonuses from time to time when recruiting executive officers. We may agree to pay a sign-on bonus to make our employment offers competitive given that candidates who are currently employed at other companies frequently forfeit potential compensation by accepting employment with us.

Executive Compensation Components

The principal components of compensation of our executive officers are:

•	base salary;

•	annual incentive programs;

•	long-term incentive compensation;

•	retirement and other benefits;

•	perquisites and other personal benefits; and

•	post-termination severance.

Base Salary

The purpose of our base salary program is to reward demonstrated experience, skills and competencies relative to the market value of the job. Our compensation committee approves base salaries of all of our executive officers. Base salaries are targeted at the median of the compensation peer group for comparable skills and experience, but we allow for flexibility in salaries above or below the median based on area of expertise, performance or proficiency.

During its review of base salaries for executive officers, the compensation committee will consider:

•	market data provided by our outside consultants;

•	internal review of the executive officer’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive officer.

Salary levels are typically considered annually as part of our performance review process, as well as upon a promotion or other change in job responsibilities.

Annual Incentive Programs

Our annual cash bonus programs consist of: (i) the Visa U.S.A. annual incentive plan, pursuant to which bonuses were awarded in fiscal 2006 and fiscal 2007, but which was terminated at the end of fiscal 2007; and (ii) the Visa Inc. annual incentive plan, which governs cash awards in fiscal 2008 and in the future.

Visa U.S.A. Annual Incentive Plan. Prior to the completion of the reorganization, Visa U.S.A. (and its majority-owned subsidiary, Inovant) maintained annual incentive plans that provided for annual cash bonuses based on the achievement of pre-established performance targets and goals in addition to individual performance. The use of pre-established performance targets and goals assisted in aligning an executive officer’s compensation with the entity’s operating and financial results. However, Visa U.S.A. recognized that important aspects of executive officers’ contributions to Visa’s success were not properly evaluated based solely on achievement of performance targets and goals, especially in light of the challenges and uncertainties presented by the reorganization transactions. Accordingly, in fiscal 2007, Visa U.S.A. took into consideration an individual performance component, which allowed the board of directors or committee to differentiate awards.

The aggregate level of awards under the Visa U.S.A. annual incentive plan was determined based on the actual combined performance of Visa U.S.A. and Inovant as compared to pre-established performance goals. Both the performance metrics and actual results were determined on the basis of combining the metrics and results of the two entities. The performance metrics, weighting, target performance level and actual performance results for fiscal 2007 are displayed in the following table:

Metric	Weighting (%)	Target ($)	Actual Results ($)	Achievement Relative To Target
Revenue	50	3,316,000,000	3,606,000,000	Between target and maximum
Net Income	50	645,000,000	830,000,000	Maximum

Achievement of corporate and individual performance targets impacted the amount of the bonuses payable to Visa U.S.A. executives under the 2007 Visa U.S.A. Incentive Plan, although the human resources and compensation committee of the Visa U.S.A. board of directors retained discretion in determining any adjustments to these awards based on each executive officer’s individual contribution to corporate results.

The funding level of the incentive plan pool was determined by corporate results compared with the corporate targets, as stated above. Messrs. Sheedy’s, Floum’s and Partridge’s, bonus payouts were based on the achievement of these corporate goals and evaluation by the human resources and compensation committee of individual performance against individual goals. The human resources and the compensation committee of the Visa U.S.A. board of directors used discretion in determining bonus payouts relative to plan guidelines.

•

The committee awarded Mr. Sheedy the maximum annual award of 200% of his target bonus based on his performance as evaluated by the committee relative to his leadership of Interchange Strategy and Merchant Acceptance in the U.S. region for a portion of the year and his performance in managing the finance function during the transition to Visa Inc., including all finance aspects of the reorganization. Mr. Sheedy achieved his individual performance goals.

•

The committee awarded Mr. Floum an award of 175% of his target bonus in consideration of Mr. Floum’s performance relative to his goals related to his role as general counsel for Visa U.S.A. These goals included his general responsibilities of successfully managing the legal and government relations functions for the organization. Mr. Floum’s award also was based on the key role he played in carrying out the reorganization, including successful negotiations of the merger agreements with all constituents and the creation of the retrospective responsibility plan relating to the covered litigation. Mr. Floum achieved his individual performance goals.

•

The committee awarded Mr. Partridge the maximum annual award of 200% of his target bonus in consideration of Mr. Partridge’s performance relative to his goals of managing Inovant for a portion of the year and Inovant’s performance against its business goals of system performance, efficiency and customer satisfaction, as well as his added responsibility during the year to manage the organizational transition management team, leading the business negotiation regarding the framework agreement with Visa Europe and serving as Chief Executive Officer of Visa U.S.A. for a portion of the year. Mr. Partridge achieved his individual performance goals. Additionally, the committee used its discretion to award Mr. Partridge an additional annual incentive plan award equal to $448,000 as described in the footnotes following “—Summary Compensation Table.”

Visa Inc. Annual Incentive Plan. The Visa Inc. Incentive Plan, which we refer to as our annual incentive program, has been designed to reward annual performance and achievement of strategic goals, align employee interests with those of our stockholders and provide market-competitive compensation to employees on an individual employee basis. The annual incentive program will be funded based on global corporate performance metrics for the fiscal year. The compensation committee is currently in the process of determining the corporate performance measures. The compensation committee will establish target incentives at the median of our compensation peer group, consistent with local market practice, and allow individual awards to be allocated based on a combination of corporate, group and individual performance measures, which will vary by level and scope of position. Performance is measured and award amounts are determined after the completion of each fiscal year. At the most senior levels in the organization, the measures used to determine awards will be heavily weighted toward corporate performance with a small portion dependent on either group or individual performance goals.

For our Chief Executive Officer, 80% of the annual award will depend on the Visa Inc. corporate performance measures, which will be defined by our compensation committee. The remaining 20% will be determined by the compensation committee based on individual performance measures. The compensation committee determined that the split of 80% corporate measures and 20% individual performance measures for the Chief Executive Officer appropriately reflects his responsibility for the overall management of Visa and correspondingly aligns his goals most closely with Visa’s corporate goals. For Mr. Saunders, the individual performance measures are being developed by the compensation committee. More information about Mr. Saunders’s employment arrangements can be found under “—Executive Compensation and Director Compensation Tables—Summary Compensation Table” and “—Employment Arrangements.”

For the other executive officers, 70% of the annual award will be determined based on the corporate performance measures. The remaining 30% will be determined by the Chief Executive Officer and approved by the compensation committee based on either group or individual performance measures. The compensation committee determined that the split of 70% corporate and 30% individual/group performance for our other executive officers appropriately reflects that each of these officers shares the primary goals and objectives of the overall corporation, but also recognizes the importance of the goals that relate solely to their area of responsibility.

Under the plan, target incentive opportunities are expressed as a percentage of base salary based on position, market pay levels and our overall compensation philosophy, which emphasizes performance. The 2008 target annual incentive awards for our named executive officers, as defined under“—Summary Compensation Table,” expressed as a percentage of base salary are as follows:

Name	2008 Target Award (%)
Joseph W. Saunders	250
Byron H. Pollitt	100
John (Hans) C. Morris	150
William M. Sheedy	75
Joshua R. Floum	100
John M. Partridge	150

Actual awards can range from 0% to 200% of these target awards based on actual performance results.

Long-Term Incentive Compensation

Prior to the reorganization, cash-based long-term incentive plan, or LTIP, awards were generally provided through plans maintained by Visa U.S.A. (and its majority-owned subsidiary, Inovant). Although no new cash LTIP awards will be made under these long-term cash incentive plans, the plans will remain in effect for the past awards that have not yet vested. Beginning in fiscal 2008, we intend to provide long-term incentive compensation for our employees pursuant to the Visa Inc. 2007 Equity Incentive Compensation Plan.

Visa U.S.A. Long-Term Incentive Plan. This plan is a cash-based plan, in which awards vest at the end of a three-year plan cycle. At the beginning of the plan cycle, each participant is granted a target award which, at the end of the first year, is adjusted by the human resources and compensation committee up or down, from 0% to 220%, based on the combined corporate performance of Visa U.S.A. and Inovant.

For target awards granted at the beginning of fiscal 2007 under this long-term cash incentive plan, the corporate performance metrics, weighting, target performance level and actual performance results are the same as for the Visa U.S.A. annual incentive plan described above. These performance results for fiscal 2007 resulted in a 184% adjustment to target awards for Messrs. Sheedy, Floum and Partridge.

The target award adjusted by this performance-determined ratio will be subject to vesting. This non-vested award will be automatically deferred for the remaining two years in the plan cycle and credited to an individual account that is further credited with gains or losses from certain Fidelity fund investments that the participant may select. At the end of the plan cycle, if the executive is still an employee, the award becomes vested and payable to the participant.

Visa Inc. 2007 Equity Incentive Compensation Plan. The Visa Inc. 2007 Equity Incentive Compensation Plan, which we refer to as the equity incentive plan, was adopted to award long-term compensation following the reorganization. The equity incentive plan is designed to align management interests with those of stockholders, provide opportunities for wealth creation and ownership, and encourage a long-term focus, which we believe promotes retention.

The equity incentive plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining our non-employee directors, officers, employees and consultants and those of our subsidiaries. To achieve this purpose, the equity incentive plan allows the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other equity-based awards to eligible persons, covering a total of up to 59,000,000 shares of class A common stock.

The equity incentive plan became effective in October 2007 upon the completion of the reorganization. The equity incentive plan will continue in effect until all of the common stock available under the equity incentive plan is delivered and all restrictions on those shares have lapsed, unless the plan is terminated earlier by our board of directors. No awards may be granted under the plan on or after 10 years from its effective date.

The compensation committee administers the equity incentive plan and determines the non-employee directors, employees and consultants that may be granted awards under the equity incentive plan, the size and types of awards, the terms and conditions of awards, the timing of awards and the form and content of the award agreements.

It is anticipated that the initial grants made under this plan will be made in fiscal 2008.

Special Bonus Program

Although it is not an ongoing element of our compensation plans, we instituted a special broad-based bonus program for all eligible employees at the end of fiscal 2007 to reward performance during the transition to Visa

Inc. and to encourage all of those employees to focus on the continuing operations of each business unit while at the same time preparing the organization to become a public company and achieve the anticipated benefits of the reorganization. Under this program, Messrs. Saunders, Sheedy, Floum and Partridge each received a special cash bonus at the end of fiscal 2007, which is disclosed in the “—Bonus” column of “—Summary Compensation Table.” Under this special bonus program, all eligible employees, including these executive officers, are also expected to receive restricted stock with a value equal to the amount of his previous special cash bonus upon the successful completion of this offering, subject to approval by our compensation committee. If the compensation committee does not approve such restricted stock awards, each such eligible employee will receive an additional cash bonus in an amount equal to his or her previous special cash bonus on the earlier of the anniversary of this offering or March 31, 2009.

Retirement and Other Benefits

Our benefits programs are designed to be competitive, cost-effective and compliant with local regulations. We generally target the median of the market, with flexibility to position above or below the median where local conditions dictate. It is our objective to provide core benefits, including medical, retirement, life insurance, paid time off and leaves of absence, to all employees and to allow for supplementary non-core benefits based on local market practice and local culture.

We sponsor a tax-qualified defined benefit pension plan, which we refer to as the retirement plan, and a tax-qualified defined contribution thrift plan, which we refer to as the thrift plan, to provide market driven retirement benefits to all eligible employees in the United States. We have changed the design of the defined benefit plan to a cash-balance plan effective for 2008 to better align our benefits with our peer companies and the overall market. In addition to the tax-qualified retirement plan and the thrift plan, we maintain a non-qualified excess retirement plan and a non-qualified excess thrift plan to make up for the limitations imposed on these tax-qualified plans by the Internal Revenue Code. We sponsor an unfunded non-qualified deferred compensation plan, which we refer to as the deferred compensation plan, which allows executive officers and certain other highly compensated employees to defer a portion of their annual incentive awards and their long-term cash incentive awards or sign-on bonuses to help them with tax planning and to provide competitive benefits. See “—Visa Retirement Plan,” “—Visa Thrift Plan” and “—Nonqualified Deferred Compensation.”

Perquisites and Other Personal Benefits

We may provide executive officers with perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to attract and retain qualified executive officers and to facilitate the performance of executive officers’ management responsibilities. As part of our reorganization and review of our overall compensation strategy, we eliminated several perquisites for our executive officers, including car allowances and financial planning, beginning in fiscal 2008. See footnote (8) to “—Summary Compensation Table.” For fiscal 2008, we also have instituted a policy that allows the Chief Executive Officer, the President, the Chief Operating Officer and other key employees or their spouses, as approved by the Chief Executive Officer, to use a corporate aircraft for limited personal use. Business priorities will always take precedence over personal usage. These employees will be responsible for all income taxes related to their personal usage.

Tax Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the ability of Visa to deduct for tax purposes compensation over $1,000,000 to our principal executive officer or any one of our three highest paid executive officers, other than our principal executive officer or principal financial officer, who are employed by us on the last day of our taxable year, unless, in general, the compensation is paid pursuant to a plan that is performance related, non-discretionary and has been approved by Visa’s stockholders. No such limitation on deductibility was applicable to fiscal 2007. Compensation from awards made before our first annual meeting in 2012 under plans that existed before the closing of this offering will be exempt from the deduction limitations otherwise imposed by Section 162(m), if the plan is not materially modified during this period. The compensation committee will review and consider the deductibility of executive compensation under Section 162(m) and may authorize certain payments that will be in excess of the $1,000,000 limitation. The compensation committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain and reward executives responsible for the success of the company.

Executive Compensation and Director Compensation Tables

Summary Compensation Table

The following table sets forth the total compensation earned for services rendered during fiscal 2007 and fiscal 2006 by the named executive officers of Visa Inc.: (1) the current principal executive officer and principal financial officer; (2) the principal financial officer prior to the completion of the reorganization; and (3) the three other most highly compensated executive officers during fiscal 2007. For fiscal 2006 and fiscal 2007, this compensation was paid by Visa U.S.A., Visa International or Inovant, as applicable.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus(5) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(6) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(7) ($)	All Other Compensation(8) ($)	Total ($)
Joseph W. Saunders(1) Chairman & Chief Executive Officer	2007 2006	804,519 —	10,230,514 —	— —	— —	— —	41,113 —	71,171 —	11,147,317 —

Byron H. Pollitt(2) Chief Financial Officer	2007 2006	27,083 —	250,000 —	— —	— —	— —	— —	— —	277,083 —

John (Hans) C. Morris(3) President	2007 2006	145,192 —	3,343,750 —	— —	— —	— —	5,429 —	— —	3,494,371 —

William M. Sheedy Global Head of Corporate Strategy and Business Development (former principal financial officer)	2007 2006	360,430 350,013	354,785 250,000	— —	— —	1,490,768 1,254,106	155,105 45,096	57,551 66,840	2,418,639 1,966,055

Joshua R. Floum(4) General Counsel and Corporate Secretary	2007 2006	532,104 —	445,918 —	— —	— —	2,132,372 —	84,029 —	72,922 —	3,267,345 —

John M. Partridge Chief Operating Officer	2007 2006	635,411 625,025	1,170,183 1,076,320	— —	— —	3,169,989 2,576,690	475,512 533,214	129,571 117,101	5,580,666 4,928,350

(1)	Mr. Saunders joined Visa in February 2007 and therefore earned no compensation during fiscal 2006. See the “—Director Compensation” table below for amounts paid to Mr. Saunders during fiscal 2007 while serving as a non-employee director of Visa U.S.A. and Visa International.
(2)	Mr. Pollitt joined Visa in mid-September 2007.
(3)	Mr. Morris joined Visa in July 2007.
(4)	Mr. Floum became a named executive officer of Visa Inc. in fiscal 2007.
(5)

The amount in column (d) for 2007 for Mr. Saunders includes a special cash bonus of $475,000 under our broad-based 2007 special bonus program, an annual incentive award of $1,062,500 paid pursuant to his executive chairman letter, an annual incentive award of $3,951,370 and a long-term incentive award of $4,741,644 paid pursuant to his letter agreement. Each award to Mr. Saunders was determined by the transition governance committee, which was comprised of directors from each Visa region and Visa International and which led the transition to Visa Inc. The amount in column (d) for fiscal 2007 for Mr. Pollitt reflects a sign-on bonus of $250,000. The amount in column (d) for fiscal 2007 for Mr. Morris reflects a sign-on bonus of $2,500,000 and an annual incentive award of $843,750 payable pursuant to his employment agreement. The amount in column (d) for fiscal 2007 for Mr. Sheedy reflects a special cash bonus of

$354,785 under our broad-based 2007 special bonus program. The amount in column (d) for fiscal 2007 for Mr. Floum reflects a special cash bonus of $445,918 under our broad-based 2007 special bonus program. For a detailed discussion of the special bonus, please refer to “—Compensation Discussion and Analysis.” The amount in column (d) for fiscal 2007 for Mr. Partridge includes an additional discretionary annual incentive award of $448,000 and a special cash bonus of $722,183 under our broad-based 2007 special bonus program.

(6)	The amounts in column (g) reflect performance-based cash awards earned under the Visa U.S.A. Incentive Plan. Under the plan, Mr. Sheedy received $350,013, Mr. Floum received $695,653 and Mr. Partridge received $937,500. This column also reflects the year-one performance award under the Visa U.S.A. Long-Term Incentive Plan. Under this plan, Mr. Sheedy’s performance award was valued at $920,000, Mr. Floum’s performance award was valued at $1,196,000 and Mr. Partridge’s performance award was valued at $1,472,000. The long-term incentive plan awards for Messrs. Sheedy, Floum and Partridge will vest on September 30, 2009. The amounts in column (g) also reflect the change in market value of the unvested long-term incentive plan awards that are invested in an investment account until the end of each three-year plan cycle (Mr. Sheedy—$220,755, Mr. Floum—$240,719, Mr. Partridge—$760,489).
(7)	The amounts in column (h) reflect the actuarial increase in the present value of benefits under all pension plans. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in Note 8 of Visa U.S.A. Inc.’s consolidated unaudited financial statements for the nine months ended June 30, 2007, which are included elsewhere in this prospectus. There are no above market earnings on non-qualified deferred compensation.
(8)	The following table sets forth certain information with respect to “—All Other Compensation” reported in column (i).

(a)		(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name	Year	Auto Allowance ($)		Financial Planning ($)	Thrift Plan Match ($)	Excess Thrift Plan Contribution ($)	Companion Travel ($)	Companion Travel Tax Gross Up ($)	Executive LTD ($)	Total ($)
Joseph W. Saunders	2007	4,024	(1)	—	13,063	6,156	26,001	21,927	—	71,171
Byron H. Pollitt	2007	—		—	—	—	—	—	—	—
John (Hans) C. Morris	2007	—		—	—	—	—	—	—	—
William M. Sheedy	2007	22,800		—	20,250	11,251	—	—	3,250	57,551
Joshua R. Floum	2007	22,800		—	13,500	18,301	9,683	5,388	3,250	72,922
John M. Partridge	2007	22,800		43,040	13,500	24,001	16,296	6,684	3,250	129,571

(1)	Reflects the cost of personal use (including commuting) of a company provided car and driver. The amount in the table is determined based on the incremental cost to the company of the fuel related to the proportion of time the car was used for non-business trips and also includes the cost of the driver’s salary for the proportion of time the driver was utilized for non-business trips.

Grants of Plan-Based Awards

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock/ Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price Of Option Awards ($/ Share)	Grant Date Fair Value of Stock & Option Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Joseph W. Saunders(1)	—		—	—	—	—	—	—	—	—	—	—
Byron H. Pollitt(2)	—		—	—	—	—	—	—	—	—	—	—
John (Hans) C. Morris(3)	—		—	—	—	—	—	—	—	—	—	—
William M. Sheedy	10/1/2006 10/1/2006	(4) (5)	87,500 100,000	175,000 500,000	350,000 1,100,000	—	—	—	—	—	—	—
Joshua R. Floum	10/1/2006 10/1/2006	(4) (5)	198,756 130,000	397,513 650,000	795,026 1,430,000	—	—	—	—	—	—	—
John M. Partridge	10/1/2006 10/1/2006	(4) (5)	234,375 160,000	468,750 800,000	937,500 1,760,000	—	—	—	—	—	—	—

(1)	Mr. Saunders joined Visa in February 2007.
(2)	Mr. Pollitt joined Visa in mid-September 2007.
(3)	Mr. Morris joined Visa in July 2007.
(4)	The amount shown in column (c) reflects the minimum payment level for the minimum performance level required under the Visa U.S.A. Incentive Plan in order to receive any payment, which is 50% of the target amount in column (d). The amount shown in column (e) is 200% of such target amount. The actual payout amount under the plan for fiscal 2007 is included in the “—Non-Equity Incentive Plan Compensation” column of “—Summary Compensation Table.”

(5)	The amount shown in column (c) reflects the minimum payment level for the minimum performance level required under the Visa U.S.A. Long-Term Incentive Plan in order to receive any payment, which is 20% of the target amount in column (d). The amount shown in column (e) is 220% of such target amount. The actual performance award earned under the plan for fiscal 2007 is included in the “—Non-Equity Incentive Plan Compensation” column of “—Summary Compensation Table.”

The proportion of total compensation in fiscal 2007 consisting of salary and bonus is displayed in the following table. However, it is important to note that because fiscal 2007 represents a year in which three new named executive officers were hired and a number of changes in our compensation plans occurred as part of the reorganization, the proportions may not be representative of our expected future compensation policies.

Name	2007 Proportion of Salary and Bonus versus Total Compensation (%)
Joseph W. Saunders	99
Byron H. Pollitt	100
John (Hans) C. Morris	100
William M. Sheedy	30
Joshua R. Floum	30
John M. Partridge	32

Pension Benefits

The table below shows the present value of accumulated benefits payable to our named executive officers, including the number of years of service credited to each executive, under the Visa Retirement Plan and the Visa Excess Retirement Plan, determined using interest rate and mortality rate assumptions consistent with those used in the consolidated financial statements of the applicable Visa entity.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Joseph W. Saunders	Visa Retirement Plan Visa Excess Retirement Plan	0.3 0.3	11,543 29,570	— —
Byron H. Pollitt(1)	Visa Retirement Plan Visa Excess Retirement Plan	— —	— —	— —
John (Hans) C. Morris	Visa Retirement Plan Visa Excess Retirement Plan	0.2 0.2	5,381 48	— —
William M. Sheedy	Visa Retirement Plan Visa Excess Retirement Plan	14.3 14.3	332,000 302,031	— —
Joshua R. Floum	Visa Retirement Plan Visa Excess Retirement Plan	3.7 3.7	44,804 185,815	— —
John M. Partridge	Visa Retirement Plan Visa Excess Retirement Plan	8.0 8.0	1,407,939 1,007,089	— —

(1)	Mr. Pollitt joined Visa in mid-September 2007.

Visa Retirement Plan

Under the Visa Retirement Plan, our U.S.-based employees generally earn the right to receive certain benefits upon retirement at the normal retirement age of 65, upon early retirement on or after age 55 with 10 years of service (or age 50 with 10 years of service if hired prior to October 1, 2002), or upon an earlier termination of employment if vested. Retirement benefits are calculated as the product of 1.25% times the years of service multiplied by the monthly final average earnings for the last 60 consecutive months before retirement (or the product of 46.25% times the years of service divided by 25 years, multiplied by the monthly final average earnings for the 36 highest consecutive months in the last 60 months before retirement, if hired prior to October 1, 2002). Eligible earnings include salary, overtime, shift differentials, special and merit awards and short-term incentive awards. The formula below provides an illustration of how the retirement benefits are calculated.

For employees hired prior to October 1, 2002

46.25% of monthly final average earnings	X	Completed years of benefit services, including partial year based on completed months 25 years

For employees hired after September 30, 2002

1.25%	X	Completed years of benefit services, including partial year based on completed months (up to 35 full years)	X	Monthly final average earnings

If the employee retires early between the age of 55 and 64 (or the age of 50 and 61 if hired prior to October 1, 2002) and has completed at least 10 years of service, the amount of benefits is reduced for each complete year an employee begins receiving early retirement benefits before the age of 65 (or the age of 62 if hired prior to October 1, 2002). If the employee retires prior to becoming eligible for early or normal retirement, the amount of benefits is actuarially reduced and is generally not as large as if the employee had continued employment until his or her early or normal retirement date.

The Visa Retirement Plan will begin transitioning to cash balance benefits effective January 1, 2008. Under the cash balance benefit accrual formula, 6% of an employee’s eligible monthly pay will be credited each month to the employee’s notional cash balance account, along with interest each month on the account balance at an annualized rate equal to the 30 year U.S. Treasury Bond average annual interest rate for November of the previous calendar year.

The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current Visa Retirement Plan benefit formula will be grandfathered for a three-year period and grandfathered employees will continue to accrue benefits under their current Visa Retirement Plan benefit formula described above. Their accrued benefits as of December 31, 2010 (the last day of the grandfathered period) or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current Visa Retirement Plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula.

Currently accrued benefits under the Visa Retirement Plan become 100% vested and nonforfeitable after three years of service.

Visa Excess Retirement Plan

To the extent that an employee’s annual retirement income benefit under the plan exceeds the limitations imposed by the Internal Revenue Code, such excess benefit is paid from Visa’s nonqualified, unfunded, noncontributory Visa Excess Retirement Plan. The vesting provisions of, and formula used to calculate the benefit payable pursuant to, the Visa Excess Retirement Plan are generally the same as those of the Visa Retirement Plan described above, in which benefits are calculated without regard to the Internal Revenue Code tax-qualified plan limits and then offset for benefits paid under the qualified plan.

Nonqualified Deferred Compensation

Pursuant to the Visa Deferred Compensation Plan, eligible U.S.-based employees, including our executive officers, may defer all or a portion of their annual or long-term cash incentive award or sign-on bonus. In addition, we have an Excess Thrift Plan, which is a nonqualified noncontributory retirement savings plan for employees who exceed the Internal Revenue Code limits under the Thrift Plan, in which we continue to provide the matching contribution.

(a)		(b)	(c)	(d)	(e)	(f)
Name	Plan Name	Executive Contributions in Last FY ($)(3)	Registrant Contributions in Last FY ($)(4)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Joseph W. Saunders	Excess Thrift Plan Deferred Compensation Plan	— —	6,156 —	241 —	— —	6,397 —
Byron H. Pollitt(1)	Excess Thrift Plan Deferred Compensation Plan	— —	— —	— —	— —	— —
John (Hans) C. Morris(2)	Excess Thrift Plan Deferred Compensation Plan	— —	— —	— —	— —	— —
William M. Sheedy	Excess Thrift Plan Deferred Compensation Plan	— —	11,251 —	9,815 —	— —	70,242 —
Joshua R. Floum	Excess Thrift Plan Deferred Compensation Plan	— 948,685	18,301 —	7,168 93,761	— —	74,583 1,461,121
John M. Partridge	Excess Thrift Plan Deferred Compensation Plan	— 2,557,474	24,001 —	118,184 678,501	— —	432,999 6,816,975

(1)	Mr. Pollitt joined Visa in mid-September 2007.
(2)	Mr. Morris joined Visa in July 2007.
(3)	The amount in column (b) for Mr. Partridge is a deferral of 60% of his long-term cash incentive award earned for the 2005-2007 LTIP cycle. $728,064 of the amount for Mr. Floum represents a deferral of 60% of his LTIP award earned for the 2005-2007 LTIP cycle, and $220,621 represents a deferral of 30% of his annual incentive award for fiscal 2006.
(4)	The amounts in column (c) reflect the contribution to the Excess Thrift Plan for each named executive officer by Visa U.S.A., Visa International and Inovant, as applicable. These amounts are also reported in the “—All Other Compensation” column of “—Summary Compensation Table.”

The table below shows the funds available under the Visa Deferred Compensation Plan and the Excess Thrift Plan and their annual rate of return for fiscal 2007, as reported by the administrator of the plan.

Name of Fund	Rate of Return (%)
Alger Capital Appreciation Institutional Fund-Institutional Class	38.75
Dodge & Cox Income(1)	5.10
Dodge & Cox International Stock(2)	25.26
Dreyfus Founders Discovery Fund-Class F(3)	20.81
Fidelity Balanced Fund	16.40
Fidelity Low-Priced Stock Fund	16.68
Fidelity Retirement Money Market Portfolio	5.16
Janus Overseas Fund	50.18
PIMCO Total Return Fund-Admin Class(4)	5.67
Spartan U.S. Equity Index Fund-Investor Class	16.37
T. Rowe Price Equity Income(1)	14.56
T. Rowe Price Financial Services Fund(4)	7.88
TCW Select Equities Instl(1)	18.88
Templeton Foreign Fund-Class A(3)	25.56
Columbia Acon Z	19.80

(1)	This fund is not available under the Visa Deferred Compensation Plan.
(2)	This fund is available under both plans, effective July 2007.
(3)	This fund is no longer available under the plans, effective July 2007.
(4)	This fund in not available under the Excess Thrift Plan.

Visa Deferred Compensation Plan

Under the terms of the Visa Deferred Compensation Plan, participants are able to defer up to 100% of their incentives or signing bonuses, if they submit a qualified deferral election. Benefits under the Visa Deferred Compensation Plan will be paid based on one of three distribution dates or events previously elected by the participant: (a) immediately upon, or up to five years following, retirement; (b) immediately upon, or the January following, termination; or (c) optionally, in January in a specific year while actively employed. However, upon a showing of financial hardship and receipt of approval from the plan administrators, an executive officer may be allowed to access funds in his deferred compensation account earlier than his existing distribution election(s). Benefits can be received either as a lump sum payment or in annual installments, except in the case of pre-retirement termination, in which case the participant must receive the benefit in a lump sum. Participants are always fully vested in their deferrals under the Visa Deferred Compensation Plan. Upon termination of the Visa Deferred Compensation Plan within 12 months of our “change of control,” participants’ benefits under the Visa Deferred Compensation Plan will be paid immediately in a lump sum. The reorganization was not considered a change of control under the Visa Deferred Compensation Plan.

Visa Thrift Plan and Visa Excess Thrift Plan

The Visa Thrift Plan is a tax-qualified 401(k) retirement savings plan pursuant to which all U.S. employees of Visa are able to contribute the lesser of up to 50%, or 13% for highly compensated employees, of their covered pay (base salary plus one-half of any sales commissions) up to the limit prescribed by the Internal Revenue Service to the Visa Thrift Plan on a pre-tax basis. Employees also have the option of contribution on an after-tax basis from 1% up to 50%, or 13% for highly compensated employees, of salary or a combination of pre-tax and after tax contributions that do not exceed 50%, or 13% for highly compensated employees, of salary and Internal Revenue Code limits. The maximum pre-tax amount an employee may contribute to the Visa Thrift Plan annually is restricted by the Internal Revenue Code. If an employee reaches this limit during the calendar year, an employee may continue to make contributions to the Visa Thrift Plan on an after-tax basis.

We will match 200% of the first 3% of pay that is contributed to the Visa Thrift Plan or 300% of the first 3% of pay if the employee has at least 10 years of service with Visa. All employee contributions to the Visa Thrift Plan are fully vested upon contribution, and the matching contributions vest incrementally over three years, 20% after one year, 40% after two years, and 100% after three years.

Because the Internal Revenue Code limits the maximum amount a company and an employee can contribute to an employee’s Thrift Plan account each year, we continue to provide the matching contribution, after the applicable Internal Revenue Code limits are reached, to the Visa Excess Thrift Plan, which is a nonqualified noncontributory retirement savings plan. Employees are eligible to participate in the Visa Excess Thrift Plan if their covered pay is greater than the Internal Revenue Code pay cap or if the total of their contributions and Visa U.S.A. or Inovant’s matching contributions to the Visa Thrift Plan exceed the Internal Revenue Code benefit limit. The features of the Visa Excess Thrift Plan are generally the same as under the Visa Thrift Plan, except benefits cannot be rolled over to an IRA or another employer’s qualified plan.

Employment Arrangements

Mr. Saunders

On February 12, 2007, Joseph W. Saunders executed an offer letter with Visa International, which we refer to as the executive chairman letter, pursuant to which he agreed to serve as: (i) Executive Chairman of the transition governance committee (which was comprised of directors from each Visa region and Visa International and which led the transition to Visa Inc.); (ii) a director of Visa Inc. (upon its formation); and (iii) Interim Chief Executive Officer Pro Tempore of Visa Inc. Pursuant to the executive chairman letter, Mr. Saunders received: (1) an annual base salary of $500,000 and (2) $100,000 for each month in which he served as Interim Chief Executive Officer Pro Tempore of Visa Inc. In his role as Executive Chairman, Mr. Saunders was eligible for a performance bonus equal to 100%–250% of his annual base compensation earned.

On June 4, 2007, Mr. Saunders executed a new offer letter with Visa International, which we refer to as the letter agreement, pursuant to which he agreed to serve as our Chairman and Chief Executive Officer until May 15, 2009, subject to extension by the Visa Inc. board of directors. Mr. Saunders has also agreed to serve as Chairman of our board of directors through at least 90 days following this offering. The letter agreement superceded the executive chairman letter in all respects.

Under the letter agreement, Mr. Saunders receives an annual base salary of $950,000 and is eligible for an annual performance bonus, with a target annual bonus of 200%–300% of his annual base salary. For fiscal 2008, the compensation committee has established his target annual bonus at 250% of base salary. In determining Mr. Saunders’s actual annual bonus for fiscal 2007, the transition governance committee took into account the following performance measures: (a) execution of definitive agreements in connection with the formation of Visa Inc. and (b) successful achievement of Mr. Saunders’s key responsibilities and primary tasks under his employment agreement. Mr. Saunders’s key responsibilities were to provide executive leadership over the transition process to Visa Inc. Mr. Saunders’s primary tasks included: (1) governance: (A) recruiting independent directors of Visa Inc.; (B) leading the development of Visa Inc.’s board of directors, including composition and criteria for members; (C) developing the Visa group’s compensation approach and plans; and (D) approving reorganization communications for the Visa group; (2) structure: (A) delivering an executed definitive agreement for the establishment of Visa Inc. and (B) administering the budget for the Visa group during the transition; and (3) organization: (A) capturing and delivering anticipated synergies from the reorganization; (B) developing the Visa group’s organizational structure; (C) developing the Visa group’s human resources policies, including compensation approach; and (D) selecting the Visa group’s top management. Mr. Saunders’s annual bonus for fiscal 2007 is reported in “—Summary Compensation Table.”

Mr. Saunders’s letter agreement also provides that he is eligible for a long-term performance bonus, with a target long-term bonus of 500%–600% of his annual base compensation. Mr. Saunders’s long-term incentive award for fiscal 2007 was determined by the transition governance committee, will become vested and payable in cash in 2009 and is reported in “—Summary Compensation Table.” For fiscal 2008 and beyond, his actual long-term bonus will be decided by the compensation committee, in its discretion. Mr. Saunders must be in active working status to receive such a bonus, except as described under “—Potential Payments Upon Termination or Change-in-Control.” Either Mr. Saunders or we may terminate Mr. Saunders’s employment at any time subject to payment of the required severance as described below in the case of an involuntary termination.

Mr. Pollitt

On August 28, 2007, Byron H. Pollitt executed an offer letter, dated August 21, 2007, from Visa Inc., pursuant to which Mr. Pollitt agreed to serve as Chief Financial Officer of Visa Inc., beginning in mid-September 2007.

Mr. Pollitt receives an annual base salary of $650,000 and received a one-time sign-on bonus of $250,000. Mr. Pollitt is also eligible to participate in the Visa Incentive Plan for fiscal 2008, with a target annual bonus opportunity of 100% of his annual base salary and a maximum annual bonus opportunity of 200% of his annual base salary. The annual bonus earned by Mr. Pollitt will be payable in December 2008. Mr. Pollitt will also be eligible for a long-term performance bonus, with a fiscal 2008 target long-term bonus value of $1,500,000, and his actual long-term bonus value will be determined based on an evaluation of Mr. Pollitt’s performance by our Chief Executive Officer, subject to approval by the compensation committee. Mr. Pollitt will also receive a long-term award of $1,750,000, which will be payable in shares of Visa Inc. common stock, if approved by our board of directors. If our board of directors deems payment of this long-term award in stock impractical, this award will be paid in cash. Either Mr. Pollitt or we may terminate Mr. Pollitt’s employment at any time subject to any payment of the required severance as described below in the case of an involuntary termination.

Mr. Morris

On June 26, 2007, John (Hans) C. Morris executed an offer letter, dated June 20, 2007, from Visa Inc., which Mr. Morris agreed to serve as President of Visa Inc., beginning July 23, 2007.

Mr. Morris receives an annual base salary of $750,000. Mr. Morris also received a one-time sign-on bonus of $2,500,000, which will be forfeited in full or in part unless Mr. Morris remains employed with Visa Inc. for a term of four years. Mr. Morris is also eligible to participate in the Visa Incentive Plan, with a target bonus opportunity of 150% of his annual base salary and a maximum annual bonus opportunity of 300% of annual base salary. For fiscal 2007, Mr. Morris received a bonus of $843,750. Mr. Morris will also be eligible for a long-term performance bonus, with a fiscal 2008 target long-term bonus value of $6,000,000, consisting of a one-time award of $2,000,000 and an ongoing annual award of $4,000,000. Mr. Morris’s actual long-term bonus will be determined based on evaluation of Mr. Morris’s performance by our Chief Executive Officer, subject to approval by the compensation committee. All or a portion of this award may be payable in shares of Visa Inc. common stock as approved by the board of directors. In addition, to assist Mr. Morris with his relocation to the San Francisco area, we will provide Mr. Morris with: (i) payment of temporary living expenses for up to six months and (ii) fifty round trip airline tickets for travel between San Francisco and the east coast during the one year period following commencement of his employment.

Either Mr. Morris or we may terminate Mr. Morris’s employment at any time subject to any payment of the required severance as described below in the case of an involuntary termination.

Mr. Partridge

Pursuant to the employment agreement between Inovant and John M. Partridge, dated as of October 1, 2004, Mr. Partridge agreed to serve as the President and Chief Executive Officer of Inovant. In addition, Mr. Partridge was appointed Chief Operating Officer of Visa Inc. in connection with the reorganization.

Under the agreement, Mr. Partridge received an annual base salary of $625,000, which was increased to $750,000 effective September 1, 2007. Mr. Partridge was eligible for an annual performance bonus with a target of 75% of his base salary for fiscal 2007, which was increased to 150% of his base salary for fiscal 2008.

The agreement terminates on December 31, 2009, subject to extension by Visa under certain circumstances. Mr. Partridge has agreed to an 18 month non-solicitation period upon cessation of employment.

Potential Payments Upon Termination or Change-in-Control

Mr. Saunders

Following termination of Mr. Saunders’s employment without cause (as defined in his offer letter), Mr. Saunders and his spouse will be eligible for health benefits through the earlier of his eligibility for health benefits from another employer or age 65. Mr. Saunders will be required to pay that portion of the cost of these benefits that is paid by active employees. Additionally, in the event Mr. Saunders’s employment is involuntarily terminated without cause or due to disability prior to May 15, 2009, Mr. Saunders or his beneficiaries will receive as severance: (a) a lump sum payment equal to two years’ base salary plus two times his target annual performance bonus (at 250% of his base salary) for the year of termination and (b) the full value of any long-term performance bonus he would otherwise have received during the two-year period following his termination, payable at the time long-term bonuses are payable to active employees. Payment of Mr. Saunders’s severance may be delayed for six months following his termination if necessary to avoid a violation of Internal Revenue Code Section 409A. To receive these severance benefits, Mr. Saunders is required to execute a general release of all claims against Visa. In the event that payments made to Mr. Saunders upon his termination of employment are subject to the excise tax imposed on excess parachute payments under the Internal Revenue Code, he will receive an additional amount to place him in the same after-tax position as if this excise tax did not apply to those payments.

Messrs. Saunders, Pollitt, Morris, Sheedy, Floum and Partridge

Payments Made Upon Termination. Regardless of the manner in which Messrs. Saunders’s, Pollitt’s, Morris’s, Sheedy’s, Floum’s or Partridge’s employment terminates, each executive may be entitled to receive amounts earned during his term of employment. Such amounts include:

•	awards earned under the annual incentive plan during the fiscal year;

•	grants pursuant to the long-term cash incentive plan for the most recently completed cycle (other than Mr. Saunders whose benefits are described above);

•	amounts contributed under the Visa Thrift Plan and the Visa Deferred Compensation Plan;

•	amounts vested under the Visa Excess Thrift Plan;

•	unused paid time off; and

•	amounts accrued and vested through our Visa Retirement Plan and Visa Excess Retirement Plan.

Payments Made Upon Retirement. In the event of the retirement of Messrs. Saunders, Pollitt, Morris, Sheedy, Floum and Partridge, assuming each executive was eligible for early or normal retirement, in addition to the items identified above:

•

each executive officer (other than Mr. Saunders whose benefits are described above) is entitled to receive a prorated share of each outstanding long-term cash incentive plan cycle upon the completion of such cycle; and

•	each executive will continue to receive health and welfare benefits until he reaches age 65 and will receive health and welfare benefits for his dependants, as applicable.

Payments Made Upon Involuntary Not For Cause Termination. Messrs. Pollitt, Morris, Sheedy and Floum participate in the Visa Inc. Severance Benefit Plan. In the event of the involuntary termination of any such executive officers not for “cause,” in addition to the items identified above:

•	each executive officer will receive a lump sum severance payment equivalent to 18 months of base salary and target annual bonus;

•

each executive officer will continue to receive health and welfare benefits through the earlier of the time when the executive becomes covered by another employer’s health and welfare plans, or the completion of the severance period;

•	each executive officer will continue to receive life insurance coverage for one year;

•

each executive officer, if applicable, will be entitled to receive a lump sum amount representing a pro rata portion of each outstanding long-term cash incentive plan cycle through the severance period and a lump sum amount representing a pro rata portion (or, in the case of Mr. Floum, a full payment) of any other outstanding grant under the long-term cash incentive plan;

•	each executive officer will be entitled to receive outplacement services; and

•	each executive officer will be credited with additional years of service, equal to the severance period, for purposes of retirement vesting or early retirement eligibility, if applicable.

Mr. Partridge is covered by the severance provisions of his individual employment agreement and not this plan.

Payments Made Upon Death or Disability. In the event of the death or disability of Messrs. Pollitt, Morris, Sheedy, Floum or Partridge, in addition to the benefits listed under “—Payments Made Upon Termination” and “—Payments Made Upon Retirement,” each executive officer (or his estate) will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. Under the terms of the Visa Thrift Plan and Visa Excess Thrift Plan, if an employee is terminated as a result of disability or death, the unvested portion of such employee’s plan balance becomes due to the employee or their designated beneficiary.

Payments Made Upon a Change-in-Control

If there is a change of control of Inovant, in which Mr. Partridge is not retained as Chief Executive Officer or is either terminated by Visa without cause or quits for good reason within six months thereafter, all outstanding long-term incentive plan awards will have their vesting accelerated in full, and his award for the fiscal year in which the event occurs will be subject to pro rata acceleration of vesting. Neither the reorganization nor this offering constitute a change of control for this purpose.

In the event that payments made to Mr. Partridge upon his termination of employment are considered “parachute” payments and result in an excise tax, he will receive an additional amount equal to the excise tax on such “parachute” payments and on such additional amount itself.

In the event that payments made to Messrs. Pollitt, Morris, Sheedy or Floum upon their termination of employment may be considered “parachute” payments, each of these executive officers will receive the greater of the net amount they would retain after excise taxes are imposed upon their excess parachute payments or the maximum severance payment allowed without triggering a parachute payment.

Quantification of Termination Payments and Benefits

The tables below reflect the amount of compensation that would be paid to each of our named executive officers in the event of termination of such executive officer’s employment under various scenarios. The amounts shown assume that such termination was effective as of September 30, 2007 and include estimates of the amounts which would be paid to each executive officer upon such executive officer’s termination. The tables only include additional benefits that result from the termination and do not include any amounts or benefits earned, vested, accrued or owing under any plan for any other reason. For further information see “—Grants of Plan-Based Awards,” “—Pension Benefits” and “—Nonqualified Deferred Compensation.” Payments that would be made over a period of time have been estimated as the lump sum present value using 120% of the Applicable Federal Rate (with the exception of the Retirement Plan benefit). The actual amounts to be paid can only be determined at the time of such executive officer’s separation from Visa.

Mr. Saunders

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination or Voluntary Good Reason Termination ($)	Involuntary Not For Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)		Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	4,306,888	4,306,888		4,741,644	—
Thrift Plan (unvested)	—	—		13,286	13,286
Excess Thrift Plan (unvested)	—	—		6,397	6,397
Health and Welfare Benefits	56,919	56,919		56,919	56,919
Disability Income	—	—		1,107,526	—
Excise Tax Gross-Up	—	4,586,097	(1)	—	—
Cash Severance	6,650,000	6,650,000		6,650,000	—
Outplacement	—	—		—	—

Total	11,013,807	15,599,904		12,575,772	76,602

(1)	The excise tax gross-up as of September 30, 2007 is dependent in large part on a five-year historical compensation average. During this five-year period (2001 to 2006), Mr. Saunders received fees as a non-employee director but was not receiving compensation as the Chief Executive Officer or otherwise as an employee. Excise tax is generally triggered when payments contingent on a change in control exceed three times this historical average. Accordingly, Mr. Saunders’s unusually low five-year historical average compensation in comparison with Mr. Saunders’s current compensation results in a substantial excise tax gross-up. In future years, as the five-year average begins to reflect actual compensation as the Chief Executive Officer, the excise tax gross-up is expected to diminish.

Mr. Pollitt

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	—	—	—
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	2,058,747	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,950,000	—	—
Outplacement	45,000	—	—

Total	2,025,019	2,098,248	10,216

Mr. Morris

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	—	—	—
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,169,440	—
Excise Tax Gross-Up	—	—	—
Cash Severance	2,250,000	—	—
Outplacement	45,000	—	—

Total	2,325,019	3,208,941	10,216

Mr. Sheedy

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	2,009,528	1,135,241	1,135,241
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,930,216	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,068,750	—	—
Outplacement	45,000	—	—

Total	3,153,297	5,104,958	1,145,457

Mr. Floum

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	2,382,572	1,322,603	1,322,603
Thrift Plan (unvested)	—	—	—
Excess Thrift Plan (unvested)	—	—	—
Health and Welfare Benefits	30,019	39,501	10,216
Disability Income	—	3,095,542	—
Excise Tax Gross-Up	—	—	—
Cash Severance	1,456,875	—	—
Outplacement	45,000	—	—

Total	3,914,466	4,457,646	1,332,819

Mr. Partridge

Termination Payments & Benefits

Incremental Benefits Due to Termination Event	Involuntary Not For Cause Termination or Voluntary Good Reason Termination ($)	Involuntary Not For Cause Termination or Voluntary Good Reason Termination Following Change of Control ($)	Disability ($)	Death ($)
Long-Term Incentive Plan (unvested)	3,543,050	3,863,368	3,543,050	3,543,050
Thrift Plan (unvested)	—	—	—	—
Excess Thrift Plan (unvested)	—	—	—	—
Health and Welfare Benefits	36,125	36,125	39,501	36,125
Disability Income	—	—	1,662,143	—
Excise Tax Gross-Up	—	—	—	—
Cash Severance	1,865,231	1,865,231	1,865,231	1,865,231
Outplacement	—	—	—	—
Total	5,444,406	5,764,724	7,109,925	5,444,406

Director Compensation

The following table sets forth information concerning the total compensation paid to the current directors of Visa Inc. by Visa International, any unincorporated region of Visa U.S.A., Visa International, Inovant or Visa Canada during fiscal 2007 for their respective service on the board of directors of such entities, as applicable. The compensation amounts presented in the table below are historical and are not indicative of our future director compensation.

(a)	(b)		(c)	(d)	(e)	(f)	(g)		(h)
Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-qualified Deferred Compensation ($)	All Other Compensation ($)		Total ($)
Joseph W. Saunders	34,500	(1)	—	—	—	—	—		34,500
Hani Al-Qadi	22,500	(2)	—	—	—	—	—		22,500
Charles T. Doyle	369,375	(3)	—	—	—	—	—		369,375
Peter Hawkins	296,241	(4)	—	—	—	—	—		296,241
David I. McKay	45,000	(5)	—	—	—	—	—		45,000
Charles W. Scharf	110,750	(6)	—	—	—	—	—		110,750
Segismundo Schulin-Zeuthen	647,504	(7)	—	—	—	—	21,000	(10)	668,504
John A. Swainson	335,250	(8)	—	—	—	—	—		335,250
Johannes (Hans) I. van der Velde	147,500	(9)	—	—	—	—	—		147,500

(1)	Represents (i) $15,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $19,500 retainer and meeting fees for service on the Visa U.S.A. board of directors. Mr. Saunders was Visa Inc.’s sole director during fiscal 2007. He did not receive payment for his service on our board of directors
(2)	Represents meeting fees for service on the Visa CEMEA board of directors.
(3)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; (ii) $71,250 retainer and meeting fees, $40,625 additional fees paid in connection with our reorganization and $110,000 retainer fees for services on the transition governance committee, all of which were paid by, and in connection with services to, the Visa U.S.A. board of directors; and (iii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(4)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $181,241 retainer and meeting fees for service on the Visa AP board of directors.
(5)	Represents meeting fees for service on the Visa International board of directors. Mr. McKay did not receive payment for his service on Visa Canada’s board of directors.
(6)	Represents $173,750 retainer and meeting fees and $37,000 additional fees paid in connection with our reorganization for service on the Visa U.S.A. board of directors.

(7)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; (ii) $500,004 retainer fees for services on the transition governance committee, which were paid by, and in connection with services to, the Visa LAC board of directors; and (iii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(8)	Represents $223,500 retainer and meeting fees and $111,750 additional fees paid in connection with our reorganization for service on the Visa U.S.A. board of directors.
(9)	Represents (i) $115,000 retainer and meeting fees for service on the Visa International board of directors; and (ii) $32,500 retainer and meeting fees for service on the Inovant board of directors.
(10)	Represents $21,000 for director fees paid to Mr. Schulin-Zeuthen in his capacity as a director of InterAmerica Overseas Limited, a Cayman Islands membership corporation owned by approximately 145 Visa LAC affiliated members. In addition to Mr. Schulin-Zeuthen, all but two directors on the regional board of Visa LAC also serve on the board of InterAmerica Overseas Limited. InterAmerica Overseas Limited is in the process of winding-up its business.

Pursuant to our director compensation program, we use a combination of cash and equity-based compensation to attract and retain non-employee directors and to compensate directors for their service on our board of directors commensurate with their role and involvement. In setting director compensation, we consider the significant amount of time our directors will expend in fulfilling their duties as well as the skill level required of our board of directors.

Directors who are also our full-time employees do not receive additional compensation for their service as directors. Each non-employee director will receive compensation for service on our board of directors as described below.

Cash Compensation

Directors who are not full-time employees will be paid an annual retainer of $82,000. John A. Swainson will receive an additional annual retainer of $25,000 as the lead director. Non-employee directors will also receive an annual retainer for serving as a chairperson of a committee ($20,000 for audit committee $20,000 for compensation committee and $15,000 for nominating/corporate governance committee). An annual retainer of $5,000 will also be paid to non-employee directors who serve as members (non-chairperson) of the audit or compensation committees. In addition, customary expenses for attending board of directors and committee meetings will be reimbursed

Equity Compensation

Each non-employee director will receive an annual stock grant with a value of $162,000 in the form of restricted stock or restricted stock units.

PRINCIPAL STOCKHOLDERS

Prior to the closing of this offering, our regional classes of common stock were exchanged for class C common stock or, in the case of former members of Visa U.S.A., for class B common stock.

The following table sets forth information about the beneficial ownership of our directors, executive officers and persons that beneficially own five percent of our class A, class B or class C common stock as at November 9, 2007. None of our directors or executive officers beneficially owns any of our class B or class C common stock. Except where otherwise indicated, we believe that the stockholders named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. This table assumes              shares of class B common stock and              shares of class C common stock outstanding as of                     .

Prior to this offering, we have no class A common stock outstanding. After giving effect to this offering and the exchange of our regional classes of common stock for class C common stock or, in the case of former members of Visa U.S.A., for class B common stock, we expect to have      holders of our class B common stock and      holders of our class C common stock.

The address of each director and executive officer is c/o Visa Inc., P.O. Box 8999, San Francisco, California 94128-8999.

		Before Offering		Immediately After Offering(2)			Pro Forma October 2008(4)
Name and Address of Beneficial Owner	Class of Visa Inc. Common Stock	Shares Owned	% of Class(1)	Shares Owned	% of Class	% of Total Voting Rights(3)	Shares Owned	% of Class	% of Total Voting Rights
Principal Stockholders:
JP Morgan Chase & Co.(5) 270 Park Avenue New York, New York 10017-2070	Class B		23.3%

Bank of America Corporation(6) 100 N. Tryon Street, Bank of America Corporate Center Charlotte, North Carolina 28255	Class B		11.5

National City Corporation(7) National City Center 1900 East Ninth Street Cleveland, Ohio 44114-3484	Class B		8.0

Citigroup Inc.(8) 399 Park Avenue New York, New York 10043	Class B		5.5

U.S. Bancorp(9) U.S. Bancorp Center 800 Nicollet Mall Minneapolis, Minnesota 55402	Class B		5.1

Wells Fargo & Company(10) 420 Montgomery Street San Francisco, California 94104	Class B		5.1

Visa Europe Limited(11)(12) 1 Sheldon Square London W26TT United Kingdom	Class C		19.6

Directors and executive officers:
Joseph W. Saunders
Byron H. Pollitt
John (Hans) C. Morris
William M. Sheedy

		Before Offering		Immediately After Offering(2)			Pro Forma October 2008(4)
Name and Address of Beneficial Owner	Class of Visa Inc. Common Stock	Shares Owned	% of Class(1)	Shares Owned	% of Class	% of Total Voting Rights(3)	Shares Owned	% of Class	% of Total Voting Rights(3)
Joshua R. Floum
John M. Partridge
Ellen Richey
Hani Al-Qadi
Thomas Campbell
Gary Coughlan
Mary B. Cranston
Charles T. Doyle
Francisco Javier Fernandez-Carbajal
Peter Hawkins
Suzanne Nora Johnson
Robert W. Matschullat
David I. McKay
Cathy Elizabeth Minehan
David J. Pang
Charles W. Scharf
Segismundo Schulin-Zeuthen
William Shanahan
John A. Swainson
Johannes (Hans) I. van der Velde
All directors and executive officers as a group

(1)	The percentage ownership calculation of class B common stock excludes class B common stock held by Visa U.S.A.
(2)	Gives effect to the redemption of shares of class B common stock and shares of class C (series I) common stock promptly following the closing of this offering.
(3)	Holders of class B and class C common stock will not have voting rights, except in the case of certain extraordinary transactions and as may be required under Delaware law.
(4)	Gives effect to the redemption, which we intend to effect in October 2008, of all class C (series II) common stock and shares of class C (series III) common stock, after which all remaining shares of class C (series III) and class C (series IV) common stock will automatically convert into class C (series I) common stock on a one-to-one basis. Assumes no issuance of any class A common stock or other securities, including issuances under our equity compensation plan, or any repurchases of common stock that we may effect, after this offering.
(5)	J.P. Morgan Chase & Co is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(6)	Bank of America Corporation is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(7)	National City Corporation is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(8)	Citigroup Inc. is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held. Citigroup Inc.’s class B common stock reflects the shares of common stock held by its subsidiaries on a consolidated basis.
(9)	U.S. Bancorp is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(10)	Wells Fargo & Company is a reporting company under the Exchange Act, the shares of which are traded on the New York Stock Exchange and widely held.
(11)	Visa Europe’s class C common stock reflects the shares of common stock held by its subsidiaries on a consolidated basis.
(12)	Excludes class C (series II) common stock, which are non-voting shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

JPMorgan Chase Bank, National Association and Visa U.S.A. entered into a master agreement, effective as of January 1, 2005 and amended and supplemented March 31, 2005, pursuant to which JPMorgan Chase agreed, among other things, to issue Visa-branded credit and debit cards in exchange for certain pricing terms, payments and other incentives. Visa U.S.A. and its affiliates provide, among other things, authorization, processing, settlement, account support, advertising and promotional services to JPMorgan Chase. Operating revenues recognized as a result of fees paid, net of incentives, from JPMorgan Chase and its affiliates, were approximately $219.3 million, $344.6 million and $408.5 million in fiscal 2004, fiscal 2005 and fiscal 2006, respectively, and $367.6 million in the nine months ended June 30, 2007. Further, JPMorgan Chase is a party to Visa International’s 364-day credit facility, three-year revolving credit agreement and incremental credit facility. In November 2007, JPMorgan Chase provided a commitment, subject to customary conditions, for a single $2.25 billion credit facility, which will refinance our existing credit facility with a single 364-day credit facility. See “Overview of Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources.” Charles W. Scharf, a member our board of directors, is the Chief Executive Officer of Retail Financial Services, JPMorgan Chase.

Bank of America, N.A. and Visa U.S.A. entered into a partnership agreement effective as of January 1, 2006 and amended June 22, 2007, pursuant to which Bank of America agreed on behalf of itself and certain of its affiliates, among other things, to issue Visa-branded credit and debit cards in exchange for certain pricing terms, payments and other incentives. Visa U.S.A. and its affiliates provide, among other things, authorization, processing, settlement, account support, advertising and promotional services to Bank of America. Operating revenues recognized as a result of fees paid, net of incentives, from Bank of America and its affiliates, were approximately $250.4 million and $223.6 million in fiscal 2006 and fiscal 2005, respectively, and $283.2 million in the nine months ended June 30, 2007. Further, Bank of America is a party to Visa International’s 364-day credit facility, three-year revolving credit agreement and incremental credit facility. In November 2007, Bank of America provided a commitment, subject to customary conditions, for a single $2.25 billion credit facility, which will refinance our existing credit facility with a single 364-day credit facility. See “Overview of Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources.”

InterAmerica Overseas Limited, or IOL, is a Cayman Islands membership corporation owned by approximately 145 Visa LAC affiliated members. IOL and Visa International entered into a letter agreement, effective May 2, 1992, as amended, February 27, 2007. Under the letter agreement, Visa International is responsible for, among other things, the requisition, maintenance and disposition of computer equipment owned by IOL, in return for which IOL paid Visa International a monthly fee. Fees paid to Visa International by IOL were approximately $861,900, $821,900 and $377,500 in fiscal 2004, fiscal 2005 and fiscal 2006, respectively, and $287,100 in the nine months ended June 30, 2007. In addition, in February 2007 the IOL board of directors authorized an additional payment of $2.28 million to Visa International during fiscal 2007 in order to help defray the costs borne by Visa International in connection with replacing computer equipment leased by its members. On September 18, 2007, the proprietary members of IOL voluntarily agreed to dissolve IOL, and the appointed liquidators have begun winding-up IOL’s business. IOL expects that the net liquidation of assets and liabilities through the distribution of equity among proprietary members will be completed on or before March 31, 2008. Prior to IOL’s dissolution all but two directors on the regional board of directors of Visa LAC, which was dissolved in our recent reorganization, also served on IOL’s board of directors, including IOL’s board chairman, Segismundo Schulin-Zeuthen, who is one of our directors.

Texas Independent Bancshares, Inc. is a non-equity member of Visa U.S.A. Charles T. Doyle, our regional director from our U.S.A. region, is the Chairman of the Board, Chief Executive Officer and a major shareholder of Texas Independent Bancshares. In October 2004, Texas Independent Bancshares was named as a defendant in the interchange litigation which comprises a part of our covered litigation. Texas

Independent Bancshares is also a party to a joint defense agreement relating to the interchange litigation. Pursuant to a Visa U.S.A. board resolution dated April 18, 2007, which was approved by a majority of the independent directors of Visa U.S.A., Visa U.S.A. reimburses Texas Independent Bancshares for reasonable costs and expenses incurred in defending itself in the interchange litigation and as a participant in the joint defense agreement. In the board resolution, the Visa U.S.A. board noted its belief that Texas Independent Bancshares would not have been named as a defendant in the interchange litigation absent Mr. Doyle’s being a member of the Visa U.S.A. board. Visa U.S.A. reimbursed Texas Independent Bancshares $101,000 in fiscal 2006 and $380,000 in the nine months ended June 30, 2007. See “Business—Retrospective Responsibility Plan—Covered Litigation.”

We have entered into a framework agreement that will govern our relationship with Visa Europe. See “Material Contracts—The Framework Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our class A common stock. Future sales of our class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our class A common stock in the public market after such restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of approximately             shares of class A common stock. Of these shares, the             shares of class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 of the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus; and

•

shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We and our directors and executive officers are subject to lock-up agreements under which we and they have agreed not to transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock for 180 days after the date of this prospectus. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Conversion of Class B and Class C Common Stock

Our class B common stock will, commencing on the later of the third anniversary of the consummation of this offering and the final resolution of the covered litigation, become convertible into class A common stock. Our class C common stock will be convertible into class A common stock commencing on the third anniversary of the consummation of this offering. Such conversion of class B common stock or class C common stock will not occur except in connection with: (1) a sale of such shares on a securities exchange on which class A common stock is listed by means of a “brokers’ transaction” within the meaning of paragraph (g) of Rule 144 under the Securities Act of 1933, or (2) a private sale of such shares to a person that is not a Visa member or an affiliate of a Visa member. All of the class A common stock issuable upon conversion of such shares will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register 59,000,000 shares of our class A common stock issued or reserved for issuance under our equity incentive plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Immediately following this offering, we will have granted options to purchase              shares of our class A common stock, none of which will have vested, and              restricted stock units with respect to our class A common stock, none of which will have vested. Subject to the expiration of any lock-up restrictions as described above and following the completion of any vesting periods, shares registered under such registration statement will be available for sale in the public market, other than shares owned by our affiliates, which may be sold in the public market only if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL CONTRACTS

We have provided below a summary of the material terms of certain agreements we entered into in connection with our recent reorganization. These descriptions are not complete and should be read in conjunction with, and are qualified in full by, the text of these agreements, which have been filed with the SEC as exhibits to the registration statement into which this prospectus is incorporated. For a description of our retrospective responsibility plan, see “Business—Retrospective Responsibility Plan.”

The Framework Agreement

The relationship between Visa Europe and us is governed by a framework agreement, which provides for trademark and technology licenses and bilateral services.

The Trademark and Technology Licenses

We, together with Visa U.S.A., Visa International and Inovant, as the licensors, have granted to Visa Europe exclusive, irrevocable and perpetual licenses to use certain trademarks and technology owned by the licensors and certain affiliates within the field of financial services, payments, related information technology and information processing services and participation in the Visa system, which we refer to as the field. Visa Europe’s region of the European Union, Iceland, Israel, Liechtenstein, Monaco, Norway, San Marino, Switzerland, Turkey and Vatican City, along with other countries specified in our agreement with Visa Europe, and any other jurisdiction that becomes a full member state of the European Union in the future. Visa Europe may sublicense the Visa trademarks and technology to its members and other sublicensees, such as processors, for use within Visa Europe’s region and in certain limited circumstances, outside of its region.

From October 1, 2007 through November 8, 2007, the fee payable for the licenses was $6 million per quarter. Thereafter, and until October 5, 2008, the fee payable for the licenses will be $142.5 million per year, payable quarterly, which we refer to as the quarterly base fee, reduced by an amount equal to $1.146 billion multiplied by the three-month LIBOR rate plus 100 to 200 basis points. Thereafter, the fee payable for the licenses will be the quarterly base fee. Beginning November 9, 2010, this fee will be increased annually based on the annual growth of the gross domestic product of the European Union. Between the closing of this offering and October 5, 2008, the quarterly base fee will be reduced by an amount equal to the product of the following: (i) our net initial public offering price per share; (ii)             (the number of class C (series III) shares held by Visa Europe that would have been redeemed immediately, but for provisions in our amended and restated certificate of incorporation that permit Visa Europe to that delay the redemption of such shares until October 6, 2008) and; (iii) the three-month LIBOR rate plus 100 to 200 basis points.

Visa Europe may, at its option, license new trademarks and intellectual property and certain derivative intellectual property developed by the licensors at a fair market value royalty to be determined by Visa Europe and us at the time of such license grant. In the event that we propose to merge with, or sell all or a substantial part of its assets to, a competitor of Visa Europe, Visa Europe may, at its option, acquire from us, at a fair market value to be determined by Visa Europe and us at the time of such acquisition, those intellectual property assets covered by the licenses to the framework agreement as Visa Europe may require to allow it to continue operating its business in the manner conducted at such time. We may, at our option, license Visa Europe’s regional clearing and settlement system at a fair market value royalty to be determined by and Visa Europe and us at the time of such license grant.

Visa Europe must comply with certain agreed global rules governing the use and interoperability of the Visa trademarks and the interoperability of our systems with the systems of Visa Europe. If we want to change a global rule or require Visa Europe to implement certain changes that would not have a positive return for Visa

Europe and its members, Visa Europe is not required to implement such rule or change unless we agree to pay for the implementation costs and expenses that Visa Europe and its members will incur as a consequence of the implementation to the extent necessary to return Visa Europe and its members to a neutral financial condition.

Both parties will be required to implement system changes required to maintain the interoperability, security, safety and soundness of the Visa system. Other system changes are required in certain circumstances where the change does not exceed a certain expenditure threshold or where the proposing party agrees to pay for such change.

In addition, the parties will guarantee the obligations of their respective members to settle transactions between such members, service global customers, participate in certain global sponsorships, manage certain global programs, establish rules for servicing global merchants, ensure that their customers and members require acceptance of globally accepted cards, maintain adequate capital levels to support their ongoing business operations and establish and comply with rules relating to the operation of the Visa enterprise.

For five years following the reorganization, we have agreed not to offer or promote non-Visa branded products and services within the field in Visa Europe’s region and Visa Europe will not offer or promote non-Visa branded products and services within the field outside of its region. We will give Visa Europe the right of first refusal prior to offering any core products in the Visa Europe region that are not branded with a Visa mark.

We will also indemnify Visa Europe for any claims arising from activities within the field brought outside Visa Europe’s region, and Visa Europe will indemnify us for any claims from activities within the field brought inside Visa Europe’s region. Additionally, we will indemnify Visa Europe for third party claims of intellectual property infringement arising out of Visa Europe’s authorized use of the licensed Visa trademarks and technology.

The Bilateral Services

We and Visa Europe provide each other with transitional and ongoing services similar to those services that were provided among Visa U.S.A., Visa International, Inovant, Visa Canada and Visa Europe prior to our recent reorganization. We provide Visa Europe on an ongoing basis with authorization services for cross-border transactions involving Visa Europe’s region, on the one hand, and the rest of the world, on the other hand, as well as clearing and settlement system services between Visa Europe’s region and the rest of the world. Until Visa Europe’s regional clearing and settlement system is deployed, we will also provide clearing and settlement system services within Visa Europe’s region. In addition, the parties share foreign exchange revenues related to currency conversion for transactions involving European cardholders as well as other cross-border transactions that take place in Visa Europe’s region until Visa Europe’s regional clearing and settlement system is deployed, at which time this arrangement will cease. The parties will also use each others’ switching and processing services.

Visa Europe will indemnify us for any claims arising out of the provision of the services brought by Visa Europe’s member financial institutions against us, while we will indemnify Visa Europe for any claims arising out of the provision of the services brought against Visa Europe by our financial institution customers.

The Put-Call Option Agreement

We and Visa Europe have entered into a put-call option agreement under which Visa Europe will provide us with a call option to require Visa Europe to cause its members to convey and deliver to us all of the outstanding shares of capital stock of Visa Europe. We may exercise the call option, subject to certain conditions, at any time following certain triggering events, but in any event not before the closing of this offering.

A triggering event will occur if:

•	There is a decline of 25% or greater in the number of merchants in the Visa Europe region that accept Visa-branded products and such rate of decline is at least twice as much as both:

•	the average rate of any decline in the number of merchants in the Visa Europe region that accept general purpose payment cards for the processing of payment transactions, and

•

if the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined outside of Visa Europe’s region, the average rate of any decline in the number of merchants outside Visa Europe that accept Visa-branded general purpose payment cards for the processing of payment transactions; and

•

There is a decline of 45% or more in the number of automatic teller machines, or ATMs, within Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions, which we refer to as the ATM acceptance rate, where such decline in the ATM acceptance rate is at least twice:

•	the average rate of any decline in the number of ATMs within Visa Europe’s region that accept general purpose payment cards for the processing of credit and debit transactions; and

•

if the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining outside of Visa Europe’s region, the average rate of decline in the number of ATMs outside of Visa Europe’s region that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and

•

Visa Europe has failed to deliver and implement a remediation plan within six months after the later to occur of the circumstances described above, or has implemented a remediation plan but the decline in the merchant acceptance rate and ATM acceptance rate has not been stopped prior to the date that is 12 months after the implementation of the remediation plan.

In addition, we will grant Visa Europe a put option to require us to purchase from the Visa Europe members all of the issued shares of capital stock of Visa Europe. The put option may be exercised by Visa Europe at any time after the first anniversary of this offering.

The price per share at which both the call option and the put option will be exercisable will be calculated by, first, multiplying (A) the sum of (i) the projected sustainable net operating income of Visa Europe and its affiliates for the 12 months starting with the beginning of the calendar quarter commencing immediately after the exercise of the relevant option, subject to certain additional adjustments to account for, among other things, assets not transferred to us pursuant to the relevant option, (ii) an allocable portion of the fully phased-in cost synergies that would be achievable through the contribution of the operations of Visa Europe to our net operating income, on a pro forma basis, during the same twelve-month period and (iii) $5,000,000 (on a pre-tax basis), by (B) a fraction, the numerator of which is the average Visa Inc. price per share on its primary listing exchange for the 30 trading days preceding the exercise of the relevant option and the denominator of which is the median I/B/E/S estimate of the net income per share of our common stock for the 12 months starting with the next calendar quarter immediately after the exercise of the call option or the put option, as applicable.

The resulting price per share will then be increased by the sum of (i) the fair market value of all shares of our common stock owned by Visa Europe or any of its affiliates that will be acquired by Visa Inc. upon the closing of the call option or the put option plus (ii) the aggregate amount of any surplus capital of Visa Europe, plus (iii) the aggregate exercise price actually received by Visa Europe on conversion or exchange of convertible or exchangeable securities, less the sum of (a) the estimated amount of one-time costs associated with achieving the allocated portion of cost synergies added to Visa Europe’s projected sustainable net operating income, plus (b) the aggregate amount of any indebtedness of Visa Europe to the extent incurred to generate surplus capital, dividends or other distributions to shareholders of Visa Europe, plus (c) without duplication, the aggregate amount of any contingent liabilities with respect to Visa Europe or the business and assets acquired by us. If the call option or the put option is settled on a date that is prior to the date that is three years after the consummation of the initial public offering, we will have the option to deliver the option exercise price entirely in cash or a portion in cash and a portion in our publicly traded common stock up to a specified percentage that is tied to a formula based on the percentage of class C common stock originally received by all holders of class C common stock other than Visa Europe which will have been redeemed by us or which will have become freely transferable without restriction.

Visa Europe in its sole discretion may determine to include or exclude some or all of its non-core Visa assets in the put option or the call option as the case may be.

Visa Europe has agreed that Visa Europe will not, prior to an exercise of the put option or the call option, conduct an initial public offering of any capital stock of Visa Europe unless the Visa Europe business of authorizing, clearing and settling payments transactions branded under the Visa marks and those rights, assets, operations and properties that are solely used in or solely related to conducting the foregoing business would be transferred back to Visa Europe or a subsidiary thereof prior to the consummation of the put option or the call option, as the case may be.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock describes the material terms of our capital stock and is not complete. This summary is qualified in its entirety by reference to applicable Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. For a complete description, we refer you to our amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Upon the consummation of this offering of our class A common stock and the application of the proceeds as described under “Use of Proceeds,” our authorized capital stock will consist of:

•	2,001,622,245,209 shares of class A common stock, par value $0.0001 per share;

•	shares of class B common stock, par value $0.0001 per share; and

•

             shares of class C common stock, par value $0.0001 per share, sub-divided into the following four series of class C common stock: (1)              shares of class C (series I) common stock; (2)              shares of class C (series II) common stock; (3)              shares of class C (series III) common stock; and (4) 1,000,000 shares of class C (series IV) common stock.

Holders of a majority in voting power of our stock entitled to vote thereon may increase or decrease the number of authorized shares of any preferred stock, class A common stock, class B common stock, or class C common stock, but not below the number of shares of that class then outstanding, and no vote or action by the holders of any of the preferred stock, class A common stock, class B common stock, or class C common stock, voting separately as a class, is required for any such increase or decrease.

Voting Rights

From and after the consummation of this offering of class A common stock, each holder of class A common stock will have the right to cast one vote for each share of class A common stock held of record by such holder on all matters on which our stockholders generally are entitled to vote.

Each holder of class B common stock and each holder of class C common stock will have no right to vote on any matters on which stockholders generally are entitled to vote, other than the right, in addition to any other vote required by law, to cast a number of votes equal to the number of shares of class A common stock into which such shares of class B common stock or class C common stock (other than the class C (series II) common stock), as applicable, would be converted in accordance with the applicable conversion rate in effect on the record date for such vote on the following matters:

•

any consolidation, merger, combination or other transaction in which shares of class A common stock are exchanged for, converted into or changed into other stock or securities, or the right to receive cash or other property, unless the shares of class B common stock and the shares of class C common stock of all series, will be exchanged for or changed into the same per share amount of stock, securities, cash or any other property as the case may be, in which or for which each share of class A common stock is exchanged, converted or changed. Any such vote will require the approval of a majority of the voting power of the class B common stock and class C (series I) common stock (and prior to the conversion thereof into shares of class C (series I) common stock, the class C (series III) common stock and class C (series IV) common stock), voting together as a single class (in which vote the class A common stock and class C (series II) common stock will not participate) separate from all other classes or series of our capital stock, on an as-converted basis; and

•

any decision by us to exit our core payments business, i.e., to no longer operate a consumer debit/credit payments business. Any such vote will require the approval of at least 80% of the voting power of the common stock of all classes and series other than class C (series II) common stock, voting together as a single class (in which vote class C (series II) common stock will not participate), separate from all other classes or series of our capital stock.

Redemption

Class B Common Stock and Class C Common Stock Other than Class C (Series II) Common Stock

Pursuant to our amended and restated certificate of incorporation, we will be required to redeem a portion of the class B common stock (other than common stock owned by any of our subsidiaries) and class C common stock (other than class C (series II) common stock) following the consummation of this offering at a price per share equal to the price per share of class A common stock in this offering (net of any underwriting discounts and commissions), which we refer to as the net initial public offering price. We intend to fund this redemption with $             of the net proceeds of this offering, which we refer to as the aggregate redemption amount.

Within 20 business days after the consummation of this offering, we will deliver a notice to holders of our outstanding class B common stock and class C common stock (other than the class C (series II) common stock and stock held by any of our subsidiaries), notifying them of the aggregate redemption amount, the escrow amount, the number of class B common stock or class C common stock to be redeemed from the holder, and the date on which the redemption will occur, which we refer to as the redemption date and which must not be a date later than 30 days after the date on which the notice is delivered.

All redemptions will be made on a pro rata basis with respect to each class and series, except that the class C (series III) and class C (series IV) common stock will be treated as a single series for purposes of this redemption and holders of class C (series III) common stock will have a priority over holders of class C (series IV) common stock, such that all of the class C (series III) common stock will be redeemed prior to the redemption of any of the class C (series IV) common stock.

The redemption of the class C (series III) common stock, all of which is owned by Visa Europe will, unless Visa Europe delivers a written notice to us, be deferred until October 6, 2008. During this deferral period, Visa Europe will continue to enjoy the economic and beneficial entitlement to the shares of class C common stock that are subject to such deferred redemption, and the shares will remain subject to applicable transfer restrictions contained in our amended and restated certificate of incorporation.

Accordingly, assuming a net initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), less underwriting discounts and commissions, and the deferral of the class C (series III) and class C (series IV) redemption, we will redeem (i) on the redemption date,              shares of class B common stock and              shares of class C (series I) common stock, and (ii) on October 6, 2008,              shares of class C (series III) common stock and              shares of class C (series IV) common stock. Immediately following the redemption of such class C (series III) common stock, each outstanding share of class C (series III) and class C (series IV) common stock will be converted into one share of class C (series I) common stock and the class C (series III) and class C (series IV) common stock will be eliminated from our amended and restated certificate of incorporation.

Class C (Series II) Common Stock

We are entitled to redeem all, but not less than all, of the class C (series II) common stock held by Visa Europe by written notice to Visa Europe delivered at any time after the later of the consummation of this offering of our class A common stock and October 5, 2008. In addition, Visa Europe is entitled to require us to redeem all, but not less than all, of the class C (series II) common stock held by Visa Europe by giving us written notice delivered at any time after December 4, 2008. The aggregate redemption price will be equal to:

•	$1.146 billion; plus

•

the aggregate subscription price paid by Visa Europe in respect of additional class C (series II) common stock issued to Visa Europe, if any, as described below under “—Limitations on Further Issuances of Capital Stock,” minus

•	the sum of:

•

the aggregate amount of all dividends and other distributions declared and paid on outstanding shares of class C (series II) common stock during the period from October 3, 2007 to the date of the redemption; and

•

an amount equal to the product of: (i) each dividend or other distribution declared and paid on outstanding shares of class C (series II) common stock during the period from the reorganization closing date to the date of redemption; and (ii) a rate per annum, compounded quarterly, equal to three-month LIBOR plus 100 basis points from the applicable date of payment thereof and ending on March 31, June 30, September 30 or December 31, as applicable, after such date. Starting from December 31, 2007, such interest rate will increase by 25 basis points each quarter, up to a maximum rate of three-month LIBOR plus 200 basis points.

The redemption of our class C (series II) common stock described above, like the redemption of class B common stock and class C common stock (other than the class C (series II) common stock) following this offering, is required to be made out of our capital, and not out of surplus. Our amended and restated certificate of incorporation provides that, if necessary and to the extent permitted by the General Corporation Law of the State of Delaware and other applicable laws, our board of directors will increase the capital by directing that any surplus be transferred to capital, in order to ensure that there is sufficient capital to effect such redemptions out of capital. If we have insufficient capital for redemption of all class C (series II) common stock on the redemption date, the capital that is legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The class C (series II) common stock not redeemed will remain outstanding and entitled to all the rights and preferences provided in our amended and restated certificate of incorporation. As soon as practicable thereafter when additional capital is legally available for the redemption of class C (series II) common stock, such capital will immediately be used to redeem the balance of the shares that we have become obliged to redeem on such redemption date but that we have not redeemed.

Conversion

If any share of our class B common stock or class C common stock is transferred to a person that is not or was not, immediately after the consummation of the reorganization, the beneficial owner of any shares of any regional class of common stock, or a member of Visa U.S.A., Visa Europe or Visa Canada or an affiliate of any such persons (which we refer to as a Visa member), such share will automatically be converted into a number of shares of our class A common stock based upon the applicable conversion rate in effect at the time of such transfer with respect to such transferred shares of class B common stock or class C common stock.

The conversion rate applicable to any transfer of shares of our class C common stock shall always be one-to-one (i.e., one share of class C common stock will, upon transfer, be converted into one share of class A common stock), subject to adjustments for stock splits, recapitalizations and similar transactions.

Immediately following this offering, the conversion rate applicable to our shares of class B common stock will be             , subject to adjustments for stock splits, recapitalizations and similar transactions. This conversion rate will automatically be adjusted upon the issuance of any shares of our class A common stock which are designated as loss shares, the net proceeds of which are to be deposited in the escrow account to satisfy any settlements or judgments in respect of any covered litigation, and will also be adjusted upon the final resolution of the covered litigation and the disbursement to Visa Inc. of any funds then remaining on deposit in the escrow account. These adjustments will be made automatically, such that one share of class B common stock is convertible into a number of shares of class A common stock determined based upon the following formulae:

•	1.0 x (A–B), during the period between the closing of this offering and the final resolution of the covered litigation; and

•	1.0 x (A–B + C), after the final resolution of all of the covered litigation.

For purposes of these formulae:

“A” will be a fraction:

•	the numerator of which is:

•

the number of shares of our class B common stock (disregarding any shares of our class B common stock that are owned by any of our subsidiaries) that are outstanding after the redemption of shares of our class B common stock and class C common stock following the closing of this offering, which we refer to as the class B number, minus

•	an amount equal to the aggregate escrow amount divided by the net initial public offering price; and

•	the denominator of which is the class B number.

“B” will be a fraction:

•	the numerator of which is the number of loss shares that have been issued; and

•	the denominator of which is the class B number.

“C” will be a fraction:

•

the numerator of which is the quotient obtained by dividing the aggregate portion of the escrow amount disbursed to us from the escrow account after the final resolution of the covered litigation (other than certain tax distributions and reimbursements related to the loss sharing agreement) by the greater of $0.01 or the volume-weighted average price per share of our class A common stock during the 90 trading day period (or the total number of trading days if the class A common stock has been listed for trading for less than 90 days) ending on the third trading day immediately preceding the date on which the covered litigation is finally resolved; and

•	the denominator of which is the class B number.

After the date on which all of the covered litigation has been finally resolved, any amounts remaining on deposit in the escrow account with respect to the covered litigation will be released to us and the conversion rate applicable to any transfer of shares of our class B common stock will automatically be adjusted in favor of the holders of our class B common stock (i.e., such that a lesser number of shares of class B common stock are required in order to convert into a single share of class A common stock), to the extent of the aggregate amount released to us from the escrow account, taking into account the weighted average trading price of our class A common stock at such time, as described above.

No conversions of shares of class B common stock or class C common stock will be effected prior to the expiration of the transfer restrictions described under “—Transfer Restrictions,” although our board of directors may make exceptions to such transfer restrictions. Thereafter, such conversions may only occur in connection with: (i) a sale of such shares on a securities exchange on which shares of class A common stock are listed by means of a “brokers’ transaction” within the meaning of paragraph (g) of Rule 144 under the Securities Act of 1933; or (ii) a private placement of such shares to a person that is not a Visa member or an affiliate of a Visa member.

If, at any time after the consummation of this offering, any shares of our class A common stock are acquired by a Visa member or any person that is an operator, member or licensee of a general purpose payment card system that competes with us, or any affiliate of such person, such shares will automatically be converted on a one-for-one basis into shares of our class C (series I) common stock.

However, such automatic conversion will not apply with respect to any shares of class A common stock acquired by a Visa member other than shares of class A common stock acquired by such Visa member for its own account as a principal investor or for the account of an affiliate of such Visa member that is acting as a principal investor. Without limiting the foregoing, such automatic conversion shall not apply to any shares of class A common stock acquired or held by a Visa member, a similar person or any of their respective affiliates in connection with its brokerage, market making, custody, investment management or similar operations or acquired by any investment fund managed by a Visa member, a similar person or any of their respective affiliates.

Such conversions are subject to customary adjustments for reclassifications, splits and subdivisions of shares of common stock

Limitations on Further Issuances of Capital Stock

Our amended and restated certificate of incorporation and the litigation management agreement provide that, during the period from the closing of our reorganization until the final resolution of the covered litigation, neither we nor any of our subsidiaries shall issue any shares of capital stock to any person without the prior written consent of a majority of the members of the litigation committee, other than any issuance of:

•	shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) on or before the date of the amended and restated certificate of incorporation;

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) after the date of the reorganization agreement pursuant to the terms of the reorganization agreement or any other of the documents entered into in connection with our reorganization, including any loss shares, any shares of class C (series II) common stock issued pursuant to our restated certificate of incorporation and any securities issued upon the conversion or exchange of any shares of common stock issued pursuant to the terms of the reorganization agreement that are convertible into or exchangeable for shares of common stock;

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) issued upon the direct or indirect conversion of any options or convertible securities issued pursuant to any option plan or other employee incentive plan approved by our board of directors;

•	shares of common stock issued in payment of the option exercise price following an exercise of the put option or the call option under our put-call option agreement with Visa Europe;

•

shares of class A common stock in connection with any public offering of class A common stock that our board of directors determines in good faith is desirable in order to reduce the percentage ownership of common stock represented by the holders of class B common stock and class C common stock, in the aggregate, to less than 50%, including, without limitation, this offering;

•

shares of class A common stock (whether or not such shares constitute loss shares) sold in a public offering, the proceeds of which are to be used, as determined in good faith by our board of directors, to fund operating losses or other extraordinary losses or liabilities, or in other exigent circumstances as determined in good faith by our board of directors;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) issued as consideration in any merger or recapitalization or issued as consideration in an acquisition of any person by us;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) issued to any person in an aggregate number of shares, with respect to each such person, not to exceed (immediately after giving effect to such issuance) 10% of our outstanding capital stock of all classes and series, if such issuance is to a person as to which our board of directors has determined that a relationship with such person would result in a material strategic benefit to us;

•

shares of common stock or preferred stock (or other applicable equity interests in the case of any of our subsidiaries) in an aggregate number of shares not to exceed (immediately after giving effect to such issuance) 3% of our outstanding capital stock of all classes and series, issued as part of any financing transaction approved by our board of directors, so long as such securities are not a material component of such financing transaction; and

•

shares of common stock (or other applicable equity interests in the case of any of our subsidiaries) issued in connection with any stock split or stock dividend of our securities to all holders of such securities on a pro rata basis.

Anti-Dilution Rights of Class C (Series II) Common Stock

In general, except as described in the paragraph below, no holders of any shares of our common stock or preferred stock will be entitled to preemptive rights to subscribe for any shares of any class or series of our capital stock, except as may be provided in any preferred stock designation, any resolution or resolutions providing for the issuance of a series of stock adopted by our board of directors or any agreement between us and our stockholders. We have no current plans to grant preemptive rights by a resolution of our board of directors or through any agreement with our stockholders.

Our recent reorganization was structured such that Visa Europe may be in a position to qualify for the “substantial shareholding” tax exemption under English law. Under English law, a holder of a “substantial shareholding” may be in a position to qualify for an exemption from capital gains tax upon a disposition of those shares if it holds the shares throughout a continuous period of 12 months, beginning not more than 24 months prior to the disposition of such shares. For these purposes, a “substantial shareholding” means shares entitling the holder to not less than 10% of a company’s ordinary share capital, not less than 10% of the profits available for distribution to equity holders and not less than 10% of the assets of the company available for distribution to equity holders upon a winding up of the company. In order to enable Visa Europe to be in a position to qualify for this exemption, our amended and restated certificate of incorporation states that if, at any time prior to October 5, 2008, there occurs any transaction or other event as a result of which the shares of the class C (series II) common stock, class C (series III) common stock or class C (series IV) common stock (or the common stock into which any such class C common stock may convert or has been converted) owned by Visa Europe and VESI would represent, in the aggregate, less than 10% of: (i) our ordinary share capital (within the meaning of Section 832 Income and Corporation Taxes Act 1988); (ii) our profits available for distribution to our “equity holders” (computed in accordance with Schedule 18 Income and Corporation Taxes Act 1988, as adapted by paragraph 8 Schedule 7AC of the English Taxation of Chargeable Gains Act of 1992, or TCGA); and (iii) the assets that would be available to our equity holders upon our dissolution or other winding up (or any such other event with respect to our share capital occurs as would cause Visa Europe to fail the “substantial shareholding” test as set out in paragraph 8 Schedule 7AC of the TCGA in respect of its holding of shares of common stock), then such transaction or other event will have no effect unless we issue to Visa Europe, prior thereto, a number of shares of class C (series II) common stock such that, immediately after giving effect to such issuances, the shares of class C (series II) common stock, class C (series III) common stock and class C (series IV) common stock (or the common stock into which any such class C common stock may convert or has been converted) owned by Visa Europe and VESI represent, in the aggregate, at least 10% of: (i) our ordinary share capital; (ii) our profits available for distribution to our equity holders; and (iii) the assets that would be available to our equity holders upon our dissolution or other winding up, such that the test referred to above would be satisfied. The issuance of such additional shares of class C (series II) common stock will be made in consideration of the payment by Visa Europe to us of a subscription price equal to the aggregate fair market value thereof, as determined in good faith by our board of directors. The first installment of such subscription price, in an amount equal to the aggregate par value of the additional shares of class C (series II) common stock to be issued to Visa Europe, shall be paid by Visa Europe at the time of issuance. The balance of the subscription price shall be paid by Visa Europe contemporaneously with the redemption of the class C (series II) common stock, by means of an offset against the aggregate redemption price payable to Visa Europe in respect of the redemption of its shares of class C (series II) common stock.

Fractional Shares

We will not issue any fractional shares of any class of common stock upon conversion of any shares of any other class of common stock into shares of such class. In lieu of fractional shares, we will pay cash equal to such fractional amount multiplied by the fair market value, as determined by or in accordance with procedures established by our board of directors, per share of the applicable class of common stock into which such shares are being converted, as of the conversion date.

Dividend and Distribution Rights

Subject to any limitations contained in the DGCL, our amended and restated certificate of incorporation and any rights of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, the holders of shares of class A common stock, class B common stock and class C common stock, regardless of series thereof, are entitled to share ratably (on an as-converted basis as described below in the case of the holders of the class B common stock, or class C common stock) in dividends or distributions paid on the common stock, and no dividend or distribution may be declared or paid on any class or series of common stock unless an equivalent dividend is contemporaneously declared and paid on each other class and series of common stock.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably on an as-converted basis in the net assets available for distribution to stockholders after the payment of our debts and other liabilities, subject to the prior rights of any issued preferred shares. Neither the voluntary sale, conveyance, exchange or transfer for cash, shares of stock, securities or other consideration of all or substantially all of our property or assets nor our consolidation or merger with or into one or more other corporations will be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, unless such voluntary sale, conveyance, exchange or transfer will be in connection with a dissolution or winding-up of our business.

Mergers, Consolidation, Etc.

If we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for, converted into, or otherwise changed into other stock or securities, or the right to receive cash or any other property, such shares of common stock will be exchanged for or changed into the same per share amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed, on an as-converted basis.

Use of the Term “As-Converted”

For purposes of the paragraphs entitled “—Dividend and Distribution Rights,” “—Liquidation Rights” and “—Mergers, Consolidation, Etc.,” as-converted means that each holder of class B common stock, or each holder of class C common stock, will be entitled to its ratable portion of: (x) any dividend or distribution in case of dividend rights; (y) any assets available for distribution in case of liquidation rights; or (z) any stock, securities, cash or other consideration in a consolidation, merger, combination or other transaction, as the case may be, in each case based upon the number of shares of class A common stock into which the shares of class B common stock or class C common stock, as applicable, beneficially owned by such holder would be converted, assuming, immediately prior to such vote on such distribution or dividend, liquidation, dissolution or winding up, or the consummation of such consolidation, merger, combination or other transaction, as applicable, the conversion of all outstanding shares of class B common stock and class C common stock into class A common stock, based on the applicable conversion rate then in effect.

The conversion rate applicable to any transfer of shares of our class C common stock shall always be one-to-one (i.e., one share of class C common stock will, upon transfer, be converted into one share of class A common stock), subject to adjustments for stock splits, recapitalizations and similar transactions.

Immediately following this offering, the conversion rate applicable to our shares of class B common stock will be -to- one, subject to adjustments for stock splits, recapitalizations and similar transactions. This conversion rate will automatically be adjusted upon the issuance of any shares of our class A common stock which are designated as loss shares, the net proceeds of which are to be deposited in the escrow account to satisfy any settlements or judgments in respect of any covered litigation, and will also be adjusted upon the final resolution of the covered litigation and the disbursement to Visa Inc. of any funds then remaining on deposit in the escrow account.

After the date on which all of the covered litigation has been finally resolved, any amounts remaining on deposit in the escrow account with respect to the covered litigation will be released to us and the conversion rate applicable to any transfer of shares of our class B common stock will automatically be adjusted in favor of the holders of our class B common stock (i.e., such that a lesser number of shares of class B common stock are required in order to convert into a single share of class A common stock), to the extent of the aggregate amount released to us from the escrow account taking into account the weighted average trading price of our class A common stock at such time, as described above.

Preferred Stock

We are authorized to issue up to 25,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes our board of directors to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the designation, voting power, preferences and rights of the shares of each such series and any of its qualifications, limitations or restrictions. Unless otherwise provided in the certificate of designation with respect to any preferred stock, our board of directors may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding. Our board of directors may not authorize the issuance of preferred stock that adversely and disproportionately affects the rights or privileges of any class or series of common stock in relation to any other class or series of common stock. Our board may not authorize the issuance of preferred stock that is convertible into class B common stock, or class C common stock. We currently have no plans to issue any shares of preferred stock.

Transfer Restrictions

Shares of our class B common stock are not transferable until the later of the third anniversary of the consummation of this offering of our class A common stock or the escrow termination date. Shares of our class C common stock are not transferable until the third anniversary of the consummation of this offering of our class A common stock. Upon the consummation of this offering, the above described limitations on transfer are, however, subject to the following exceptions:

•	any transfer by us to the initial holders of any class B common stock or class C common stock;

•	any transfer upon the redemption of shares of class B common stock or class C common stock as provided in our restated certificate of incorporation;

•	any transfer by us to any person or entity or by the holders thereof to us;

•	any transfer of any shares of class B common stock to any other holder of class B common stock or its affiliate;

•	any transfer of any share of class C common stock of any applicable series to any other holder of class C common stock;

•	any transfer of any shares of any class B common stock or class C common stock to an affiliate of such holder;

•	any transfer of shares of common stock pursuant to the terms of the loss sharing agreement;

•

any transfer by Visa Europe of any shares of class C common stock to its members, stockholders or other holders of equity interest in Visa Europe at the time of such transfer, provided that such transfer is made in accordance with applicable securities laws and is made to each transferee ratably in accordance with their respective entitlements to dividends or other distributions from Visa Europe, in accordance with the applicable constituent documents of Visa Europe;

•

any transfer of any shares of class B common stock or class C common stock by any person that is a group member (as defined in the second restated bylaws of Visa International) of Visa International to any person that is a stockholder, member or other equity holder of such group member, provided that such transfer is made in accordance with applicable securities laws and is made to each transferee ratably in accordance with their respective entitlements to dividends or other distributions from such group member, in accordance with the applicable constituent documents of such group member;

•

any transfer by a holder of class B common stock or class C common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions;

•

any transfer by a holder of class B common stock or class C common stock to any person that acquires from such holder all or substantially all of the Visa-branded payments products portfolio of such holder; and

•

any transfer of any shares of common stock by any non-equity member of Visa International in the principal category of membership to any non-equity member of Visa International with membership in Visa International that is sponsored by such principal non-equity member; and any transfer of any shares of common stock by any non-equity member of Visa International in the principal category of membership to any person that participates in the Visa payment system as an issuer and which person is sponsored by such non-equity member, by an associate member of Visa International sponsored by such non-equity member of (if such non-equity member is a group member) by a constituent member of such non-equity member.

Our board of directors may approve exceptions to the limitation on transfers of our class C common stock, provided that such exception applies to all holders of class C common stock equally on a ratable basis or, if such exception does not apply on an equal and ratable basis, such exception is also approved by at least 75% of our independent directors. Additionally, after the escrow termination date, our board of directors may approve exceptions to the limitations on transfers of our class B common stock, provided that such exception applies to all holders of class B common stock equally on a ratable basis or, if such exception does not apply on an equal and ratable basis, such exception is also approved by at least 75% of our independent directors.

Our board of directors may, by resolution adopted by a majority of the board of directors, extend the three-year component of the transfer restriction periods with respect to any portion of the outstanding shares of our class B and class C common stock for a period of not more than one year after the date on which such period would otherwise terminate provided that:

•

contemporaneously with any such extension with respect to any portion of such shares of class B common stock and class C common stock, our board of directors has approved one or more reductions to the transfer restriction period with respect to another portion of such shares of class B common stock and class C common stock, such that at all times the weighted average period of the transfer restriction period with respect to all outstanding shares of class B common stock and class C common stock is not more than three years; and

•

such extension applies to all holders of our class B common stock and class C common stock equally on a ratable basis or, if such extension does not apply to all holders of class B common stock and class C common stock equally on a ratable basis, such extension is also approved by at least 75% of our independent directors.

Limitations on a Change of Control

We summarize below several provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL. These provisions could have the effect of delaying, deferring or preventing a change in control of us or deterring potential acquirers from making an offer to our stockholders. This could be the case even though a majority of our stockholders might benefit from such a change in control or offer. These descriptions are not complete and we refer you to the documents that we have filed as exhibits to this prospectus and to the DGCL.

Board of Directors. Our board of directors is divided into three classes serving staggered terms. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation.

From the consummation of this offering of our class A common stock until the third anniversary of the consummation of this offering, our board of directors will consist of 17 directors, and will be elected as follows:

•

a number of independent directors, not less than 10, will be elected by a plurality of the votes cast by the holders of our common stock present or represented by proxy at the meeting and entitled to vote on the election of such directors;

•	two of our directors will be USA directors;

•	one of our directors will be a Canada director;

•	one of our directors will be an AP director;

•	one of our directors will be a LAC director;

•	one of our directors will be a CEMEA director; and

•	our Chief Executive Officer will be the executive director.

Our board of directors is divided into three classes, designated as class I, class II and class III. Each of our regional directors is designated as a class I director, and is elected for a term commencing on the closing of our reorganization and expiring on the first anniversary of the closing of our reorganization (except that the term of the EU director automatically expires on the day immediately prior to the date of the closing of this offering). Our executive director and one or more of our independent directors are designated as class II directors, and are elected for a term commencing on the closing of our reorganization and expiring on the second anniversary of the closing of our reorganization. One or more of our independent directors are designated as class III directors and are elected for a term commencing on the closing of our reorganization and expiring on the third anniversary of the closing of our reorganization.

From and after the third anniversary of the consummation of this offering, the directors will be elected for a three-year term by the holders of a plurality of the votes cast by the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the election of such directors. During such period, at least 58% of our board of directors will be comprised of independent directors.

Vacancies and newly created seats on our board of directors may be filled only by our board of directors. In the event of a vacancy resulting from the death, resignation, disqualification or removal of any regional director prior to the third anniversary of the consummation of this offering, our board of directors will request that a representative sample of the holders of the applicable class or series of our common stock that was entitled to vote for the election of such regional director, as the board of directors may determine in its sole discretion, nominate an individual to fill such vacancy; provided, however, that such nominee must be an individual that is a current or former senior executive of a financial institution associated with the applicable class or series of common stock or which was entitled to vote for the election of such regional director. Our board of directors shall, at the next scheduled meeting of the board or any special meeting called for such purpose, vote upon any nominee submitted by the such regional nominating committee. If such nominee is elected by a majority of our full board of directors present at a meeting at which there is a quorum, such nominee shall be elected as a member of our board of directors. If such nominee fails to be elected at such meeting, then our board of directors shall call a special meeting of our stockholders for the purpose of voting to elect a director to fill such vacancy. In addition, each of the parties to the reorganization agreement has agreed to take any actions necessary to cause each regional director, provided that he or she continues to satisfy the foregoing requirements, to be re-nominated for election to a second term as a director, which second term will expire on the fourth anniversary of the closing of our reorganization. In addition, generally, a director may be removed, with or without cause, only by the affirmative vote of at least 80% in voting power of all the then outstanding shares of our stock entitled to vote for the election of directors voting together as a single class.

A candidate nominated to stand for election as one of our directors at any of our annual meetings (or any of our special meetings held for the purpose of electing directors in the first class of the three staggered classes of directors) held on or after January 1, 2008 and on or before December 31, 2008, will be required to meet the following qualifications: (i) such candidate must be a senior executive or former senior executive of a Visa member (or shall be one of our serving directors who has been nominated for re-election upon the expiration of his or her term); and (ii) such director must have been approved by the review committee (initially comprised of our seven regional directors) or, if the review committee has been disbanded because of the occurrence of this offering of shares of class A common stock, by then-serving directors who would have comprised the review committee had the review committee not been so disbanded.

The staggered board of directors, the ability of different classes of stockholders to elect directors until the third anniversary of the consummation of this offering of class A common stock, the inability of stockholders to fill vacancies or newly created seats on the board and the inability of stockholders to determine the number of directors make it more difficult to change the composition of our board of directors. These provisions promote a continuity of existing management.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholders’ proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of its stockholders. These procedures provide that notice of such stockholders’ proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our board of directors, the chairman of the board (or, as the amended and restated certificate of incorporation provides, the co-chairman, if any) or the Chief Executive Officer.

15% Share Ownership Limitation. Unless otherwise approved in advance by our board of directors, no person may beneficially own more than 15% of:

•	the aggregate outstanding shares or voting power of our class A common stock;

•	the aggregate outstanding shares or voting power of any other class or series of common stock entitled at any time to vote for the election of directors; or

•	the aggregate voting power of all of the then outstanding class A common stock and other common stock entitled at any time to vote for the election of directors, voting as a single class.

If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void.

5% Share Ownership Limitation. No Visa member or similar person may beneficially own more than 5% of the aggregate outstanding shares or voting power of class A common stock or other common stock entitled at any time to vote for the election of directors. Notwithstanding the foregoing ownership limitations, (i) no Visa member will be deemed in violation of this ownership limitation as a result of owning the number of shares received in the reorganization, (ii) no Visa Europe transferee will be deemed in violation of this limitation as a result of owning the number of shares of class C common stock immediately after the first transfer of any shares of class C common stock by Visa Europe to such initial Visa Europe transferee and (iii) any underwriter that participates in a public offering or as principal or initial purchaser in a placement of our class A common stock or other voting stock (or securities convertible into or exchangeable for such securities) may beneficially own securities to the extent necessary to facilitate such public offering or placement.

If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void ab initio.

Amendment of Certificate of Incorporation. In addition to certain class voting rights, our certificate of incorporation also requires the approval of not less than a majority of the voting power of the holders of the shares of class A common stock, the class B common stock, and each series of class C common stock, to amend certain powers, preferences and special rights of the common stock, if such amendment would adversely affect the rights of such class or series of common stock. These amendment requirements make it more difficult to alter the anti-takeover provisions of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and bylaws also authorize our board of directors to amend the bylaws at any time without stockholder action, except that any amendment by our board of directors of any provision of the bylaws that was adopted by our stockholders will not become effective earlier than 365 days after the date on which the stockholders adopted such provision.

Preferred Stock. Since our board of directors may issue shares of preferred stock and set the voting powers, designations, preferences and other rights related to that preferred stock, any designation of preferred stock and issuance of shares of preferred stock may delay or prevent a change of control.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•

the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person that, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is Wells Fargo Bank N.A.

Listing

We will apply to list our class A common stock on the                    under the symbol “    .”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-UNITED STATES HOLDERS OF OUR CLASS A COMMON STOCK

The following is a general discussion of the material United States federal income tax considerations applicable to a non-U.S. holder (as defined below) with respect to such holder’s acquisition, ownership and disposition of shares of our class A common stock as of the date hereof. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our class A common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our class A common stock. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our class A common stock that is, for U.S. federal income tax purposes, neither a partnership nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (A) if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of our class A common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” existing, proposed and temporary United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in each case as in effect and available as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus.

This description addresses only the United States federal income tax considerations of non-U.S. holders that are initial purchasers of our class A common stock pursuant to the offering and that will hold our class A common stock as capital assets. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of United States state or local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships or other pass-through entities;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pension plans;

•	holders that own or are deemed to own more than 5% of our class A common stock;

•	owners that hold our class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons that received our class A common stock as compensation for performance of services;

•	persons that have a functional currency other than the United States dollar; and

•	certain former citizens or residents of the United States.

Such holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our class A common stock.

There can be no assurance that the United States Internal Revenue Service, which we refer to as the “IRS,” will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the acquisition, ownership, or disposition of our class A common stock.

We urge you to consult with your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our class A common stock.

Distributions on Our Class A Common Stock

Distributions on our class A common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our class A common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock.”

Generally, but subject to the discussions below under “—Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, distributions of cash or property paid to you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable United States income tax treaty. If you are a non-U.S. holder you are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant United States income tax treaty. In addition, see the discussion of potential deemed dividends that may result from certain adjustments to the conversion rate of our class B common stock in “Risk Factors—Risks Related to Our Class A Common Stock and This Offering.”

If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. If you are a non-U.S. corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

To claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

Generally, but subject to discussions below under “—Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, you will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or other taxable disposition of shares of our class A common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and if an applicable United States income tax treaty so provides, is also attributable to your permanent establishment in the United States), in which case you generally will be taxed at the graduated United States federal income tax rates applicable to United States persons and, if you are a non-U.S. corporation, the additional branch profits tax described above in “Distributions on Our Class A Common Stock” may apply; or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, in which case you will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by your United States source capital losses, if any.

Status as United States Real Property Holding Corporation

If you are a non-U.S. holder, under certain circumstances, gain recognized on the sale, exchange or other disposition of, and certain distributions in excess of basis with respect to, our class A common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been, at any time during the shorter of: (i) your holding period of our class A common stock; and (ii) the five-year period ending on the date of such sale, exchange or other disposition (or distribution in excess of basis), a “United States real property holding corporation” for United States federal income tax purposes, unless our class A common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding class A common stock, directly and/or indirectly. If we are determined to be a United States real property holding corporation and the foregoing exception does not apply, then, if you are a non-U.S. holder, a purchaser may withhold 10% of the proceeds payable to you from a sale of our class A common stock, and you generally will be taxed on the net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our class A common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder of common stock, that is not an exempt recipient (which includes a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from such payments of dividends or proceeds, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28%.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our class A common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

We are offering the shares of class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of class A common stock listed next to its name in the following table:

Name	Number of Shares of Class A Common Stock
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Banc of America Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

The underwriters are committed to purchase all the class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the class A common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the class A common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the class A common stock offered in this offering.

The underwriters have an option to buy up to                  additional shares of class A common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of class A common stock less the amount paid by the underwriters to us per share of class A common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. and subject to certain exceptions, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of class A common stock, whether any such transaction is to be settled by delivery of class A common stock or such other securities, in cash or otherwise, other than the class A common stock to be sold in this offering and any class A common stock issued upon the exercise of options granted under existing employee stock option plans. In addition, each of our directors and executive officers has agreed that, for the same 180-day lock-up period, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. and subject to certain exceptions, he or she will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock (including without limitation, class A common stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the class A common stock, whether any such transaction is to be settled by delivery of class A common stock or such other securities, in cash or otherwise. In addition, we have agreed that, for the same 180-day lock-up period, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., our board of directors will not waive any of the restrictions on transfer binding the shares of class B and class C common stock, as described under “Description of Capital Stock—Transfer Restrictions.”

The 180-day lock-up period is subject to extension if during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period. In such a case, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on                      under the symbol “        ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the class A common stock, which involves the sale by the underwriters of a greater number of shares of class A common stock than they are required to purchase in this offering, and purchasing shares of class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market that could adversely affect investors that purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the Securities and Exchange Commission, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the class A common stock or preventing or retarding a decline in the market price of the class A common stock, and, as a result, the price of the class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                     , in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At our request, the underwriters have reserved up to                  shares of class A common stock for sale to certain employees at the initial public offering price. The number of shares of class A common stock available for sale to the general public in the public offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sale of directed shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters are affiliates of members of Visa U.S.A. or Visa International and are existing class B or class C stockholders of Visa Inc. Accordingly, the underwriters or their affiliates will collectively receive in excess of 10% of the net proceeds of this offering upon redemption of their class B and class C common stock, as described under “Use of Proceeds”. Because affiliates of the underwriters will receive more than 10% of the net proceeds of this offering, this offering is being made pursuant to the provisions of NASD Rule 2710(h). In addition, we may be deemed to have a “conflict of interest” under NASD Rule 2720 with J.P. Morgan Securities Inc. because an affiliate of J.P. Morgan Securities Inc. owns 23.3% of our class B common stock, representing in excess of 10% of our common stock prior to this offering. Accordingly, this offering will be made in compliance with the applicable provisions of NASD Rule 2720. NASD Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter.”                      has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. The initial public offering price is no higher than that recommended by                      .

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. are lenders under Visa International’s three-year revolving credit agreement, 364-day revolving credit agreement and incremental credit facility, and have provided commitments, subject to customary conditions, for a single $2.25 billion credit facility. See “Overview of Financial Condition and Results of Operations of Visa Inc.—Liquidity and Capital Resources.” In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for Visa Inc. by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and Schedule II of Visa International and subsidiaries as of September 30, 2006 and 2005 and for each of the years in the three-year period ended September 30, 2006 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Visa U.S.A. and subsidiaries as of September 30, 2006 and 2005 and for each of the years in the three-year period ended September 30, 2006 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in Note 3 to the consolidated financial statements, the Company adopted Emerging Issues Task Force No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock” during the year ended September 30, 2005.

The balance sheet of Visa Inc. as of June 30, 2007 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our class A common stock being offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. Some items of information are contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the content of any contract, agreement or other document filed as an exhibit to the registration statement are not necessarily complete. With respect to those statements, you should refer to the corresponding exhibit for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit.

We are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the SEC. Following the closing of this offering, we will be subject to all requirements of the Securities Exchange Act of 1934, as amended, including the proxy statement requirements.

You may read and copy any document that Visa Inc. files at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and proxy statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa Inc.

We have audited the accompanying balance sheet of Visa Inc. as of June 30, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Visa Inc. as of June 30, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

August 20, 2007, except as to note 5, which is as of November 8, 2007

Visa Inc.

(a wholly-owned subsidiary of Visa International Services Association)

Balance Sheet

As of June 30, 2007

(in dollars)

June 30, 2007
Assets
Total Assets	$—

Liabilities and Stockholder’s Equity
Total Liabilities	$—

Stockholder’s equity
Common stock, $0.0001 par value, 100 shares authorized, issued, and outstanding	—
Additional paid-in capital	2,001
Stockholder subscription receivable	(1)
Accumulated deficit	(2,000)

Total stockholder’s equity	—

Total liabilities and stockholder’s equity	$—

See accompanying notes to the balance sheet.

Visa Inc.

(a wholly-owned subsidiary of Visa International Services Association)

Notes to Balance Sheet

1.	Formation and Basis of Presentation

Visa Inc. (the “Company”), a wholly-owned subsidiary of Visa International Service Association (the “Parent” or “Visa International”), was incorporated in Delaware on May 25, 2007. The Company was established to facilitate the proposed restructuring of Visa set forth in the Global Restructuring Agreement (“GRA”) dated June 15, 2007 between Visa International, Visa U.S.A., Visa Europe, Visa Canada and other Visa affiliates. The Company is currently a shell entity, and as such, does not have significant operations. Consequently, the Company has omitted the statements of operations, cash flows and stockholder’s equity. Joseph W. Saunders, the Chief Executive Officer and Chairman of the Company’s board, is currently serving as the sole director of the Company.

2.	Summary of Significant Accounting Policies

Subscription Receivable – Amounts receivable from Visa International associated with issuance of Visa Inc. stock are accounted for as contra-equity. These amounts are assessed for collectibility by the Company at each balance sheet date.

Organization costs – Costs of incorporation were paid by the Parent. These costs have been pushed down to Visa Inc. as an expense of the Company (which is included in Accumulated Deficit in the accompanying Balance Sheet) with a corresponding credit to contributed (paid-in) capital in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin Topic 5.T.

3.	Stockholder’s Equity

On June 30, 2007, there are 100 shares of common stock, par value $0.0001 per share, authorized, issued and outstanding. All shares are held by the Parent.

On June 30, 2007, the Company has a note receivable from the Parent for $1, which is presented as a reduction of stockholder’s equity until it is paid by the Parent.

4.	Global Restructuring Agreement

On June 15, 2007, the boards of directors of Visa International, Visa U.S.A., Visa Canada and Visa Europe approved the GRA, an agreement that contemplates a series of transactions through which Visa International, Visa U.S.A., Visa Canada and Inovant will become subsidiaries of the Company. The GRA contemplates that Visa Europe will not become a subsidiary of Visa Inc. Visa Europe will enter into a series of contractual relationships that will govern its relationship and will become a stockholder of Visa Inc. To effectuate the restructuring discussed above, the Company anticipates authorizing and issuing several classes of stock to the financial institution members of Visa U.S.A., to eligible financial institution members of Visa International (affiliated with the Visa Asia Pacific, Visa Latin America Caribbean and Visa Central Europe Middle East and Africa regions), to the financial institution members of Visa Canada and to Visa Europe, as follows:

Class or Series	Par Value	To Be Authorized	To Be Issued in the Proposed Restructuring
Preferred stock	$0.0001	25,000,000

Common stock

Class A common stock	$0.0001	2,001,622,245,209
Class B common stock	$0.0001	622,245,209
Class C series I common stock	$0.0001	813,582,801
Class C series II common stock	$0.0001	38,582,801
Class C series III common stock	$0.0001	64,000,000
Class C series IV common stock	$0.0001	1,000,000

Regional classes and series of common stock

Class USA common stock	$0.0001	622,245,209	426,390,481
Class EU series I common stock	$0.0001	64,000,000	62,213,201
Class EU series II common stock	$0.0001	38,582,801	27,904,464
Class EU series III common stock	$0.0001	1,000,000	549,587
Class Canada common stock	$0.0001	25,000,000	22,034,685
Class AP common stock	$0.0001	130,000,000	119,100,481
Class LAC common stock	$0.0001	90,000,000	80,137,915
Class CEMEA common stock	$0.0001	42,000,000	36,749,698

		2,004,199,484,030	775,080,512

The initial allocation of shares of Visa Inc. is subject to subsequent conversion and reallocation, which is referred to as the true-up, based on each participating region’s relative under- or over-achievement of the performance targets set forth in the GRA during a four quarter period leading up to an initial public offering of Visa Inc. Specifically, each region’s performance will be compared to its projected performance for the trailing four quarters reported in the final and effective Form S-1 to offer shares of Visa Inc. in an initial public offering.

The stock set forth above is also subject to various redemption and conversion provisions, all of which are contingent upon an initial public offering of the Company, among other things.

Put-Call Option Agreement on Visa Europe Shares

As part of the GRA, the Company will enter into a put-call option agreement with Visa Europe. Under this agreement, the Company is entitled to purchase all of the share capital of Visa Europe from its members at any time following certain triggering dates, but in any event not before the closing of an initial public offering. A triggering event will occur if: (A) there is a 25% or greater decline in the number of merchants and a 45% or greater decline in the number of automated teller machines in Visa Europe’s region that accept Visa branded products; (B) such rate of decline in each case is at least twice as a much as both: (i) the average rate of decline in the number of merchants and ATMs in the Visa Europe region that accept general payment cards and (ii) the average rate of decline in acceptance, if any, in the number of merchants and ATMs outside of Visa Europe’s region that accept Visa branded cards; and (c) Visa Europe has failed to deliver and implement a remediation plan within six months of the occurrence of either such event (the call option). Further, Visa Europe is entitled to require us to purchase from the members of Visa Europe all of its share capital any time after the earlier of 365 days following the initial public offering date or 605 days after the closing date of the restructuring (the put option).

The price per share at which both the call and put option are exercisable is calculated using a formula principally based on Visa Europe’s projected financial performance, identified synergies expected to be realized upon combination of the entities and our price-to-earnings ratio.

On the date of the restructuring, the fair value of the put option will be recorded as a long-term liability in the Company’s financial statements. Thereafter, this liability will be carried at fair value with changes in fair value included in the statement of operations similar to the treatment required by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and reclassified as a short-term liability when it becomes exercisable within one year.

5. Subsequent Events

(i) Global Restructuring Agreement

In October 2007, we completed the series of transactions under the Global Restructuring Agreement, as detailed in Note 4, Global Restructuring Agreement.

(ii) Settlement Agreement with American Express

The Company, Visa U.S.A. Inc. (“Visa U.S.A.”) and Visa International entered into an agreement with American Express that became effective on November 9, 2007 to settle previously disclosed litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ends all current litigation between American Express and Visa U.S.A. and Visa International as well as five co-defendant banks.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from the Company and $185 million from the five co-defendant banks. Beginning March 31, 2008, the Company will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

Visa Inc.’s consolidated future maximum payments under the settlement agreement are as follows:

For the fiscal years ending September 30,	(in millions)
2008	$1,155
2009	280
2010	280
2011	280
2012	70

Total Future Commitments	$2,065

To account for the agreement, Visa U.S.A., which became a wholly-owned subsidiary of the Company upon the consummation of the reorganization in October 2007, expects to record litigation expense in its fiscal 2007 financial statements equal to the present value of the total payments it expects to make, which totals a maximum of approximately $1.9 billion. The settlement will be funded through the Company’s retrospective responsibility plan, which consists of several related mechanisms, including a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa U.S.A. Inc.:

We have audited the accompanying consolidated balance sheets of Visa U.S.A. Inc. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity (deficit), comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visa U.S.A. Inc. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Emerging Issues Task Force No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, during the year ended September 30, 2005.

/s/ KPMG LLP

San Francisco, California

June 6, 2007

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30
	2006	2005
	(in thousands)
Assets
Cash and cash equivalents	$270,124	$135,397
Investment securities, available-for-sale	660,451	681,144
Accounts receivable	216,585	198,248
Settlement receivable	41,450	35,297
Current portion of volume and support agreements	110,751	161,627
Current portion of deferred tax assets	149,671	128,038
Prepaid and other current assets	144,899	138,294

Total current assets	1,593,931	1,478,045

Investment securities, available-for-sale	515,290	318,876
Volume and support agreements	43,071	97,137
Investment in Visa International	186,353	173,099
Facilities, equipment, and software, net	280,899	320,208
Deferred tax assets	237,533	292,280
Other assets	106,841	65,742

Total assets	$2,963,918	$2,745,387

Liabilities
Accounts payable	$119,075	$127,575
Settlement payable	88,767	63,973
Accrued compensation	179,557	158,893
Volume and support agreements	216,255	149,215
Current portion of member deposits	134,070	142,627
Accrued liabilities	406,815	453,153
Current portion of long-term debt	32,339	32,339
Current portion of accrued litigation	216,085	197,477

Total current liabilities	1,392,963	1,325,252

Member deposits	3,320	128,832
Other liabilities	122,083	59,625
Long-term debt	41,280	73,619
Accrued litigation	783,618	1,010,443

Total liabilities	2,343,264	2,597,771

Minority interest	37,840	21,995
Commitments and contingencies (Note 17)
Equity
Accumulated net income	583,772	129,211
Accumulated other comprehensive loss	(958)	(3,590)

Total equity	582,814	125,621

Total liabilities and equity	$2,963,918	$2,745,387

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Operating Revenues
Card service fees	$1,482,439	$1,288,588	$1,191,211
Data processing fees	1,247,969	1,139,080	1,037,763
Volume and support agreements	(587,751)	(524,107)	(466,064)
International transaction fees	397,954	360,269	306,553
Other revenues	407,515	400,775	359,894

Total operating revenues	2,948,126	2,664,605	2,429,357

Operating Expenses
Personnel	671,093	618,723	628,373
Facilities	89,298	92,619	89,898
Network, EDP, and communications	327,593	338,288	299,752
Advertising, marketing, and promotion	539,258	528,138	470,665
Visa International fees	159,264	168,455	196,297
Professional and consulting fees	291,235	273,009	231,059
Administrative and other	117,837	60,117	45,934
Litigation provision	22,878	132,334	36,900

Total operating expenses	2,218,456	2,211,683	1,998,878

Operating income	729,670	452,922	430,479
Other Income (Expense)
Equity in earnings of unconsolidated affiliates	13,355	30,799	21,967
Interest expense	(89,539)	(108,485)	(111,301)
Investment income, net	68,330	81,009	13,926

Total other (expense) income	(7,854)	3,323	(75,408)

Income before income taxes and minority interest	721,816	456,245	355,071
Income tax expense	251,338	183,296	132,558

Income before minority interest	470,478	272,949	222,513
Minority interest	(15,917)	(8,248)	(6,645)

Income before cumulative effect of change in accounting principle	454,561	264,701	215,868
Cumulative effect of accounting change, net of tax (Note 3)	—	95,744	(6,214)

Net income	$454,561	$360,445	$209,654

Pro forma amounts assuming the accounting changes are applied retroactively (Note 3)	$—	$264,701	$221,080

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Accumulated Net (Loss) Income	Accumulated Other Comprehensive Income (Loss)	Total (Deficit) Equity
	(in thousands)
Balance as of September 30, 2003	$(440,888)	$1,244	$(439,644)
Net income	209,654		209,654
Other comprehensive income, net of tax		89	89

Comprehensive income			209,743

Balance as of September 30, 2004	$(231,234)	$1,333	$(229,901)

Net income	360,445		360,445
Other comprehensive loss, net of tax		(4,923)	(4,923)

Comprehensive income			355,522

Balance as of September 30, 2005	$129,211	$(3,590)	$125,621

Net income	454,561		454,561
Other comprehensive income, net of tax		2,632	2,632

Comprehensive income			457,193

Balance as of September 30, 2006	$583,772	$(958)	$582,814

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Net Income	$454,561	$360,445	$209,654
Other comprehensive income (loss), net of tax:
Net unrealized gain (loss) on investment securities, available-for-sale	5,589	(366)	790
Income tax (expense) benefit	(2,018)	385	(253)
Reclassification adjustment for net gain realized in net income	(1,473)	(7,732)	(750)
Income tax benefit	534	2,790	302

Other comprehensive income (loss), net of tax	2,632	(4,923)	89

Comprehensive income	$457,193	$355,522	$209,743

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Operating Activities
Net income	$454,561	$360,445	$209,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of facilities equipment, and software	123,361	118,531	98,298
Amortization of intangibles, investments, debt issuance cost, accretion of member deposits, and asset retirement obligation	16,802	16,997	13,138
Asset impairment	13,167	1,276	—
Net realized gain on investment securities	(1,473)	(7,732)	(750)
Gain on sale of joint venture	—	(41,968)	—
Loss on sale of assets	3,213	—	—
Minority interest	15,917	8,248	6,645
Amortization of volume and support agreements	580,043	572,777	498,205
Cumulative effect of accounting change—volume and support agreements	—	—	6,214
Accrued litigation and accretion	114,468	226,222	138,998
Equity in earnings of unconsolidated affiliates	(13,355)	(30,802)	(21,969)
Cumulative effect of accounting change—equity in earnings of Visa International	—	(95,744)	—
Deferred income taxes	31,630	85,186	68,010
Change in operating assets and liabilities:
Accounts receivable	(18,337)	(14,285)	(39,458)
Settlement receivable	(6,153)	(17,624)	(1,346)
Volume and support agreements	(408,061)	(471,903)	(595,869)
Other assets	(62,270)	(76,675)	28,371
Accounts payable	(8,500)	56,580	(39,825)
Settlement payable	24,794	28,593	12,326
Accrued compensation	20,664	(11,595)	(13,881)
Accrued and other liabilities	19,349	184,640	115,732
Accrued litigation	(322,685)	(267,807)	(204,805)
Member deposits	(142,627)	(142,731)	155,704

Net cash provided by operating activities	434,508	480,629	433,392

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Investing Activities
Investment securities, available-for-sale:
Purchases	(3,783,841)	(1,896,715)	(1,204,555)
Proceeds from sales and maturities	3,607,904	1,425,427	1,005,839
Proceeds from sale of interest in Inovant LLC	—	2,424	—
Distributions from joint ventures	—	20,000	15,000
Proceeds from sale of joint venture	—	95,000	—
Purchases of facilities, equipment, and software	(87,265)	(119,267)	(122,211)

Net cash used in investing activities	(263,202)	(473,131)	(305,927)

Financing Activities
Principal payments on debt	(33,200)	(33,200)	(33,200)
Debt issuance costs	—	—	(3,000)
Principal payments on capital lease obligations	(3,379)	(568)	—
Minority interest distribution	—	(12,198)	(3,090)

Net cash used in financing activities	(36,579)	(45,966)	(39,290)

Increase (decrease) in cash and cash equivalents	134,727	(38,468)	88,175
Cash and cash equivalents at beginning of year	135,397	173,865	85,690

Cash and cash equivalents at end of year	$270,124	$135,397	$173,865

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$261,600	$122,529	$22,661
Increase in accounts payable and accrued and other liabilities related to purchases of facilities, equipment and software	$9,033	$6,257	$776
Interest payments on debt	$5,772	$7,585	$8,705

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended September 30, 2006

Note 1—Organization

Visa U.S.A. Inc. (Visa, Visa U.S.A., or the Company) consists of Visa U.S.A. Inc. and its subsidiaries: Inovant, Inc., International Anasazi, Inc., Interlink Network, Inc., Integrated Solutions Concepts, Inc., Debit Processing Services, Inc., Plus System, Inc., Inovant LLC, and Advanced Resolution Services, Inc.

In June 2006 the Company dissolved its wholly-owned subsidiary, Merchant Processing Holdings, Inc. (MPH). MPH held the Company’s joint venture interest in Vital Processing Services L.L.C., which was sold in March 2005.

In June 2005 the Company incorporated Advanced Resolution Services, Inc., a Delaware corporation, as a wholly-owned subsidiary of Visa U.S.A. in order to provide various fraud-prevention and security-related services to Visa members.

The Company has one operating and reportable segment, “Payment Services” in the United States. The Company’s activities are interrelated, and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of Visa U.S.A. as one operating and reportable segment.

Visa is a non-stock, non-assessable, Delaware membership corporation. The Company operates a payment system that enables consumers and businesses to conduct financial transactions using Visa-branded payment products at physical and virtual points-of-sale and at automated teller machines which are identified by the Visa Brand Mark, Visa Point-of-Sale Graphic or familiar three-band Visa Flag, and other various designs and marks in the United States.

Visa’s products and services enable its members to participate in an international payment system that none could offer individually. Visa U.S.A. does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. Visa U.S.A.’s issuing members have the independent responsibility individually to determine these and most other competitive card features. These functions are performed by Visa member financial institutions in competition with one another. Visa U.S.A. establishes standards and procedures for acceptance and settlement of member transactions. Visa’s services allow merchants and consumers to use efficient, secure, and guaranteed payment products in lieu of cash, checks, and other forms of payment. Its relationship is with the cardholder’s issuing and merchant’s acquiring member financial institutions.

Membership is composed of financial institutions participating in this system. At its April 2006 Annual Meeting, the Company adopted an amended Certificate of Incorporation and amended bylaws which changed the composition of the Board of Directors and clarified dividend, dissolution, membership interest, and voting rights. In accordance with the Company’s Certificate of Incorporation and bylaws, members pay service fees each quarter based on payments volume for the preceding quarter. Payments volume is defined as total monetary value of transactions for goods and services purchased, initiated with Visa products, including PIN-based debit, and excluding cash transactions. Members’ dividend and dissolution rights, membership interests in the corporation, and voting rights are based on the members’ respective cumulative portions of the total of all of certain fees paid to the Company up to the most recent Reference Date as defined in the amended Certificate of Incorporation. The initial Reference Date is May 1, 2006 and members’ proportions will be adjusted as of each third anniversary of that date. The Board of Directors includes independent Directors who meet eligibility requirements set forth in the Certificate of Incorporation, including the definition of independence from the Company and its members. The chief executive officers of the Company and of Visa International Service Association (Visa International) serve as ex officio non-voting directors. Directors other than ex officio directors are elected in at-large voting by

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

members in accordance with voting rights and director qualifications set forth in the Company’s bylaws. Under the amended Certificate of Incorporation, the directors will serve staggered terms of two years. Members represented on the Board of Directors accounted for 41 percent of total payments volume for the twelve months ended June 30, 2006. Visa members, which are comprised of domestic banks and other financial institutions, represent 100 percent of the Company’s payments volume.

In October 2006, the Company’s Board of Directors approved a plan to form Visa Inc. by merger transactions including Visa U.S.A., Visa Canada Association (Visa Canada), and Visa International (Note 20).

Note 2—Significant Accounting Policies

Basis of Presentation

Visa and its subsidiaries prepare their financial statements in conformity with accounting principles generally accepted in the United States of America.

Consolidation

The consolidated financial statements include the accounts of Visa and its subsidiaries after elimination of intercompany accounts and transactions. The Company consolidates entities when it has a greater than 50 percent ownership or when it exercises control. Minority interest is recorded for consolidated entities in which the Company has less than 100 percent ownership interest. Minority interest represents the equity interest not owned by the Company.

Reclassifications

Certain reclassifications, not affecting net income, have been made to prior period information to conform to the current period presentation format.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include certain revenue discounts and volume-based support incentives, assumptions used in the determination of pension and postretirement costs, discount rates used to present value long-term obligations, and assumptions used in the calculation of income taxes, among others.

Cash, Cash Equivalents, and Investments

Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value. Investments with original maturities beyond ninety days and maturing in less than one year are considered short-term investments. Investments with maturities in excess of one year are considered long-term investments.

The Company classifies its debt and marketable equity securities as available-for-sale. These securities are recorded at cost at the time of purchase and are carried at fair value, based on current market quotations.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Unrealized gains and losses are reported in Other Comprehensive Income, Net of Tax. The Company does not engage in investment trading activities. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In evaluating other-than-temporary impairment, the Company reviews sustained declines in market price below the amount recorded for the investment and the Company’s intent and ability to hold the investment until recovery, which may in certain cases be maturity. The Company considers the length of time and extent to which market value has been less than cost and other relevant factors such as the issuer’s financial condition, and the Company’s investment horizon. Net realized gains and losses are determined on a specific identification basis and are included in Investment Income, Net on the Company’s Consolidated Statements of Operations.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield and are included in Investment Income, Net on the Company’s Consolidated Statements of Operations. Dividend and interest income are recognized when earned, and are included in Investment Income, Net on the Company’s Consolidated Statements of Operations.

Financial Instruments

The Company considers cash and cash equivalents, short-term investments, long-term investments, notes receivable, short-term debt and notes payable to be financial instruments. Except as described in Note 14, the estimated fair value of such instruments as of September 30, 2006 and 2005 approximate their carrying values as reported in the Company’s Consolidated Balance Sheets.

Settlement Receivable and Payable

The Company operates systems for clearing and settling deposit access products. Net settlements are generally cleared daily among its members. However, some transactions may not settle until subsequent business days, resulting in amounts due from and to members. These settlement amounts are stated at cost and presented on a gross basis on the Company’s Consolidated Balance Sheets.

Indemnification

The Company accounts for indemnifications using the framework of FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that an obligation be recorded if estimable, regardless of the probability of occurrence. The Company indemnifies issuing and acquiring members from settlement losses suffered by reason of the failure of any other member to honor drafts, travelers checks, or other instruments processed in accordance with operating regulations. The Company’s estimate of its liability for settlement indemnification is included in Accrued Liabilities on the Company’s Consolidated Balance Sheets and is described in Note 17.

Prepaid Assets

The Company records prepayments of goods and services. The amounts are recorded in Prepaid and Other Current Assets and Other Assets on the Company’s Consolidated Balance Sheets. The Company expenses these amounts to the Consolidated Statements of Operations over the period of benefit.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Investments in Joint Ventures, Affiliates, and Subsidiaries

Investments resulting in ownership of approximately 20 to 50 percent, or in excess of 5 percent of a flow-through entity (e.g., limited partnerships, limited liability companies), are accounted for using the equity method. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Under the equity method, the Company’s share of each entity’s profit or loss is reflected currently in the Company’s Consolidated Statements of Operations rather than when realized through dividends or distributions. Other non-marketable investments, resulting in ownership interests of less than these percentages, are accounted for using the cost method.

The Company has interests in certain limited partnerships and limited liability companies and has evaluated these entities for consolidation using the framework established by Financial Interpretation 46 (revised), “Consolidation-Variable Interest Entities: Guidance on Applying FASB Interpretation No. 46 (revised 2003), Consolidation of Variable Interest Entities” (FIN 46). The Company has determined that its ownership in these entities does not constitute ownership of Variable Interest Entities as defined in FIN 46. The Company is not the primary beneficiary of these entities and has accounted for these investments under the equity method.

Facilities, Equipment, and Software

Facilities, equipment, and software are recorded at historical cost and are depreciated on a straight-line basis over their estimated useful lives, which range from three to forty years, except for land and construction-in-progress, which are not depreciated.

Depreciation and amortization are provided for facilities, equipment, and software on a straight-line basis over the estimated useful lives of the respective classes of assets as follows:

Facilities
Buildings	40 years
Building improvements	3 to 40 years
Leasehold improvements	Shorter of lease life or 10 years
Furniture and fixtures	10 years
Equipment	3 to 5 years
Software	3 to 5 years

Pursuant to SOP 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” computer software development incurred during the development stage of projects is capitalized. Costs incurred prior to reaching the development stage of projects and other research and development costs are expensed as incurred.

The Company capitalizes purchased software. Capitalized software costs included in Facilities, Equipment, and Software, Net on the Company’s Consolidated Balance Sheets are amortized on a straight-line basis over their estimated useful lives of up to five years.

Costs for maintenance and repairs are charged to expense as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Intangible Assets

The Company initially records intangible assets at fair value and evaluates the useful life of each asset. Intangible assets with finite useful lives are amortized on a straight-line basis. Assets with indefinite useful lives are not amortized but are evaluated annually to confirm that events and circumstances continue to support an indefinite useful life. As of September 30, 2006 the Company had no intangible assets.

Impairment

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of all long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of an asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

Volume and Support Agreements

Volume and support agreements are incentive agreements with members, merchants, and other business partners designed to build payments volume and increase product acceptance. The Company capitalizes certain incentive payments under volume and support agreements related to signing or renewing long-term contracts in instances where the Company receives a commitment from the member to generate a substantial portion of its credit and debit card payments volume on Visa branded products for an agreed upon period of time. Volume and support incentives are accrued based on management’s estimate of the members’ performance according to provisions in the related agreements. These accruals are routinely reviewed and estimates of performance are adjusted as appropriate. Capitalized costs and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue or as part of Advertising, Marketing, and Promotion expense on either a straight-line or a sales-volume basis over the period of benefit.

The Company considers any contract where greater than 60 percent of payments are based on sales volume to be predominantly sales-based. Sales-based contracts with expected payments over $10 million are amortized based on estimated forecasted sales volume data. All other contracts with expected payments of $1 million or more are amortized on a straight-line basis. Contracts with expected payments of less than $1 million are accounted for in accordance with the Company’s prepaid and accrued liability accounting policies.

Accrued Litigation

The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies.” These judgments are subjective based on the status of legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may materially differ from the Company’s judgment.

Accrued litigation is accounted for using the present value of actual and estimable future payment obligations, discounted at the estimated rate of sources of credit that could be used to finance the payment of such obligations with similar terms. The current portion of accrued litigation represents the present value of payments to be made over the next year (Note 18).

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Revenue Recognition

The Company’s revenue is comprised principally of card service fees, data processing fees, international transaction fees, and other revenues. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition” (SAB 104), and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Card service fees predominantly represent payments by members with respect to their card programs carrying marks of the Visa brand. Card service fees are based principally upon spending on Visa-branded cards for goods and services as reported on member quarterly operating certificates. Current quarter service fees are assessed and recognized ratably over the quarter using a calculation of pricing applied to prior quarter volumes.

Data processing fees represent user fees for authorization, clearing, settlement, transaction processing services and other maintenance and support services that facilitate transaction and information processing among the Company’s members globally, Visa International, Visa Canada, and Visa Europe Limited (Visa Europe). These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

International transaction fees are assessed to members on foreign transactions of U.S.-based issuing banks and domestic transactions of foreign-based issuing banks in cross-border transactions. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Other Revenues represent optional card enhancements, such as extended cardholder protection and concierge services, cardholder and merchant services, software development services, and other services provided to members, Visa International, Visa Canada, and Visa Europe. Software development services are provided through Inovant LLC on a time and materials basis primarily to Visa International, Visa Europe, and Visa Canada. Development services are recognized as revenue in the period services are rendered.

For certain programs, the Company records deferred revenue when cash is collected from members in advance and use of the funds is for designated program purposes. Revenue is recognized when funds are used for designated program purposes. Deferred revenue is included in Accrued Liabilities in the Company’s Consolidated Balance Sheets (Note 11).

Advertising Costs

In accordance with SOP 93-7, “Reporting on Advertising Costs,” the Company expenses the production costs of advertising as incurred. The cost of media advertising is expensed when the advertising takes place. Total advertising costs, included in Advertising, Marketing, and Promotion on the Consolidated Statements of Operations, were $343.4 million, $335.4 million, and $288.4 million in fiscal 2006, 2005, and 2004, respectively.

Operating Leases

The Company evaluates the impact of rent escalation clauses and lease incentives, including rent abatements and tenant improvement allowances included in its operating leases. Rent escalation clauses and lease incentives are considered in determining total rent expense to be recognized during the term of the lease, which begins on the date the Company takes control of the leased space. Rent expense related to lease agreements which contain escalation clauses are recorded on a straight-line basis. Renewal options are considered by evaluating the overall term of the lease.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension and postretirement plans

The Company accounts for its defined benefit pension and postretirement plans within the framework of in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets (for qualified pension plans), which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The discount rate is based on matching the duration of other corporate bond pools to the expected benefit payment stream.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected assets allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the 10% corridor around the larger of assets or liabilities, is recognized in the net periodic pension calculation over the expected average employee future service, approximately 9 years. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments.

Recent Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board (FASB) issued Staff Positions No. 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP SFAS 115-1 and SFAS 124-1). FSP SFAS 115-1 and SFAS 124-1 address the determination of when an investment is considered impaired and whether impairment is temporary. These pronouncements provide a three- step process for determining and accounting for other-than-temporary impairment, as well as disclosure requirements for reporting unrealized losses. FSP SFAS 115-1 and SFAS 124-1 are effective for the first reporting period beginning after December 15, 2005. The Company adopted FSP SFAS 115-1 and SFAS 124-1 on October 1, 2005. Additional disclosures required under the pronouncements are included in Note 7. The adoption of FSP SFAS 115-1 and SFAS 124-1 did not have an impact to the Company’s results of operations and financial condition.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 3—Cumulative Effect of Change in Adoption of Accounting Principle

Investment in Visa International

During 2005, the Company adopted Emerging Issues Task Force No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (EITF 02-14). EITF 02-14 provides guidance related to investments where the investor has the ability to exercise significant influence over operating and financial policies of the investee and where the investment conveys rights and privileges substantially similar to common stock. EITF 02-14 defines criteria for evaluating whether an investment is “in-substance” common stock. Investments meeting these criteria are accounted for under the equity method if significant influence is deemed to exist.

Visa U.S.A.’s influence over Visa International is demonstrated by its representation on Visa International’s Board of Directors, significant related party transactions, and technological interdependence. Dividend and dissolution rights are based upon cumulative volume-based service fees paid by members to Visa International since inception, as a percentage of total volume-based service fees received. Therefore, the percentage of equity ownership fluctuates over time.

In accordance with the provisions of EITF 02-14, the Company recorded the cumulative effect of its equity in earnings of Visa International on prior years through fiscal 2004 of $95.7 million (net of taxes of $54.1 million) in income during fiscal 2005. The amount recorded represents a 33 percent share in Visa International accumulated equity in fiscal 2004. The effect of the change in fiscal 2005 was to increase Income Before Cumulative Effect of Change in Accounting Principle by $9.5 million and Net Income by $105.2 million. These equity estimates are based on a conservative interpretation of “volume-based” service fees. Pro forma amounts on the Consolidated Statements of Operations reflect the impact on prior year results as if the accounting change had been in effect during the periods presented.

Summarized consolidated financial information for Visa International was as follows:

	As of September 30
	2006	2005
	(in thousands)
Current Assets	$1,705,691	$1,468,835
Facilities and equipment, net	162,617	173,179
Other assets	144,231	125,942

Total assets	$2,012,539	$1,767,956

Current Liabilities	$1,315,511	$1,148,174
Long-term debt and other liabilities	90,748	84,336
Equity	606,280	535,446

Total liabilities and equity	$2,012,539	$1,767,956

	For the Years Ended September 30
	2006	2005
	(in thousands)
Total operating revenues	$1,262,555	$1,147,430
Total operating expenses	1,242,109	1,045,829
Non-operating income, net	78,511	40,469
Provision for income taxes	29,202	58,869

Net income	$69,755	$83,201

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Volume and Support Agreements

During 2004, the Company changed its method of amortizing volume and support agreements with payment terms that are predominantly based on sales volumes. The Company considers any contract over $10 million where greater than 60 percent of the payments are based on payments volume to be predominantly payments volume-based.

For these contracts, the Company has adopted an amortization methodology based on forecasted payments volume and eliminated the straight-line method. This new method of accounting was adopted to more accurately attribute contract acquisition costs to the related payments volume-based revenue.

The Company accounted for the change in the basis of amortization as a change in accounting principle. The cumulative effect of the change on prior years through fiscal 2003 was $6.2 million (net of taxes of $4.5 million) and is included in income in fiscal 2004. The effect of the change in fiscal 2004 was to increase Income Before Cumulative Effect of Change in Accounting Principle by $11.8 million and Net Income by $5.5 million. Pro forma amounts on the Consolidated Statements of Operations reflect the impact on prior year results as if the change in basis of amortization had been in effect during the periods presented.

The Company also changed the period of amortization for all volume and support agreements to contract term. Previously, contracts were amortized over the shorter of contract term or estimated life of the underlying card. Based on historical experience, contract term better reflects the useful life of volume and support agreements. The Company accounted for this change as a change in accounting estimate. The result of this change in accounting estimate was an increase in net income in fiscal 2004 of $7.4 million.

Note 4—Inovant, Inc. and Inovant LLC

On September 30, 2005, Inovant, Inc. sold a 10 percent interest in Inovant LLC to Visa Europe and a 6 percent interest to Visa International and its Central and Eastern Europe, Middle East, and Africa (CEMEA) region at a price equivalent to the founders’ cost, which was below the book value of underlying equity in fiscal 2005. Inovant, Inc.’s ownership interest in Inovant LLC, previously 85 percent, was reduced to 69 percent.

Inovant LLC net equity at the time of sale of these minority interests was $97.8 million; the carrying value of the 16 percent minority interest sold was $15.6 million. Cash contributions by new minority owners totaled $2.4 million. Cash contributions were set below book value to compensate new minority owners and settle a dispute with them concerning the earnings of and distributions from Inovant LLC since January 1, 2003. In consideration of their mutual release from claims with respect to these matters, Visa U.S.A. also made payments totaling $3.9 million to Visa Europe and Visa International. These payments and the difference of $13.2 million between cash contributions and the book value of minority interests sold were reflected in Litigation Provision on the Company’s Consolidated Statements of Operations in fiscal 2005.

Note 5—Visa International, Visa Canada, Visa Europe

Visa International, Visa Canada, and Visa Europe are all separately incorporated entities. The Company pays expenses to Visa International and earns revenues from Visa International, Visa Canada, and Visa Europe.

Visa U.S.A. Inc. has the rights to various designs and marks by virtue of its membership in Visa International. Visa International is a membership corporation, which administers a worldwide payment system through various card products, automated teller machines, point-of-sale devices, and travelers checks, which are identified by the Visa Brand Mark, Visa Point-of-Sale Graphic, or familiar three-band Visa Flag, and various other designs and marks.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company pays fees to Visa International, based on retail sales volume, exclusive of online PIN-based debit, for services primarily related to global brand management, global product enhancements, and global electronic payment systems. Voting rights in Visa International are based on annual payment service volume. Dividend and dissolution rights are based on cumulative service fees paid to Visa International. Visa U.S.A. members accounted for approximately 35.5 percent, 35.9 percent, and 37.9 percent of Visa International’s annual volume during fiscal 2006, 2005, and 2004, respectively. Under current Visa International bylaws, no more than eight directors from the Visa U.S.A. membership can be elected or appointed to the current twenty-three-member Visa International Board of Directors. Amendment of the Visa International bylaws relating to allocation of directors requires an affirmative vote of at least 90 percent of the total membership of the Board of Directors.

A summary of the major expenses paid to Visa International is as follows:

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Visa International fees	$159,264	$168,455	$196,297
Network and EDP services	2,645	2,392	2,246

Total	$161,909	$170,847	$198,543

Visa U.S.A. Inc. operates a proprietary network, VisaNet, that links issuers and acquirers for transaction processing services. Processing services are provided through Visa’s majority-owned subsidiary, Inovant LLC. The Company provides processing and development services and various license and usage rights to Visa International, Visa Canada, and Visa Europe, in accordance with service agreements with these entities. A summary of Data Processing Fees and Other Revenues received from Visa International, Visa Canada, and Visa Europe is as follows:

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Visa International	$215,307	$203,495	$255,289
Visa Canada	19,104	18,596	18,563
Visa Europe	64,738	58,127	9,914

Total	$299,149	$280,218	$283,766

The net balances for related party services due to the Company, presented below, are recorded in Accounts Receivable and Prepaid and Other Current Assets in the Company’s Consolidated Balance Sheets.

	As of September 30
	2006	2005
	(in thousands)
Visa International	$30,969	$28,711
Visa Canada	$1,718	$1,484
Visa Europe	$4,985	$4,701

As of September 30, 2006 and 2005, the Company had receivables of $20.0 million and $16.4 million, respectively, from Visa International related to income taxes. This balance is included in Other Assets in the Consolidated Balance Sheets.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company has an uncommitted credit facility with Visa International whereby the Company or Visa International may provide each other short-term financing with a maximum term of five business days. Neither the Company nor Visa International has the obligation to lend to or to borrow from the other company. There were no outstanding balances as of September 30, 2006 or September 30, 2005 under this arrangement.

Note 6—Prepaid and Other Current Assets

Prepaid and Other Current Assets is comprised of the following:

	As of September 30
	2006	2005
	(in thousands)
Member collateral	$51,042	$50,248
Prepaid customer support	23,593	—
Non-trade receivables	19,849	19,436
Prepaid maintenance	18,042	9,862
Interest receivable	14,131	8,850
Prepaid other	7,482	5,495
Restricted time deposits	4,805	5,562
Prepaid pension	4,081	38,104
Other	1,874	737

Total	$144,899	$138,294

Note 7—Investments

Available-for-sale investment securities, which are recorded at fair value, consist of marketable debt securities issued by government-sponsored entities, tax-exempt municipal bonds, and mutual fund investments in equity securities. The amortized cost, unrealized gains and losses, and fair value of available-for-sale securities are as follows:

	As of September 30, 2006
	Available-for-Sale
	Amortized Cost	Gross Gains	Unrealized Losses	Fair Value
	(in thousands)
Government-sponsored entities	$897,648	$170	$2,519	$895,299
Tax-exempt municipal bonds	248,799	570	402	248,967
Equity securities	29,906	2,125	556	31,475

Total	$1,176,353	$2,865	$3,477	$1,175,741

	As of September 30, 2005
	(in thousands)
Government-sponsored entities	$756,512	$—	$6,314	$750,198
Tax-exempt municipal bonds	217,533	218	426	217,325
Equity securities	30,631	2,274	408	32,497

Total	$1,004,676	$2,492	$7,148	$1,000,020

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification is as follows:

	As of September 30, 2006
	Amortized Cost	Fair Value
	(in thousands)
Due within one year	$629,801	$628,976
Due in one to five years	516,646	515,290

Total	$1,146,447	$1,144,266

Investments with a fair market value less than cost as of September 30, 2006 are as follows:

	12 Months or Less		Greater Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
Government-sponsored entities	$278,099	$667	$344,248	$1,852	$622,347	$2,519
Tax-exempt municipal bonds	64,782	199	36,681	203	101,463	402
Equity securities	5,628	144	1,969	412	7,597	556

Total	$348,509	$1,010	$382,898	$2,467	$731,407	$3,477

The unrealized losses on investments in government-sponsored entities and tax-exempt municipal bonds are caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the par value of the initial issuance of the securities. As of September 30, 2006, a total of 89 investments in government-sponsored entities and tax-exempt municipal bonds are in an unrealized loss position. Because management has the ability and intent to hold these investments until a recovery of fair value, which may be to maturity, the Company does not consider these investments to be other-than-temporarily impaired as of September 30, 2006.

Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Losses experienced on these equity investments are offset by reductions in personnel expense. Unrealized losses on equity securities were caused by changes in market conditions. As of September 30, 2006, a total of 8 fund investments are in an unrealized loss position. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair value of investments in equity securities. Based on an evaluation of the near-term prospects of these investments and management’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of September 30, 2006.

Note 8—Investments in Joint Ventures

Real Estate Joint Ventures

The Company and Visa International invest in joint ventures that own, lease, develop, and operate all facilities and properties used jointly by Visa U.S.A. and Visa International.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The following represents Visa U.S.A.’s investments in the joint ventures, and is included in Other Assets on the Company’s Consolidated Balance Sheets:

	Ownership Percentage	As of September 30
		2006	2005
		(in thousands)
Visa Resources	50.0%	$2,162	$2,016
Visa Land Development I, L.P.	49.5%	10,673	10,012
Visa Land Development II, L.P.	49.5%	8,652	9,381
Visa Land Management Inc.	50.0%	367	352
Visa Land Management II, Inc.	50.0%	165	156

Total		$22,019	$21,917

Visa Resources, a California General Partnership, manages and invests in or leases premises and equipment used jointly by its general partners, Visa U.S.A. and Visa International. Visa Land Management Inc. and Visa Land Management II, Inc. manage the interests of Visa Land Development I, L.P. (VLD I) and Visa Land Development II, L.P. (VLD II), respectively, in owned real estate.

Summarized combined financial information for the joint ventures was as follows:

	As of September 30
	2006	2005
	(in thousands)
Current assets	$14,422	$14,419
Premises and equipment, net	84,055	86,468
Other assets	1,176	1,093

Total assets	$99,653	$101,980

Current liabilities	$6,616	$5,632
Other liabilities	1,679	1,519
Debt	46,930	50,605
Equity	44,428	44,224

Total liabilities and equity	$99,653	$101,980

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Total revenues	$81,912	$84,327	$86,800
Total expenses	81,654	84,139	86,605

Net Income	$258	$188	$195

In September 1994 and 1995, VLD I and VLD II entered into Note Purchase Agreements. Outstanding notes for VLD I and VLD II have an interest rate of 8.28 percent and 7.83 percent, and mature in September 2014 and 2015, respectively. Debt issuance and other costs totaling $3.0 million are being amortized on a straight-line basis over the life of the notes, which approximates amortization under the effective interest method. Interest

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

expense on the outstanding notes in fiscal 2006, 2005, and 2004 was $4.1 million, $4.4 million, and $4.6 million, respectively. The future principal debt payments for these notes are listed below.

For the Years Ending September 30	(in thousands)
2007	$4,070
2008	4,410
2009	4,779
2010	5,178
2011	5,611
Thereafter	23,586

Total	47,634
Less: unamortized debt issuance and other costs	(704)
Total debt	$46,930

Visa Resources charges the combined costs of facilities and equipment to the Company and Visa International based primarily upon the percentage of the total square footage occupied by each entity in the shared premises. In fiscal 2006, 2005, and 2004, the Company was allocated 83 percent, 81 percent, and 80 percent of these expenses, respectively.

As of September 30, 2006, combined total future minimum lease payments under non-cancelable operating leases with original terms of more than one year are listed below.

For the Years Ending September 30	(in thousands)
2007	$3,442
2008	2,082
2009	2,071
2010	2,083
2011	2,120
Thereafter	177

Total lease commitments	$11,975

Vital Processing Services L.L.C.

In 1996, Merchant Processing Holdings, Inc. (MPH) entered into a joint venture with Total System Services, Inc. (TSYS) to form Vital Processing Services L.L.C. (Vital) in exchange for capital contributions of $4.0 million and software with a book value of $3.5 million. In January 2005, Visa U.S.A. and MPH entered into an agreement with TSYS to sell the Company’s 50 percent equity interest in Vital for a price of $95.0 million. The transaction closed on March 1, 2005. MPH’s 50 percent equity interest was zero in fiscal 2006 and 2005, respectively.

The $42.0 million difference between the sale price and the Company’s equity interest in Vital at the time of sale of $53.0 million was recognized as a gain and is included in Investment Income, Net in the Company’s Consolidated Statements of Operations.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 9—Facilities, Equipment, and Software, Net

Facilities, Equipment, and Software, Net consisted of the following:

	As of September 30
	2006	2005
	(in thousands)
Land, buildings, and improvements	$88,358	$86,073
Furniture, fixtures, and leasehold improvements	42,511	41,600
Computer and other equipment	362,093	495,307
Software
Internally-developed	96,920	86,739
Purchased	101,757	148,953
Construction-in-progress	20,375	36,739

Total facilities, equipment, and software	712,014	895,411
Less: accumulated depreciation and amortization	431,115	575,203

Facilities, equipment, and software, net	$280,899	$320,208

In fiscal 2006, the Company terminated a software development project designed to develop an exception management solution for debit processing that would replace its legacy Transaction Exception System. The Company consolidated all exception management solutions under its Visa Resolve OnLine platform, a web-based transaction dispute management program. This decision eliminated the need for a separate platform for debit exception processing. As a result, the Company recognized an impairment charge of $3.5 million in May 2006 for work completed to date. At the time of this decision, the asset was still in development and included in construction-in-progress. The impairment charge is reflected in Network, EDP, and Communications and Professional and Consulting Fees on the Company’s Consolidated Statements of Operations in fiscal 2006.

The Company entered into various equipment capital leases during 2005. The total amount capitalized was $11.1 million as of September 30, 2005. Accumulated depreciation as of September 30, 2006 and 2005 was $3.5 million and $0.6 million, respectively. The Company’s future obligations related to these capital leases are discussed in Note 17.

In 2005, the Company identified certain components of its legacy Visa access point technology where future use of the components was unlikely due to anticipated routine upgrades of access point technology. As a result, the Company recognized a full impairment of $0.7 million for these components in Network, EDP, and Communications on the Consolidated Statements of Operations in fiscal 2005.

In 2005, the Company also identified data storage equipment that became obsolete due to adoption of a more cost-effective alternative to store this data. The Company does not have an alternative use for the equipment. As a result, the Company recognized a full impairment of $0.6 million in Network, EDP, and Communications on the Consolidated Statements of Operations in fiscal 2005.

In 2003, the Company deployed Smart Rewards Platform (SRP) Software and related development costs were capitalized. In March 2004, as a result of a merchant decision to discontinue the Smart Rewards program and a shift in the Company’s strategy with respect to chip-based products, the Company recognized a full

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

impairment of $5.0 million of the SRP asset and other software licenses purchased as part of SRP development to Administrative and Other Expense. Related amortization charged to Network, EDP, and Communications in the Consolidated Statements of Operations was $0.6 million in fiscal 2004.

Depreciation and amortization expense for facilities, equipment, and software totaled $123.4 million, $118.5 million, and $98.3 million in fiscal 2006, 2005, and 2004, respectively. Included in those amounts are amortization expense on internally developed software of $20.1 million, $22.4 million, and $16.6 million in fiscal 2006, 2005, and 2004, respectively.

Future amortization of internally developed software is shown on the following table:

For the Years Ending September 30	(in thousands)
2007	$15,176
2008	11,615
2009	7,039
2010	2,358
2011	912

Total	$37,100

Note 10—Intangible Assets

On January 31, 2003 the Company entered into an exclusive ten-year licensing agreement with a member. The agreement granted Visa patent and know-how rights, which allowed the Company to market and distribute Mini Cards within the United States. The license granted was sub-licensable.

In June 2006 the Company assessed a low probability of future incremental cash flows from the Mini Card, given the Company’s strategic focus on developing next-generation payment platforms and services, and minimal Mini Card issuance by Visa members. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of an asset, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows.

As a result, the Company recognized an impairment charge of $13.2 million in June 2006 for the net carrying value of the asset. The expense is reflected in Administrative and Other on the Company’s Consolidated Statements of Operations. Related amortization, also included in Administrative and Other, was $1.5 million, $2.0 million, and $2.0 million in fiscal 2006, 2005, and 2004, respectively.

As of September 30, 2006 the Company has no intangible assets (other than capitalized software) on its Consolidated Balance Sheets. As of September 30, 2005, the carrying value of the license was $14.7 million, net of accumulated amortization of $5.3 million.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 11—Accrued Liabilities

Accrued Liabilities is comprised of the following:

	As of September 30
	2006	2005
	(in thousands)
Accrued operating expenses	$154,096	$87,676
Restricted issuer liability	100,414	230,300
Member collateral	51,042	50,248
Deferred revenues	50,780	6,626
Accrued discounts	36,105	27,149
Accrued taxes	9,576	46,328
Accrued other	4,802	4,826

Total	$406,815	$453,153

Note 12—Restricted Assets and Liabilities

Member Collateral

Under the corporate bylaws, Visa indemnifies issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor drafts processed in accordance with the Operating Regulations. To reduce this risk, the Company obtains collateral from members, as needed, in order to ensure a member’s performance of its settlement obligations. This collateral is generally in the form of cash equivalents, securities, and letters of credit. The Company held collateral as follows:

	As of September 30
	2006	2005
	(in thousands)
Cash equivalents	$51,042	$50,224
Pledged securities at market	118,020	107,608
Letters of credit	92	165

The Cash Equivalents are reflected in Current Assets and Current Liabilities on the Company’s Consolidated Balance Sheets as they are held in escrow in the Company’s name. The Securities and Letters of Credit are held by third parties in trust for the Company and the members, and have been excluded from the Company’s Consolidated Balance Sheets.

Utilities Card Acceptance Program

In April 2005, the Company introduced a program that supports card product usage for selected utilities that meet certain acceptance standards. The program is funded by debit issuers at the time of settlement, to support efforts on their behalf to secure utility merchant acceptance and promote debit products usage. Under current program rules, unused funds, if any, would be returned to debit issuers at the conclusion of the program. The balance for the program was $2.3 million and $0.2 million as of September 30, 2006 and 2005, respectively, and is reflected in Cash and Cash Equivalents, Investment Securities, and Accrued Liabilities on the Company’s Consolidated Balance Sheets.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

In August 2006, the Company announced its intention to end the Utilities Card Acceptance Program in April 2007. Under current program rules, unused funds from the program, if any, will be returned to issuers by September 30, 2007.

Visa Check Card Acceptance Program

In January 2004, the Company introduced a program that supports Visa Check card usage and other business arrangements for selected merchants that meet certain acceptance standards. The program is funded by Visa Check card issuers at the time of settlement, to support efforts on their behalf to secure merchant acceptance and promote card usage. Under current program rules, unused funds, if any, would be returned to issuers at the conclusion of the program.

The balance for the program was $74.5 million and $230.1 million as of September 30, 2006 and 2005, respectively, and is reflected in Cash and Cash Equivalents, Investment Securities, and Accrued Liabilities on the Company’s Consolidated Balance Sheets.

In August 2006, the Company announced its intention to end the Visa Check Card Acceptance Program in April 2007. Under current program rules, unused funds from the program, if any, will be returned to issuers by September 30, 2007.

Cash Collateral for Standby Letter of Credit

In May 2004, the Company obtained an irrevocable standby letter of credit (Letter of Credit). The fully collateralized Letter of Credit was established as required by the First Amendment and Waiver to the Company’s Note Purchase Agreements for the benefit of the holders of the Company’s Series A and Series B Notes. During March 2006, certain financial covenant requirements under the First Amendment and Waiver to the Note Purchase Agreements were met. As a result, the Company is no longer obligated to retain a letter of credit. Cash collateral of $0.0 million and $37.6 million were restricted as part of this standby letter of credit and included in Cash and Cash Equivalents on the Company’s Consolidated Balance Sheets as of September 30, 2006 and 2005, respectively.

Note 13—Pension, Postretirement, and Other Benefits

The Company participates in noncontributory defined benefit pension plans, which provide for retirement benefits for Visa U.S.A. Inc. and Visa International employees residing in the United States. The benefits are based on years of service, age, and the employee’s final three years of earnings, and for employees hired after September 30, 2002, the employee’s final five years of earnings. Pension plan expense is accrued as actuarially determined under the Projected Unit Credit Method. The funding policy is to contribute annually no less than the minimum and no more than the maximum amount that can be deducted for federal income tax purposes. The pension plan assets are invested in pooled and mutual funds and separate accounts.

During 2004, the pension plan was amended to limit the maximum leave period that may be taken into account for pension benefit purposes to twenty-four months in aggregate. This amendment did not have a material impact on the Company’s pension liability.

As of September 30, 2006 and 2005, pension obligations were settled totaling $5.3 million and $11.4 million, respectively. In connection with pension obligation settlements, the plan recognized previously

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

unrecognized net losses on supplemental pension plan assets of $3.1 million, $12.5 million, and $37.5 million in fiscal 2006, 2005, and 2004, respectively. Visa U.S.A.’s share of pension plan settlement losses was $1.8 million, $8.9 million, and $25.5 million in fiscal 2006, 2005, and 2004, respectively. The net settlement losses on plan assets are recorded in Personnel expense in the Company’s Consolidated Statements of Operations.

The Company also participates in a postretirement benefit plan that provides medical benefits for Visa U.S.A. Inc. and Visa International retirees and dependents who meet minimum age and service requirements. Benefits are provided from retirement date until age sixty-five. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company’s contributions are funded on a current basis.

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status, and amounts recognized in Visa U.S.A. Inc., and Visa International’s collective financial statements related to the regular retirement plan and the supplemental retirement plan (which primarily covers key executives), and those of the postretirement plan.

	Pension Benefits		Postretirement Benefits
	Measurement Date June 30
	2006	2005	2006	2005
	(in thousands)
Change in Projected Benefit Obligation/Accumulated Plan Benefit Obligation:
Benefit obligation—beginning of year	$714,968	$601,160	$67,125	$58,067
Service cost	74,025	62,369	6,755	6,027
Interest cost	41,164	40,902	3,621	3,919
Plan amendments	—	—	—	—
Actuarial loss	(93,901)	80,216	(480)	1,948
Settlements	2,124	6,853	—	—
Benefit payments	(77,958)	(76,532)	(2,938)	(2,836)

Benefit obligation—end of year	$660,422	$714,968	$74,083	$67,125

Accumulated pension benefit obligation	$487,939	$451,135	$—	$—

Change in Plan Assets:
Fair value of plan assets—beginning of year	$493,538	$416,138	$—	$—
Actual return on plan assets	39,257	27,968	—	—
Company contribution	59,561	125,964	2,938	2,836
Benefit payments	(77,958)	(76,532)	(2,938)	(2,836)

Fair value of plan assets—end of year	$514,398	$493,538	$—	$—

Funded Status:
Funded status—September 30	$(146,024)	$(221,430)	$(74,083)	$(67,125)
Unrecognized prior service cost	7,363	8,374	(16,321)	(20,980)
Unrecognized actuarial loss	141,661	257,217	25,203	27,688
Contribution between measurement date and year end	461	4,771	932	735

Prepaid (accrued) benefit cost	$3,461	$48,932	$(64,269)	$(59,682)
Visa U.S.A. share of prepaid (accrued) benefit cost	$4,181	$38,104	$(50,825)	$(46,656)

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Net periodic pension and other postretirement plan cost included the following components:

	Pension Benefits			Postretirement Benefits
	For the Years Ended September 30
	2006	2005	2004	2006	2005	2004
	(in thousands)
Service cost	$74,025	$62,369	$62,057	$6,755	$6,027	$5,759
Interest cost	41,164	40,902	35,937	3,621	3,919	3,249
Expected return on assets	(36,133)	(30,539)	(25,086)	—	—	—
Amortization of:
Prior service cost	1,011	1,011	1,011	(4,659)	(4,659)	(4,659)
Actuarial loss	17,317	11,197	12,879	1,804	1,851	1,878

Net periodic pension cost	$97,384	$84,940	$86,798	$7,521	$7,138	$6,227
Settlement charge	3,108	12,490	37,502	—	—	—

Total net benefit cost	$100,492	$97,430	$124,300	$7,521	$7,138	$6,227

Visa U.S.A. share of net periodic pension cost	$75,431	$64,673	$66,275	$6,154	$5,749	$5,032
Visa U.S.A. share of settlement charge	$1,778	$8,944	$25,467	$—	$—	$—
Assumptions used in the accounting for the plans on a weighted-average basis were as follows:

	Measurement Date June 30
	2006	2005	2004
Discount rate for benefit obligation
Pension	6.23%	5.30%	6.25%
Postretirement	6.16%	5.00%	6.25%
Net periodic benefit cost
Pension	5.30%	6.25%	6.00%
Postretirement	5.00%	6.25%	6.00%
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation levels for:
Benefit obligation	5.50%	5.50%	5.50%
Net periodic benefit cost	5.50%	5.50%	5.50%

Two of the principal components of the net periodic pension calculation are the discount rate on future liabilities and the expected long-term rate of return on plan assets.

The Company uses a “bond duration matching” methodology to calculate the discount rate. Under this approach, the discount rate is determined by projecting the plans’ expected future benefit payments, as defined for the projected benefit obligations, and by discounting those expected payments using an average of yield curves constructed based on a large population of high-quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

The expected long-term rate of return on plan assets is primarily based on the long-term historical risk and returns associated with each asset class within the portfolio. The expected return is weighted based on the targeted allocation and results in a return rate of 7.5 percent. The use of an expected long-term rate of return on plan assets may result in pension income returns that are greater or less than the actual returns on plan assets in any given year.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The expected long-term rate of return is intended to approximate the actual long-term rate of return over time. The Company generally holds the expected long-term rate of return constant so the pattern of income and expense recognition more closely matches the more stable pattern of services provided by employees over the life of the Company’s pension obligation. To determine if the expected rate of return is reasonable, the Company considers such factors as:

•	The actual return earned on plan assets,

•	Historical rates of return on the various asset classes in the plan portfolio,

•	Projections of returns on various asset classes, and

•	Current and prospective capital market conditions and economic forecasts.

Any difference between actual and expected plan experience including asset return experience in excess of a 10 percent corridor around the larger of assets or liabilities is recognized in the net periodic pension calculation over the expected average future working lifetime of the current employees, which is currently 8.6 years.

Company contributions under the pension plans included $59.6 million and $126.0 million paid from employer assets in fiscal 2006 and 2005, respectively. Employer contributions under the postretirement plan include $2.9 million and $2.8 million paid from employer assets in fiscal 2006 and 2005, respectively.

The pension plan’s weighted-average asset allocations as of September 30, 2006 and 2005 by asset category were as follows:

	Target Allocation	Permissible Range		Actual Allocation
Asset Class		Minimum	Maximum	2006	2005
Equity Securities	65%	50%	80%	68%	68%
Fixed Income	30%	25%	35%	30%	30%
Other	5%	0%	7%	2%	2%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment manager performance is measured against benchmarks for each asset class on a quarterly basis. An independent consultant assists management with investment manager selections and performance evaluations. Plan assets are broadly diversified to minimize the risk of loss. The other category includes cash that is available to meet expected benefit payments and expenses.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Expected Cash Flows

Information about the expected cash flows for the pension and postretirement benefit plans follows:

	Pension Benefits	Visa U.S.A.’s Portion	Postretirement Benefits	Visa U.S.A.’s Portion
	(in thousands)
Expected employer contributions
2007	$51,000	$40,300	$3,700	$2,600
Expected benefit payments
2007	$55,800	$43,400	$3,700	$2,600
2008	62,800	50,200	4,600	3,300
2009	71,000	55,700	5,500	4,100
2010	76,400	61,400	6,500	4,900
2011	83,800	67,800	7,300	5,700
2012–2016	488,400	391,800	47,700	38,400

Expected contributions include pension benefits of $51.0 million and other postretirement benefits of $3.7 million expected to be paid from employer assets in fiscal 2007.

The assumed annual rate of future increases in per capita cost of health benefits for the postretirement plan was 7 percent in fiscal 2006. The rate is then assumed to decrease 1 percent for 1 year, reaching 6 percent in fiscal 2007. These trend rates reflect management’s expectations of future rates. Increasing the healthcare cost trend by 1 percent would increase the postretirement accumulated plan benefit obligation by $1.1 million and service and interest cost by $0.4 million. Decreasing the healthcare cost trend by 1 percent would decrease the postretirement accumulated plan benefit obligation by $1.0 million and the service and interest cost by $0.3 million.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which amends SFAS 87 and SFAS 106.

The Company participates in a defined contribution plan, which covers substantially all of its employees and Visa International employees residing in the United States. Personnel costs included $24.1 million, $22.9 million, and $26.1 million in fiscal 2006, 2005, and 2004, respectively, for expenses attributable to the Company’s employees under the plan. The Company’s contributions to this plan are funded on a current basis and the related expenses are recognized in the period that the payroll expenses are incurred.

During fiscal 2004, the Company made amendments to its defined contribution plan. The Company reduced employer contributions while increasing the maximum covered pay-percentage of employee contributions. The Company eliminated the minimum service requirement for participation in the plan and accelerated the vesting period. Finally, the Company eliminated the credited service requirement for rehires. The impact of these changes is expected to reduce personnel costs in future periods.

The Company has employee incentive plans under which cash awards may be made annually based on performance results. Personnel costs included $106.1 million, $93.5 million, and $94.1 million in fiscal 2006, 2005, and 2004, respectively, for expenses attributable to the incentive plans.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 14—Debt

The Company held debt as follows:

	As of September 30
	2006	2005
	(in thousands)
4.64% Senior secured notes—Series A principal and interest payments payable quarterly, due 12/2007	$33,000	$59,400
5.60% Senior secured notes—Series B principal and interest payments payable quarterly, due 12/2012	42,500	49,300
Unamortized debt issuance costs	(1,881)	(2,742)

Total debt	$73,619	$105,958

In December 2002, the Company issued $200 million in Senior Secured Notes with maturity dates of five and ten years. The notes are collateralized by the Company’s Colorado facility, which consists of two data centers and an office building, in addition to processing assets and developed software. These assets are included in Facilities, Equipment, and Software, Net and have net carrying values of $147.7 million and $172.8 million, respectively, as of September 30, 2006 and 2005.

In May 2004, the Company executed the First Amendment and Waiver to the Note Purchase Agreement (First Amendment) associated with these Senior Secured Notes. Under terms of the amendment, interest rates increased and a letter of credit was added to existing collateral. Interest rates increased from 4.64 to 5.39 percent on Series A Notes and from 5.60 to 6.35 percent on Series B Notes.

During the second quarter of fiscal 2006, certain financial covenant requirements under the First Amendment were met. As a result, as of April 1, 2006 the interest rates on these Notes decreased from 5.39 percent to 4.64 percent on Series A Notes and from 6.35 percent to 5.60 percent on Series B Notes. In addition, the Company is no longer obligated to retain a letter of credit required under the First Amendment (Note 12). Certain other financial covenant requirements associated with net income, liquidity, and sales are also no longer required. At September 30, 2006, the company was in compliance with financial covenants included in the original notes including maintenance of minimum total accumulated net revenues of $300 million and certain leverage and fixed charge coverage ratios.

Annual maturities on debt are as follows:

For the Years Ending September 30	(in thousands)
2007	$33,200
2008	13,400
2009	6,800
2010	6,800
2011	6,800
Thereafter	8,500

Total debt	$75,500

The fair value of the Company’s debt is estimated based on the quoted market prices for similar issues. The estimated fair value of the Company’s debt as of September 30, 2006 and 2005 was $73.7 million and $107.9 million, respectively, which differs from the carrying amounts of $75.5 million and $108.7 million, respectively, included in the Company’s Consolidated Balance Sheets.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 15—Investment Income, Net

Investment Income, Net is comprised of the following:

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Interest and dividend income on investment securities	$66,857	$31,306	$13,174
Realized gain on investment securities	1,473	7,732	750
Gain on sale of joint venture	—	41,968	—

Investment income, net	$68,330	$81,006	$13,924

Note 16—Income Taxes

The Company’s income tax expense consisted of the following:

	For the Years Ended September 30
	2006	2005	2004
	(in thousands)
Current:
U.S. federal	$234,895	$161,761	$41,690
State and local	(15,187)	(60,295)	22,608

Total current taxes	$219,708	$101,466	$64,298

Deferred:
U.S. federal	33,750	(11,079)	66,422
State and local	(2,120)	92,909	1,838

Total deferred taxes	31,630	81,830	68,260

Total income tax expense	$251,338	$183,296	$132,558

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company’s net deferred tax asset was related to the following temporary differences:

	As of September 30
	2006	2005
	(in thousands)
Deferred Tax Asset:
Compensation and benefits	$23,713	$23,009
Investments in debt & equity securities (SFAS 115)	620	2,104
Investments in joint ventures	29,700	34,376
Litigation settlement	369,590	442,944
Research and development	—	6,105
Non-member programs	14,992	16,909
Member programs	18,172	—
Other	20,795	7,487

Gross deferred tax asset	477,582	532,934
Deferred tax asset valuation allowance	—	(6,105)

Deferred tax asset	477,582	526,829

Deferred Tax Liability:
Facilities and equipment	(14,098)	(24,642)
Investment in Visa International	(68,901)	(63,475)
Member programs	—	(9,394)
State tax	(7,313)	(6,590)
Other	(66)	(2,410)

Deferred tax liability	(90,378)	(106,511)

Net deferred tax asset	$387,204	$420,318

The Company purchased the stock of Inovant, Inc. on January 1, 2003. The fiscal 2006 and 2005 deferred tax assets and liabilities reflect the addition of deferred tax assets and liabilities from Inovant, Inc. A valuation allowance had previously been established for the state research and development credit carry-forwards acquired as part of the Inovant, Inc. transaction since the Company believed it more likely than not that those credits would not be realized. Based upon audit results related to research and development at the Federal level which impacted these credits, a corresponding adjustment has been made to the deferred tax asset and the associated valuation allowance on these underlying credits as of September 30, 2005. In fiscal 2006, it was determined that it was not probable that the position that gave rise to the deferred tax asset relating to a state filing methodology would be sustainable. Accordingly, both the underlying deferred tax assets and the accompanying valuation allowance were reversed.

In fiscal 2005, the Company conducted a series of vendor audits and recorded adjustments to current and prior years. As a result of these vendor adjustments, a deferred tax liability of $2.3 million was recorded related to prior years.

In fiscal 2006, the Company performed a historical analysis of its deferred tax assets and liabilities. As a result of this analysis, adjustments were made to deferred tax assets and liabilities. The net effect of the adjustments is approximately $3.3 million, which is primarily attributable to fixed asset adjustments related to years prior to fiscal 2002.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company’s gross deferred tax asset is appropriately stated at a level which the Company believes is more likely than not to be realized in the future, primarily from the generation of future taxable income based on levels of past taxable income.

Income tax expense (benefit) on net unrealized gains and losses on investment securities is recorded as a component of accumulated other comprehensive income and was $1.5 million, ($3.2) million, and ($0.1) million in fiscal 2006, 2005, and 2004, respectively.

The Company recorded a cumulative effect of change in accounting principle related to its investment in Visa International in fiscal 2005. A deferred tax liability was recorded related to the cumulative adjustment of approximately $54.1 million (Note 3).

The income tax expense differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following differences:

	For the Years Ended September 30
	2006		2005		2004
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(in thousands)
U.S. federal tax	$252,636	35.0%	$159,686	35.0%	$124,275	35.0%
State taxes, net of federal benefit	(11,249)	(1.6)%	21,199	4.6%	16,153	4.5%
Other, net	15,522	2.2%	5,298	1.2%	(5,645)	(1.6)%
Minority interest—not subject to tax	(5,571)	(0.8)%	(2,887)	(0.6)%	(2,225)	(0.6)%

Income tax expense	$251,338	34.8%	$183,296	40.2%	$132,558	37.3%

Income taxes payable of $7.9 million and $42.9 million are included in Accrued Liabilities as of September 30, 2006 and 2005, respectively. Income taxes receivable of $5.6 million and $2.3 million are included in Prepaid and Other Current Assets as of September 30, 2006 and 2005, respectively.

The difference in the state tax rate between fiscal 2006 and 2005 results primarily from partial results of a California examination relating to the proper application of a previously issued ruling from the state.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Note 17—Commitments and Contingencies

Operating Leases

The Company leases certain premises and equipment under non-cancelable operating leases with varying expiration dates. Total rent expense, excluding rent paid to Visa Resources (Note 8), incurred by the Company was $30.7 million, $32.5 million, and $43.2 million in fiscal 2006, 2005, and 2004, respectively. Future minimum commitments on remaining operating leases with original terms of more than one year are as follows:

For the Years Ending September 30	Premises	Equipment & License Agreements	Total
	(in thousands)
2007	$11,399	$19,908	$31,307
2008	7,259	15,250	22,509
2009	5,348	1,598	6,946
2010	5,313	—	5,313
2011	4,121	—	4,121
Thereafter	1,122	—	1,122

Total lease commitments	$34,562	$36,756	$71,318

The Company leases a data center in which at the expiration of the lease, the Company will incur certain restoration costs such as the costs to remove leasehold improvements. The carrying amount of this asset retirement obligation was $0.0 million and $3.2 million as of September 30, 2006 and 2005, respectively. The Company recorded a charge of $0.1 million in accretion expense in fiscal 2006.

In March 2003, the Company approved a data center strategy that included a plan to decommission one of its data centers by January 2007. In September 2006, the Company executed a lease termination agreement for the data center facility. The lease termination agreement provides for an expected lease termination date in January 2007 and revised the Company’s restoration obligations under the lease. In addition, there is a one-time lease termination payment of $5.0 million due to the landlord. The exit costs of $5.0 million were recorded in Administrative and Other in the Consolidated Statements of Operations in fiscal 2006.

Capital Leases

The Company entered into capital leases for certain computer equipment during 2005. The Company is financing the acquisition of the underlying assets through the leases, and accordingly they are recorded in the Company’s assets and liabilities. Amortization charges for related assets are included in Network, EDP, and Communications in the Consolidated Statements of Operations. Future minimum payments under capital leases are as follows:

For the Years Ending September 30	(in thousands)
2007	$3,844
2008	3,844
2009	—
2010	—
2011	—
Thereafter	—

Future minimum lease payments	7,688
Less: Imputed interest	393

Present Value of Net Minimum Lease Payments	$7,295

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Volume and Support Agreements

The Company has agreements with members and merchants for various programs designed to build sales volume and increase payment product acceptance. These agreements, which range in term from three to ten years, provide card issuance, marketing, and program support based on specific performance requirements. These agreements are designed to encourage member loyalty and to increase overall Visa-branded payment volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa members.

The Company is currently a party to other long-term contractual arrangements ranging from two to eight years. These contracts are designed to help the Company increase Visa-branded cards and volumes. Over the life of these contracts, the Company is required to make payments in exchange for certain advertising and promotional rights.

Payments made and obligations incurred under these contracts are included in Volume and Support Agreements, on the Company’s Consolidated Balance Sheets. The Company’s obligation under these contracts is amortized as a reduction to revenue over the period of benefit. Amortization is recorded in Volume and Support Agreements and in Advertising, Marketing, and Promotion on the Company’s Consolidated Statements of Operations.

The expected reduction of future earnings resulting from these agreements is estimated as follows:

For the Years Ending September 30	Volume and Support Agreements
	Member(1)	Other	Total
	(in thousands)
2007	$399,567	$155,271	$554,838
2008	415,512	99,700	515,212
2009	395,296	74,653	469,949
2010	307,464	69,503	376,967
2011	199,718	62,573	262,291
Thereafter	118,543	81,004	199,547

Total volume and support agreements	$1,836,100	$542,704	$2,378,804

(1)	Members represented on the Board of Directors account for $756.9 million of the total expected contract value.

In connection with these contractual commitments, the Company has an obligation to spend certain minimum amounts for advertising and marketing promotion over the contract terms. The Company’s maximum advertising and marketing commitment through June 2013 is $189.4 million.

Settlement Indemnification

Under the Visa U.S.A. bylaws, the Company indemnifies issuing and acquiring members for settlement losses suffered by reason of the failure of any other member to honor drafts, travelers checks, or other instruments processed in accordance with the Operating Regulations. Visa International is the Company’s settlement agent. Under the Visa International bylaws, the Company partially indemnifies Visa International from losses due to the failure of a member. The term and the amount of the indemnity are not limited. The Company is responsible for losses up to $1.0 million plus .003 percent of the Company’s sales volume for the year preceding the loss, or approximately $36.7 million in fiscal 2006. Excess worldwide losses are allocated among Visa entities based on their proportionate share of total sales volume.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company provides data processing services for deposit access products, including comprehensive support for the following payment products: the Visa Check card, Visa Buxx, and the Interlink network. The Company also supports point-of sale check service drivers at over 1,000 ATMs and provides gateway access to all major U.S. payment networks.

The Company is subject to settlement risk for credit and debit transactions due to the difference in timing between the payment transaction date and subsequent settlement. The Company has global risk management policies and procedures that include risk standards to provide a framework for managing the Company’s settlement exposure. To reduce the risk of settlement exposure, the Company obtains collateral from members, as needed, to ensure a member’s performance of its settlement obligations.

As of September 30, 2006, management estimated its liability under credit and debit indemnification obligations by multiplying third-party estimates of the probability of bank failure by member average daily volumes and estimated average number of days to settle. The resulting probability-weighted value of the guarantee, after consideration of collateral held and estimated losses in the event of bank failure, was $0.3 million and $1.6 million in fiscal 2006 and 2005, respectively. This amount is reflected in Accrued Liabilities on the Company’s Consolidated Balance Sheets.

In the event that the Company makes a payment under this guarantee on behalf of a failed member as to which insufficient collateral is available to the Company and the Company borrows to cover settlement payment, member fees may be increased to account for the settlement loss, subject to approval by the Board of Directors. The Company may receive reimbursement from Visa International for such settlement losses above a certain deductible amount pursuant to Visa International bylaws, as discussed above.

Member Advance Deposit Program

In September 2003, the Company introduced a Member Advance Deposit Program whereby members could choose to advance a deposit against their quarterly member service fees. As an incentive for member participation, the amount of the deposit was discounted at 6 percent. Any principal member of Visa U.S.A. could elect to participate in the Advance Deposit Program. All advance deposits under the program, totaling $536.4 million, were received by October 2003. One-sixteenth of the member’s total undiscounted deposit amount is applied as a credit against the next sixteen quarterly operating certificate fees otherwise payable to the Company, commencing with the first quarterly operating certificate filed subsequent to receipt of the member’s initial deposit. As of September 30, 2006 and 2005, the balance of Member Deposits were $137.4 million and $271.5 million, respectively. Application of remaining Member Deposits to quarterly operating certificate fees payable will continue through December 2007.

Indemnification of Visa International

In conjunction with the Inovant, Inc. purchase on January 1, 2003 between Visa U.S.A. and Visa International, the Company agreed to indemnify Visa International in the event of future tax liability in connection with an adverse determination by a Taxing Authority resulting from the sale of stock of Inovant, Inc. The indemnification is effective for ten years and extends through thirty years or statute of limitations in the event of a tax extension for the year of the stock repurchase. Maximum potential future payments under the guarantee are difficult to assess due to the inability to predict future adverse tax determinations by a Taxing Authority and the absence of exposure limits. Management has assessed the probability of making such payments in the future as remote, based on current known facts. Consequently, the maximum probability-weighted liability is considered immaterial and no liability has been accrued.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Indemnification of Real Estate Joint Ventures

In August 2004, Visa U.S.A. agreed with VLD I and VLD II that Visa U.S.A. would assume financial responsibility for any prepayment penalty incurred by VLD I and VLD II in the event that Note Purchase Agreements of these organizations are called because of actions that are the sole responsibility of Visa U.S.A. Management has assessed the probability of making payment on the guarantee as remote, based on current known facts, and as such, no liability has been recorded. The maximum estimated pre-payment penalty in the event that the Note Purchase Agreements are paid before maturity is $3.0 million.

Holographic Magnetic Card Reimbursement

In January 2006, the Company introduced a new card design with holographic magnetic stripe technology as part of its global brand architecture initiative. Limited technical problems were noted with regard to the use of the card and therefore the Company advised its members to discontinue its manufacture and distribution. The Company is a committed partner to its members and has established a reimbursement process for members and card vendors that have incurred production and issuance costs. As of September 30, 2006, the Company has an accrual of $23.0 million in Accrued Liabilities on the Consolidated Balance Sheets. This obligation is an estimate of the amount required to reimburse the Company’s members for certain costs they have incurred with regard to the manufacture and distribution of the holographic magnetic card design. This amount may be adjusted as required when members complete their analyses of costs incurred. Members have until December 31, 2006 to file their claims. As of September 30, 2006, $4.9 million in claims have been filed by members and $1.2 million of claims have been paid.

Contingent Gain

On June 30, 2005, the Company exercised warrants to purchase 625,000 shares in WildCard Systems, Inc. (WildCard). Visa’s shares represent approximately 3 percent of shares outstanding. In July 2005, the Company sold its shares to eFunds Corporation (eFunds) as part of eFunds’ cash acquisition of WildCard. The sale resulted in no gain to the Company. However, as provided for in the acquisition, an “earn out” of up to $59.0 million could be paid if the acquired business achieved certain revenue targets in calendar year 2006. Visa’s share in this contingent “earn out” was estimated to be a maximum of $1.9 million. There was no guarantee that these revenue targets would be met, and as such, the gain contingency was not reflected in the Company’s financial statements. In April 2007, the Company concluded that there would be no earn out realized.

Note 18—Legal Matters

Visa is a party to various legal and regulatory proceedings. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, the Company has not established reserves related to these proceedings as at this time in the proceedings the matter does not relate to a probable loss and/or amounts are not estimable. Although the Company believes that it has strong defenses for the litigation and regulatory proceedings described below, it could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on its results of operations, financial position, or cash flows.

The Company’s Litigation Provision includes provisions of $22.9 million, $132.3 million, and $36.9 million in fiscal 2006, 2005, and 2004, respectively. The fiscal 2006 provision is net of an $11.5 million insurance recovery received in fiscal 2006. There was no insurance recovery in 2005 or 2004. The litigation accrual is an estimate and is based on management’s understanding of its litigation profile, the specifics of each case, advice

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

of counsel to the extent appropriate, and management’s best estimate of incurred loss as of the balance sheet dates. The Company is presently involved in the matters described below and other legal actions. The Company will continue to review the litigation accrual and, if necessary, future refinements to the accrual will be made.

The following table summarizes the activity related to the litigation in fiscal 2006 and 2005:

(in thousands)	2006	2005
Balance as of October 1	$1,207,920	$1,262,724
Provision for legal matters	34,385	132,343
Insurance recovery	(11,500)	—
Interest accretion on settled matters	91,583	98,960
Payments on settled matters	(322,685)	(286,107)

Balance as of September 30	$999,703	$1,207,920

Rule 2.10(e) Litigation

American Express/Discover

On October 4, 2004, Discover Financial Services, Inc. (Discover) filed an action against Visa U.S.A., Visa International, and MasterCard International Incorporated (MasterCard) in United States District Court for the Southern District of New York. On November 15, 2004, American Express Travel Related Services Company, Inc. (American Express) filed a similar action in the same court against Visa U.S.A., Visa International, MasterCard, and certain of their member financial institutions. Both complaints seek treble damages and injunctive relief under Sections 1 and 2 of the Sherman Act, asserting that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP) prevented banks from issuing payment cards on the American Express and Discover networks. Discover also contends that Visa’s “Honor All Cards” rule reinforced the anticompetitive effects of bylaw 2.10(e).

Both lawsuits have been assigned to the district court judge who presided in United States v. Visa (the DOJ Case), in which the Department of Justice challenged bylaw 2.10(e) and the CPP. In the DOJ Case, the court in 2001 enjoined Visa and MasterCard from enacting, enforcing, or maintaining any bylaw, rule, policy, or practice that prohibits members from issuing general purpose or debit cards on any other general purpose card network. In accordance with this court order, Visa U.S.A. repealed bylaw 2.10(e). The court has deferred ruling on whether, or to what extent, it will give collateral estoppel effect in the American Express and Discover cases to factual findings made in the DOJ case.

The defendants moved to dismiss certain claims in the American Express and Discover cases. In the fall of 2005, the court granted MasterCard and Visa International’s motions to dismiss Discover’s attempted monopolization and monopolization claims against them, because Discover did not allege that either MasterCard or Visa International individually had sufficient market share to maintain these claims. The court denied Visa U.S.A.’s analogous motion, however, finding that Discover had alleged sufficient market share as to Visa U.S.A. The court also denied Visa and MasterCard’s motions to dismiss the plaintiffs’ debit card claims, ruling that the plaintiffs had properly alleged a debit card market. Visa’s motion to dismiss American Express’s exclusive-dealing claim was also denied.

Fact discovery is scheduled to be completed by May 31, 2007. The majority of documents have been exchanged and depositions are underway. No trial date has been set.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

Attridge

On December 8, 2004, a purported consumer class action was filed against Visa U.S.A., Visa International, and MasterCard in California state court (Attridge). The complaint asserted claims under California’s Cartwright Act and Unfair Competition Law, based in part on Visa’s former bylaw 2.10(e). The Cartwright Act claim, however, was dismissed in May 2006. On October 4, 2006, the court approved a plan for initial discovery, which is now proceeding. No trial date has been set.

Interchange Litigation

Kendall

In October 2004, a class action was filed in United States District Court for the Northern District of California against Visa U.S.A., MasterCard, and several banks (Kendall). The Kendall class purported to represent all merchants that accept Visa- or MasterCard-branded payment cards, and alleged, among other things, that the setting of interchange is unlawful under Section 1 of the Sherman Act. In addition to money damages, the plaintiffs sought to enjoin Visa and MasterCard from setting interchange rates and from allegedly negotiating merchant discount rates with certain merchants. The plaintiffs filed an amended complaint in April 2005 and stipulated that the suit related only to conduct taking place after January 1, 2004.

On July 25, 2005, the court granted defendants’ motions to dismiss the amended complaint with prejudice. Plaintiffs filed an appeal to the Ninth Circuit Court of Appeals on August 10, 2005. Both sides have fully briefed the appeal, but no date has been set for oral argument.

Multidistrict Litigation Proceedings

In fiscal 2005 and 2006, approximately fifty lawsuits—most of which were asserted as purported class actions—were filed on behalf of merchants who accept payment cards against Visa U.S.A., Visa International, MasterCard, and other defendants. Plaintiffs allege that defendants violated federal and state antitrust laws by setting interchange rates (among other claims, as described below). The suits seek treble damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief.

On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order establishing a Multidistrict Litigation (MDL) in the Eastern District of New York. The Honorable John H. Gleeson was assigned to coordinate pretrial proceedings in the cases transferred to the MDL. On April 24, 2006, a consolidated amended class action complaint was filed, which supersedes the class action complaints filed previously. One additional class action was filed after the date of the consolidated class complaint; it has been conditionally transferred to MDL 1720 but has not yet been made part of the consolidated class. Visa U.S.A. is a defendant in the consolidated class action complaint and nine additional complaints filed on behalf of individual plaintiffs.

The consolidated class action complaint alleges that the setting of interchange violates Section 1 of the Sherman Act; that Visa’s “no surcharge” rule and other alleged Visa rules violate Section 1 of the Sherman Act; and that the rules and interchange together constitute monopolization, violating Section 2 of the Sherman Act and California’s Cartwright Act. The consolidated class action complaint further asserts that Visa ties “Payment Guarantee Services” and “Network Processing Services” to “Payment Card System Services” and engages in exclusive dealing, both in violation of Section 1 of the Sherman Act, and that offline debit interchange violates Section 1 of the Sherman Act and California’s Cartwright Act.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The individual complaints include similar claims and also allege that Visa impermissibly ties services for “Premium Credit Cards” to services for other Visa-branded payment cards.

On June 9, 2006, Visa answered the consolidated class action complaint and moved to dismiss in part, or strike, claims for pre- January 1, 2004 damages. The parties are currently engaged in document production, written discovery, and non-substantive depositions. No trial date has been set.

Retailers’ Litigation

Retailers’ Litigation

In 1996, a merchant class action was filed in United States District Court for the Eastern District of New York alleging that Visa’s “Honor All Cards” rule and MasterCard’s analogous rule violated federal antitrust laws (In re Visa Check/MasterMoney Antitrust Litigation, or Retailers’). On June 4, 2003, a settlement agreement was executed. Visa agreed to modify its “Honor All Cards” rule such that, effective January 1, 2004, a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over ten years, among other things. The court approved the settlement on December 19, 2003.

Several objectors appealed the district court’s approval of the settlement agreement. In January 2005, the Second Circuit Court of Appeals affirmed the district court’s ruling. The Court of Appeals held that the settlement releases all claims that were or could have been asserted by the class through December 31, 2003, including claims challenging interchange and bylaw 2.10(e). As such, other pending cases challenging interchange and bylaw 2.10(e) were released by the settlement. A petition for rehearing was denied on March 1, 2005, as was a petition for writ of certiorari to the United States Supreme Court. Settlement funds are now being distributed to the class.

Plaintiffs in one action challenging interchange (Reyn’s Pasta Bella, filed in 2002) appealed the Northern District of California’s dismissal of its case based on the release in the Retailers’ settlement agreement. The Ninth Circuit Court of Appeals heard argument on December 7, 2005 and affirmed the district court’s dismissal on March 27, 2006.

In January 2006, the United States made a monetary claim against the settlement fund that was established in connection with the settlement of the Retailers’ Litigation in December 2003. The United States was not a class member, but asserted equitable arguments as a “merchant” on behalf of its agencies and instrumentalities accepting Visa or MasterCard cards. After the claims administrator denied the government’s claim, the government appealed the decision to the federal court that has retained jurisdiction to resolve disputes relating to administration of the Retailers’ settlement fund. On December 29, 2006, a settlement agreement was reached whereby Visa and MasterCard International Incorporated together will pay the U.S. government $3.5 million and the government’s claim against the Retailers’ settlement fund will be capped and reduced by 66 percent. Visa’s portion of the agreement is $2.0 million. The settlement also provides Visa with a full release from the U.S. government for all interchange and “Honor All Cards”-type claims accruing prior to January 1, 2004. The District Court entered an order approving the settlement on February 28, 2007.

Retailers’ “Opt-Outs”

Several merchants who “opted-out” of the Retailers’ class action asserted similar claims against Visa U.S.A. These cases were consolidated for pretrial proceedings (MDL 1575) before the United States District Court for the Eastern District of New York. Visa U.S.A. has settled all but one of these suits, and, as a result, recorded a

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

pre-tax charge of $19.8 million during the nine months ended June 30, 2005. Discovery has begun in the sole remaining “opt-out” matter (GMRI). In GMRI, the plaintiff contends that it can pursue a motion for partial summary judgment previously filed by the settling “opt-out” merchants. The motion has been briefed but no hearing has been scheduled.

Retailers’ “Conspiracy” Cases

In the summer of 2005, purported consumer class actions were filed against Wal-Mart Stores, Inc. (Bennett) and Circuit City Stores, Inc. (Temple) in United States District Court for the Eastern District of Tennessee. In these cases, the plaintiffs allege that Wal-Mart and Circuit City, respectively, engaged in tying, attempted monopolization, and other conduct in violation of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. They also assert various common law claims. Visa and MasterCard are not named as defendants in these actions, but are alleged to have conspired with Wal-Mart and Circuit City. Wal-Mart and Circuit City have sought to have the cases transferred to the Eastern District of New York. The magistrate has recommended that the cases be transferred, and the plaintiffs have filed objections to that recommendation.

“Indirect Purchaser” Actions

Forty so-called “indirect purchaser” actions stemming from the Retailers’ litigation have been filed against Visa and MasterCard in nineteen states and the District of Columbia. In these actions, the plaintiffs purport to represent classes of residents of one or more states who purchased goods at merchants that accepted Visa- or MasterCard-branded payment cards. They claim to have paid higher prices as a result of the purported “tying” and other alleged anti-competitive conduct at issue in the Retailers’ litigation. The plaintiffs assert claims under state antitrust statutes, state consumer protection statutes, and common law.

Cases in ten jurisdictions were dismissed by the trial court and the plaintiffs declined to pursue an appeal. The actions in New York, Tennessee, and Nebraska ended after the trial courts’ dismissals with prejudice were affirmed on appeal. The action in Iowa was dismissed by the trial court in a decision that is currently under appeal. Lawsuits in California and West Virginia have not been dismissed but may not proceed into discovery. Actions in the four other jurisdictions remain before trial courts pending resolution of existing or anticipated motions to dismiss.

In fiscal 2006, 2005, and 2004, the Company recorded charges related to the Retailers’ settlement and other merchant litigation matters of $79.6 million, $117.8 million, and $102.1 million, respectively, which are reflected in Litigation Provision and Interest Expense on the Company’s Consolidated Statements of Operations. The primary component of fiscal 2006, 2005, and 2004 charges was accretion expense of $79.6 million, $98.0 million, and $99.5 million, respectively, recorded on the Retailers’ settlement and other merchant litigation matters, discounted at 7.25 percent over the payment terms. Relating to these matters, cash payments of $211 million, $268 million, and $205 million were made in fiscal 2006, 2005, and 2004, respectively.

Settlement Service Fee Litigation

On September 23, 2003, MasterCard filed papers in the United States District Court for the Southern District of New York alleging that Visa U.S.A.’s bylaw 3.14, the Settlement Service Fee (SSF), does not comply with the terms of the injunction issued in the DOJ Case. In December 2003, the court denied MasterCard’s motion on jurisdictional grounds. MasterCard re-filed its challenge to the SSF on January 10, 2005, seeking repeal of bylaw 3.14 and a court order giving certain Visa debit issuers the right to rescind all or part of Visa debit Partnership agreements entered into since the SSF was enacted. A court appointed Special Master conducted an evidentiary hearing in December 2005.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

On July 7, 2006, the Special Master submitted confidential findings of fact and conclusions of law to the court. Visa and MasterCard have filed objections and alternative motions to adopt or modify the Report under seal in July and August 2006. The court may adopt, modify, or reject the Special Master’s recommendation, or resubmit the case to the Special Master for further proceedings. No timeframe for a ruling by the court has been set and any final order may be appealed.

Currency Conversion Litigation

State Litigation

In 2000, a “representative” action was filed in California state court against Visa U.S.A. and Visa International in connection with Visa’s practice of charging its members a 1 percent “currency conversion fee” when a U.S. cardholder purchases goods or services in a foreign currency, and the disclosure of that fee (Schwartz). Plaintiffs claimed Visa’s currency conversion practices violated California Business & Professions Code Section 17200, and sought injunctive relief and restitution.

Four additional California state currency conversion class actions were filed against Visa U.S.A. and Visa International. Shrieve and Castro alleged that Visa had a duty to inform cardholders using debit cards overseas of the existence of the 1 percent currency conversion fee that Visa charges its members. Mattingly alleged Visa had a duty to inform cardholders using credit cards overseas of the existence of the 1 percent currency conversion fee. Baker challenged Visa International’s calculation of currency conversion rates and the disclosure of those rates. All plaintiffs sought restitution and injunctive relief.

Federal Multidistrict Litigation (MDL)

A federal MDL currency conversion lawsuit alleged, inter alia, price-fixing violations against Visa U.S.A., Visa International, and a number of banks arising out of the 1 percent currency conversion fee Visa charges to members and the optional issuer fees that issuers may charge cardholders. In March 2005, the court held that plaintiffs with valid arbitration agreements cannot go forward in court and must proceed with arbitration instead. Those plaintiffs are appealing the ruling.

Federal Multidistrict Litigation & State Litigation

On July 20, 2006, the parties executed a settlement agreement to resolve all federal MDL and state claims, including those on appeal. Under the agreement, the defendants collectively will pay $336.0 million to create a settlement fund to pay monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa’s portion of the settlement fund is $100.1 million. Visa and MasterCard will pay an additional $32.0 million to resolve the claims in the Schwartz matter; Visa’s share is $18.6 million. The settlement agreement also includes provisions relating to disclosures on billing statements and other documents. The settlement agreement has been preliminarily approved by the United States District Court for the Southern District of New York.

First Data Litigation

In April 2002, Visa U.S.A. filed a complaint against First Data Corporation, First Data Resources, Inc., and First Data Merchant Services Corporation (collectively, First Data) in United States District Court for the Northern District of California. The action was based on First Data’s attempt to implement, without Visa’s prior approval, a “private arrangement” among Visa members by which First Data would authorize, clear, and settle Visa transactions, bypassing VisaNet. Visa asserted trademark and related contract claims and sought declaratory

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

relief, injunctive relief, and damages. First Data filed counterclaims in November 2002, alleging that Visa violated federal and state antitrust laws by banning private arrangements. First Data also asserted common law contract and tort claims and a claim under California state consumer protection law. In August 2004, First Data filed amended counterclaims, adding a “concerted refusal to deal” claim under federal antitrust laws and expanding the market definition to include “debit card network processing services.”

On July 5, 2006, the parties signed a confidential settlement agreement. Both parties’ claims were dismissed with prejudice on July 6, 2006.

Parke Litigation

On June 27, 2005, a purported merchant and consumer class action was filed in California state court against Visa International, Visa U.S.A., MasterCard, Merrick Bank, and CardSystems Solutions, Inc. (Parke). The complaint alleges that Visa’s failure to inform cardholders of a security breach at CardSystems Solutions, Inc. in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California privacy law. The court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and for a preliminary injunction. In September 2005, the court dismissed the claims brought by the merchants, and on November 18, 2005, the defendants answered the remaining claims.

CardSystems Solutions, Inc. filed for bankruptcy in United States District Court for the District of Arizona in May 2006. The Parke plaintiffs removed the case to United States District Court for the Northern District of California on August 10, 2006 and then sought to transfer the case to federal court in Arizona. Visa and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case.

Debit Hold Litigation

On July 23, 2004, a purported class action was filed against Visa U.S.A. in United States District Court for the District of South Carolina, asserting claims of conversion, civil conspiracy, and negligence (Lemacks). The plaintiff alleged that Visa directed, allowed, or conspired with banks and restaurants to place holds on her account in an amount exceeding the purchase price of the meals. The plaintiff sought compensatory and punitive damages, disgorgement of profits allegedly realized, and an injunction prohibiting the practice. In December 2005, the parties executed a settlement agreement to resolve all claims, and the case was dismissed.

PSW Litigation

On August 17, 2004, PSW Inc.—a defunct company that processed credit card information for Internet merchants—sued Visa U.S.A., MasterCard, First Financial Bank, and First Data Merchant Services in United States District Court for the District of Rhode Island. Among other things, the complaint alleged that Visa and MasterCard exercised monopoly power to exclude competition unreasonably, resulting in higher prices for network services and excessive fines and penalties. In July 2006, the parties executed a settlement agreement to resolve all claims in this matter. The settlement was approved by the receivership court and the case was dismissed on September 19, 2006.

CLI Litigation

In June 2003, a lawsuit was filed in California state court against Visa and MasterCard challenging certain corporate risk policies related to chargebacks. As to Visa, the plaintiff claims that fines and fees assessed

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

pursuant to Visa’s programs monitoring acquirers whose merchants have excessive chargebacks violate California’s Unfair Competition Law. Purporting to act on behalf of all merchants that accept Visa- or MasterCard-branded cards, the plaintiff seeks restitution of the fees and injunctive relief.

In December 2005, the court vacated all deadlines pending disposition of the Proposition 64 cases before the California Supreme Court. After the Supreme Court found Proposition 64 applicable to pending cases, the trial court gave the plaintiff until November 6, 2006 to amend the complaint or have the action dismissed. On August 23, 2006, Visa filed a motion to dismiss based on Proposition 64. The plaintiff elected not to pursue the case further and in November 2006 the parties filed a stipulated judgment dismissing the case with prejudice.

Intellectual Property Litigation

In December 2003, Safeclick, LLC sued Visa U.S.A. and Visa International in United States District Court for the Northern District of California for patent infringement. Safeclick alleged that the “Verified by Visa” program (VbV), which authenticates the identity of a cardholder in an Internet transaction, infringes two claims of Safeclick’s “Electronic Transaction Security System” patent. Safeclick indicated that it would seek “reasonable royalty” damages and injunctive relief.

On December 14, 2005, the court granted Visa’s motion for summary judgment, dismissing the case in its entirety. The Court of Appeals for the Federal Circuit affirmed the dismissal on October 23, 2006. On November 2, 2006, the parties entered an agreement to allow this judgment to become final without seeking any further amendment or appeal.

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in United States District Court for the Northern District of Texas, claiming that Visa used information provided to it by Starpay in 2000 to create VbV and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. In February 2006, each party filed objections to the Magistrate Judge’s recommendation on claim construction. Once the court rules on those objections and finalizes the claim construction, a case schedule will be set for the remainder of discovery and trial.

In November 2003, Softcard Systems Inc. (Softcard) filed a complaint against Visa U.S.A. and Target Corporation (Target) in United States District Court for the Northern District of Georgia. Softcard alleged that aspects of Visa and Target’s smart card loyalty programs for cardholders infringed Softcard patents related to electronic coupon programs. In December 2005, the case was dismissed pursuant to a settlement agreement that resolved all claims.

On January 30, 2007, Every Penny Counts, Inc. filed a lawsuit in federal court in the Middle District of Florida against Bank of America Corporation and Visa U.S.A. alleging patent infringement related to Bank of America’s “Keep the Change” program. On April 23, 2007, Every Penny Counts, Inc. voluntarily dismissed its claims against Visa U.S.A.

ATM Exchange Litigation

On November 14, 2005, ATM Exchange sued Visa U.S.A. and Visa International in United States District Court for the District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation, and fraudulent misrepresentation, alleging that Visa’s “deferment” of a deadline for meeting heightened ATM data encryption testing and approval standards harmed the plaintiff by reducing demand for its ATM upgrade solution. Discovery has begun and trial is scheduled for September 2007.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

TCF Financial Corporation Litigation

On April 26, 2006, TCF Financial Corporation (TCF) filed an action in Delaware Chancery Court against Visa U.S.A. and its Board members, seeking to enjoin Visa’s annual meeting, Visa’s proposed restructuring, and the filing of an amended Certificate of Incorporation and amended bylaws. TCF also sought declaratory relief with respect to its breach of fiduciary duty claim, which is based on disclosures made in the proxy statement and corporate governance changes within the corporate restructuring. The parties reached a confidential agreement in November 2006 pursuant to which all claims will be dismissed with prejudice.

Lampone Litigation

On May 23, 2006, an action was filed against Visa U.S.A., U.S. Bancorp, eFunds, and Wildcard in California state court on behalf of a putative class of California consumers who were enrolled in the Visa Buxx service and were assessed an “overdraft” fee by U.S. Bancorp. Asserting claims under California Business & Professions Code Section 17200 and the California Consumer Legal Remedies Act, the plaintiff alleges that the defendants failed to disclose that a Visa Buxx cardholder can overdraw the Visa Buxx card and that the cardholder could be assessed an overdraft fee. The plaintiff seeks injunctive relief, restitution, and disgorgement.

Harding Litigation

In May 2003, Retailers National Bank filed a collection action in California state court against a cardholder for credit card debts incurred as a result of her Internet gambling (Harding). In August 2003, the cardholder filed a cross-complaint against Visa U.S.A., Visa International, other payment card companies and several banks, alleging violations of California’s unfair competition statute; state and federal gambling laws; California’s public policy against the collection and enforcement of gambling debts; and the USA PATRIOT Act’s prohibition on transferring funds intended to be used to support unlawful activity. Only injunctive relief is sought against Visa U.S.A.

Visa has not yet answered the cross-complaint. In September 2006, the U.S. Congress passed legislation concerning Internet gambling that may affect the cross-complainant’s ability to seek injunctive relief.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand (“CID”) to Visa U.S.A. Inc. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa is negotiating the scope and timing of its response to the CID.

Note 19—Related Parties

The Company conducts business as a non-stock, non-assessable membership corporation. The principal members of Visa U.S.A. Inc. are approximately 1,700 financial institutions that participate directly in the Company’s payment programs. In addition, there are approximately 11,700 associate and participant members that participate in the Company’s payment programs through one or more principal members. As a membership corporation, the Company receives revenue from its members in the form of service fees, data processing fees, and other fees, which is then used to create and support products and services that can be offered by the Company’s members to cardholders and merchants.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

The Company’s Board of Directors is represented by various member financial institutions who are also the Company’s customers, and by independent directors. The Company generated total operating revenues of approximately $808.1 million, $884.4 million, and $634.0 million from financial institutions and corporations represented on its Board of Directors in fiscal 2006, 2005, and 2004, respectively. The Company incurred costs of $11.0 million, $4.3 million, and $5.6 million for services provided by financial institutions and corporations represented on its Board of Directors in fiscal 2006, 2005, and 2004, respectively. These services primarily related to software maintenance and investment custodial services. The Company owed approximately $0.9 million and $8.2 million to these parties, and they owed the Company $48.2 million and $65.5 million as of September 30, 2006 and 2005, respectively. In addition, the Company was in a net liability position of $4.3 million and a net asset position of $111.4 million as of September 30, 2006 and 2005, respectively, attributed to volume and support arrangements with these parties.

The Company has one customer who is also a member of the Board of Directors, that accounted for 10 percent or more of the Company’s net operating revenues in fiscal 2006 and 2005. Net operating revenues from this customer were $408.3 million, $344.5 million, and $219.1 million in fiscal 2006, 2005 and 2004, respectively. No other customer accounted for 10 percent or more of the Company’s net operating revenues in fiscal 2006, 2005 or 2004.

Members of the Board of Directors who are not employees are compensated for their services to the Company. Directors who are also Visa employees do not receive any additional compensation for serving as a director.

During 2006, retainers paid to the Board of Directors were changed. The Chair of the Board receives an annual retainer of $30,000; independent directors receive an annual retainer of $178,000; and all other directors receive an annual retainer of $18,000. Member director committee chairs also receive an additional $6,000 annual retainer. These retainers are paid quarterly. Directors also receive a meeting fee of $6,000 for each board meeting they attend and $2,000 for each telephonic board meeting and committee meeting they attend. Total director fees for eight meetings in 2006 were $1.0 million.

During 2005, retainers paid to the Board of Directors were as follows: The Chair of the Board received an annual retainer of $20,000 and all other directors received an annual retainer of $12,000. Directors also received a meeting fee of $2,000 for each board meeting they attended and $1,000 for each committee meeting they attended. Total director fees for seven meetings in 2005 were $0.5 million. Total director fees for 13 meetings in 2004 were $0.4 million.

Visa U.S.A. Inc. operates a proprietary network, VisaNet, that links issuers and acquirers for transaction processing services. Processing services are provided through Visa’s majority-owned subsidiary, Inovant LLC. The Company provides processing and development services and various license and usage rights to Visa International, Visa Canada, and Visa Europe, in accordance with service agreements with these entities. See Note 5 for additional information regarding transactions with these Visa entities.

Note 20—Subsequent Events

Proposed Restructuring

In October 2006, Visa U.S.A., Visa International, and Visa Canada announced their intention to restructure Visa in order to create a new global corporation called Visa Inc. The restructuring and related activities are subject to approval by Visa members and regulatory authorities. It is anticipated that Visa Inc. will be created

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Year Ended September 30, 2006

through a series of mergers involving Visa U.S.A., Visa International, and Visa Canada. Visa Europe will remain a membership association, owned and governed by its European member banks, and become a licensee of Visa Inc. Visa Europe will have a minority ownership interest in Visa Inc. The reorganization will result in a new stock corporation owned by former members of Visa U.S.A., Visa International, and Visa Canada. As a part of the restructuring, the board of Visa Inc. will be comprised of a majority of independent directors.

Appointment of Chairman and Chief Executive Officer of the Board of Directors of Visa Inc.

On February 12, 2007, Joseph W. Saunders was named the designated Executive Chairman of the board of Directors of Visa Inc. and, on May 15, 2007, the designated Chairman and Chief Executive Officer of Visa Inc. Before the formation of Visa Inc., Mr. Saunders began fulfilling the responsibilities of these positions as a designated appointee of Visa Inc. and officially assumed the title of Chairman of the board of directors and Chief Executive Officer upon the formation of Visa Inc.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—Unaudited

	June 30, 2007	September 30, 2006
	(in thousands)
Assets
Cash and cash equivalents	$589,733	$270,124
Investment securities, available-for-sale	727,947	660,451
Accounts receivable	230,503	216,585
Settlement receivable	37,901	41,450
Current portion of volume and support agreements	113,362	110,751
Current portion of deferred tax assets	151,050	149,671
Prepaid and other current assets	146,606	144,899

Total current assets	1,997,102	1,593,931

Investment securities, available-for-sale	569,479	515,290
Volume and support agreements	41,924	43,071
Investment in Visa International	222,582	186,353
Facilities, equipment, and software, net	270,077	280,899
Deferred tax assets	237,716	237,533
Other assets	95,429	106,841

Total assets	$3,434,309	$2,963,918

Liabilities
Accounts payable	$73,662	$119,075
Settlement payable	80,415	88,767
Accrued compensation	184,971	179,557
Volume and support agreements	147,169	216,255
Current portion of member deposits	36,837	134,070
Accrued liabilities	409,661	406,815
Current portion of long-term debt	19,489	32,339
Current portion of accrued litigation	240,619	216,085

Total current liabilities	1,192,823	1,392,963

Member deposits	—	3,320
Other liabilities	150,576	122,083
Long-term debt	29,876	41,280
Accrued litigation	826,132	783,618

Total liabilities	2,199,407	2,343,264

Minority interest	43,038	37,840
Commitments and contingencies (Note 11)

Equity
Accumulated net income	1,192,252	583,772
Accumulated other comprehensive loss	(388)	(958)

Total equity	1,191,864	582,814

Total liabilities and equity	$3,434,309	$2,963,918

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—Unaudited

	For the Nine Months Ended June 30,
	2007	2006
	(in thousands)
Operating Revenues
Card service fees	$1,208,542	$1,095,692
Data processing fees	1,031,724	928,460
Volume and support agreements	(356,050)	(408,731)
Acceptance fees	198,178	106,796
International transaction fees	326,635	289,418
Other revenues	189,722	191,784

Total operating revenues	2,598,751	2,203,419

Operating Expenses
Personnel	529,230	504,565
Facilities	67,918	67,285
Network, EDP, and communications	259,402	242,543
Advertising, marketing, and promotion	406,327	392,431
Visa International fees	129,680	129,231
Professional and consulting fees	239,303	192,967
Administrative and other	38,126	100,438
Litigation provision	14,800	21,876

Total operating expenses	1,684,786	1,651,336

Operating income	913,965	552,083
Other Income (Expense)
Equity in earnings of unconsolidated affiliates	37,895	19,326
Interest expense	(60,226)	(66,634)
Investment income, net	72,358	43,505

Total other income (expense)	50,027	(3,803)

Income before income taxes and minority interest	963,992	548,280
Income tax expense	350,855	197,331

Income before minority interest	613,137	350,949
Minority interest	(4,657)	(10,787)

Net income	$608,480	$340,162

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—Unaudited

	Accumulated Net Income	Accumulated Other Comprehensive (Loss) Income	Total Equity
	(in thousands)
Balance as of September 30, 2005	$129,211	$(3,590)	$125,621
Net income	340,162		340,162
Other comprehensive loss, net of tax		(523)	(523)

Comprehensive income			339,639

Balance as of June 30, 2006	$469,373	$(4,113)	$465,260

Balance as of September 30, 2006	$583,772	$(958)	$582,814
Net income	608,480		608,480
Other comprehensive income, net of tax		570	570

Comprehensive income			609,050

Balance as of June 30, 2007	$1,192,252	$(388)	$1,191,864

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—Unaudited

	For the Nine Months Ended June 30,
	2007	2006
	(in thousands)
Net Income	$608,480	$340,162
Other comprehensive income, net of tax:
Net unrealized gain on investment securities, available-for-sale	2,711	161
Income tax expense	(985)	(43)
Reclassification adjustment for net gain realized in net income	(1,818)	(1,008)
Income tax benefit	662	367

Other comprehensive income (loss), net of tax	570	(523)

Comprehensive Income	$609,050	$339,639

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—Unaudited

	For the Nine Months Ended June 30,
	2007	2006
	(in thousands)
Operating Activities
Net income	$608,480	$340,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of facilities, equipment, and software	85,356	92,761
Amortization of intangibles, investments, debt issuance cost, accretion of member deposits, and asset retirement obligation	8,693	12,951
Asset Impairment	—	16,709
Net realized gain on investment securities	(1,818)	(1,008)
Loss on write-off of assets	995	—
Gain on partnership investment	(435)	—
Minority interest	4,657	10,787
Amortization of volume and support agreements	346,336	402,783
Accrued litigation and accretion	68,988	92,839
Equity in earnings of unconsolidated affiliates	(37,895)	(19,326)
Deferred income taxes	(1,884)	54,101
Change in operating assets and liabilities:
Accounts receivable	(13,918)	(11,852)
Settlement receivable	3,549	4,660
Volume and support agreements	(416,886)	(329,654)
Other assets	12,330	(97,979)
Accounts payable	(45,415)	(39,423)
Settlement payable	(8,352)	18,449
Accrued compensation	5,414	(1,931)
Accrued and other liabilities	33,588	92,602
Accrued litigation	(1,940)	(12,594)
Member deposits	(106,971)	(106,970)

Net cash provided by operating activities	542,872	518,067

Investing Activities
Investment securities, available-for-sale:
Purchases	(2,202,391)	(2,867,896)
Proceeds from sales and maturities	2,082,728	2,534,310
Contributions to joint ventures	(1,000)	—
Distributions from partnership investment	478	—
Purchases of facilities, equipment, and software	(75,529)	(56,832)

Net cash used in investing activities	(195,714)	(390,418)

Financing Activities
Principal payments on debt	(24,900)	(24,900)
Principal payments on capital lease obligations	(2,649)	(2,518)

Net cash used in financing activities	(27,549)	(27,418)

Increase in cash and cash equivalents	319,609	100,231
Cash and cash equivalents at beginning of period	270,124	135,397

Cash and cash equivalents at end of period	$589,733	$235,628

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$300,597	$177,533
Interest payments on debt	$2,866	$4,594
Decreases in accounts payable and accrued and other liabilities related to purchases of facilities, equipment, and software and intangible assets	$(9,591)	$(8,364)

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization

Visa U.S.A. Inc. (Visa U.S.A. or the Company) consists of Visa U.S.A. Inc. and its subsidiaries: Inovant, Inc., International Anasazi, Inc., Interlink Network, Inc., Integrated Solutions Concepts, Inc., Debit Processing Services, Inc., Plus System, Inc., Inovant LLC, and Advanced Resolution Services, Inc.

In June 2006, the Company dissolved its wholly-owned subsidiary, Merchant Processing Holdings, Inc. (MPH). MPH held the Company’s joint venture interest in Vital Processing Services LLC, which was sold in March 2005.

The Company has one operating and reportable segment, “Payment Services” in the United States. The Company’s activities are interrelated, and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of Visa U.S.A. as one operating and reporting segment.

Visa U.S.A. is a non-stock, non-assessable, Delaware corporation. The Company operates a payment system that enables consumers and businesses to conduct financial transactions using Visa-branded payment products at physical and virtual points-of-sale and at automated teller machines which are identified by the Visa Brand Mark, Visa Point-of-Sale Graphic or familiar three-band Visa Flag, and other various designs and marks in the United States.

Visa’s products and services enable its members to participate in an international payment system that none could offer individually. Visa U.S.A. does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards. Visa U.S.A.’s issuing members have the independent responsibility individually to determine these and most other competitive card features. These functions are performed by Visa U.S.A. member financial institutions in competition with one another. Visa U.S.A. establishes standards and procedures for acceptance and settlement of member transactions. Visa’s services allow merchants and consumers to use efficient, secure, and guaranteed payment products in lieu of cash, checks, and other forms of payment. Its relationship is with the cardholder’s issuing and merchant’s acquiring member financial institutions.

Membership is composed of financial institutions participating in this system. At its April 2006 Annual Meeting, the Company adopted an amended Certificate of Incorporation and amended bylaws which changed the composition of the Board of Directors and clarified dividend, dissolution, membership interest, and voting rights. In accordance with the Company’s Certificate of Incorporation and bylaws, members pay service fees each quarter based on payments volume for the preceding quarter. Payments volume is defined as the total monetary value of transactions for goods and services that are purchased with Visa products, including PIN-based debit, and excluding cash disbursements obtained from Visa-branded card balance transfers and convenience checks. Members’ dividend and dissolution rights, membership interests in the corporation, and voting rights are based on the members’ respective cumulative portions of the total of all of certain fees paid to the Company up to the most recent Reference Date as defined in the amended Certificate of Incorporation. The initial Reference Date is May 1, 2006 and members’ proportions will be adjusted as of each third anniversary of that date. The Board of Directors includes independent Directors who meet eligibility requirements set forth in the Certificate of Incorporation, including the definition of independence from the Company and its members. The chief executive officers of the Company and of Visa International Service Association (Visa International) serve as ex officio non-voting directors. Directors other than ex officio directors are elected in at-large voting by members in accordance with voting rights and director qualifications set forth in the Company’s bylaws. Under the amended Certificate of Incorporation, the directors will serve staggered terms of two years. Members represented on the Board of Directors accounted for 38 percent of total card payments volume for the twelve months ended March 31, 2007. Visa U.S.A. members, which are comprised of domestic banks and other financial institutions, represent 100 percent of the Company’s payments volume.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As described in Note 20 to the Company’s 2006 audited financial statements, the Company’s Board of Directors approved a plan in October 2006 to form Visa Inc. by a series of mergers involving Visa U.S.A., Visa Canada Association (Visa Canada), and Visa International. On June 15, 2007, the boards of directors of Visa International, Visa U.S.A., Visa Canada and Visa Europe Limited (Visa Europe) approved the global restructuring agreement that contemplates a series of transactions by which Visa International, Visa U.S.A., Visa Canada and Inovant will become subsidiaries of Visa Inc. Under the terms of this agreement, Visa Europe will not become a subsidiary of Visa Inc.; it will instead become a stockholder of Visa Inc. and will enter into a series of contractual relationships that will govern its relationship with Visa Inc. The restructuring and related activities are subject to member approval and review by regulatory authorities. In October 2007, the restructuring contemplated by the global restructuring agreement was completed.

In February 2007, Visa International hired Joseph W. Saunders as the designated Executive Chairman of the Board of Directors of Visa Inc. On May 15, 2007, Mr. Saunders was designated Chairman and Chief Executive Officer of Visa Inc. and officially began serving in this capacity upon the formation of Visa Inc. in May 2007.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim consolidated financial statements as of the nine months ended June 30, 2007 and 2006 are unaudited and are presented in accordance with accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally included in annual financial statements have been omitted, and accordingly these interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2006.

The accompanying unaudited interim consolidated financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim periods presented.

Revenues, expenses, assets, and liabilities can vary during each quarter of the year. Therefore, the results and trends in these unaudited interim consolidated financial statements may not be indicative of results for any other interim period or for the entire year.

Consolidation

The consolidated financial statements include the accounts of Visa U.S.A. and its subsidiaries after elimination of intercompany accounts and transactions. The Company consolidates entities when it has a greater than 50 percent ownership or when it exercises control. Minority interest is recorded for consolidated entities in which the Company has less than 100 percent ownership interest. Minority interest represents the equity interest in Inovant LLC which is not owned by the Company.

Reclassifications

Certain reclassifications, not affecting net income, have been made to prior period information to conform to the current period presentation format.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include certain revenue discounts and volume-based support incentives, assumptions used in the determination of pension and postretirement costs, discount rates used to calculate the present value of long-term obligations, and assumptions used in the calculation of income taxes, among others.

Advertising Costs

In accordance with SOP 93-7, “Reporting on Advertising Costs,” the Company expenses the production costs of advertising as incurred. The cost of media advertising is expensed when the advertising takes place. Total advertising costs, included in Advertising, Marketing, and Promotion on the Consolidated Statements of Operations, were $242 million and $262 million for the nine months ended June 30, 2007 and 2006, respectively.

Recently Adopted Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board (FASB) issued Staff Positions Nos. 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP SFAS 115-1 and SFAS 124-1). FSP SFAS 115-1 and SFAS 124-1 address the determination of when an investment is considered impaired and whether impairment is temporary. These pronouncements provide a three-step process for determining and accounting for other-than-temporary impairment, as well as disclosure requirements for reporting unrealized losses. FSP SFAS 115-1 and SFAS 124-1 are effective for the first reporting period beginning after December 15, 2005. The Company adopted FSP SFAS 115 and SFAS 124-1 on October 1, 2005. Additional disclosures required under the pronouncements are included in Note 5. The adoption of FSP SFAS 115-1 and SFAS 124-1 did not have an impact to the Company’s results of operations and financial condition.

Note 3—Visa International, Visa Canada, and Visa Europe

Visa International, Visa Canada, and Visa Europe are all separately incorporated entities. The Company pays expenses to Visa International and earns revenues from Visa International, Visa Canada, and Visa Europe.

A summary of the major expenses paid to Visa International is as follows:

	Nine Months Ended June 30,
	2007	2006
	(in thousands)
Visa International Fees	$129,680	$129,231
Network and EDP Services	2,112	1,908

Total	$131,792	$131,139

Visa U.S.A. operates a proprietary network, VisaNet, that links issuers and acquirers for transaction processing services. Processing services are provided through the Company’s majority-owned subsidiary, Inovant LLC. The Company provides processing and development services and various license and usage rights to Visa International, Visa Canada, and Visa Europe, in accordance with service agreements with these entities.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of Data Processing Fees and Other Revenues received from Visa International, Visa Canada, and Visa Europe is as follows:

	Nine Months Ended June 30,
	2007	2006
	(in thousands)
Visa International	$149,826	$150,741
Visa Canada	14,478	13,891
Visa Europe	45,475	48,709

Total	$209,779	$213,341

The net balances for related party services due to or from the Company, presented below, are recorded in Accounts Receivable, Prepaid and Other Current Assets, and Accrued Liabilities in the Company’s Consolidated Balance Sheets.

	June 30,	September 30,
	2007	2006
	(in thousands)
Visa International	$23,059	$30,969
Visa Canada	$1,335	$1,718
Visa Europe	$4,985	$4,985

As of June 30, 2007 and September 30, 2006, the Company also had receivables of $20.0 million from Visa International related to income taxes. This balance is included in Other Assets in the Consolidated Balance Sheets.

The Company has an uncommitted credit facility with Visa International whereby the Company or Visa International may provide each other short-term financing with a maximum term of five business days. Neither the Company nor Visa International has the obligation to lend to or to borrow from the other company. There were no outstanding balances as of June 30, 2007 and September 30, 2006 under this arrangement.

Note 4—Prepaid and Other Current Assets

Prepaid and Other Current Assets is comprised of the following:

	June 30, 2007	September 30, 2006
	(in thousands)
Member Collateral	$61,648	$51,042
Prepaid Maintenance	24,615	18,042
Prepaid Customer Support	20,098	23,593
Interest Receivable	16,264	14,131
Prepaid Other	10,018	7,482
Restricted Time Deposits	5,880	4,805
Income Taxes Receivable	3,744	5,567
Non-trade Receivables	3,485	14,282
Prepaid Pension	—	4,081
Other	854	1,874

Total	$146,606	$144,899

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Investments

Available-for-sale investment securities, which are recorded at fair value, consist of marketable debt securities issued by government-sponsored entities, tax-exempt municipal bonds, auction rate securities, and mutual fund investments in equity securities. The amortized cost, unrealized gains and losses, and fair value of available-for-sale securities are as follows:

	As of June 30, 2007
	Available-For-Sale
	Amortized	Gross	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
June 30, 2007:
Government-Sponsored Entities	$1,177,774	$15	$2,987	$1,174,802
Tax-Exempt Municipal Bonds	15,394	—	104	15,290
Auction Rate Securities	50,000	—	—	50,000
Equity Securities	52,517	5,394	577	57,334

Total	$1,295,685	$5,409	$3,668	$1,297,426

	As of September 30, 2006
	(in thousands)
Government Sponsored Entities	$897,648	$170	$2,519	$895,299
Tax-Exempt Municipal Bonds	248,799	570	402	248,967
Equity Securities	29,906	2,125	556	31,475

Total	$1,176,353	$2,865	$3,477	$1,175,741

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification is as follows:

	As of June 30, 2007
	Amortized Cost	Fair Value
	(in thousands)
Due within one year	$672,224	$670,613
Due in one to five years	570,944	569,479

Total	$1,243,168	$1,240,092

Investments with a fair market value less than cost at June 30, 2007 are as follows:

	12 Months or Less		Greater Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
Government-Sponsored Entities	$918,382	$2,383	$206,326	$604	$1,124,708	$2,987
Tax-Exempt Municipal Bonds	—	—	12,320	104	12,320	104
Equity Securities	3,542	88	3,874	489	7,416	577

Total	$921,924	$2,471	$222,520	$1,197	$1,144,444	$3,668

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unrealized losses on investments in government-sponsored entities and tax-exempt municipal bonds are caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the par value of the initial issuance of the securities. As of June 30, 2007, a total of 101 investments in government-sponsored entities and tax-exempt municipal bonds are in an unrealized loss position. Because management has the ability and intent to hold these investments until a recovery of fair value, which may be to maturity, the Company does not consider these investments to be other-than-temporarily impaired as of June 30, 2007.

Equity securities primarily consist of mutual fund investments related to various employee compensation plans. For these plans, employees bear the risk of market fluctuations. Losses experienced on these equity investments are offset by reductions in personnel expense. Unrealized losses on equity securities were caused by changes in market conditions. As of June 30, 2007, a total of 8 fund investments are in an unrealized loss position. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair value of investments in equity securities. Based on an evaluation of the near-term prospects of these investments and management’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of June 30, 2007.

Note 6—Intangible Assets

In 2003, the Company entered into an exclusive ten-year licensing agreement with a member. The agreement granted Visa U.S.A. patent and know-how rights, which allowed the Company to market and distribute Mini Cards within the United States. The license granted is sub-licensable.

In June 2006, the Company assessed a low probability of future incremental cash flows from the Mini Card; given the Company’s strategic focus on developing next-generation payment platforms and services, and minimal Mini Card issuance by Visa U.S.A. members. As a result, the Company recognized an impairment charge of $13.2 million in June 2006 for the net carrying value of the asset. The expense is reflected in Administrative and Other on the Company’s Consolidated Statements of Operations during the nine months ended June 30, 2006. Related amortization, included in Administrative and Other, was $1.5 million for the nine months ended June 30, 2006.

Note 7—Accrued Liabilities

Accrued Liabilities is comprised of the following:

	June 30, 2007	September 30, 2006
	(in thousands)
Accrued Operating Expenses	$130,262	$154,096
Restricted Issuer Liability	114,851	100,414
Member Collateral	61,648	51,042
Accrued Taxes	59,873	9,576
Deferred Revenues	34,044	50,780
Accrued Discounts	—	36,105
Accrued Other	8,983	4,802

Total	$409,661	$406,815

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Pension, Postretirement, and Other Benefits

The Company participates in noncontributory, defined benefit pension plans, which provide for retirement benefits for Visa U.S.A. and Visa International employees residing in the United States. The following tables indicate the combined periodic pension costs for pensions and postretirement benefits for Visa U.S.A. and Visa International, along with the portion attributable to Visa U.S.A.

Net periodic pension cost for the combined pension plans are as follows:

	Nine Months Ended June 30,
	2007	2007
	(in thousands)
Service cost	$46,833	$55,519
Interest cost	32,505	30,873
Expected return on assets	(27,423)	(27,100)
Amortization of:
Prior Service Costs	759	758
Actuarial Loss	6,339	12,988
Settlement Loss	—	2,995

Net Periodic Pension Cost	$59,013	$76,033

Visa U.S.A. Share of Net Periodic Pension Cost	$46,701	$58,300

Net periodic pension cost for the combined postretirement benefit plans are as follows:

	Nine Months Ended June 30,
	2007	2006
	(in thousands)
Service cost	$4,185	$5,067
Interest cost	3,597	2,716
Expected return on assets	—	—
Amortization of:
Prior Service Costs	(3,495)	(3,494)
Actuarial Loss	1,632	1,353

Net Periodic Pension Cost	$5,919	$5,642

Visa U.S.A. Share of Net Periodic Pension Cost	$4,860	$4,617

Actual contributions made by the Company during the nine months ended June 30, 2007 and the expected contributions for 2007 under its pension and postretirement plans are as follows:

	Pension Plan		Postretirement Plan
	Total Contributions	Visa U.S.A.’s Portion	Total Contributions	Visa U.S.A.’s Portion
	(in thousands)
Actual employer contributions
Nine months ended June 30, 2007	$752	$512	$2,796	$1,959
Expected employer contributions
2007	$51,000	$40,300	$3,700	$2,600

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net settlement losses on plan assets included in Personnel expense in the accompanying Consolidated Statements of Operations are as follows:

	Nine Months Ended June 30,
	2007	2006
	(in thousands)
Plan Payments:
Total Excess Pension Plan Payments	$—	$4,515
Visa U.S.A. Portion of Excess Pension Plan Payments	$—	$3,379
Settlement Loss:
Total Net Settlement Loss	$—	$2,995
Visa U.S.A. Portion of Net Settlement
Loss	$—	$1,727

Note 9—Workforce Reduction

In an effort to manage personnel and contract staffing levels in alignment with seasonality and project demand, the Company initiated a formal Flexible Resource Management plan in November 2006 to outsource certain data processing and development support functions. The plan is expected to reduce the Company’s workforce by approximately 200 employees, which represents approximately 6 percent of the Company’s total workforce as of June 30, 2007. Costs associated with this workforce reduction plan are related to termination benefits and retention bonuses. As of June 30, 2007, costs associated with this plan are estimated to be $14.5 million and are projected to be incurred throughout 2007 and 2008.

Most terminations are expected to be completed by the fourth fiscal quarter of 2007 while retention bonuses will continue to be paid through the third fiscal quarter of 2008 for employees who have been requested to render services until that time.

In accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the Company incurred charges of $12.7 million during the nine months ended June 30, 2007.

These costs are estimated based on the Company’s workforce reduction plan as of the balance sheet date and are subject to adjustment. The Company continually evaluates the adequacy of the remaining liabilities under its workforce reduction plan. Although the Company believes that these estimates accurately reflect the costs of its plan, actual results may differ, thereby requiring the Company to record additional provisions or reverse a portion of such provisions.

Activity related to the workforce reduction is included in Personnel expense on the Company’s Consolidated Statements of Operations and in Accrued Compensation on the Company’s Consolidated Balance Sheets as follows:

(in thousands)
Beginning Balance, October 1, 2006	$—
Workforce reduction charges	12,673
Cash payments	(6,210)

Ending Balance, June 30, 2007	$6,463

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—Concentration of Business Risks

During the nine months ended June 30, 2007, two customers accounted for 10 percent or more of the Company’s operating revenues. In the nine months ended June 30, 2006, only one of the customers above accounted for 10 percent or more of the Company’s operating revenues. Operating revenues from these customers were as follows:

	Nine Months Ended June 30,
	2007	2006
	(in thousands)
Customer A	$367,252	$359,842
Customer B	283,229	207,096

Note 11—Commitments and Contingencies

Volume and Support Agreements

The Company has agreements with members and merchants for various programs designed to build sales volume and increase payment product acceptance. These agreements, which range in term from approximately one to thirteen years, provide card issuance, marketing, and program support based on specific performance requirements. These agreements are designed to encourage more member business and to increase overall Visa-branded payment volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa U.S.A. members.

The Company is currently a party to other long-term contractual sponsorship arrangements ranging from approximately two to eight years. These contracts are designed to help the Company increase Visa-branded cards and volumes. Over the life of these contracts, the Company is required to make payments in exchange for certain advertising and promotional rights.

Payments made and obligations incurred under these programs are included in Volume and Support Agreements and Accrued Liabilities on the Company’s Consolidated Balance Sheets. The Company’s obligation under member and merchant agreements is amortized as a reduction to revenue over the period of benefit and recorded in Volume and Support Agreements on the Company’s Consolidated Statements of Operations. Amortization for sponsorship agreements is recorded in Advertising, Marketing, and Promotion on the Company’s Consolidated Statements of Operations.

Restricted Liabilities—Program Retirement

In April 2005, the Company introduced a program that supported card product usage for selected utilities that met certain acceptance standards. The program was funded by debit issuers at the time of settlement, to support efforts on their behalf to secure utility merchant acceptance and promote debit products usage. Under current program rules, unused funds were required to be returned to debit issuers at the conclusion of the program. The balance for this program was $3.5 million at June 30, 2007 and $2.3 million at September 30, 2006.

In January 2004, the Company introduced a program that supported Visa Check card usage and other business arrangements for selected merchants that met certain acceptance standards. The program was funded by Visa Check card issuers at the time of settlement, to support efforts on their behalf to secure merchant acceptance and promote card usage. Under current program rules, unused funds were required to be returned to Visa Check

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

card issuers at the conclusion of the program. The balance for this program was $91.2 million at June 30, 2007 and $74.5 million at September 30, 2006. These funds are included in Cash and Cash Equivalents, Investment Securities, and Accrued Liabilities on the Company’s Consolidated Balance Sheets as appropriate.

In April 2007, the Company retired both of these programs. Under current program rules, remaining unused funds from these programs will be returned to issuers by September 30, 2007. The Volume and Support Agreements table below has been updated to include future commitments under agreements sponsored by these retired programs.

The expected reduction of future revenues resulting from Volume and Support Agreements, including acceptance agreements sponsored by the retired programs described above, is estimated as follows:

	Volume and Support Agreements
For the Years Ending September 30	Member(1)	Other	Total
	(in thousands)
Remainder of 2007	101,742	43,101	144,843
2008	400,453	286,362	686,815
2009	381,570	243,247	624,817
2010	321,468	226,784	548,252
2011	234,397	221,118	455,515
Thereafter	202,055	470,276	672,331

Total Volume and Support Agreements	$1,641,685	$1,490,888	$3,132,573

(1)	Members represented on the Board of Directors account for $555 million of the total expected reductions in future revenues.

Holographic Magnetic Card Reimbursement

In January 2006, the Company introduced a new card design with holographic magnetic stripe technology as part of its global brand architecture initiative. Limited technical problems were noted with regard to the use of the card and therefore the Company advised its members to discontinue its manufacture and distribution. The Company is a committed partner to its members and has established a reimbursement process for members and card vendors that have incurred production and issuance costs. As of June 30, 2007, the Company has an accrual of $4.4 million in Accrued Liabilities on the Consolidated Balance Sheets. This obligation is an estimate of the remaining amount required to reimburse the Company’s members for certain costs they have incurred with regard to the manufacture and distribution of the holographic magnetic card design. Members had until December 31, 2006 to file their claims. This amount may be adjusted as required when the Company completes its review of the claims it has received. As of June 30, 2007, $14.5 million in valid claims were filed by members and $10.1 million of these claims have been paid.

Contingent Gain

On June 30, 2005, the Company exercised warrants to purchase 625,000 shares in WildCard Systems, Inc. (WildCard). Visa U.S.A.’s shares represented approximately 3 percent of WildCard’s shares outstanding. In July 2005, the Company sold its shares to eFunds Corporation (eFunds) as part of eFunds’ cash acquisition of WildCard. The sale resulted in no gain to the Company. However, as provided for in the acquisition, an “earn out” of up to $59.0 million could be paid if the acquired business achieved certain revenue targets in calendar year 2006. Visa U.S.A.’s share in this contingent “earn out” was estimated to be a maximum of $1.9 million.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There was no guarantee that these revenue targets would be met, and as such, the gain contingency was not reflected in the Company’s financial statements. In April 2007, the Company concluded that there would be no earn out realized.

Visa Extras

Visa Extras is a points-based rewards program administered by Visa U.S.A. and offered by members to their cardholders, which enables enrolled cardholders to earn reward points on qualifying purchases. The Company administers the program for participating members and contracts with a vendor to perform the rewards fulfillment and other functions. During the transition of fulfillment services to a new vendor in fiscal 2007, conversion issues arose which resulted in limited accessibility to the Visa Extras platform for participating members and cardholders for more than one month. During the nine months ended June 30, 2007, the Company recorded a charge of $4.7 million to remunerate impacted members for certain costs. These amounts are included as reductions to Other Revenues on the Consolidated Statements of Operations and in Accrued Liabilities on the Consolidated Balance Sheets. The Company believes that these amounts accurately reflect the Company’s exposure for such expenses as of the balance sheet date, but will continually monitor the adequacy of the liability.

Operating Leases

During the quarter ended June 30, 2007, the Company entered into an operating lease for computer equipment which is effective beginning June 30, 2007 and ends October 31, 2010. The total obligation over the term of the lease including equipment maintenance costs is $33.7 million. The future commitments on this lease for the remainder of fiscal year 2007 is $0.5 million and $9.1 million, $11.6 million, $11.6 million and $0.9 million for the fiscal years ending September 30, 2008, 2009, 2010, and 2011, respectively.

Note 12—Legal Matters

The Company’s Litigation Provision includes provisions of $14.8 million for the nine months ended June 30, 2007 and $21.9 million for the nine months ended June 30, 2006. The litigation accrual is an estimate and is based on management’s understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate, and management’s best estimate of incurred loss as of the balance sheet dates. The Company will continue to review the litigation accrual and, if necessary, future refinements to the accrual will be made.

The following table summarizes the activity related to the litigation during the period ended June 30, 2007:

(in thousands)
Balance as of September 30, 2006	$999,703
Provision for legal matters	14,800
Interest accretion on settled matters	54,188
Payments on settled matters	(1,940)

Balance as of June 30, 2007	$1,066,751

The Company is presently involved in the matters described below and those described in Note 18 to the Company’s 2006 audited financial statements.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rule 2.10(e) Litigation

American Express/Discover

At a hearing on April 25, 2007, the District Court for the Southern District of New York set a trial date of September 9, 2008 for both the American Express and Discover cases. The court also established deadlines and procedures for motions practice and expert discovery.

On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to names of the plaintiffs.

On July 24, 2007, American Express and Discover served expert reports seeking substantial damages.

Interchange Litigation

Kendall

The Ninth Circuit heard oral argument on the plaintiffs’ appeal on June 11, 2007. No ruling has been issued.

Multidistrict Litigation (MDL) 1720

On July 10, 2007, pursuant to a joint request by the parties, the court entered an amended scheduling order extending the deadline for fact discovery to June 30, 2008, expert discovery to February 20, 2009, and the deadline for completion of all summary judgment and other pretrial motions to March 27, 2009.

Retailers’ Litigation

U.S. Government Litigation

In January 2006, the United States made a monetary claim against the settlement fund that was established in connection with the settlement of the Retailers’ Litigation in December 2003. The United States was not a class member, but asserted equitable arguments as a “merchant” on behalf of its agencies and instrumentalities accepting Visa or MasterCard cards. After the claims administrator denied the government’s claim, the government appealed the decision to the federal court that has retained jurisdiction to resolve disputes relating to administration of the Retailers’ settlement fund. On December 29, 2006, a settlement agreement was reached whereby Visa U.S.A. and MasterCard International Incorporated together will pay the U.S. government $3.5 million and the government’s claim against the Retailers’ settlement fund will be capped and reduced by 66 percent. Visa U.S.A.’s portion of the agreement is $2.0 million. The settlement also provides Visa U.S.A. with a full release from the U.S. government for all interchange and “honor all cards”-type claims accruing prior to January 1, 2004. The District Court entered an order approving the settlement on February 28, 2007.

Retailers’ “Opt-Outs”

On May 14, 2007, GMRI, Inc. sought to amend its complaint and consolidate the case with Multidistrict Litigation 1720. Visa U.S.A., Visa International, and several of their member banks named as defendants in Multidistrict Litigation 1720 opposed the plaintiff’s motion. On June 1, 2007, the plaintiff withdrew its request.

On June 22, 2007, GMRI filed suit against Visa International and various member banks of Visa U.S.A. and/or Visa International in the U.S. District Court of Minnesota, alleging both the merchant opt-out claims at issue in GMRI’s suit against Visa U.S.A. and a number of the claims set forth in the class complaint filed in Multidistrict Litigation 1720 relating to interchange and Visa rules.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Indirect Purchaser” Actions

In the California cases, consolidated before the Superior Court for the State of California in the City and County of San Francisco, Visa U.S.A. filed a motion for judgment on the pleadings based upon California Proposition 64, which limits a plaintiff’s standing to bring claims under California’s Business and Professions Code §§17200 et. seq. After oral argument, the court denied Visa U.S.A.’s motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007.

In West Virginia, an action was brought against Visa U.S.A. by West Virginia’s attorney general as parens patriae for West Virginia consumers. The court denied Visa U.S.A.’s motion for summary judgment. Visa U.S.A. answered the West Virginia complaint on February 14, 2006 and the parties began discovery. On April 10, 2007, the court issued a stay of discovery pending its ruling on an antitrust standing issue. On April 27, 2007, the parties reached an agreement in principle to settle all claims against Visa U.S.A. In connection with this agreement, the Company recorded a provision for the settlement.

On June 22, 2007, the Supreme Court of Iowa unanimously affirmed the lower court’s dismissal of the action against Visa U.S.A.

On June 29, 2007, the Superior Court of the District of Columbia granted Visa U.S.A.’s motion to dismiss.

Other Litigation

Settlement Service Fee (SSF) Litigation

The court held a hearing on April 23, 2007 and considered MasterCard’s request for an order repealing the SSF and giving certain issuers an opportunity to terminate their agreements early.

On June 7, 2007, the court issued an Opinion and Order holding that the Settlement Service Fee violated the final judgment in the Department of Justice litigation as of October 15, 2004. On June 15, 2007, the court issued an Amended Opinion and Order clarifying the remedy in the ruling. First, the court ordered Visa U.S.A. to repeal the Settlement Service Fee bylaw. Second, the court gave any Visa U.S.A. debit issuer subject to the Settlement Service Fee prior to its repeal who entered into an agreement that includes offline debit issuance with Visa U.S.A. on or after June 20, 2003 the right to terminate its agreement, provided that the issuer has entered into an agreement to issue MasterCard-branded debit cards and the issuer repays to Visa U.S.A. any unearned benefits or financial incentives under its Visa U.S.A. agreement.

On June 13, 2007, the parties entered into an agreement to toll the statute of limitations on certain potential claims MasterCard may have against Visa U.S.A. in connection with the Settlement Service Fee.

Pursuant to the court’s order, the settlement service fee bylaw was rescinded as of the effective date of the order. On June 29, 2007, Visa U.S.A. filed a notice of appeal to the Second Circuit Court of Appeals and on July 2, 2007, sought a stay pending appeal as to the remainder of the court’s remedy. On July 13, 2007, the Second Circuit Court of Appeals issued a scheduling order for the appeal, which was subsequently modified by agreement of the parties. Visa U.S.A.’s appellate brief must be filed August 27, 2007 and MasterCard’s response by September 26, 2007. Oral argument will likely occur sometime after early November 2007.

On August 7, 2007, the district court denied Visa U.S.A.’s request for a stay of the contract termination portion of the remedy pending the appeal. On August 17, 2007, Discover Financial Services and DFS Services LLC moved the district court to intervene in the settlement service fee matter. Discover also sought to have the

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

district court modify its June 15, 2007 order (1) to extend the contract termination remedy to issuers entering into agreements with Discover; and (2) to void certain provisions of Visa U.S.A.’s debit agreements. Visa U.S.A. intends to oppose Discover’s motion.

Currency Conversion Litigation

Federal Multidistrict Litigation & State Litigation

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the U.S. District Court for the Southern District of New York appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. Revised notices, claim forms, and a settlement schedule are to be submitted to the court by August 31, 2007. The court has set a conference for September 20, 2007 to discuss these submissions. On November 8, 2006, the court set a hearing on entry of Final Judgment and Order of Dismissal, or the final fairness hearing, for November 2, 2007 to review objections to the settlement. However, in light of the special master’s report, it is anticipated that the final fairness hearing will be moved to a later date.

District of Columbia Civil Investigative Demand

On January 5, 2007, the Office of the Attorney General for the District of Columbia issued a Civil Investigative Demand (“CID”) to Visa U.S.A. Inc. seeking information regarding a potential violation of Section 28-4502 of the District of Columbia Antitrust Act. The D.C. Attorney General’s office is coordinating parallel investigations by the Attorneys General of New York and Ohio. The CID seeks documents and narrative responses to several interrogatories and document requests, which focus on PIN debit. Visa U.S.A. continues to cooperate with the Attorneys General in connection with the CID.

The ATM Exchange Litigation

The parties have engaged in written discovery, party and third-party depositions, and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. Trial was tentatively scheduled for September 2007. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated that it would set another trial date, if necessary, in its forthcoming ruling on the motions for summary judgment.

Harding Litigation

The parties are currently engaged in settlement negotiations. The potential settlement amount is not considered material to the Company’s financial statements.

Lampone Litigation

On May 4, 2007, the parties executed a confidential agreement to settle the case and dispose of all claims. The court will review the agreement before dismissing the class claims. The settlement amount is not considered material to the Company’s financial statements.

On May 30, 2007, the court approved the parties’ settlement agreement and dismissed the case in its entirety with prejudice.

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intellectual Property Litigation

Every Penny Counts, Inc.—“Keep the Change”

On January 30, 2007, Every Penny Counts, Inc. filed a lawsuit in federal court in the Middle District of Florida against Bank of America Corporation and Visa U.S.A. alleging patent infringement related to Bank of America’s “Keep the Change” program. Bank of America has agreed to indemnify Visa U.S.A. in this litigation and has taken over the defense of the lawsuit. On April 23, 2007, Every Penny Counts, Inc. voluntarily dismissed its claims against Visa U.S.A.

Privasys

On June 20, 2007, Privasys, Inc. filed a compliant in the U.S. District Court for the Northern District of California against Visa International and Visa U.S.A. for patent infringement. Privasys alleges that Visa U.S.A.’s contactless payment technology infringes U.S. Patent No. 7,195,154, entitled “Method for Generating Customer Secure Card Numbers.” At this early stage it is not possible to make any reasonable evaluation of the claims alleged.

Every Penny Counts, Inc.—“Open Prepaid Cards”

On July 17, 2007, Every Penny Counts, Inc. filed a complaint in the U.S. District Court for the Middle District of Florida against Visa U.S.A., MasterCard and American Express for patent infringement. The suit alleges that the defendants’ “open” prepaid card products infringe U.S. Patent No. 6,876,971 (“Funds Distribution System Connected with Point of Sale Transaction”), U.S. Patent No. 5,621,640 (“Automatic Philanthropic Contribution System”), U.S. Patent No. 6,088,682 (“Funds Distribution System Connected with Point of Sale Transactions”), and U.S. Patent No. 6,112,191 (“Method and System to Create and Distribute Excess Funds from Consumer Spending Transactions”). At this early stage, it is not possible to make any reasonable evaluation of the claims alleged.

Note 13—Subsequent Events

(i) Change in Visa Retirement Plan

In August 2007, the Company approved changes to the Visa Retirement Plan and will begin transitioning from a defined benefit driven plan to cash balance benefits driven plan effective January 1, 2008. The change to a cash balance benefit formula will take effect immediately for employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current Retirement Plan benefit formula will be grandfathered for a three year period and grandfathered employees will continue to accrue benefits under their current Visa Retirement Plan benefit formula and their accrued benefits as of December 31, 2010 (the last day of the grandfather period), or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current Visa Retirement Plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula.

The above Visa Retirement Plan change affects the estimated impact of the adoption of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” With respect to the Company’s portion of the pension and postretirement plans at September 30, 2007, the after tax impact of adopting SFAS No. 158 is expected to reduce member’s equity by approximately $13 million.

(ii) Settlement Agreement with American Express

Visa Inc., the Company and Visa International entered into an agreement with American Express that became effective on November 9, 2007 to settle previously disclosed litigation, American Express Travel Related

VISA U.S.A. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ends all current litigation between American Express and Visa U.S.A. and Visa International as well as five co-defendant banks.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa Inc. will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

Visa Inc.’s consolidated future maximum payments under the settlement agreement are as follows:

For the fiscal years ending September 30,	(in millions)
2008	$1,155
2009	280
2010	280
2011	280
2012	70

Total Future Commitments	$2,065

To account for the agreement, Visa U.S.A., which became a wholly-owned subsidiary of the Company upon the consummation of the reorganization in October 2007, expects to record litigation expense in its fiscal 2007 financial statements equal to the present value of the total payments it expects to make, which totals a maximum of approximately $1.9 billion. The settlement will be funded through Visa Inc.’s retrospective responsibility plan, which consists of several related mechanisms, including a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Visa International:

We have audited the accompanying consolidated balance sheets of Visa International and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visa International and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Francisco, California

June 11, 2007

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2006	2005
	(In thousands)
Assets
Cash and cash equivalents	$705,806	$476,964
Trading assets	80,964	73,182
Investment securities, available-for-sale	1,210	9,267
Settlement due from members	459,998	448,712
Accounts receivable, net of allowances of $2,681 and $2,155 for 2006 and 2005, respectively	59,538	58,687
Member collateral	275,278	288,811
Prepaid expenses and other current assets	86,396	82,599
Current portion of deferred income taxes, net	36,501	30,613

Total current assets	1,705,691	1,468,835
Premises and equipment, net	162,617	173,179
Investments in real estate joint ventures	22,019	21,917
Intangibles, net	47,424	52,928
Long-term deferred income taxes, net	15,826	7,617
Other assets	58,962	43,480

Total assets	$2,012,539	$1,767,956

Liabilities and Members’ Equity
Trade and accrued taxes payable	$59,446	$49,857
Settlement due to members	444,416	443,190
Member collateral	275,278	288,811
Accrued compensation and benefits	152,852	153,922
Accrued and other liabilities	383,519	212,394

Total current liabilities	1,315,511	1,148,174
Long-term debt	39,929	39,904
Other liabilities	50,819	44,432

Total liabilities	1,406,259	1,232,510
Commitments and contingencies—refer to Note 19
Members’ Equity
Accumulated net income	605,415	535,660
Accumulated other comprehensive income (loss), net	865	(214)

Total members’ equity	606,280	535,446

Total liabilities and members’ equity	$2,012,539	$1,767,956

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2006	2005	2004(1)
	(In thousands)
Operating Revenues
Service fees	$755,440	$632,586	$609,006
International service revenues	428,027	360,195	449,843
Data processing fees	246,744	207,880	337,542
Member incentives	(302,359)	(181,464)	(178,512)
Other revenues	134,703	128,233	193,910

Total operating revenues	1,262,555	1,147,430	1,411,789

Operating Expenses
Personnel	317,003	309,219	392,906
Affiliates services	212,144	183,511	245,543
Premises, equipment and software	105,245	104,130	140,837
Communications	33,423	31,833	52,318
Professional and consulting services	119,004	98,721	124,552
Advertising and promotion	343,922	284,973	297,989
Travel and meetings	59,275	45,530	52,564
Other expenses	52,243	32,514	50,130
Settlement risk guarantee	(150)	(44,602)	95

Total operating expenses	1,242,109	1,045,829	1,356,934

Operating income	20,446	101,601	54,855
Non-operating income, net	78,511	40,469	12,852

Income before provision for income taxes	98,957	142,070	67,707
Provision for income taxes	29,202	58,869	35,418

Net income	$69,755	$83,201	$32,289

(1)	Fiscal 2004 include results of the EU region for the nine-month period ended June 30, 2004 prior to the EU region’s incorporation on July 1, 2004.

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Accumulated Net Income	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity
	(In thousands)
Balance at September 30, 2003	$420,170	$1,252	$421,422
Net income	32,289	—	32,289
Other comprehensive income, net of tax	—	237	237

Balance at September 30, 2004	452,459	1,489	453,948
Net income	83,201	—	83,201
Other comprehensive loss, net of tax	—	(1,703)	(1,703)

Balance at September 30, 2005	535,660	(214)	535,446
Net income	69,755	—	69,755
Other comprehensive income, net of tax	—	1,079	1,079

Balance at September 30, 2006	$605,415	$865	$606,280

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended September 30,
	2006	2005	2004
	(In thousands)
Net Income	$69,755	$83,201	$32,289

Other comprehensive income (loss), net of tax:
Investment securities, available-for-sale
Net unrealized gains	8	1,216	474
Income tax effect	(3)	(462)	(180)
Reclassification adjustment for net realized gains	(3)	(1,760)	(16)
Income tax effect	1	669	6
Derivative instruments
Net unrealized gains (losses)	1,417	(5,977)	(1,508)
Income tax effect	(527)	2,271	573
Reclassification adjustment for net realized losses	310	3,774	1,432
Income tax effect	(124)	(1,434)	(544)

Other comprehensive income (loss), net of tax	1,079	(1,703)	237

Comprehensive income	$70,834	$81,498	$32,526

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2006	2005	2004
	(In thousands)
Operating Activities
Net income	$69,755	$83,201	$32,289
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	38,045	32,986	45,861
Equity in earnings of unconsolidated investments, net of distributions	(8,146)	(3,864)	(2,667)
Change in value of settlement risk guarantee	(150)	(44,616)	—
Deferred income taxes	(14,935)	16,665	25,936
Other	(1,276)	1,319	5,535
Change in operating assets and liabilities:
Settlement due from members	(11,286)	116,691	264,128
Accounts receivable	(851)	(2,268)	10,514
Trading assets	(7,782)	(4,345)	7,144
Prepaid and other assets	(6,032)	(24,637)	78,330
Trade and accrued taxes payable	9,589	(9,761)	(44,695)
Settlement due to members	1,226	(134,978)	(249,243)
Accrued compensation and benefits	(1,070)	(4,503)	(19,401)
Accrued and other liabilities	178,308	88,612	(165,570)

Net cash provided by (used in) operating activities	245,395	110,502	(11,839)

Investing Activities
Investment securities, available-for-sale:
Purchases	(23,498)	(43,334)	(212,976)
Proceeds from maturities and sales	31,930	144,540	132,804
Purchases of premises, equipment and software	(22,430)	(24,287)	(44,178)
Proceeds from sale of premises and equipment	292	375	188
Investments in real estate joint ventures	(2,030)	—	—
Distributions from real estate joint ventures	2,030	—	—
Purchases of non-marketable securities	(6,476)	(6,469)	(1,407)
Proceeds from sales of non-marketable securities	3,629	—	—
Settlement of intercompany balances with EU upon incorporation	—	—	(20,257)
Transfer of EU’s premises, equipment and software	—	—	68,100

Net cash (used in) provided by investing activities	(16,553)	70,825	(77,726)

Financing Activities
Proceeds from short-term borrowings	1,118,586	2,184,638	1,834,724
Payments on short-term borrowings	(1,118,586)	(2,184,638)	(1,834,724)
Redemption of preferred shares	—	(8,200)	—
Payments on current portion of long-term debt	—	—	(5,000)

Net cash used in financing activities	—	(8,200)	(5,000)

Increase (decrease) in cash and cash equivalents	228,842	173,127	(94,565)
Cash and cash equivalents at beginning of year	476,964	303,837	398,402

Cash and cash equivalents at end of year	$705,806	$476,964	$303,837

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$44,300	$37,602	$33,101
Interest paid	$3,699	$4,962	$13,094

See accompanying notes to the consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except as noted)

Note 1—Organization

Visa International Service Association (hereafter referred to as “Visa International” or the “Company”) is a nonstock, nonassessable Delaware membership corporation. The primary business of Visa International is to operate, expand, enhance and support a global payments system. Visa International’s primary customers are its member financial institutions participating in this network (collectively, the “members”). Worldwide policy is administered by the Company’s Board of Directors. The Company has established regional Boards of Directors for its Asia Pacific (“Visa AP”) region, Central and Eastern Europe, Middle East and Africa (“Visa CEMEA”) region, and Latin America and Caribbean (“Visa LAC”) region. The regional Boards govern such matters as regional policy, development of new services, admission of new members, establishment of regional fees, authorization of expenditures and adoption of regional regulations. Visa U.S.A. Inc. (“Visa U.S.A.”), Visa Europe Limited (“Visa Europe”) and Visa Canada Association (“Visa Canada”) are separately incorporated regional group members (“incorporated regions”) of the Company and each is represented by its own Board of Directors.

On July 1, 2004, the European Union region (“EU region”) was incorporated and became Visa Europe, a group member of the Company (refer to Note 4).

In October 2006, a proposed corporate restructuring of Visa International and the separately incorporated regional group members was announced (refer to Note 24).

The Company’s consolidated financial statements presented in this report do not include the results of Visa U.S.A., Visa Europe and Visa Canada.

Note 2—Significant Accounting Policies

Accounting principles—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.”).

Principles of consolidation—The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and, if applicable, variable interest entities in which the Company is a primary beneficiary. Minority interest is recorded for consolidated entities in which the Company owns less than 100% of the interest and represents the equity interest not owned by the Company. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

Cash and cash equivalents—Cash and cash equivalents include cash and certain highly liquid investments with original maturities of ninety days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Investments—The Company uses the equity method of accounting for investments in other entities, including joint ventures, when it holds between 20% and 50% ownership in the entity or when it exercises significant influence. The equity method of accounting is also utilized for flow-through entities such as limited partnerships and limited liability companies when the investment ownership percentage is equal to or greater than 5% of outstanding ownership interests, regardless of whether the Company has significant influence over the investees. Under this method, the Company’s share of each entity’s net income or loss is included in non-operating income (expense), net, on the consolidated statements of operations.

The Company accounts for investments in entities under the historical cost method of accounting when it holds less than 20% ownership in the entity or for flow-through entities when the investment ownership is less

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

than 5%, and does not exercise significant influence. These investments consist of equity holdings in non-public companies and are recorded in other assets on the consolidated balance sheets. Dividends from these investments are included in non-operating income (expense), net, on the consolidated statements of operations.

The Company regularly reviews its investments for possible impairment and estimates the fair value of these investments if there have been identified events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments. The fair value estimate typically includes an analysis of the facts and circumstances of the investment, the expectations of the entity’s cash flows and capital needs, and the viability of its business model.

Investment securities, available-for-sale, are held to meet investment objectives such as liquidity management and to promote business and strategic objectives. These securities are carried at fair value based on quoted market prices. Unrealized gains and losses, net of applicable taxes, are recorded as a separate component of accumulated other comprehensive income on the consolidated balance sheets. If the fair value of an available-for-sale investment declines below its cost and the decline is deemed to be other-than-temporary, an impairment charge is recorded for the difference between the fair value and the cost. Net realized gains and losses are determined on a specific identification basis and are included in non-operating income (expense), net, on the consolidated statements of operations. Interest and dividends, including amortization of premiums and accretion of discounts, are recorded in non-operating income (expense), net, on the consolidated statements of operations.

Investments in variable interest entities—The Company has investment interests in various entities and has evaluated these entities for consolidation in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities. If the Company is a primary beneficiary in a variable interest entity, the assets, liabilities and results of operations of the entity would be included in the consolidated financial statements of the Company.

Settlement due from and due to members—Settlement due from and due to members reflects the Company’s operation of systems for clearing and settling member payment transactions. Settlements generally clear daily among members. However, international transactions involving foreign currency generally settle in two business days, resulting in amounts due from and due to members. The settlement amounts are stated at cost and are presented on a gross basis on the consolidated balance sheets.

Allowance for Doubtful Accounts—The Company’s accounts receivable balances are net of an estimated allowance for doubtful accounts. The Company performs ongoing risk evaluations of its customers’ financial condition and provides an estimate for uncollectible accounts. The allowance is based on historical experience, the age of the receivable, and current market and economic conditions, as well as any known trends or uncertainties related to account collectibility. Uncollectible accounts are charged against the allowance account. Because the allowance for doubtful accounts is an estimate, it may be subject to adjustment if actual bad debt expense exceeds the estimated reserve.

Member collateral—The Company holds cash deposits from certain members in order to ensure their performance of settlement obligations arising from card and travelers cheque product clearings. These collateral assets are fully offset by corresponding liabilities, and both balances are presented on a gross basis on the consolidated balance sheets.

Trading assets and deferred compensation liabilities—The Company maintains short-term money market investments and other marketable securities related to certain long-term executive compensation plans. These

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

investments are classified as trading assets and are reported at fair value using quoted market prices or broker quotes. Net realized and unrealized gains and losses, interest, and dividends are included in non-operating income (expense), net, in the consolidated statements of operations. The specific identification method is used to determine realized gains and losses.

The Company has deferred compensation liabilities which are indexed to certain trading assets. The offset for changes in the fair value of the trading assets related to the vested portion of the deferred compensation liabilities is recorded in personnel expenses on the consolidated statements of operations.

Premises and equipment, net—Premises and equipment are recorded at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	10 to 40 years
Furniture and fixtures	2 to 10 years
Computer equipment	2 to 5 years
Leasehold improvements	Shorter of lease life or 10 years

Assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or the asset category noted above. Fully depreciated assets are retained in premises, equipment and accumulated depreciation accounts until removed from service. Costs for maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and depreciated ratably to expense over the identified useful life.

Intangibles, net—The Company initially records intangible assets at cost and assigns a useful life to each asset. Intangible assets consist of capitalized software costs and other intangible assets, all of which have finite lives. The intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Capitalized software	2 to 5 years
Other	2 to 10 years

Capitalized software includes internal and external costs incurred when developing or purchasing computer software for internal use, and is capitalized in intangible assets on the consolidated balance sheets. Internal and external costs incurred during the preliminary project stage are expensed as incurred until it is probable the project will be completed and the software will be used to perform the intended function. Thereafter, all qualifying costs incurred during the application development stage are capitalized and, upon the project being substantially completed and ready for its intended use, are amortized using the straight-line method over the estimated useful life of the software, not to exceed five years. Qualifying costs include external direct costs of materials and services consumed when developing or obtaining the applications, and payroll and payroll-related costs for employees who are directly associated with developing the applications. All other costs incurred in connection with software developed for internal use are expensed as incurred. The Company reviews capitalized software for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable.

Impairment of long-lived assets—The Company evaluates long-lived assets, such as premises and equipment and finite-lived identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, a charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Asset retirement obligations—The Company accounts for asset retirement obligations for certain leased properties. The fair value of a liability for the obligation is determined by calculating the present value of expected cash flows which will be incurred to retire the leasehold improvements. When the liability is initially recorded, the Company capitalizes the cost by increasing the related asset carrying amount. Over time, the liability is accreted to its original obligation with the accretion recorded in other operating expense, and the capitalized cost is depreciated on a straight-line basis over the useful life of the related asset. When asset retirement costs change as a result of a revision to estimated cash flows, the Company adjusts the amount of asset retirement cost allocated to expense in the period of change assuming the change affects that period only, or in the period of change and future periods if the change affects more than one period as required by SFAS No. 154, Accounting Changes and Error Correction, for a change in estimate.

Revenue recognition—The Company’s revenue is comprised principally of service fees, international service revenues, data processing fees and other revenues. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) where applicable. Revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

Service fees predominantly represent payments by members with respect to their card programs carrying marks of the Visa brand. Service fees are based principally upon spending on Visa branded cards for goods and services as reported on member quarterly operating certificates. Current quarter service fees are assessed using a calculation of pricing applied to prior quarter volumes.

International service revenues are generated when cardholders purchase goods and services in transactions where the cardholder’s issuer country is different from the merchant’s acquirer country. The fees from these cross-border transactions are recognized as revenue in the same period the related transactions occur or services are performed.

Data processing fees represent user fees for authorization, clearing, settlement, and other maintenance and support services that facilitate transaction and information processing among the Company’s members globally. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Other revenues consist of card recovery bulletin fees, product enhancements, risk-related penalty charges, initial membership fees and revenues from certain regional development programs. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

The Company enters into incentive agreements with members, merchants, and other business partners designed to build payments volume and to increase product acceptance. The Company capitalizes certain incentive payments under these agreements related to signing or renewing long-term contracts in instances where the Company receives a commitment from the member to generate a substantial portion of its credit and debit card payments volume for an agreed upon period of time using Visa’s branded products. Member incentives are

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

accrued based on management’s estimate of the members’ performance according to provisions in the related agreements. These accruals are routinely reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts and the Company’s estimated obligations under these agreements are amortized as a reduction of operating revenue or as part of advertising and promotion expense on either a straight-line basis over the period of benefit or as the performance milestones are achieved.

Advertising and promotion costs—The costs of media advertising are expensed when the advertising takes place. Production costs are expensed as incurred.

Income taxes—The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portions that are not expected to be realized based on the level of historical taxable income, projections of future taxable income over the periods in which the temporary differences are deductible, and allowable tax planning strategies.

Pension and postretirement plans—The Company accounts for its defined benefit pension and postretirement plans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. The plans are actuarially evaluated, which includes the use of several assumptions. Critical assumptions for qualified pension plans include the discount rate and the expected rate of return on plan assets, which are important elements of expense and/or liability measurement. Other assumptions involve demographic factors such as retirement, mortality, turnover and the rate of compensation increases. The Company evaluates assumptions annually and modifies the assumptions as appropriate.

The Company uses a discount rate to determine the present value of its future benefit obligations. The discount rate is based on matching the duration of other corporate bond pools to the expected benefit payment stream.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected assets allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience in excess of the 10% corridor around the larger of assets or liabilities, is recognized in the net periodic pension calculation over the expected average employee future service, approximately 9 years for United States plans and approximately 14 years for United Kingdom plans. The gains and losses of certain smaller nonqualified pension plans are recognized immediately in the year in which they occur.

The Company immediately recognizes a net settlement loss for previously unrecognized losses when it makes substantial excess pension plan payments.

Foreign currency—For each of the Company’s foreign operations, the functional currency is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are converted to U.S. dollars at the spot rate on the transaction date. Monetary assets and liabilities denominated in non-U.S. currencies are remeasured to U.S.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

dollars using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. dollar exchange rates.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized currently in earnings in other expenses on the consolidated statements of operations.

Derivative financial instruments—The Company uses options and forward foreign exchange contracts to reduce the exposure to foreign currency rate changes on non-functional currency denominated forecasted operating expenses and operating revenues. Net recognized foreign currency assets and liabilities are hedged with forward foreign exchange contracts to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. The Company accounts for its derivative and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Gains and losses resulting from changes in fair value of derivative instruments are accounted for depending on whether they are designated and qualify for hedge accounting. Fair value represents the difference in the value of the contracts at the contractual rate and the current forward price, and generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments.

Warrants received in connection with equity investments in companies are considered derivative financial instruments if they can be net settled. These warrant securities are not designated as hedging instruments, and are included in other assets at fair value, with changes in fair value recognized in other non-operating income (expense), net, during the period of change. Fair value is estimated using a standard option pricing model.

Guarantees and indemnifications—A liability is recognized upon the issuance of certain guarantees and indemnifications, including the ongoing obligation to stand ready to perform over the term of the guarantee. The liability is measured at its fair value, with changes in fair value included in settlement risk guarantee and other expenses on the consolidated statements of operations.

Legal and other loss contingencies—The Company is currently involved in various claims and legal proceedings. The Company periodically reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and legal proceedings and revises its estimate.

Use of estimates—The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include valuation of investments, capitalized software, pension and postretirement costs, member incentives, legal contingencies, guarantees and indemnifications, and deferred tax assets. Actual results could differ materially from these estimates and assumptions.

Reclassifications—Certain reclassifications have been made to prior years’ balances in order to conform to fiscal 2006 presentation.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Note 3—Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“AJCA”). FSP No. 109-2 provides accounting and disclosure guidance with respect to the repatriation of certain foreign earnings to a U.S. taxpayer as provided for in the AJCA. The Company completed the evaluation of the repatriation provision under this Act in fiscal 2006 and determined that it would not repatriate any foreign earnings under this provision. FSP No. 109-2 did not have an impact on the Company’s consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation,” as used in SFAS No. 143, Accounting for Asset Retirement Obligation, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The Company adopted FIN 47 on October 1, 2005. The adoption of FIN 47 did not have a material impact on the Company’s consolidated financial statements.

In November 2005, the FASB issued FSP No. 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP No. 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 and 124-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company adopted FSP No. 115-1 and 124-1 on January 1, 2006. The adoption of FSP No. 115-1 and 124-1 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It establishes a probability threshold of greater than 50% to satisfy the requirement to recognize a tax benefit. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the effect, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS No. 87 and SFAS No. 106 to require recognition of the

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. In addition, the measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the Company’s fiscal year end. SFAS No. 158 is effective for non-public companies for fiscal years ending after June 15, 2007, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company plans to adopt both the balance sheet recognition provision and measurement date provision of SFAS No. 158 at September 30, 2007, which represents an early adoption of the measurement date provision. Accordingly, for the balance sheet recognition provision, with respect to the Company’s portion of pension and postretirement plans at September 30, 2007, the after-tax impact of adopting SFAS No. 158 is expected to reduce members’ equity by approximately $19.2 million and $11.4 million for the United States and United Kingdom plans, respectively. For the measurement date provision, for the Company’s portion of the United States pension and post-retirement plans at September 30, 2007, the Company is expected to record an after-tax charge of approximately $2.8 million to member’s equity in the fourth quarter of fiscal 2007. The United Kingdom plans currently have measurement dates of September 30, and therefore no change in measurement date is required for those plans. These estimates are actuarially calculated based on current assumptions for the plans, and assume that there will be no modifications, amendments or other significant changes to the plans. Actual results could differ from these estimates.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This statement allows entities to choose to measure many financial instruments and other items at fair value. In addition, SFAS No. 159 includes an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact that SFAS No. 159 could have on its consolidated financial statements, if any.

Note 4—Incorporation of EU Region

In October 2001, the Company’s Board of Directors passed a resolution approving the incorporation of the EU region and its admission as a regional group member of the Company. Actual incorporation was subject to favorable tax rulings and no adverse financial effects on the Company. Final Board approval was granted and the EU region was separately incorporated in Delaware on July 1, 2004 as Visa Europe Services Inc. (“VESI”). Upon incorporation, the members within the EU region of Visa International Service Association gave up their membership in the Company and became direct members of Visa Europe, a newly formed United Kingdom private limited company. VESI is a wholly-owned subsidiary of Visa Europe.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Upon incorporation, the Company transferred all of the assets and liabilities of the EU region to VESI. No gain or loss was recorded as a result of this transaction. A summary of the EU region balance sheet at June 30, 2004 is as follows:

June 30, 2004
Assets
Cash and cash equivalents	$10,794
Accounts receivable and other current assets	78,654
Premises, equipment and intangibles, net	84,284
Other assets	42,742

Total assets	$216,474

Liabilities and Accumulated Other Comprehensive Income
Accrued and other current liabilities	$152,413
Other liabilities	63,103

Total liabilities	215,516
Accumulated other comprehensive income	958

Total liabilities and accumulated other comprehensive income	$216,474

The consolidated balance sheets of the Company at September 30, 2006 and 2005 do not reflect balances of Visa Europe.

The consolidated statement of operations of the Company for the year ended September 30, 2004 reflects the following amounts related to the EU region:

Year Ended September 30, 2004(1)
Operating revenues	$386,630
Visa International fees	(96,028)
Operating expenses	(283,862)
Non-operating expenses, net	(4,477)

Income before income taxes	$2,263

(1)	Fiscal 2004 reflects the nine-month period ended June 30, 2004 prior to the EU region’s incorporation.

In October 2001, the Company entered into a twenty-year lease agreement for premises to be occupied by the EU region and Visa CEMEA. As of July 1, 2004, the entire lease was assigned to VESI with the Company acting as a guarantor to the landlord as required by United Kingdom property law under the existing lease. In the event of a default by VESI, the Company is obligated to make lease payments. The base rent commitment is £7.5 million each year or $14.0 million in U.S. dollars (based on the September 30, 2006 exchange rate). Rent is allocated based on the square footage occupied by the tenants and was 81.1% for VESI and 18.9% for Visa CEMEA at September 30, 2006 and 2005. VESI agreed to reimburse the Company for any liabilities that may arise under the Company’s guarantee to the landlord. The estimated value of this guarantee at September 30, 2006 is $0.2 million.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Note 5—Visa Affiliates

Visa U.S.A., Visa Europe and Visa Canada are separately incorporated regional group members of Visa International. The results of their operations are not consolidated with those of the Company. The Company provides global brand management, global product enhancements, management of global system development and interoperability, and corporate support to all three group members. Compensation for these services is based on fees ratified by the Company’s Board of Directors. The Company is a party to numerous agreements with these Visa affiliates which allow each company to provide services to the other at negotiated fees. The Company earned total fees from these affiliates for the years ended September 30, 2006, 2005 and 2004 as follows:

	Years Ended September 30,
	2006	2005	2004
Service fees
Visa U.S.A.	$159,264	$168,455	$196,297
Visa Europe(1)	108,022	117,060	33,482
Visa Canada	14,225	15,066	16,212

Total service fees	$281,511	$300,581	$245,991

Data processing fees
Visa U.S.A.	$2,645	$2,392	$2,246
Visa Europe(1)	2,068	1,946	410
Visa Canada	196	181	149

Total data processing fees	$4,909	$4,519	$2,805

Total fees	$286,420	$305,100	$248,796

(1)	Fiscal 2004 reflects revenue for the three month period after the incorporation of the EU region on July 1, 2004.

Total fees from Visa U.S.A. represented 12.8%, 14.9% and 14.1% of Visa International’s total operating revenues for fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Other than Visa U.S.A., no other member accounted for more than 10% of Visa International’s total operating revenues during fiscal 2006, fiscal 2005 and fiscal 2004.

The Company has agreements with Inovant LLC, a majority-owned subsidiary of Visa U.S.A., for processing worldwide transactions and other services, primarily related to system development in support of Visa branded products and services. The Company also has agreements for services rendered by Visa U.S.A. and Visa Europe, primarily related to system development in support of Visa branded products and services at negotiated fees. Total expenses for these services, recorded as affiliates services on the consolidated statements of operations, were $212.1 million, $183.5 million and $245.5 million for the years ended September 30, 2006, 2005 and 2004, respectively. Included in affiliates services for fiscal 2005 is a reduction of expense totaling $12.3 million for a one-time pricing related settlement from Inovant LLC.

The Visa CEMEA region is a party to numerous agreements with Visa Europe which allow each entity to provide services to the other at negotiated fees. One such arrangement is related to the lease agreement for premises occupied by both Visa Europe and Visa CEMEA (refer to Note 4). In fiscal 2006, 2005 and 2004, Visa CEMEA paid Visa Europe $9.1 million, $9.1 million and $2.2 million, respectively, for premises and various other services.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Amounts due from and due to Visa affiliates are settled monthly. At September 30, 2006 and 2005, the Company had the following due from and due to Visa affiliates included in accounts receivable and accrued and other liabilities on the consolidated balance sheets:

	September 30,
	2006	2005
Due from Visa affiliates
Visa Europe	$7,263	$9,535
Visa Canada	—	107

Total due from Visa affiliates	$7,263	$9,642

Due to Visa affiliates
Visa U.S.A.	$4,956	$6,336
Inovant LLC	26,013	22,375
Visa Canada	810	—

Total due to Visa affiliates	$31,779	$28,711

In addition, at September 30, 2006 and 2005, other liabilities included an obligation to Visa U.S.A. for $20.0 million and $16.4 million, respectively, related to California income taxes.

The Company has an uncommitted credit facility with Visa U.S.A. whereby the Company or Visa U.S.A. may provide each other short-term financing with a maximum term of five business days. Neither the Company nor Visa U.S.A. has the obligation to lend to or to borrow from the other company. There were no outstanding balances as of September 30, 2006 or September 30, 2005 under this arrangement.

Note 6—Investments

Trading Assets and Deferred Compensation Liabilities

The Company maintains its trading assets portfolio to generate returns related to certain deferred executive compensation plans. Changes in the fair value of trading securities are included in non-operating income (expense), net, on the consolidated statements of operations. Changes in the fair value of the vested portion of the deferred compensation liabilities are recorded in personnel expenses on the consolidated statements of operations. The deferred compensation liabilities, included in accrued compensation and benefits, were $70.4 million and $67.5 million at September 30, 2006 and 2005, respectively.

The dividends, net realized gains and net unrealized gains from trading assets for the years ended September 30, 2006, 2005 and 2004 were as follows:

	Years Ended September 30,
	2006	2005	2004
Dividends	$3,220	$1,858	$960
Net realized gains	1,956	1,745	663
Net unrealized gains	989	2,251	973

Total	$6,165	$5,854	$2,596

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Available-for-Sale Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale securities at September 30, 2006 and 2005 were as follows:

	September 30, 2006
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Marketable equity securities	$—	$1,210	$—	$1,210

	September 30, 2005
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
U.S. agency debt securities	$8,100	$3	$—	$8,103
Marketable equity securities	—	1,164	—	1,164

Total	$8,100	$1,167	$—	$9,267

At September 30, 2005, available-for-sale investments in U.S. agency debt securities had maturities of greater than three months but less than one year.

For the year ended September 30, 2006, the realized gain recognized was not significant. There were $0.7 million and $1.4 million of realized gains recognized for the years ended September 30, 2005 and 2004, respectively. There were no realized losses recorded in any of the three years ended September 30, 2006, 2005 and 2004.

There were no investment securities in continuous gross unrealized loss positions for greater than twelve months at September 30, 2006, 2005 or 2004.

Other Investments

At September 30, 2006 and 2005, investments accounted for under the cost and equity methods were $68.6 million and $57.1 million, respectively. There have been no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments during the year ended September 30, 2006, and accordingly, an estimate of the fair value of any investment was not required.

At September 30, 2006 and 2005, investments accounted for under the equity method (“nonconsolidated affiliates”) were $47.3 million and $38.8 million, respectively. These investments include $22.0 million and $21.9 million of investments in real estate joint venture affiliates at September 30, 2006 and 2005, respectively, for which summarized financial information is provided in Note 9.

At September 30, 2006 and 2005, the Company holds a 16% ownership interest in Inovant LLC, a subsidiary of Visa U.S.A. The carrying value of the investment in Inovant LLC was $19.4 million and $11.6 million at September 30, 2006 and 2005, respectively. Equity earnings from the investment in Inovant LLC were $7.9 million, $9.1 million and $4.6 million for the years ended September 30, 2006, 2005 and 2004, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Summarized financial information of Inovant LLC was as follows:

Summarized Balance Sheets Data

	September 30,
	2006	2005
Current assets	$238,299	$177,233
Other assets	80,234	71,477

Total assets	$318,533	$248,710

Current liabilities	$156,525	$136,201
Other liabilities	39,941	41,555

Total liabilities	$196,466	$177,756

Summarized Statements of Operations Data

	For the years ended September 30,
	2006	2005	2004
Operating revenues	$860,683	$844,698	$761,626
Operating expenses	$809,052	$791,187	$717,423
Net income	$51,343	$54,983	$44,303

The Company periodically evaluates its cost and equity method investments for accounting treatment in accordance with FIN 46R, Consolidation of Variable Interest Entities. At September 30, 2006 and 2005, the Company had investments in three and four companies, respectively, that were identified as variable interest entities. The Company was not the primary beneficiary of any of these entities and as such no consolidation was required, although it did have a significant variable interest in one entity. This entity is involved in the development of processing services for smart cards in Egypt. The Company’s variable interests in this entity at September 30, 2006 consisted of an equity investment and a lease guarantee and were not material to the Company’s consolidated financial statements. During the six months ended March 31, 2007, the lease guarantee was terminated and this, together with other transactions and events, led to a reconsideration of the status of the entity with the conclusion that it no longer satisfied the criteria of a variable interest entity.

Note 7—Premises and Equipment, Net

Premises and equipment, net, at September 30, 2006 and 2005 consisted of the following:

	September 30,
	2006	2005
Land	$22,133	$22,133
Buildings	120,496	119,677
Furniture, fixtures and leasehold improvements	56,189	59,473
Computer equipment	73,900	79,392

Total premises and equipment	272,718	280,675
Less: accumulated depreciation	110,101	107,496

Premises and equipment, net	$162,617	$173,179

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Depreciation expense associated with premises and equipment was $24.6 million, $24.2 million and $37.7 million for the years ended September 30, 2006, 2005 and 2004, respectively.

Note 8—Intangible Assets, Net

Identifiable finite-lived intangible assets, net, at September 30, 2006 and 2005 consisted of the following:

	September 30, 2006
	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$88,764	$41,548	$47,216
Other	6,111	5,903	208

Total	$94,875	$47,451	$47,424

	September 30, 2005
	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$81,290	$28,433	$52,857
Other	5,911	5,840	71

Total	$87,201	$34,273	$52,928

Capitalized software includes both purchased and internally developed software.

Amortization expense associated with finite-lived intangible assets was $13.4 million, $8.7 million and $8.2 million for the years ended September 30, 2006, 2005 and 2004, respectively.

At September 30, 2006, estimated future amortization expense on finite-lived intangible assets was as follows:

Years Ending September 30,	Estimated Future Amortization Expense
2007	$20,577
2008	16,930
2009	9,774
2010	106
2011	37
Thereafter	—

Total	$47,424

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Note 9—Investments in Real Estate Joint Ventures

The Company and Visa U.S.A. invest in real estate joint ventures that own, develop, lease and operate certain facilities and properties used jointly by the Company, Visa U.S.A. and Inovant LLC. The following represents the Company’s investments in the joint ventures at September 30, 2006 and 2005:

	Ownership Percentage	September 30,
		2006	2005
Visa Resources	50.0%	$2,162	$2,016
Visa Land Management, Inc.	50.0%	367	352
Visa Land Management II, Inc.	50.0%	165	156
Visa Land Development I, L.P.	49.5%	10,673	10,012
Visa Land Development II, L.P.	49.5%	8,652	9,381

Total		$22,019	$21,917

Visa Resources, a California General Partnership, manages and invests in or leases premises and equipment used jointly by the Company, Visa U.S.A. and Inovant LLC. Visa Land Management, Inc. and Visa Land Management II, Inc. manage the interests of Visa Land Development I, L.P. (“VLD I”) and Visa Land Development II, L.P. (“VLD II”), respectively, in owned real estate. The Company also owns two buildings in the San Francisco Bay Area which are leased on a month-to-month basis to Visa Resources to manage as additional space for the Company, Visa U.S.A. and Inovant LLC. The total lease payments by Visa Resources to the Company for the years ended September 30, 2006, 2005 and 2004 were $15.0 million, $14.9 million and $15.2 million, respectively, and are included in non-operating income, net, on the consolidated statements of operations.

Summarized combined financial information of the real estate joint ventures was as follows:

Combined Balance Sheets

	September 30,
	2006	2005
Current assets	$14,422	$14,419
Premises and equipment, net	84,055	86,468
Other assets	1,176	1,093

Total assets	$99,653	$101,980

Current liabilities	$6,616	$5,632
Other liabilities	1,679	1,519
Debt	46,930	50,605
Equity	44,428	44,224

Total liabilities and equity	$99,653	$101,980

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Combined Statements of Operations

	Years Ended September 30,
	2006	2005	2004
Total revenues	$81,912	$84,327	$86,800
Total expenses	81,654	84,139	86,605

Income before taxes	$258	$188	$195

Current liabilities of the combined real estate joint ventures include $2.3 million and $1.5 million of amounts payable to the Company at September 30, 2006 and 2005, respectively, and are included in accounts receivable on the Company’s consolidated balance sheets.

The combined debt of VLD I and VLD II was $46.9 million and $50.6 million at September 30, 2006 and 2005, respectively. The two notes bear interest at 8.28% and 7.83% and mature in 2014 and 2015, respectively. Interest expense on the outstanding notes for the years ended September 30, 2006, 2005 and 2004 was $4.1 million, $4.4 million and $4.6 million, respectively.

The following table presents future debt payments:

Years Ending September 30,	Future Debt Payments
2007	$4,070
2008	4,410
2009	4,779
2010	5,178
2011	5,611
Thereafter	23,586

Total	47,634
Less: unamortized debt issuance & other costs	704

Total debt	$46,930

Visa Resources charges the combined costs of facilities, equipment and other shared services to the Company, Visa U.S.A. and Inovant LLC, based on an agreed-upon methodology. For the years ended September 30, 2006, 2005 and 2004, the Company was allocated $10.7 million, $12.4 million and $13.4 million of these expenses, respectively. These amounts are included in premises, equipment and software expense on the consolidated statement of operations, and represented 17.0%, 18.9% and 19.9% of total expenses allocated by Visa Resources for the years ended September 30, 2006, 2005 and 2004, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Visa Resources has commitments to non-Visa affiliates for operating leases relating to office facilities and equipment. At September 30, 2006, combined total future minimum lease payments under these non-cancelable operating leases with original terms of more than one year were as follows:

Years Ending September 30,	Future Minimum Lease Payments
2007	$3,442
2008	2,082
2009	2,071
2010	2,083
2011	2,120
Thereafter	177

Total lease commitments	$11,975

Note 10—Other Assets and Liabilities

Other Assets

Other assets at September 30, 2006 and 2005 consisted of the following:

	September 30,
	2006	2005
Cost and equity method investments	$27,100	$23,593
Investment in Inovant LLC (equity method)	19,436	11,568
Annuity contracts	2,914	1,319
Other	9,512	7,000

Total	$58,962	$43,480

Accrued and Other Liabilities

Accrued and other liabilities at September 30, 2006 and 2005 consisted of the following:

	September 30,
	2006	2005
Accrued marketing expenses and member incentives	$292,094	$137,898
Accrued operating expenses	48,088	35,996
Due to Visa affiliates	31,779	28,711
Settlement risk guarantee	150	300
Other	11,408	9,489

Total	$383,519	$212,394

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Other Liabilities

Other long-term liabilities at September 30, 2006 and 2005 consisted of the following:

	September 30,
	2006	2005
Employee benefits	$25,307	$23,634
Note payable to Visa U.S.A. related to California income taxes	20,013	16,384
Annuity contracts	2,926	1,319
Asset retirement obligations	2,114	1,558
Other	459	1,537

Total	$50,819	$44,432

Note 11—Non-Operating Income, Net

Non-operating income, net, for the years ended September 30, 2006, 2005 and 2004 consisted of the following:

	Years Ended September 30,
	2006	2005	2004
Interest income	$24,469	$14,120	$5,249
Interest expense	(5,162)	(7,545)	(11,096)
Dividend income	28,738	7,800	1,103
Equity in earnings of unconsolidated investments, impairment charges and other gains, net	9,666	5,437	798
Trading assets income	6,165	5,854	2,596
Losses on sale of assets	(371)	(83)	(1,011)
Real estate rental income	15,006	14,886	15,213

Total	$78,511	$40,469	$12,852

Note 12—Debt

U.S. Commercial Paper Program

The Company maintains a U.S. commercial paper program to support its working capital requirements and for general corporate purposes. This program allows the Company to issue up to $500.0 million of unsecured debt securities, with maturities up to 270 days from the date of issuance and at interest rates generally extended to companies with comparable credit ratings. As of September 30, 2006 and 2005, the Company had no outstanding obligations under this program.

Revolving Credit Facilities

The Company maintains certain revolving credit facilities. The participating lenders in these revolving credit facilities include certain of the Company’s members or affiliates of the Company’s members. These revolving credit facilities are maintained to provide liquidity in the event of settlement failures by the Company’s members, to back up the commercial paper program and, in the case of the three-year facility, for general corporate purposes.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

At September 30, 2006, the Company’s revolving credit facilities consisted of the following:

	Maximum Allowed Borrowing Under Credit Facility	Expiration Date
364-day facility	$1,200,000	October 2006
Three-year facility	$300,000	October 2007
Incremental facility	*	*

*	Under the terms of the 364-day credit agreement, Visa International may request up to three activations of an incremental facility up to a maximum principal amount of $500 million with a maximum expiration date in October 2006. Once activated, the incremental facility is a committed credit facility until the expiration date granted by the lenders. The incremental facility was not activated as of September 30, 2006.

Interest rates on the revolving credit facilities are determined at the option of the Company by either an alternative base rate or by a ratings-based pricing grid which uses the Company’s senior unsecured long-term debt rating as assigned by Standard & Poor’s and Moody’s Investors Service. Interest is assessed at various conventional reference rates plus applicable margins. Facility and other fees associated with the revolving credit facilities were in the aggregate $1.5 million, $2.1 million, and $1.6 million for the years ended September 30, 2006, 2005 and 2004, respectively.

The credit facilities contain certain covenants and events of default, including financial covenants related to consolidated accumulated net income and other indebtedness, both of which are calculated and reported quarterly. During the years ended September 30, 2006, 2005 and 2004, the Company was in compliance with all covenants with respect to the revolving credit facilities.

As of September 30, 2006 and 2005, there were no borrowings under the revolving credit facilities.

In October 2006, the Company extended the expiration date of the Company’s then existing $1.2 billion 364-day revolving credit facility to December 5, 2006. In November 2006, the Company entered into a new agreement (the “November 2006 agreement”) for a $1.45 billion 364-day revolving credit facility and a $500.0 million incremental facility, both with expiration dates in November 2007. The new credit facilities replaced the $1.2 billion credit facility. Under the terms of the November 2006 agreement, Visa International may request up to three activations of the incremental facility up to a maximum principal amount of $500 million with a maximum expiration date in November 2007. Once activated, the incremental facility is a committed credit facility until the expiration date granted by the lenders. The incremental facility was activated at inception in November 2006, and the commitments under the current incremental facility expire, and any loans thereunder mature, on June 15, 2007. Visa International may make two additional incremental facility activation requests until November 18, 2007.

Long-Term Debt

Long-term debt at September 30, 2006 and 2005 consisted of the following:

	September 30,
	2006	2005
Medium-term notes—maturing August 2009; fixed interest rate of 7.53%; payable semi-annually	$40,000	$40,000
Unamortized discount and debt issuance cost	(71)	(96)

Long-term debt	$39,929	$39,904

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The Company established a medium-term note program in 1992 to offer up to $250.0 million of unsecured private placement notes. The notes may be issued with maturities from nine months to thirty years at fixed or floating interest rates. No medium-term notes were issued in fiscal 2006 or 2005.

Interest expense on the outstanding notes for the years ended September 30, 2006, 2005 and 2004 was $3.0 million, $3.0 million and $3.2 million, respectively.

Note 13—Settlement Guarantee Management

Each member is responsible for settlement of transactions with other members. However, under the Company’s corporate bylaws, the Company indemnifies members for settlement loss suffered due to the failure of any other member to honor Visa cards and travelers cheques processed in accordance with its Operating Regulations.

Settlement losses are initially borne by the Company and may subsequently be recovered from the region where the member has its principal place of business. Annually, each region is responsible for losses up to $1.0 million plus 0.003% of its total volume for the fiscal year preceding the loss. Losses in excess of this amount are allocated among all regions in proportion to each region’s percentage of worldwide total volume. As a result, the Company receives a partial indemnification from its separately incorporated regional group members—Visa U.S.A., Visa Canada and Visa Europe—for worldwide losses in excess of the loss sharing allocation.

The Company’s indemnification with respect to members’ settlement losses creates settlement risk for the Company, due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of the indemnification are unlimited. Settlement risk is estimated using the average daily card volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. The Company’s worldwide maximum estimated settlement exposure, after consideration of the collateral amounts set forth below, amounted to approximately $45.0 billion and $40.0 billion at September 30, 2006 and 2005, respectively. No material loss related to settlement risk was incurred for the years ended September 30, 2006, 2005 and 2004.

To manage the settlement risk under this indemnification and the resulting risk to all members, a formalized set of credit standards has been approved by the Visa International Board of Directors. If a member fails to meet any of the credit standards, it is subject to risk control measures such as collateral or trust arrangements. The Company also provides protection to members and merchants who have incurred losses as a result of counterfeit travelers cheques. The Company retains insurance coverage for such losses in excess of $1.0 million to a maximum of $5.0 million.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Member Collateral

To reduce potential losses related to settlement risk, the Company requires certain members to post collateral in order to ensure their performance of settlement obligations arising from card and travelers cheque product clearings. The separately incorporated regional group members of the Company maintain similar collateral requirements for their members. The type of collateral is based on Board-approved standards that include cash equivalents, letters of credit, guarantees and securities. At September 30, 2006 and 2005, the Company held collateral for its members as follows:

	September 30,
	2006	2005
Cash equivalents	$276,513	$344,496
Letters of credit	384,249	271,470
Guarantees	387,390	419,776
Securities	2,000	2,000

Total collateral	$1,050,152	$1,037,742

Approximately $275.3 million and $288.8 million of cash equivalents are classified as both an asset and corresponding liability on the consolidated balance sheets at September 30, 2006 and 2005, respectively.

Settlement Risk Guarantee

The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for members and country exposures. The model is independently reviewed and updated on a periodic basis to capture recent characteristics of the membership, historical loss experience, and changes in Visa International’s global risk policies and procedures.

During 2005, the Company recorded a $44.6 million reduction in its settlement guarantee obligation with a corresponding reduction to expense as a result of management’s review of the loss model. Specifically, the historical loss factors utilized in the model were reduced as a result of the Company’s low loss history and sustained performance under its global risk policies and procedures. Furthermore, management concluded that it had experienced sufficient economic cycles, loss events and economic incidents to utilize the updated loss factors in its fair value determination, thereby resulting in the reduction in the fair value of the guarantee obligation. As of September 30, 2006 and 2005, the value of the settlement risk guarantee was $0.2 million and $0.3 million, respectively.

Note 14—Retirement and Other Employee Benefit Plans

Substantially all of the Company’s employees are covered by various contributory and noncontributory benefit plans. The major plans are described below.

United States Plans

The Company sponsors jointly with Visa U.S.A. a noncontributory defined benefit pension plan, which provides retirement benefits for substantially all of its employees in the United States. Pension plan expense was accrued as actuarially determined under the projected unit credit method. The benefits are based upon years of

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

service, age and the employee’s final three years of earnings or, in the case of employees hired after September 30, 2002, the employee’s final five years of earnings. The pension plan assets are invested in pooled and mutual funds. The Company uses a June 30th measurement date for pension and postretirement benefits. Information presented herein reflects this measurement date. The last actuarial valuation for this pension plan was made on June 30, 2006.

The Company made an amendment to its pension plan, effective November 1, 2003. The amendment limits the maximum leave period that may be taken into account for pension benefit purposes to twenty-four months in aggregate. This amendment did not have a material impact on the Company’s pension liability.

The Company also participates jointly with Visa U.S.A. in a postretirement plan that provides postretirement medical benefits to its retirees and dependent spouses in the United States who meet the minimum age and service requirements. Benefits are provided from the retirement date until the retiree reaches age sixty-five. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company’s contributions are funded on a current basis.

For the years ended September 30, 2006, 2005 and 2004, the Company made substantial excess pension plan payments and, as a result, was required to recognize its proportionate share of previously unrecognized losses through settlement accounting as defined in SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Company’s portion of pension plan payments and net settlement loss were recorded in personnel expenses on the consolidated statements of operations and are summarized below:

	Year Ended September 30,
	2006	2005	2004
Plan Payments
Total excess pension plan payments	$5,250	$11,362	$33,674
Visa International’s portion of excess pension plan payments	$1,479	$2,354	$11,527
Settlement Loss
Total excess pension plan net settlement loss	$3,108	$12,490	$37,502
Visa International’s portion of excess pension plan net settlement loss	$1,330	$3,546	$12,035

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status and amounts recognized in the financial statements related to the pension plan and the postretirement plan of Visa International and Visa U.S.A.:

	Measurement Date June 30,
	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Changes in Benefit Obligation
Benefit obligation—beginning of year	$714,968	$601,160	$67,125	$58,067
Service cost	74,025	62,369	6,755	6,027
Interest cost	41,164	40,902	3,621	3,919
Actuarial (gains) losses	(93,901)	80,216	(480)	1,948
Settlements	2,124	6,853	—	—
Benefit payments	(77,958)	(76,532)	(2,938)	(2,836)

Benefit obligation—end of year	$660,422	$714,968	$74,083	$67,125

Accumulated pension benefit obligation	$487,939	$451,135	$—	$—

Change in Plan Assets
Fair value of plan assets—beginning of year	$493,538	$416,138	$—	$—
Actual return on plan assets	39,257	27,968	—	—
Employer contributions	59,561	125,964	2,938	2,836
Benefit payments	(77,958)	(76,532)	(2,938)	(2,836)

Fair value of plan assets—end of year	$514,398	$493,538	$—	$—

Funded Status
Funded status—end of year	$(146,024)	$(221,430)	$(74,083)	$(67,125)
Unrecognized prior service cost	7,363	8,374	(16,321)	(20,980)
Unrecognized net actuarial loss	141,661	257,217	25,203	27,688
Employer contributions between measurement date and end of year	461	4,771	932	735

Net amounts recognized—end of year	$3,461	$48,932	$(64,269)	$(59,682)

Visa International’s portion of (accrued) prepaid benefit	$(720)	$10,828	$(13,444)	$(13,026)

Assumptions used, on a weighted-average basis, to develop the projected benefit obligation for the plans were as follows:

	Measurement Date June 30,
	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Discount rate	6.2%	5.3%	6.2%	5.0%
Rate of increase in compensation levels	5.5%	5.5%	—	—

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Net periodic pension and other postretirement cost for the plans included the following components:

	Pension Benefits			Postretirement Benefits
	Years Ended September 30,
	2006	2005	2004	2006	2005	2004
Service cost	$74,025	$62,369	$62,057	$6,755	$6,027	$5,759
Interest cost	41,164	40,902	35,937	3,621	3,919	3,249
Expected return on plan assets	(36,133)	(30,539)	(25,086)	—	—	—
Amortization of:
Prior service cost	1,011	1,011	1,011	(4,659)	(4,659)	(4,659)
Actuarial loss	17,317	11,197	12,879	1,804	1,851	1,878

Net periodic pension cost	97,384	84,940	86,798	7,521	7,138	6,227
Additional settlement charges	3,108	12,490	37,502	—	—	—

Total net benefit cost	$100,492	$97,430	$124,300	$7,521	$7,138	$6,227

Visa International’s portion of net periodic pension cost	$21,953	$20,267	$20,523	$1,367	$1,389	$1,195
Visa International’s portion of additional settlement charges	$1,330	$3,546	$12,035	$—	$—	$—

Assumptions used, on a weighted-average basis, to develop the net periodic pension and postretirement cost of the plans were as follows:

	Pension Benefits			Postretirement Benefits
	Years Ended September 30,
	2006	2005	2004	2006	2005	2004
Discount rate	5.3%	6.3%	6.0%	5.0%	6.3%	6.0%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	—	—	—
Rate of increase in compensation levels	5.5%	5.5%	5.5%	—	—	—

The expected rate of return on plan assets is primarily based on long-term historical risks and returns associated with each asset class within the portfolio. The expected return is weighted based on a target allocation and results in a long-term return rate of 7.5%.

The pension plan’s target and actual strategic asset allocations at September 30, 2006 and 2005 by asset category were as follows:

Asset Class	Target Allocation	Permissible Range		Actual Allocation
		Minimum	Maximum	2006	2005
Equity securities	65%	50%	80%	68%	68%
Fixed income securities	30%	25%	35%	30%	30%
Other	5%	—	7%	2%	2%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment management performance is benchmarked for each asset base. An independent

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

consultant assists the Company with investment manager selections and performance evaluations. Plan assets are broadly diversified to mitigate the risk of significant losses. The other asset category includes U.S. cash equivalents that are held to meet the liquidity needs of the plan.

The Company’s funding policy is to contribute, annually, an amount between the minimum required and the maximum deductible for U.S. federal income tax purposes. The following table presents the actual contributions made by the Company from its employer assets for fiscal 2006 and 2005 and the expected contributions for fiscal 2007 under its pension plan and postretirement plan:

	Pension Plan		Postretirement Plan
	Total Plan Contributions	Visa International’s Portion	Total Plan Contributions	Visa International’s Portion
Actual employer contributions
Fiscal 2006	$59,561	$12,398	$2,938	$951
Fiscal 2005	$125,964	$31,999	$2,836	$951
Expected employer contributions
Fiscal 2007	$51,000	$10,700	$3,700	$1,100

The following table presents estimated future benefit payments:

	Pension Plan		Postretirement Plan
	Total Payments	Visa International’s Portion	Total Payments	Visa International’s Portion
Expected benefit payments
2007	$55,800	$12,400	$3,700	$1,100
2008	$62,800	$12,600	$4,600	$1,300
2009	$71,000	$15,300	$5,500	$1,400
2010	$76,400	$15,000	$6,500	$1,600
2011	$83,800	$16,000	$7,300	$1,600
2012-2016	$488,400	$96,600	$47,700	$9,300

For the postretirement plan, the assumed annual rate of future increases in per capita cost of health benefits was 7.0% in 2006; the rate is assumed to decrease to 6.0% by 2007 and remain at that level thereafter. These trend rates reflect management’s and actuaries’ expectations of future rates. The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase or decrease in assumed health care cost trend rates would have had the following effects:

	Effects on Total Postretirement Plan	Visa International’s Portion
Increase of one percentage point in health care cost trend rate
Effect on total service and interest costs	$398	$72
Effect on postretirement benefit obligation	$1,121	$211

Decrease of one percentage point in health care cost trend rate
Effect on total service and interest costs	$(342)	$(62)
Effect on postretirement benefit obligation	$(987)	$(187)

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

United Kingdom (“UK”) Plans

The Company participates in various qualified and nonqualified defined benefit plans, which provide retirement and death benefits for the Company’s employees residing in the United Kingdom. Calculation of pension plan expense is similar to the United States plan. Regular plan benefits are determined based on years of service, age and the employee’s highest average eligible salary for any three consecutive years during the last ten years of employment. Pension plan assets are invested in pooled funds. The last formal actuarial valuation for this pension plan was made on October 1, 2004. The projected benefit obligation at September 30, 2006 was based on the October 1, 2004 actuarial valuation, adjusted to reflect assumptions based on market conditions as of September 30, 2006.

As a result of the Visa Europe incorporation in July 2004, the Visa UK pension plan was amended to segregate Visa Europe employees from Visa CEMEA employees. A Deed of Amendment (“Deed”) was filed on October 1, 2004. The Deed establishes two sections and defines how the membership within each section is determined as well as how the assets and liabilities are allocated between Visa Europe and the Company. Each section had a separate formal actuarial valuation effective October 1, 2004 to assess the value of the related liabilities and assets. The Deed allows the trustees to consider whether the current investment strategy for each section is appropriate and to make changes. This means that different strategies were in place for the two sections beginning in fiscal 2005.

In December 2004, the segregation of the UK pension plan between Visa Europe and Visa CEMEA was completed and a final assessment was made to allocate the assets and liabilities as of September 30, 2004. Accordingly, the fiscal 2006 and 2005 balances (included herein) reflect Visa CEMEA only.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The following tables provide an aggregate reconciliation of the benefit obligations, plan assets, funded status and amounts recognized in the accompanying consolidated financial statements related to the qualified and nonqualified retirement plans:

	September 30,
	2006	2005
Change in Benefit Obligation
Benefit obligation—beginning of year	$57,554	$46,193
Service cost	3,889	3,451
Interest cost	3,127	2,737
Amendments	—	750
Actuarial (gains) losses	(130)	6,214
Benefit payments	(362)	(301)
Foreign currency exchange rate gains (losses)	3,739	(1,490)

Benefit obligation—end of year	$67,817	$57,554

Accumulated pension benefit obligation	$51,697	$44,319

Change in Plan Assets
Fair value of plan assets—beginning of year	$38,793	$30,106
Actual return on plan assets	3,711	5,399
Employer contribution	4,271	4,577
Benefit payments	(362)	(301)
Foreign currency exchange rate gains (losses)	2,616	(988)

Fair value of plan assets—end of year	$49,029	$38,793

Funded Status
Funded status—end of year	$(18,788)	$(18,761)
Unrecognized prior service cost	16	73
Unrecognized actuarial loss, net	17,904	19,135

Net amounts recognized—end of year	$(868)	$447

Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$7,954	$8,190
Accrued benefit liability	(8,822)	(7,743)

Net amounts recognized—end of year	$(868)	$447

Assumptions used to develop the projected benefit obligation were as follows:

	September 30,
	2006	2005
Discount rate—qualified	5.0%	5.0%
Discount rate—nonqualified	5.0%	5.0%
Rate of increase in compensation levels—qualified	4.5%	4.5%
Rate of increase in compensation levels—nonqualified	5.5%	5.5%

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Net periodic pension cost included the following components:

	Years Ended September 30,
	2006	2005	2004
Service cost	$3,889	$3,451	$14,933
Interest cost	3,127	2,737	8,804
Expected return on plan assets	(2,736)	(2,449)	(9,422)
Amortization of:
Prior service cost	47	807	240
Actuarial loss	1,003	565	5,585
Lump sum risk premiums	326	332	509

Net periodic pension cost	$5,656	$5,443	$20,649

Visa CEMEA’s portion of net periodic pension cost	$5,656	$5,443	$6,032

Assumptions used to develop the net periodic pension cost were as follows:

	Years Ended September 30,
	2006	2005	2004
Discount rate—qualified	5.0%	5.5%	5.5%
Discount rate—nonqualified	5.0%	5.5%	5.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in compensation levels—qualified	4.5%	4.5%	4.0%
Rate of increase in compensation levels—nonqualified	5.5%	5.5%	5.0%

The expected rate of return on plan assets is primarily based on the long-term historical risks and returns associated with each asset class within the portfolio. The expected return is weighted based on a target allocation and results in a long-term return rate of 7.0%.

The pension plan’s weighted-average asset allocations at September 30, 2006 and 2005 by asset category were as follows:

Asset Class	Target Allocation	Target Allocation Range		Actual Allocation
		Minimum	Maximum	2006	2005
Equity securities	45%	40%	50%	54%	56%
Fixed income securities	45%	40%	50%	35%	36%
Other	10%	5%	15%	11%	8%

Total	100%			100%	100%

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. The goal of the trustee is to manage the asset classes so that they are within 5% of the target allocation. The target asset allocation is a long-term objective that the pension plan will achieve over the next several years. The investment subcommittee of the trustee reviews the asset allocation on a quarterly basis.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The Company’s funding policy is to contribute, annually, an amount between the minimum required and the maximum deductible for U.S. federal income tax purposes. The following table presents the actual benefit payments and contributions made by the Company from its employer assets for fiscal 2006 and 2005 and the expected contributions for fiscal 2007 under its pension plan:

Total Pension Plan Contributions
Actual employer contributions
Fiscal 2006	$4,271
Fiscal 2005	$4,577
Expected employer contributions
Fiscal 2007	$4,100

The following table presents estimated future benefit payments:

Pension Plan Payments(1)
Expected benefit payments
2007	$400
2008	$500
2009	$500
2010	$600
2011	$600
2012-2016	$4,200

(1)	Converted to U.S. dollars at the September 30, 2006 exchange rate.

Other Plans

The Company sponsors jointly with Visa U.S.A. the Visa Thrift Plan, a defined contribution plan which covers substantially all of its employees in the United States. Contributions to this plan are funded on a current basis, and the expenses are recognized in the period in which the related payroll expenses are incurred. Personnel expenses attributable to the Company’s employees under this plan were $6.2 million, $5.8 million and $6.7 million for the years ended September 30, 2006, 2005 and 2004, respectively.

Effective January 1, 2004, the Company made several amendments to its defined contribution plan. The Company reduced employer matching while increasing the maximum covered pay percentage of employee contributions. The Company eliminated the minimum service requirement for participation in the plan and accelerated the vesting period from five years to three years. Finally, the Company eliminated the credited service requirement for rehired employees.

The Company has a nonqualified excess thrift plan and other retirement plans for certain employees. Related costs recorded in personnel expenses were $0.2 million, $0.3 million and $0.5 million for the years ended September 30, 2006, 2005 and 2004, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Note 15—Income Taxes

The Company’s income before taxes for the years ended September 30, 2006, 2005 and 2004 consisted of the following components:

	Years Ended September 30,
	2006	2005	2004
U.S.	$32,883	$82,485	$42,388
Non-U.S.	66,074	59,585	25,319

Total income before taxes	$98,957	$142,070	$67,707

The Company’s income tax expense for the years ended September 30, 2006, 2005 and 2004 consisted of the following:

	Years Ended September 30,
	2006	2005	2004
Current
U.S. federal	$37,006	$45,969	$8,038
U.S. state and local	4,695	413	61
Non-U.S.	2,290	(4,178)	1,383

Total current tax expense	43,991	42,204	9,482

Deferred
U.S. federal	(10,344)	10,987	19,326
U.S. state and local	(463)	5,678	6,610
Non-U.S.	(3,982)	—	—

Total deferred tax (benefit) expense	(14,789)	16,665	25,936

Total income tax expense	$29,202	$58,869	$35,418

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The tax effect of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at September 30, 2006 and 2005 are presented below:

	September 30,
	2006	2005
Deferred Tax Assets
Deferred compensation	$27,521	$32,818
Retirement plans	14,362	12,050
Accrued expenses	12,549	3,320
Strategic investments	6,236	5,059
Foreign taxes	3,799	—
Other	9,840	6,520

Gross deferred tax assets	74,307	59,767
Valuation allowance	(575)	—

Total deferred tax assets	73,732	59,767

Deferred Tax Liabilities
Premises, equipment and software	(15,254)	(18,727)
Prepaid expenses	(5,284)	(2,797)
State taxes	(339)	(177)
Unrealized gains on investments	(528)	164

Total deferred tax liabilities	(21,405)	(21,537)

Net deferred tax asset	$52,327	$38,230

The increase in the net deferred tax assets of $14.1 million was due to various temporary differences including the computation of foreign deferred tax assets during 2006.

The valuation allowance of $0.6 million as of September 30, 2006 related to the California capital loss carryforwards. The California capital loss carryforward period is 5 years. As such, the capital loss carryforwards will expire during fiscal years ended September 30, 2007 through September 30, 2010. With the exception of the aforementioned, the Company’s gross deferred tax asset is appropriately stated at a level which management believes is more likely than not to be realized in the future, primarily from the generation of future taxable income.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The differences between the Company’s effective tax rate and the U.S. federal statutory rate, expressed as a percentage of income before taxes, for the years ended September 30, 2006, 2005 and 2004 were as follows:

	Years Ended September 30,
	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.8%	0.4%	6.2%
Effect of California ruling	(7.5)%	16.9%	—
Meals and entertainment	1.3%	0.7%	2.3%
Non-U.S. tax effect, net of federal benefit	1.2%	(3.1)%	6.6%
Reassessment of tax reserves	(9.8)%	(7.6)%	—
Strategic organizational costs	6.9%	—	2.2%
Other	(0.4)%	(0.9)%	—

Effective tax rate	29.5%	41.4%	52.3%

The difference in the effective tax rate between 2006 and 2005 results primarily from a favorable resolution of a portion of a California audit and the reassessment of federal tax reserves partially offset by certain non-deductible expenditures incurred in connection with various strategic organizational matters in 2006.

The difference in the effective tax rate between 2005 and 2004 results primarily from the expected resolution of a California audit relating to the application of a previously issued state ruling, foreign tax refunds received, and the favorable resolution of a federal income tax audit during 2005.

Income taxes payable of $10.2 million and $14.4 million were included in trade and accrued taxes payable on the Company’s consolidated balance sheets for the years ended September 30, 2006 and 2005, respectively.

Cumulative undistributed earnings of the Company’s international subsidiaries amounted to $7.1 million as of September 30, 2006, all of which are intended to be permanently reinvested. These earnings have been provided for in income tax expense as the distributions are deemed to have occurred under the U.S. tax code.

Note 16—Derivative Financial Instruments

The functional currency for Visa International is the U.S. dollar (“USD”). The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company’s policy is to enter into foreign exchange forward and option derivative instruments to manage the variability in expected future cash flows of certain foreign currency denominated revenues and expenses attributable to changes in foreign exchange rates. These derivative instruments are denominated in the foreign currency in which the exposures are denominated. All derivative instruments outstanding at September 30, 2006 and 2005 have maturities of less than 16 months and 23 months, respectively. The Company does not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes. All derivatives are recorded on the consolidated balance sheet at fair value in other current assets or accrued and other liabilities and the resulting gains or losses from changes in fair value are accounted for depending on whether the derivative is designated as either a cash flow or balance sheet hedge.

Cash Flow Hedges

The Company enters into forward and option contracts to hedge certain operational (“cash flow”) exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses denominated in currencies other than USD.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The effective portion of changes in the fair value of cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), net of taxes, on the consolidated balance sheets. When the forecasted transaction occurs and is recognized in earnings, the amount in other comprehensive income (loss), net related to that hedge is reclassified to operating revenue or expense. The balance accumulated in other comprehensive income (loss), net was not significant at September 30, 2006 and the Company expects to reclassify the entire amount to earnings during fiscal 2007 and 2008 due to the recognition in earnings of the hedged forecasted transactions.

During fiscal 2006, the Company changed its methodology for effectiveness testing and measurement from including to excluding time value. The excluded time value will be reported immediately in operating revenue or expenses depending on the underlying hedged item. For the year ended September 30, 2006, the amount recorded in earnings related to excluded time value was immaterial.

The Company assesses effectiveness prospectively using regression analysis and retrospectively using a dollar ratio test. Because time value is excluded from effectiveness, the effectiveness tests are performed on the foreign exchange forward and option contracts based on changes in the spot rate of the derivative instrument compared to changes in the spot rate of the forecasted hedged transaction. In the event there is recognized ineffectiveness or the underlying forecasted transaction does not occur within the designated hedge period or it becomes remote that the forecasted transaction will occur, the related gains and losses on the cash flow hedges are reclassified from accumulated other comprehensive income (loss), net on the consolidated balance sheets to other expense on the consolidated statement of operations at that time. For the year ended September 30, 2006, there were no gains or losses recognized in other expense due to measurable ineffectiveness, failure of an effectiveness assessment or the discontinuance of cash flow hedge accounting.

Balance Sheet Hedges

The Company uses forward rate contracts to economically hedge certain non-functional currency liabilities to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These forward contracts are not designated for hedge accounting. The change in fair value of these derivatives is recorded in other expense and offsets the change in fair value of the underlying foreign currency denominated assets and liabilities.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The following table provides information about the Company’s foreign currency forward contracts at September 30, 2006 and 2005:

	Estimated Fair Value at September 30, 2006
	USD Notional	Gain (Loss)	Average Rate
Cash Flow Hedges
Forward Contracts
Buy British pound	$50,569	$(389)	1.8825

Balance Sheet Hedges
Forward Contracts
Buy British pound	$3,973	$132	1.8062

	Estimated Fair Value at September 30, 2005
	USD Notional	Gain (Loss)	Average Rate
Cash Flow Hedges
Forward Contracts
Buy British pound	$71,885	$(1,938)	1.8149
Buy euro	$3,509	$(45)	1.2313

Balance Sheet Hedges
Forward Contracts
Buy British pound	$3,159	$61	1.7303

The Company’s derivative financial instruments are subject to both credit and market risk. Credit risk is the risk of loss due to failure of a counterparty to perform its obligations in accordance with contractual terms. Market risk is the potential change in an investment’s value caused by fluctuations in interest and currency exchange rates, credit spreads or other variables. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be material. Notwithstanding the Company’s efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks (as a result of an offset by the underlying cash flow being hedged) related to derivative instruments were not considered significant at September 30, 2006 and 2005.

Note 17—Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as reported on the consolidated balance sheets:

Cash and cash equivalents, settlement due from and due to members, accounts receivable, other current assets, member collateral, trade payables, and accrued and other liabilities—The carrying amounts approximate fair value due to the short period of time to maturity.

Investments classified as available-for-sale, trading assets and foreign currency forward contracts—The fair value is based on quoted market prices.

Debt—The fair value is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of the Company’s debt was $39.9 million at September 30, 2006 and 2005. The estimated fair value of the Company’s debt was $42.4 million and $43.2 million at September 30, 2006 and 2005, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Note 18—Concentration of Credit Risk

The Company extends credit to its affiliated and non-affiliated members. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company’s overall credit risk. The Company performs ongoing credit evaluations of its customers. At September 30, 2006 and 2005, the Company had receivables from Visa Europe that represented approximately 12.2% and 16.4% of total accounts receivable, net, respectively. No other customer accounted for more than 10% of the Company’s total accounts receivable, net, at September 30, 2006 or 2005.

The Company also has significant concentration risk related to its guarantees on potential uncollateralized member settlement losses. Refer to Note 13 for additional discussion.

Cash and cash equivalents and available-for-sale investments included short-term investments in debt securities consisting of high credit-quality instruments. The Company has policies and procedures that limit the amount of credit exposure in any one financial institution or type of investment instrument.

Note 19—Commitments and Contingencies

Commitments

The Company’s future minimum payments on non-cancelable leases and marketing and other agreements, excluding payments to Visa Resources, at September 30, 2006 were as follows:

Years Ending September 30,	Leases	Marketing and Other	Total
2007	$16,481	$81,977	$98,458
2008	8,496	32,122	40,618
2009	4,551	27,849	32,400
2010	3,001	20,804	23,805
2011	2,659	19,151	21,810
Thereafter	29,790	21,001	50,791

Total	$64,978	$202,904	$267,882

The Company leases certain premises and equipment throughout the world under non-cancelable operating and capital leases with varying expiration dates. The Company’s rent expense on operating leases, excluding rents paid to Visa Resources (refer to Note 9), was $19.9 million, $20.6 million and $32.3 million for the years ended September 30, 2006, 2005 and 2004, respectively. The Company has one capital lease for equipment. The net present value of minimum lease payments on the capital lease approximates book value. Imputed interest expense and accrued interest for the capital lease are not considered material.

In March 2006, the Company entered into an eight-year agreement to sponsor the Federation Internationale de Football Association (FIFA) World Cup, commencing in January 2007. On December 6, 2006, a trial court in New York granted MasterCard Incorporated (MasterCard) injunctive relief against FIFA, with the effect of awarding the FIFA sponsorship contemplated in the Visa-FIFA agreement to MasterCard instead. FIFA has appealed the court’s decision, which appeal is currently pending. Until this MasterCard-FIFA litigation is finally resolved or the Company otherwise resolves the matter as between itself and FIFA, the Company’s rights and obligations under the Visa-FIFA agreement are not certain. The contractual payments under the agreement total $180.0 million over the eight-year term of the agreement and are payable in annual installments. The payment which was due in January 2007 has been temporarily delayed by agreement with FIFA. No related payments are included in the table above. Visa may realize financial and other remedies from FIFA in the event that FIFA is unable to perform under the Visa sponsorship agreement as a result of the MasterCard litigation.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The Company leases premises in which, at the expiration of the lease, the Company will incur certain restoration costs such as the cost to remove leasehold improvements. The Company also owns certain computer equipment for which disposal costs will be incurred upon retirement. The carrying amounts of these asset retirement obligations were $2.7 million and $1.8 million as of September 30, 2006 and 2005, respectively. Activities related to the asset retirement obligations during the years ended September 30, 2006, 2005 and 2004 were as follows:

	Years Ended September 30,
	2006	2005	2004
Changes in Asset Retirement Obligations
Asset retirement obligations—beginning of year	$1,766	$1,582	$5,410
Obligations incurred	1,022	291	15
Accretion expense	66	32	254
Retirements	(132)	(139)	(81)
Transferred to Visa Europe	—	—	(4,016)

Asset retirement obligations—end of year	$2,722	$1,766	$1,582
Less: current portion	608	208	302

Non-current asset retirement obligations	$2,114	$1,558	$1,280

Contingencies

The Company has incentive agreements with members and other organizations for various programs designed to increase card issuance and acceptance, build payments volume and increase other Visa branded transactions. These incentives are earned by members based on their performance over the term of the incentive agreement, which may range from one to seven years, and are recognized as a reduction of revenue in the same period as the related revenues are earned, based on management’s estimate of the members’ performance as compared to the terms of the incentive agreement. Excluding anticipated revenue to be earned from higher payments and transaction volumes in connection with these agreements, the expected reduction of future earnings in the next seven years resulting from these agreements is estimated to be a maximum of $426.5 million as of September 30, 2006.

Note 20—Legal Matters

Visa International is a party to various legal and regulatory proceedings. These proceedings involve complex claims that are subject to substantial uncertainties and unspecified damages, and the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, Visa International has not established reserves for these legal and regulatory proceedings. In addition, under Visa International’s membership agreement with Visa U.S.A. and Visa International’s operating regulations, Visa International believes it is indemnified against losses with respect to certain legal and regulatory proceedings pertaining to U.S. operations. If Visa International is not successful in its defense of any of these legal and regulatory proceedings, or if Visa U.S.A. does not meet its indemnification obligations or does not have adequate financial resources to fully indemnify Visa International, the Company could incur judgments or fines or enter into settlement of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Rule 2.10(e) Litigation

American Express/Discover

On October 4, 2004, Discover Financial Services, Inc. (Discover) filed an action against Visa U.S.A., Visa International, and MasterCard Incorporated (MasterCard) in United States District Court for the Southern District of New York. On November 15, 2004, American Express Travel Related Services Company, Inc. (American Express) filed a similar action in the same court against Visa U.S.A., Visa International, MasterCard, and certain of their member financial institutions. Both complaints seek treble damages and injunctive relief under Sections 1 and 2 of the Sherman Act, asserting that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP) prevented banks from issuing payment cards on the American Express and Discover networks. Discover also contends that Visa’s “Honor All Cards” rule reinforced the anticompetitive effects of bylaw 2.10(e).

Both lawsuits have been assigned to the district court judge who presided in United States v. Visa (the DOJ Case), in which the Department of Justice challenged bylaw 2.10(e) and the CPP. In the DOJ Case, the court in 2001 enjoined Visa and MasterCard from enacting, enforcing, or maintaining any bylaw, rule, policy, or practice that prohibits members from issuing general purpose or debit cards on any other general purpose card network. In accordance with this court order, Visa U.S.A. repealed bylaw 2.10(e). The court has deferred ruling on whether, or to what extent, it will give collateral estoppel effect in the American Express and Discover cases to factual findings made in the DOJ Case.

The defendants moved to dismiss certain claims in the American Express and Discover cases. In the fall of 2005, the court granted MasterCard and Visa International’s motions to dismiss Discover’s attempted monopolization and monopolization claims against them, because Discover did not allege that either MasterCard or Visa International individually had sufficient market share to maintain these claims. The court denied Visa U.S.A.’s analogous motion, however, finding that Discover had alleged sufficient market share as to Visa U.S.A. The court also denied Visa and MasterCard’s motions to dismiss the plaintiffs’ debit card claims, ruling that the plaintiffs had properly alleged a debit card market. Visa’s motion to dismiss American Express’s exclusive-dealing claim was also denied.

At a hearing on April 25, 2007, the District Court for the Southern District of New York set a trial date of September 9, 2008 for both the American Express and Discover cases. The court also established deadlines and procedures for motions practice and expert discovery.

On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to names of the plaintiffs.

Attridge

On December 8, 2004, a purported consumer class action was filed against Visa U.S.A., Visa International, and MasterCard in California state court (Attridge). The complaint asserted claims under California’s Cartwright Act and Unfair Competition Law, based in part on Visa’s former bylaw 2.10(e). According to the complaint, Visa violated California’s unfair competition law by barring members from issuing American Express and other competing cards. Plaintiff further alleged that this action reduced competition at the card and network level and increased the price of general purpose card network services, resulting in less valuable products at higher prices than would have prevailed in a competitive market. Plaintiff seeks restitution, injunctive relief, interest and attorneys’ fees. In May 2006, the court dismissed the Cartwright Act claim. On October 4, 2006, the court approved a plan for initial discovery, which is now proceeding. No trial date has been set.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Interchange Litigation

Multidistrict Litigation Proceedings

In fiscal 2005 and 2006, approximately fifty lawsuits—most of which were asserted as purported class actions—were filed on behalf of merchants who accept payment cards against Visa U.S.A., Visa International, MasterCard, and other defendants. Plaintiffs allege that defendants violated federal and state antitrust laws by setting interchange rates (among other claims, as described below). The suits seek treble damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief.

On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order establishing a Multidistrict Litigation (MDL) in the Eastern District of New York. The Honorable John H. Gleeson was assigned to coordinate pretrial proceedings in the cases transferred to the MDL. On April 24, 2006, a consolidated amended class action complaint was filed, which supersedes the class action complaints filed previously. One additional class action was filed after the date of the consolidated class complaint; it has been conditionally transferred to MDL 1720 but has not yet been made part of the consolidated class. Visa U.S.A. is a defendant in the consolidated class action complaint and nine additional complaints filed on behalf of individual plaintiffs.

The consolidated class action complaint alleges that the setting of interchange violates Section 1 of the Sherman Act; that Visa’s “no surcharge” rule and other alleged Visa rules violate Section 1 of the Sherman Act; and that the rules and interchange together constitute monopolization, violating Section 2 of the Sherman Act and California’s Cartwright Act. The consolidated class action complaint further asserts that Visa ties “Payment Guarantee Services” and “Network Processing Services” to “Payment Card System Services” and engages in exclusive dealing, both in violation of Section 1 of the Sherman Act, and that offline debit interchange violates Section 1 of the Sherman Act and California’s Cartwright Act.

The individual complaints include similar claims and also allege that Visa impermissibly ties services for “Premium Credit Cards” to services for other Visa branded payment cards.

On June 9, 2006, Visa answered the consolidated class action complaint and moved to dismiss in part, or strike, claims for pre-January 1, 2004 damages. The parties are currently engaged in document production, written discovery, and non-substantive depositions. No trial date has been set.

Retailers’ Litigation

“Indirect Purchaser” Actions

Forty so-called “indirect purchaser” actions have been filed against Visa and MasterCard in nineteen states and the District of Columbia. In these actions, the plaintiffs purport to represent classes of residents of one or more states who purchased goods at merchants that accepted Visa- or MasterCard-branded payment cards. They claim to have paid higher prices as a result of the purported “tying” and other alleged anti-competitive conduct. The plaintiffs assert claims under state antitrust statutes, state consumer protection statutes, and common law. Visa International is named as a defendant in only six of the cases, all filed in California, asserting claims against Visa International under the Cartwright Act and Section 17200 of the California Business and Professions Code.

In the California cases, consolidated before the Superior Court for the State of California in the City and County of San Francisco, Visa filed a motion for judgment on the pleadings based on California Proposition 64, which limits a plaintiff’s standing to bring claims under Section 17200. After oral argument, the court denied Visa’s motion on March 6, 2007. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Currency Conversion Litigation

State Litigation

In February 2000, an action (Schwartz) was filed in the Superior Court for the State of California in Alameda County against Visa International, Visa U.S.A. and MasterCard International under California Business and Professions Code Section 17200. The complaint sought injunctive relief and restitution in connection with Visa’s and MasterCard’s practice of charging United States issuers a 1% “currency conversion fee” on certain credit transactions made in a foreign currency.

In May 2004, a case against Visa International, Visa U.S.A. Inc. and MasterCard International (Shrieve) was filed in the California State Court for Alameda County alleging claims similar to Schwartz, but related to the 1% “currency conversion fee” imposed on foreign debit card transactions by U.S. cardholders.

In December 2004, a consumer class action complaint (Baker) was filed in the San Diego County Superior Court for the State of California against Visa International and Visa U.S.A. The complaint challenges the disclosure of the rates used by Visa to convert currency for foreign transactions. Plaintiffs sought restitution and injunctive relief. In January 2006, plaintiffs amended their complaint to add additional claims and expand the proposed class to include all cardholders, worldwide, for whom Visa has converted currencies.

In February 2005, a consumer class action complaint (Mattingly) was filed in the Superior Court for the State of California against Visa International and Visa U.S.A. for failure to disclose the 1% “currency conversion fee” when a U.S. cardholder purchased goods or services in a foreign currency after October 2002.

Federal Multidistrict Litigation (MDL)

More than seventeen federal purported class action lawsuits filed in Philadelphia, New York, Chicago and San Francisco against Visa International, Visa U.S.A., MasterCard and various member banks were consolidated into a single suit before Federal District Court for the Southern District of New York, alleging that the defendants’ respective currency conversion processes violated federal antitrust statutes and that the bank- defendants’ disclosures to cardholders violated the requirements of the federal Truth in Lending Act (TILA) and Regulation Z.

Currency Conversion Settlement

On July 20, 2006, the parties executed a settlement agreement to resolve all federal MDL and state claims, including those on appeal. Under the agreement, the defendants collectively will pay $336.0 million to create a settlement fund to pay monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa’s portion of the settlement fund is $100.1 million. Visa and MasterCard will pay an additional $32.0 million to resolve the claims in the Schwartz matter; Visa’s share is $18.6 million. The settlement agreement also includes provisions relating to disclosures on billing statements and other documents. The settlement is not expected to have a material impact on Visa International’s financial position or results of operations. The settlement agreement has been preliminarily approved by the United States District Court for the Southern District of New York.

Parke Litigation

On June 27, 2005, a purported merchant and consumer class action was filed in California state court against Visa International, Visa U.S.A., MasterCard, Merrick Bank, and CardSystems Solutions, Inc. (Parke). The

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

complaint alleges that Visa’s failure to inform cardholders of a security breach at CardSystems Solutions, Inc. in a timely manner constitutes an unlawful and/or unfair business practice under California’s Unfair Competition Law and violates California privacy law. The court denied the plaintiffs’ application for a temporary restraining order, except with respect to the defendants’ retention of affected account-identifying information, and for a preliminary injunction. In September 2005, the court dismissed the claims brought by the merchants, and on November 18, 2005, the defendants answered the remaining claims.

CardSystems Solutions, Inc. filed for bankruptcy in United States District Court for the District of Arizona in May 2006. The Parke plaintiffs removed the case to United States District Court for the Northern District of California on August 10, 2006 and then sought to transfer the case to federal court in Arizona. Visa and MasterCard moved for remand to state court. On October 11, 2006, the court granted the defendants’ motion for remand and denied the plaintiffs’ motion to transfer the case.

Morgan Stanley Dean Witter/Discover

This action was filed in May 2000 before the EU Commission in Brussels. Morgan Stanley Dean Witter (“MSDW”), the issuer of the Discover card, challenged Visa International bylaw 2.12(b) which excludes competitor organizations from membership in Visa as anti-competitive. In July 2004, Visa International filed a reply explaining inter alia that the bylaw is pro-competitive and enhances intersystem competition. In August 2004, the Commission issued a Statement of Objections alleging that Visa International’s implementation of the rule caused a restriction of competition in the acquiring market in the UK. Visa provided its written response in December 2004. In April 2005, MSDW announced its intention to spin off the Discover card business, and in May 2005, Visa International made further submissions to the Commission in light of the impact of that event on the basis of the Commission’s case. MSDW later suggested that it may not spin off the Discover card business.

In October 2006, a settlement agreement was reached between MSDW and Visa International. This provides for the withdrawal by MSDW of the complaint to the EU Commission.

ATM Exchange Litigation

On November 14, 2005, ATM Exchange sued Visa U.S.A. and Visa International in United States District Court for the District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation and fraudulent misrepresentation, alleging that Visa’s “deferment” of a deadline for meeting heightened ATM data encryption testing and approval standards harmed the plaintiff by reducing demand for its ATM upgrade solution.

The parties have engaged in written discovery, party and third-party depositions, and expert discovery. Visa U.S.A. and Visa International anticipate filing dispositive motions in the case by June 29, 2007. Trial is tentatively scheduled for September 2007.

Intellectual Property Litigation

Safeclick

An Iowa company called Safeclick LLC (“Safeclick”) filed suit against Visa International and Visa U.S.A. Inc. in the United States District Court for the Northern District of California on December 30, 2003. Safeclick alleged that the “Verified by Visa” program, which authenticates the identity of a cardholder in an on-line transaction, infringes two claims of Safeclick’s “Electronic Transaction Security System” patent. Safeclick sought damages under a royalty theory, as well as injunctive relief.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

On December 14, 2005, the Court granted the defendants’ Motion for Summary Judgment. On January 11, 2006, plaintiff filed a notice of appeal with the Court of Appeals for the Federal Circuit challenging the grant of Summary Judgment.

On October 23, 2006, the Court of Appeals denied plaintiff’s motion and ruled that the District Court had properly granted the defendants’ Motion for Summary Judgment. On November 2, 2006, the parties entered into an agreement to allow this judgment to become final without seeking any further amendment or appeal thus terminating the plaintiff’s case.

Starpay

On May 8, 2003, Starpay and VIMachine sued Visa U.S.A. and Visa International in United States District Court for the Northern District of Texas, claiming that Visa used information provided to it by Starpay in 2000 to create Verified by Visa (“VbV”) and to file a Visa patent application on the technology underlying VbV. Two claims are asserted: infringement of VIMachine’s patent and misappropriation of Starpay’s trade secrets. In February 2006, each party filed objections to the Magistrate Judge’s recommendation on claims construction. Once the court rules on those objections and finalizes the claims construction, a case schedule will be set for the remainder of discovery and trial.

Cryptography Research, Inc.

In September of 2004, Cryptography Research, Inc. (“CRI”) filed a lawsuit against Visa International in U.S. District Court in California alleging breach of contract, misrepresentation and patent infringement. The lawsuit arises from a 1998 license agreement between CRI and Visa International pursuant to which Visa International received the right to sublicense certain CRI technology for use in smart cards. After the license agreement was terminated, CRI claimed that Visa International was obligated to pay per-card royalties on certain smart cards. In addition, CRI has alleged that Visa International has infringed certain patents claimed by CRI. Discovery in this matter is currently ongoing. A patent claims construction hearing was held on November 8 and 9, 2005. On October 19, 2006, the parties received the first of the eight pending claims construction orders. Fact discovery is ongoing.

On December 11, 2006, CRI filed a motion for leave to file a second amended complaint adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California Unfair Competition laws. The court granted this motion on March 20, 2007 and the Second Amended Complaint was filed on March 22, 2007. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” mark by Visa in the Venezuelan market of food vouchers.

In December 2006, Vale Canjeable Ticketven, C.A., also filed a claim with the Fourth Commercial Court of First Instance of Caracas alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting that the Court: (i) declare the plaintiff is the only authorized user of the expression “Vale” in the Venezuelan market of food vouchers; (ii) prohibit the defendants from using the

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

expression “Vale” in the Venezuelan market of food vouchers; and (iii) order the defendants to pay financial damages and legal costs. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas asking them to revoke the preliminary injunction. The Court’s decision on this motion is pending.

Note 21—Operating Segments

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), establishes standards for reporting information about operating segments. This standard requires segmentation based on the Company’s internal organization and reporting of revenue and operating profit. The Company’s Chief Executive Officer is identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS 131. The Company is primarily structured in geographical segments, and the CODM reviews consolidated financial information related to revenues and operating profit for each of the following three geographic segments: 1) Visa AP, 2) Visa LAC, and 3) Visa CEMEA. The CODM also reviews financial information for the headquarters division, Visa Worldwide Services (“VWS”). Visa AP, Visa LAC and Visa CEMEA provide products and services to their member financial institutions and generate service fees, international service revenues, data processing fees and other revenues. VWS earns service fees by charging cost-based fees to all Visa regions (including separately incorporated regions) based primarily on payments volume. In addition, VWS earns international service revenue from foreign currency exchange activities in connection with the settlement of multi-currency transactions. Non-operating income (expense), net, primarily relates to interest and dividend income from investments, real estate rental income and equity in earnings from unconsolidated subsidiaries, offset by interest expense on the Company’s borrowed funds at VWS.

The reports reviewed by the CODM are based on the Company’s internal management reporting process. The presentation of information in the Company’s management reports differs from U.S. generally accepted accounting principles (“U.S. GAAP”) primarily due to intercompany allocations and differences in reporting classifications.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

The following table provides operating segment information as reviewed by the CODM and is reconciled to the consolidated U.S. GAAP financial statements for the years ended September 30, 2006, 2005 and 2004:

	Visa AP	Visa LAC	Visa CEMEA	Visa EU(1)	VWS	Reclassifications	Consolidated Total
Year ended September 30, 2006
Total operating revenues	$478,875	$225,548	$189,332	$—	$426,710	$(57,910)	$1,262,555
Total operating expenses	430,434	261,096	184,036	—	414,006	(47,463)	1,242,109
Operating income (loss)	48,441	(35,548)	5,296	—	12,704	(10,447)	20,446
Non-operating income, net	10,322	36,669	894	—	20,179	10,447	78,511
Income before provision for income taxes	58,763	1,121	6,190	—	32,883	—	98,957
Depreciation and amortization expenses	7,444	3,986	9,126	—	17,489	—	38,045
Equity earnings from unconsolidated subsidiaries	2,459	2,832	608	—	3,229	—	9,128
Total assets	152,036	157,103	164,013	—	1,539,387	—	2,012,539
Capital expenditures	11,308	2,429	2,452	—	6,241	—	22,430

Year ended September 30, 2005
Total operating revenues	402,808	209,696	156,654	—	440,014	(61,742)	1,147,430
Total operating expenses	401,918	178,469	148,709	—	364,050	(47,317)	1,045,829
Operating income	890	31,227	7,945	—	75,964	(14,425)	101,601
Non-operating income, net	6,707	12,624	192	—	6,521	14,425	40,469
Income before provision for income taxes	7,597	43,851	8,137	—	82,485	—	142,070
Depreciation and amortization expenses	7,377	4,521	6,983	—	14,105	—	32,986
Equity earnings (losses) from unconsolidated subsidiaries	2,824	2,999	(40)	—	(30)	—	5,753
Total assets	156,845	145,725	161,092	—	1,304,294	—	1,767,956
Capital expenditures	10,335	1,968	1,954	—	10,030	—	24,287

Year ended September 30, 2004
Total operating revenues	369,097	189,339	149,750	386,631	478,981	(162,009)	1,411,789
Total operating expenses	360,098	186,060	145,869	379,891	438,664	(153,648)	1,356,934
Operating income	8,999	3,279	3,881	6,740	40,317	(8,361)	54,855
Non-operating income (expense), net	3,366	3,656	(125)	(4,477)	2,071	8,361	12,852
Income before provision for income taxes	12,365	6,935	3,756	2,263	42,388	—	67,707
Depreciation and amortization expenses	9,357	5,026	3,768	15,521	12,189	—	45,861
Equity earnings (losses) from unconsolidated subsidiaries	2,284	2,604	(179)	—	(1,594)	—	3,115
Total assets	162,004	125,582	152,764	—	1,348,832	—	1,789,182
Capital expenditures	5,339	2,722	19,643	—	16,474	—	44,178

(1)	The EU region column includes the nine-month period ended June 30, 2004 prior to the EU region’s incorporation.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Amounts in the Reclassifications column of the above table consist of the following:

	Years Ending September 30,
	2006			2005			2004
	Operating Revenue	Operating Expense	Non- operating income	Operating Revenue	Operating Expense	Non- operating income	Operating Revenue	Operating Expense	Non- operating income
Fees allocated by VWS to Visa AP, Visa LAC, Visa CEMEA and Visa Europe(1)	$(59,400)	$(59,400)	$—	$(57,700)	$(57,700)	$—	$(165,400)	$(165,400)	$—
Classification of facilities income and expense	1,394	10,000	8,606	1,414	9,600	8,186	1,687	9,900	8,213
Other revenue, expense and non-operating income classifications	96	1,937	1,841	(5,456)	783	6,239	1,704	1,852	148

Total	$(57,910)	$(47,463)	$10,447	$(61,742)	$(47,317)	$14,425	$(162,009)	$(153,648)	$8,361

(1)	Fiscal 2004 reflects fees of Visa Europe for the nine-month period ended June 30, 2004 prior to the EU region’s incorporation.

The Company’s operations, including revenues, expenses and long-lived assets, are managed on a regional basis and are not tracked by country. The determination of revenues and long-lived assets attributable to specific countries is not practicable and is therefore not disclosed.

Note 22—Related Parties

Visa U.S.A., Visa Europe, and Visa Canada are group members of the Company and have representation on the Company’s Board of Directors. Refer to Note 5 for information regarding transactions with these Visa affiliates.

The Company’s primary customers include member financial institutions that are also owners of the Company. Certain member financial institutions have representation on the Company’s Board of Directors, and members also have representation on the regional Boards of Directors of Visa AP, Visa LAC, and Visa CEMEA. The Company generated total operating revenues of approximately $377.8 million, $332.9 million and $316.2 million from these members for the years ended September 30, 2006, 2005 and 2004, respectively. The Company incurred operating expenses of $14.6 million, $11.2 million and $12.9 million for services provided by these members for the years ended September 30, 2006, 2005 and 2004, respectively. The Company incurred non-operating expenses of $0.8 million, $1.1 million and $1.0 million from these members for the years ended September 30, 2006, 2005 and 2004, respectively. The members owed the Company approximately $16.6 million and $12.8 million as of September 30, 2006 and 2005, respectively. Including amounts accrued under member incentives, the Company owed these members approximately $153.3 million and $44.0 million as of September 30, 2006 and 2005, respectively. Fees paid for services provided by members of the Boards of Directors, including expense reimbursements for attendance at board of directors meetings, totaled $5.7 million, $3.4 million and $3.2 million for the years ended September 30, 2006, 2005 and 2004, respectively.

The Company has ownership interests in entities that transact business with the Company. The Company considers an entity to be a related party if the Company’s ownership interest in the entity exceeds 10% of the total ownership of the entity or if the investment is accounted for under the equity method of accounting. Excluding transactions with Inovant (refer to Note 5) and the real estate joint venture affiliates (refer to Note 9),

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

the Company generated total operating revenues of approximately $26.8 million, $17.1 million and $8.0 million from these entities for the years ended September 30, 2006, 2005 and 2004, respectively. The Company incurred operating expenses of $2.2 million, $0.8 million and $0.5 million for services provided by these entities for the years ended September 30, 2006, 2005 and 2004. The Company received dividends from these entities of $28.2 million, $7.3 million and $0.6 million for the years ended September 30, 2006, 2005 and 2004, respectively. These entities owed the Company approximately $0.4 million and $0.2 million as of September 30, 2006 and 2005, respectively. Including amounts accrued under member incentives, the Company owed these members approximately $2.7 million and $0.2 million as of September 30, 2006 and 2005, respectively.

The Company also maintains banking relationships and has credit facilities (refer to Note 12) with members that have representation on the Company’s Board of Directors and regional Boards of Directors.

Note 23—Mandatorily Redeemable Preferred Stock

At September 30, 2004, the Company maintained a 90% voting-right interest in Visa Human Resources Service (“VHRS”), a subsidiary of Visa International, which administered certain employee benefit plans and arrangements of the Company. The 10% preferred stock interest held by external parties was valued at $7.0 million, representing 7 shares at $1.0 million per share, and the preferred stock provided for cumulative dividends at a per annum rate of 7.5%, payable quarterly. During fiscal 2005, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and accounted for this obligation accordingly. In September 2005, VHRS reached an agreement with the holders of the preferred stock for early redemption of the outstanding shares for $8.2 million, which included a prepayment premium of $1.2 million. The premium paid was included in non-operating income (expense), net, on the consolidated statements of operations.

Note 24—Subsequent Events

Proposed Restructuring

In October 2006, Visa International and its separately incorporated regional group members (together, “Visa”) announced the intention to restructure Visa in order to create a new global corporation called Visa Inc. The restructuring and related activities are subject to approval by Visa members and review by regulatory authorities. It is anticipated that Visa Inc. will be created through a series of mergers involving Visa Canada, Visa U.S.A. and Visa International. Visa Europe will remain a membership association, owned and governed by its European member banks, and become a licensee of Visa Inc. Visa Europe will have a minority ownership interest in Visa Inc. The reorganization will result in a new stock corporation owned by former members of Visa International, Visa U.S.A. and Visa Canada. As a part of the restructuring, the board of Visa Inc. will be comprised of a majority of independent directors.

Resignation of Former Visa International President and Chief Executive Officer

In November 2006, Visa International’s President and Chief Executive Officer, Christopher Rodrigues, resigned to pursue other interests. The board of directors appointed the Company’s chief financial officer as the President and Chief Executive Officer.

Appointment of Chairman and Chief Executive Officer of the Board of Directors of Visa Inc.

On February 12, 2007, Joseph W. Saunders was named the designated Executive Chairman of the Board of Directors of Visa Inc. and, on May 15, 2007, the Designated Chairman and Chief Executive Officer of Visa Inc.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except as noted)

Before the formation of Visa Inc., Mr. Saunders began fulfilling the responsibilities of these positions as a designated appointee of Visa Inc. and officially assumed the title of Chairman of the board of directors and Chief Executive Officer upon the formation of Visa Inc.

Commitments and Contingencies

In March 2006, the Company entered into an eight-year agreement to sponsor the Federation Internationale de Football Association (FIFA) World Cup, commencing in January 2007. On December 6, 2006, a trial court in New York granted MasterCard injunctive relief against FIFA, with the effect of awarding the FIFA sponsorship contemplated in the Visa-FIFA agreement to MasterCard instead. The impact of this matter on the Company is further described in Note 19.

Schedule II

Visa International and Subsidiaries

Valuation and Qualifying Accounts

Accounts Receivable Allowances	Balance at Beginning of year	Additions Charged (Credited) to Expenses	Deductions(1)	Balance at End of Year
For the years ended September 30:
2006	$2,155	$829	$(303)	$2,681
2005	$3,006	$(578)	$(273)	$2,155
2004	$905	$2,136	$(35)	$3,006

(1)	Deductions represent uncollectible accounts written off.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—Unaudited

	June 30, 2007	September 30, 2006
	(In thousands)
Assets
Cash and cash equivalents	$848,712	$705,806
Trading assets	99,679	80,964
Investment securities, available-for-sale	1,029	1,210
Settlement due from members	523,260	459,998
Accounts receivable, net of allowances of $476 and $2,681 at June 30, 2007 and September 30, 2006, respectively	102,530	59,538
Member collateral	332,306	275,278
Prepaid expenses and other current assets	85,664	64,926
Current portion of deferred income taxes, net	35,167	36,501

Total current assets	2,028,347	1,684,221
Premises and equipment, net	152,882	162,617
Investments in real estate joint ventures	24,687	22,019
Intangibles, net	34,759	47,424
Long-term deferred income taxes, net	13,617	15,826
Other assets	86,259	80,432

Total assets	$2,340,551	$2,012,539

Liabilities and Members’ Equity
Trade and accrued taxes payable	$57,642	$59,446
Settlement due to members	547,207	444,416
Member collateral	332,306	275,278
Accrued compensation and benefits	179,108	152,852
Accrued and other liabilities	290,339	383,519

Total current liabilities	1,406,602	1,315,511
Long-term debt	39,948	39,929
Other liabilities	54,064	50,819

Total liabilities	1,500,614	1,406,259
Commitments and contingencies—refer to Note 13
Members’ Equity
Accumulated net income	840,621	605,415
Accumulated other comprehensive (loss) income	(684)	865

Total members’ equity	839,937	606,280

Total liabilities and members’ equity	$2,340,551	$2,012,539

See accompanying notes to consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—Unaudited

	Nine Months Ended June 30,
	2007	2006
	(In thousands)
Operating Revenues
Service fees	$695,124	$582,436
International service revenues	439,660	309,830
Data processing fees	228,102	183,392
Member incentives	(142,884)	(194,604)
Other revenues	137,391	92,189

Total operating revenues	1,357,393	973,243

Operating Expenses
Personnel	286,187	233,342
Affiliates services	150,119	148,162
Premises, equipment and software	79,950	73,153
Communications	26,976	24,535
Professional and consulting services	147,793	69,023
Advertising and promotion	247,105	211,446
Travel and meetings	42,006	43,319
Other expenses	38,157	37,318

Total operating expenses	1,018,293	840,298

Operating income	339,100	132,945
Non-operating income, net	71,653	45,505

Income before provision for income taxes	410,753	178,450
Provision for income taxes	175,547	93,921

Net income	$235,206	$84,529

See accompanying notes to consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY—Unaudited

	Accumulated Net Income	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity
	(In thousands)
Balance at September 30, 2005	$535,660	$(214)	$535,446
Net income	84,529	—	84,529
Other comprehensive income, net of tax	—	713	713

Balance at June 30, 2006	$620,189	$499	$620,688

Balance at September 30, 2006	$605,415	$865	$606,280
Net income	235,206	—	235,206
Other comprehensive loss, net of tax	—	(1,549)	(1,549)

Balance at June 30, 2007	$840,621	$(684)	$839,937

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—Unaudited

	Nine Months Ended June 30,
	2007	2006
	(In thousands)
Net Income	$235,206	$84,529

Other comprehensive (loss) income, net of tax:
Investment securities, available for sale:
Net unrealized losses	(164)	(544)
Income tax effect	56	207
Reclassification adjustment for net realized gains	—	(3)
Income tax effect	—	1
Derivative instruments:
Net unrealized (losses) gains	(6,687)	1,447
Income tax effect	2,675	(550)
Reclassification adjustment for net realized losses	4,300	250
Income tax effect	(1,729)	(95)

Other comprehensive (loss) income, net of tax	(1,549)	713

Comprehensive Income	$233,657	$85,242

See accompanying notes to consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—Unaudited

	Nine Months Ended June 30,
	2007	2006
	(In thousands)
Operating Activities
Net income	$235,206	$84,529
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	31,678	25,888
Gain on sale of assets to Visa Europe	(7,943)	—
Gains on sales of non-marketable securities	(6,437)	(236)
Deferred income taxes	4,563	(9,232)
Equity in earnings of unconsolidated investments, net of distributions	(4,369)	(6,762)
Impairment of equity-method investment	2,412	—
Other	228	20
Change in operating assets and liabilities:
Settlement due from members	(63,262)	(13,826)
Accounts receivable	(35,049)	(7,602)
Trading assets	(18,715)	(13,317)
Prepaid and other assets	(27,252)	(16,505)
Trade and accrued taxes payable	(1,804)	41,642
Settlement due to members	102,791	39,978
Accrued compensation and benefits	26,256	(18,365)
Accrued and other liabilities	(89,935)	80,768

Net cash provided by operating activities	148,368	186,980

Investing Activities
Investment securities, available-for-sale:
Purchases	—	(23,498)
Proceeds from maturities and sales	—	31,930
Purchases of premises, equipment and software	(9,738)	(11,036)
Proceeds from sale of premises and equipment	124	286
Investment in real estate joint ventures	(1,000)	(1,040)
Distribution from real estate joint ventures	—	1,040
Purchases of non-marketable securities	(5,037)	(4,097)
Proceeds from sale of non-marketable securities	10,189	3,248

Net cash used in investing activities	(5,462)	(3,167)

Financing Activities
Proceeds from short-term borrowings	292,124	1,094,146
Payments on short-term borrowings	(292,124)	(1,094,146)

Net cash used in financing activities	—	—

Increase in cash and cash equivalents	142,906	183,813
Cash and cash equivalents at beginning of period	705,806	476,964

Cash and cash equivalents at end of period	$848,712	$660,777

Supplemental Disclosure of Cash Flow Information
Income taxes paid, net of refunds	$142,685	$33,216
Interest paid	$1,549	$2,186

See accompanying notes to consolidated financial statements.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited

(In thousands, except as noted)

Note 1—Organization

Visa International Service Association (hereafter referred to as “Visa International” or the “Company”) is a nonstock, nonassessable Delaware membership corporation. The primary business of Visa International is to operate, enhance and support a global payments system. Visa International’s primary customers are its member financial institutions participating in this system (collectively, the “members”). Worldwide policy is administered by the Company’s Board of Directors. The Company has established regional Boards of Directors for its Asia Pacific (“Visa AP”) region, Central and Eastern Europe, Middle East and Africa (“Visa CEMEA”) region and Latin America and Caribbean (“Visa LAC”) region. The regional Boards govern such matters as regional policy, development of new services, admission of new members, establishment of regional fees, authorization of expenditures and adoption of regional regulations. Visa U.S.A. Inc. (“Visa U.S.A.”), Visa Europe Limited (“Visa Europe”) and Visa Canada Association (“Visa Canada”) are separately incorporated regional group members (“incorporated regions”) of the Company and each is represented by its own Board of Directors.

The Company’s consolidated financial statements presented in this report do not include the results of Visa U.S.A., Visa Europe and Visa Canada.

In October 2006, Visa International and its separately incorporated regional group members (together, “Visa”) announced the intention to restructure Visa in order to create a new global corporation called Visa Inc. On June 15, 2007, the boards of directors of Visa International, Visa U.S.A., Visa Canada and Visa Europe approved a global restructuring agreement that contemplates a series of transactions by which Visa International, Visa U.S.A., Visa Canada and Inovant LLC (“Inovant”), a majority-owned subsidiary of Visa U.S.A, will become subsidiaries of Visa Inc. The global restructuring agreement contemplates that Visa Europe will not become a subsidiary of Visa Inc., will become a stockholder of Visa Inc. and will enter into a series of contractual relationships that will govern its relationship with Visa Inc. The restructuring and related activities are subject to member approval and review by regulatory authorities. As a part of the restructuring, the board of directors of Visa Inc. will be comprised of a majority of independent directors. In October 2007, the restructuring contemplated by the global restructuring agreement was completed.

In February 2007, Visa International hired Joseph W. Saunders as the designated Executive Chairman of the Board of Directors of Visa Inc. On May 15, 2007, he was designated as the Chairman and Chief Executive Officer of Visa Inc. and officially began serving in this capacity upon the formation of Visa Inc. in May 2007.

Note 2—Basis of Presentation

The accompanying unaudited interim consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect all adjustments, consisting primarily of normal recurring items, necessary for a fair presentation of the Company’s results for the interim periods presented.

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts in these financial statements and accompanying notes. Such estimates include valuation of investments, pension costs, member and marketing incentives, contingencies, guarantees and indemnifications, and deferred tax assets. Actual results could differ materially from these estimates and assumptions.

These consolidated financial statements include the accounts of Visa International and its subsidiaries after elimination of intercompany accounts and transactions. Certain information and footnote disclosures normally included in the annual financial statements have been condensed or omitted. The results of operations for the

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

current interim period are not necessarily indicative of the results that may be expected for the current fiscal year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in its Annual Report for the fiscal year ended September 30, 2006.

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Note 3—Visa Affiliates

Visa U.S.A., Visa Europe and Visa Canada are separately incorporated regional group members of Visa International. The results of their operations are not consolidated with those of the Company. The Company provides global brand management, global product enhancements, management of global system development and interoperability, and corporate support to the separately incorporated regional group members. Compensation for these services is based on fees ratified by the Company’s Board of Directors. The Company is a party to numerous agreements with these Visa affiliates which allow each company to provide services to the other at negotiated fees. The Company earned total fees from these affiliates for the nine months ended June 30, 2007 and 2006 as follows:

	Nine Months Ended June 30,
	2007	2006
Service fees
Visa U.S.A.	$129,680	$129,231
Visa Europe	83,009	88,978
Visa Canada	12,047	11,609

Total service fees	$224,736	$229,818

Data processing fees
Visa U.S.A.	$2,112	$1,908
Visa Europe	1,657	1,535
Visa Canada	163	145

Total data processing fees	$3,932	$3,588

Total fees	$228,668	$233,406

Total fees from Visa U.S.A. represented 9.7% and 13.5% of total operating revenues for the nine months ended June 30, 2007 and 2006, respectively. No member accounted for more than 10% of total operating revenue during the nine months ended June 30, 2007, and, other than Visa U.S.A., no member accounted for more than 10% of total operating revenue during the nine months ended June 30, 2006.

Visa International has agreements with Inovant for processing worldwide transactions and other services, primarily related to system development in support of Visa branded products and services. The Company also has agreements for services rendered by Visa U.S.A. and Visa Europe, primarily related to system development in support of Visa branded products and services at negotiated fees. Total expenses for these services, recorded as affiliates services on the consolidated statements of operations, were $150.1 million and $148.2 million for the nine months ended June 30, 2007 and 2006, respectively.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Visa CEMEA is a party to numerous agreements with Visa Europe which allow each entity to provide services to the other at negotiated fees, including the allocation of costs for office premises, which are shared by Visa CEMEA and Visa Europe. Total expenses for premises and various other services provided by Visa Europe were $5.5 million and $6.9 million for the nine months ended June 30, 2007 and 2006, respectively.

The Company and Visa U.S.A. invest in real estate joint ventures that own, develop, lease and operate certain facilities and properties used jointly by the Company, Visa U.S.A. and Inovant. One of these entities, Visa Resources, allocated $8.1 million and $8.6 million of premises and equipment expense to the Company during the nine months ended June 30, 2007 and 2006, respectively. Visa Resources also manages two buildings owned by the Company. The Company received rental income of $11.0 million and $11.1 million from Visa Resources for the nine months ended June 30, 2007 and 2006, respectively, which is included in non-operating income, net, on the consolidated statements of operations.

Amounts due from and due to Visa affiliates are settled monthly. At June 30, 2007 and September 30, 2006, the Company had the following receivables from and payables to Visa affiliates included in accounts receivable and accrued and other liabilities, respectively, on the consolidated balance sheets:

	June 30, 2007	September 30, 2006
Due from Visa affiliates
Visa Europe	$17,884	$7,263
Real Estate Joint Venture	1,659	2,319

Total due from Visa affiliates	$19,543	$9,582

Due to Visa affiliates
Visa U.S.A.	$5,029	$4,956
Inovant LLC	18,030	26,013
Visa Europe	71	—
Visa Canada	58	810

Total due to Visa affiliates	$23,188	$31,779

In addition, at June 30, 2007 and September 30, 2006, other liabilities includes an obligation to Visa U.S.A. for $20.0 million related to California income taxes.

In April 2007, member banks in two countries migrated from Visa CEMEA to Visa Europe following the admittance of the two countries into the European Union. In connection with the transfer of these members to Visa Europe, the Company entered into an asset transfer agreement with Visa Europe, and assets related to the Company’s operations in the two countries were sold to Visa Europe for a purchase price of $8.0 million. The $8.0 million purchase price is included in amounts due from Visa Europe at June 30, 2007 and was recorded as non-operating income during the nine months ended June 30, 2007, net of the costs of the assets transferred. The assets transferred consisted primarily of intangible assets which had no carrying value on the Company’s consolidated balance sheet and also included premises and equipment with a carrying value of $0.1 million.

The Company has an uncommitted credit facility with Visa U.S.A. whereby the Company or Visa U.S.A. may provide each other short-term financing with a maximum term of five business days. Neither the Company nor Visa U.S.A. has the obligation to lend to or to borrow from the other company. There were no outstanding balances as of June 30, 2007 or September 30, 2006 under this arrangement.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

In October 2001, Visa International entered into a twenty-year lease agreement for premises to be occupied by the EU region and Visa CEMEA. On July 1, 2004, upon the incorporation of the EU region as Visa Europe Services, Inc. (“VESI”), a wholly-owned subsidiary of Visa Europe, the entire lease was assigned to VESI with Visa International acting as a guarantor to the landlord as required by United Kingdom property law under the existing lease. In the event of a default by VESI, Visa International is obligated to make lease payments. The base rent commitment is £7.5 million each year or $15.1 million in U.S. dollars (based on the June 30, 2007 exchange rate). Rent is allocated based on the square footage occupied by the tenants and was 81.1% for VESI and 18.9% for Visa CEMEA at June 30, 2007. VESI has agreed to reimburse Visa International for any liabilities that may arise under Visa International’s guarantee to the landlord. Since the inception of this arrangement, Visa International has not made any payments under this guarantee. The estimated value of this guarantee was $0.2 million at June 30, 2007 and September 30, 2006.

Note 4—Investments

Trading Assets and Deferred Compensation Liabilities

The Company maintains its trading assets portfolio to generate returns related to certain deferred executive compensation plans. Changes in the fair value of trading securities are included in non-operating income, net, on the consolidated statements of operations. Changes in the fair value of the vested portion of the deferred compensation liabilities are recorded in personnel expense on the consolidated statements of operations. The vested portion of deferred compensation liabilities, included in accrued compensation and benefits, was $76.1 million and $70.4 million at June 30, 2007 and September 30, 2006, respectively.

The dividends, net realized gains and net unrealized gains from trading assets for the nine months ended June 30, 2007 and 2006 were as follows:

	Nine Months Ended June 30,
	2007	2006
Dividends	$2,417	$1,873
Net realized gains	1,304	1,438
Net unrealized gains	6,412	683

Total	$10,133	$3,994

Other Investments

At June 30, 2007 and September 30, 2006, other investments accounted for under the cost and equity methods were $72.9 million and $68.6 million, respectively. The Company evaluates cost and equity method investments for possible impairment when events or changes in circumstances indicate that there may have been a significant adverse change in the fair value of an investment. During the nine months ended June 30, 2007, one equity method investment was determined to be other-than-temporarily impaired, resulting in an impairment charge of $2.4 million, which is included in non-operating income, net, on the consolidated statements of operations. The fair value of the investment was estimated using a discounted cash flow methodology.

The Company periodically evaluates its cost and equity method investments for accounting treatment in accordance with Financial Accounting Standard Board Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities. At September 30, 2006, Visa International had investments in three companies that were identified as variable interest entities. Visa International was not the primary beneficiary of any of these

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

entities and as such no consolidation was required, although it did have a significant variable interest in one entity. This entity is involved in the development of processing services for smart cards in Egypt. Visa International’s variable interests in this entity at September 30, 2006 consisted of an equity investment and a lease guarantee and were not material to Visa International’s consolidated financial statements. During the nine months ended June 30, 2007, the lease guarantee was terminated and this, together with other transactions and events, led to a reconsideration of the nature and status of the entity with the conclusion that it no longer satisfied the criteria of a variable interest entity.

Note 5—Intangible Assets, Net

Identifiable finite-lived intangible assets at June 30, 2007 and September 30, 2006 consisted of the following:

June 30, 2007	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$91,217	$57,185	$34,032
Other	6,711	5,984	727

Total	$97,928	$63,169	$34,759

September 30, 2006	Gross Amount	Accumulated Amortization	Net Amount
Capitalized software	$88,764	$41,548	$47,216
Other	6,111	5,903	208

Total	$94,875	$47,451	$47,424

Capitalized software includes both purchased and internally developed software.

Amortization expense associated with finite-lived intangible assets was $16.1 million and $7.4 million for the nine months ended June 30, 2007 and 2006, respectively.

At June 30, 2007, estimated future amortization expense for finite-lived intangible assets was as follows:

Fiscal Years Ending September 30,	Estimated Future Amortization Expense
2007 (remaining three months)	$4,828
2008	17,372
2009	10,924
2010	906
2011	679
2012	50

Total	$34,759

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Note 6—Other Assets and Liabilities

Other Assets

Other assets at June 30, 2007 and September 30, 2006 consisted of the following:

	June 30, 2007	September 30, 2006
Cost and equity method investments	$25,924	$27,100
Member incentives	25,485	21,470
Investment in Inovant LLC (equity method)	22,313	19,436
Annuity contracts	2,844	2,914
Other	9,693	9,512

Total	$86,259	$80,432

During the current period, the Company undertook an analysis of capitalized member incentive payments and classified $25.5 million of member incentives as other assets at June 30, 2007 based on a forecast of the amortization of the capitalized amounts. Also, as a result of this analysis, the Company reclassified $21.5 million of member incentives as of September 30, 2006 from prepaid and other current assets to other assets.

Accrued and Other Liabilities

Accrued and other liabilities at June 30, 2007 and September 30, 2006 consisted of the following:

	June 30, 2007	September 30, 2006
Accrued marketing expenses and member incentives	$152,917	$292,094
Accrued operating expenses	78,983	48,088
Deferred revenues	24,743	2,180
Payables to Visa affiliates	23,188	31,779
Settlement risk guarantee	213	150
Other	10,295	9,228

Total	$290,339	$383,519

Other Liabilities

Other long-term liabilities at June 30, 2007 and September 30, 2006 consisted of the following:

	June 30, 2007	September 30, 2006
Employee benefits	$27,317	$25,307
Note payable to Visa U.S.A. related to California income taxes	20,013	20,013
Annuity contracts	2,845	2,926
Asset retirement obligations	2,364	2,114
Other	1,525	459

Total	$54,064	$50,819

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Note 7—Non-Operating Income, Net

Non-operating income, net, for the nine months ended June 30, 2007 and 2006 consisted of the following:

	Nine Months Ended June 30,
	2007	2006
Interest income	$23,173	$16,364
Interest expense	(5,086)	(4,489)
Dividend income	16,275	13,176
Real estate rental income	11,001	11,081
Trading asset income	10,133	3,994
Gain on sale of assets to Visa Europe, net	7,943	—
Gains on sale of cost-method investments	6,437	240
Equity in earnings of unconsolidated investments, net	4,524	5,407
Impairment of equity-method investment	(2,412)	—
Losses on sale of assets	(335)	(268)

Total	$71,653	$45,505

Note 8—Debt

Revolving Credit Facilities

The Company maintains certain revolving credit facilities. The participating lenders in these revolving credit facilities include certain of the Company’s members or affiliates of the Company’s members. These revolving credit facilities are maintained to provide liquidity in the event of settlement failures by the Company’s members, to back up the commercial paper program and, in the case of the three-year facility, for general corporate purposes.

As of June 30, 2007 and September 30, 2006, there were no borrowings under the revolving credit facilities.

The revolving credit facilities consisted of the following at June 30, 2007:

	Maximum Allowed Borrowing Under Credit Facility	Expiration Date
Three-year facility	$300,000	October 2007
364-day facility	$1,450,000	November 2007
Incremental facility	$500,000	November 2007*

*	Under the terms of the 364-day credit agreement, Visa International may request up to three activations of an incremental facility up to a maximum principal amount of $500.0 million with a maximum expiration date of November 19, 2007. Once activated, the incremental facility is a committed credit facility until the expiration date granted by the lenders. On June 15, 2007, the incremental facility was activated for the maximum principal amount of $500.0 million with a maturity date of November 19, 2007. As of June 30, 2007, Visa International may make one additional incremental facility activation request until November 18, 2007.

Interest rates on the revolving credit facilities are determined at the option of the Company by either an alternative base rate or a ratings-based pricing grid which uses the Company’s senior unsecured long-term debt rating as assigned by Standard & Poor’s and Moody’s Investors Service. Interest is assessed at various conventional reference rates plus applicable margins.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

The revolving credit facilities contain certain covenants and events of default, including financial covenants related to consolidated accumulated net income and other indebtedness, both of which are calculated and reported quarterly. The Company was in compliance with all covenants at June 30, 2007 and September 30, 2006 with respect to the revolving credit facilities.

Note 9—Settlement Guarantee Management

Each member is responsible for settlement of transactions with other members. However, under the Company’s corporate bylaws, the Company indemnifies members for settlement loss suffered due to failure of any other member to honor Visa cards and travelers cheques processed in accordance with the operating regulations.

This indemnification creates settlement risk for the Company due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of the indemnification are unlimited. Settlement risk is estimated using the average daily card volumes during the quarter multiplied by the estimated number of days to settle, and the total balance for outstanding travelers cheques. The Company’s estimated settlement exposure, after consideration of the collateral amounts set forth below, amounted to $49.5 billion and $45.0 billion at June 30, 2007 and September 30, 2006, respectively. No material loss related to settlement risk was incurred for the nine months ended June 30, 2007 and June 30, 2006.

To manage the settlement risk under this indemnification and the resulting risk to all members, a formalized set of credit standards has been approved by the Visa International Board of Directors. If a member fails to meet any of the credit standards, it is subject to risk control measures such as collateral or trust arrangements. The Company also provides protection to members and merchants who have incurred losses as a result of counterfeit travelers cheques. The Company retains insurance coverage for such losses in excess of $1.0 million to a maximum of $5.0 million.

Under the Company’s bylaws and operating regulations, settlement losses are initially borne by the Company. Annually, each region is responsible for losses incurred by the region up to $1 million plus 0.003% of its total volume for the fiscal year preceding the loss. Losses in excess of this amount are allocated among all regions in proportion to each region’s percentage of worldwide total volume. The members with their principal place of business in a given region or operating within that region shall be financially responsible for losses incurred by their respective region, after the annual re-allocation described above.

Member Collateral

To reduce potential losses related to settlement risk, the Company requires certain members that do not meet the Company’s credit standards to post collateral in order to ensure their performance of settlement obligations arising from card and travelers cheque product clearings. The separately incorporated regional group members of the Company maintain similar collateral requirements for their members. The type of collateral is based on Board-approved standards that include cash equivalents, letters of credit, guarantees and securities. At June 30, 2007 and September 30, 2006, the Company held collateral as follows:

	June 30, 2007	September 30, 2006
Cash equivalents	$332,506	$276,513
Letters of credit	536,152	384,249
Guarantees	447,864	387,390
Securities	11,075	2,000

Total collateral	$1,327,597	$1,050,152

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Approximately $332.3 million and $275.3 million of cash equivalents are classified as both an asset and corresponding liability on the consolidated balance sheets at June 30, 2007 and September 30, 2006, respectively.

Settlement Risk Guarantee

The fair value of the settlement risk guarantee is estimated using a proprietary model. Key inputs to the model include statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for members and country exposures. The model is independently reviewed and updated on a periodic basis to capture recent characteristics of the membership, historical loss experience, and changes in Visa International’s global risk policies and procedures. As of June 30, 2007 and September 30, 2006, the value of the settlement risk guarantee was $0.2 million. Changes in the value of the settlement risk guarantee are included in other expenses on the consolidated statements of operations.

Note 10—Pension

United States Plans

The Company sponsors jointly with Visa U.S.A. a noncontributory defined benefit pension plan and a postretirement plan, which provide retirement benefits for substantially all of its employees in the United States.

Net periodic pension cost for the nine months ended June 30, 2007 and 2006 included the following components:

	Pension Benefits		Postretirement Benefits
	Nine Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006
Service cost	$46,833	$55,519	$4,185	$5,067
Interest cost	32,505	30,873	3,597	2,716
Expected return on plan assets	(27,423)	(27,100)	—	—
Amortization of:
Prior service cost	759	758	(3,495)	(3,494)
Actuarial loss	6,339	12,988	1,632	1,353

Net periodic pension cost	59,013	73,038	5,919	5,642
Additional settlement charges	—	2,995	—	—

Total net benefit cost	$59,013	$76,033	$5,919	$5,642

Visa International’s portion of net periodic pension cost	$12,312	$16,465	$1,059	$1,025
Visa International’s portion of additional settlement charge	$—	$1,268	$—	$—

The following table presents the actual contributions made by the Company from its employer assets for the nine months ended June 30, 2007 and the expected contributions for fiscal 2007 under its pension plan and postretirement plan:

	Pension Plan		Postretirement Plan
	Total Contributions	Visa International’s Portion	Total Contributions	Visa International’s Portion
Actual Employer Contributions
Nine months ended June 30, 2007	$752	$240	$2,796	$837
Expected Employer Contributions
Fiscal 2007	$51,000	$10,700	$3,700	$1,100

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

In connection with excess pension plan obligations settled during the nine months ended June 30, 2006, the plan recognized previously unrecognized net losses. These settlement losses were recorded in personnel expense on the consolidated statements of operations. Total excess pension plan payments and net settlement losses for the nine months ended June 30, 2006 were $4.5 million and $3.0 million, of which Visa International’s portion was $1.1 million and $1.3 million, respectively. There were no pension plan settlement losses during the nine months ended June 30, 2007.

United Kingdom Plans

The Company participates in various qualified and nonqualified defined benefit plans, which provide retirement and death benefits for the Company’s employees residing in the United Kingdom.

Net periodic pension cost for the nine months ended June 30, 2007 and 2006 included the following components:

	Nine Months Ended June 30,
	2007	2006
Service cost	$3,325	$2,820
Interest cost	2,829	2,346
Expected return on plan assets	(2,644)	(2,023)
Amortization of:
Prior service cost	15	41
Actuarial loss	939	813
Lump sum risk premiums	269	288

Net periodic pension cost	$4,733	$4,285

For the nine months ended June 30, 2007, the Company contributed $3.4 million to these plans. The expected contributions from employer assets to the benefit plans for fiscal 2007 are $4.1 million.

Note 11—Income Taxes

The effective tax rate for the nine months ended June 30, 2007 was 42.7% compared to 52.6% for the nine months ended June 30, 2006. The effective tax rate is made up of federal, state, and non-U.S. income taxes, including the tax effect of non-deductible items mainly related to strategic organizational matters. The decrease in the effective tax rate was primarily due to an increase in pre-tax income and a resulting decrease in non-deductible items as a percentage of pre-tax income. The effective tax rate also decreased due to the impact of the reassessment of various tax reserves during the nine months ended June 30, 2006.

Note 12—Derivative Financial Instruments

The functional currency for Visa International is the U.S. dollar (“USD”). The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company’s policy is to enter into foreign exchange forward and option derivative instruments to manage the variability in expected future cash flows of certain foreign currency denominated revenues and expenses attributable to changes in foreign exchange rates. These derivative instruments are denominated in the foreign currency in which the exposures are denominated. All derivative instruments outstanding at June 30, 2007 and September 30, 2006 have maturities of less than 7 months and 16

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

months, respectively. The Company does not use foreign currency option or foreign exchange forward contracts for speculative or trading purposes. All derivatives are recorded on the consolidated balance sheet at fair value in other current assets or accrued and other liabilities and, depending on whether the derivative is designated as either a cash flow or balance sheet hedge, the resulting gains or losses from changes in fair value are accounted for accordingly.

Cash Flow Hedges

The Company enters into forward and option contracts to hedge certain operational (“cash flow”) exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses denominated in currencies other than USD.

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. The effective portion of changes in the fair value of cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), net of taxes, on the consolidated balance sheets. When the forecasted transaction occurs and is recognized in earnings, the amount in other comprehensive income (loss) related to that hedge is reclassified to revenue or operating expense. The balance accumulated in other comprehensive income (loss) was not significant at June 30, 2007 and the Company expects to reclassify the entire amount to earnings during fiscal 2007 and 2008 due to the recognition in earnings of the hedged forecasted transactions.

During fiscal 2006, the Company changed its methodology for effectiveness testing and measurement from including to excluding time value. The changes in time value are now reported immediately in operating expenses or revenues depending on the underlying hedged item. For the nine months ended June 30, 2007, the amount recorded in earnings related to excluded time value was immaterial.

The Company assesses effectiveness prospectively using regression analysis and retrospectively using a dollar offset test. Because time value is excluded from effectiveness, the effectiveness tests are performed on the foreign exchange forward and option contracts based on changes in the spot rate or strike rate of the derivative instrument compared to changes in the spot rate or strike rate of the forecasted hedged transaction. In the event there is recognized ineffectiveness or it becomes probable that the forecasted transaction will not occur, the related gains and losses on the cash flow hedge are reclassified from accumulated other comprehensive income (loss) on the consolidated balance sheet to other expense on the consolidated statement of operations at that time. For the nine months ended June 30, 2007, there were no gains or losses recognized in other expense due to measurable ineffectiveness, failure of an effectiveness assessment, probability of forecasted transaction not occurring, or the discontinuance of cash flow hedge accounting.

Balance Sheet Hedges

The Company uses forward rate contracts to economically hedge certain non-functional currency assets and liabilities to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These forward contracts are not designated for hedge accounting. The change in fair value of these derivatives is recorded in other expense and offsets the change in fair value of the underlying foreign currency denominated assets and liabilities.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

The following table provides information about the Company’s foreign currency forward and option contracts at June 30, 2007 and September 30, 2006:

June 30, 2007	USD Notional	Estimated Fair Value Gain (Loss)
Cash Flow Hedges:
Forward Contracts
Sell foreign currencies	$10,796	$(621)
Purchase foreign currencies	$25,886	$998
Option Contracts
Sell foreign currencies	$40,564	$(1,510)
Purchase foreign currencies	$4,494	$64
Balance Sheet Hedges:
Forward Contracts
Purchase foreign currencies	$4,276	$155

September 30, 2006	USD Notional	Estimated Fair Value Gain (Loss)
Cash Flow Hedges:
Forward Contracts
Purchase foreign currencies	$50,569	$(389)
Balance Sheet Hedges:
Forward Contracts
Purchase foreign currencies	$3,973	$132

The currencies underlying the foreign exchange forward and option contracts at June 30, 2007 consisted primarily of British pound, Brazilian real, and Singapore dollar. The Company’s derivative financial instruments are subject to both credit and market risk. Credit risk is the risk of loss due to failure of a counterparty to perform its obligations in accordance with contractual terms. Market risk is the potential change in an investment’s value caused by fluctuations in interest and currency exchange rates, credit spreads or other variables. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be material. Notwithstanding the Company’s efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks (as a result of an offset by the underlying cash flow being hedged) related to derivative instruments were not considered significant at June 30, 2007 and September 30, 2006.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Note 13—Commitments and Contingencies

Commitments

The Company’s future minimum payments on non-cancelable leases and marketing and other agreements, excluding payments to Visa Resources, at June 30, 2007 were as follows:

Years Ending September 30,	Leases	Marketing and Other	Total
2007 (remaining three months)	$4,646	$22,651	$27,297
2008	14,178	58,661	72,839
2009	10,568	51,141	61,709
2010	8,412	45,904	54,316
2011	7,125	44,151	51,276
2012	6,407	42,480	48,887
Thereafter	34,996	53,521	88,517

Total	$86,332	$318,509	$404,841

In March 2006, the Company entered into a global eight-year agreement to sponsor the Federation Internationale de Football Association (“FIFA”) and its events, commencing in January 2007. MasterCard Worldwide (“MasterCard”) filed suit against FIFA to prevent this agreement from going forward, and in December 2006 a federal court in New York granted MasterCard injunctive relief with the effect of awarding the sponsorship contemplated in the Visa-FIFA agreement to MasterCard instead. FIFA appealed the federal court’s decision. During the pendency of that appeal, MasterCard and FIFA negotiated a settlement and the federal court dismissed MasterCard’s suit. In June 2007, the Company and FIFA entered into a revised sponsorship agreement. The contractual payments under the agreement total $170.0 million over the eight-year term and are payable in annual installments. The first payment of $5.0 million was made in July 2007 and is included in accrued liabilities on the June 30, 2007 consolidated balance sheet. The remaining payments totaling $165.0 million are included as marketing commitments in the table above.

Contingencies

The Company has incentive agreements with members and other organizations for various programs designed to build payments volume, increase card issuance and acceptance, and increase other Visa branded transactions. These incentives are earned by members based on their performance over the term of the incentive agreements, which may range from one to seven years, and are recognized as a reduction of revenue in the same period as the related revenues are earned, based on management’s estimate of the members’ performance compared to the terms of the incentive agreement. Excluding anticipated revenue to be earned from higher payments and transaction volumes in connection with these agreements, the expected reduction of future earnings in the next five years resulting from these agreements is estimated to be a maximum of $444.7 million as of June 30, 2007.

Note 14—Legal Matters

Visa International is a party to various legal and regulatory proceedings. These proceedings involve complex claims that are subject to substantial uncertainties and unspecified damages and the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, Visa International has not established reserves for these legal and regulatory proceedings. In addition, under Visa International’s

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

membership agreement with Visa U.S.A. and Visa International’s operating regulations, Visa International believes it is indemnified against losses with respect to certain legal and regulatory proceedings pertaining to U.S. operations. If Visa International is not successful in its defense of any of these legal and regulatory proceedings, or if Visa U.S.A. does not meet its indemnification obligations or does not have adequate financial resources to fully indemnify Visa International, Visa International could incur judgments or fines or enter into settlement of claims that could have a material adverse effect on its results of operations, financial position or cash flows.

Visa International is presently involved in the matters described below and those described in Note 20 to the audited financial statements included in its 2006 Annual Report.

American Express/Discover

On October 4, 2004, Discover Financial Services, Inc. (Discover) filed an action against Visa U.S.A. and Visa International (collectively referred to in this note as “Visa”), as well as MasterCard International Incorporated (MasterCard) in United States District Court for the Southern District of New York. On November 15, 2004, American Express Travel Related Services Company, Inc. (American Express) filed a similar action in the same court against Visa U.S.A., Visa International, MasterCard, and certain of their member financial institutions. Both complaints seek treble damages and injunctive relief under Sections 1 and 2 of the Sherman Act, asserting that Visa’s bylaw 2.10(e) and MasterCard’s Competitive Programs Policy (CPP) prevented banks from issuing payment cards on the American Express and Discover networks. Discover also contends that Visa’s “Honor All Cards” rule reinforced the anticompetitive effects of bylaw 2.10(e).

Both lawsuits have been assigned to the district court judge who presided in United States v. Visa (the DOJ Case), in which the Department of Justice challenged bylaw 2.10(e) and the CPP. In the DOJ Case, the court in 2001 enjoined Visa and MasterCard from enacting, enforcing, or maintaining any bylaw, rule, policy, or practice that prohibits members from issuing general purpose or debit cards on any other general purpose card network. In accordance with this court order, Visa U.S.A. repealed bylaw 2.10(e). The court has deferred ruling on whether, or to what extent, it will give collateral estoppel effect in the American Express and Discover cases to factual findings made in the DOJ case.

The defendants moved to dismiss certain claims in the American Express and Discover cases. In the fall of 2005, the court granted MasterCard and Visa International’s motions to dismiss Discover’s attempted monopolization and monopolization claims against them, because Discover did not allege that either MasterCard or Visa International individually had sufficient market share to maintain these claims. The court denied Visa U.S.A.’s analogous motion, however, finding that Discover had alleged sufficient market share as to Visa U.S.A. The court also denied Visa and MasterCard’s motions to dismiss the plaintiffs’ debit card claims, ruling that the plaintiffs had properly alleged a debit card market. Visa’s motion to dismiss American Express’s exclusive-dealing claim was also denied.

Fact discovery was completed on May 31, 2007. At a hearing on April 25, 2007, the District Court for the Southern District of New York set a trial date of September 9, 2008 for both the American Express and Discover cases. The court also established deadlines and procedures for motions practice and expert discovery.

On June 7, 2007, Discover filed a Second Amended Complaint, which eliminated allegations related to the “Honor All Cards” rule, dropped attempted monopolization and monopolization claims against MasterCard and Visa International to conform to the court’s rulings on motions to dismiss, and made technical changes to names of the plaintiffs.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

On July 24, 2007, American Express and Discover served expert reports seeking substantial damages.

Debit/Credit Tying Cases (“Indirect Purchaser” Actions)

Forty so-called “indirect purchaser” actions have been filed against Visa and MasterCard in nineteen states and the District of Columbia. In these actions, the plaintiffs purport to represent classes of residents of one or more states who purchased goods at merchants that accepted Visa- or MasterCard-branded payment cards. They claim to have paid higher prices as a result of the purported “tying” and other alleged anti-competitive conduct. The plaintiffs assert claims under state antitrust statutes, state consumer protection statutes, and common law. Visa International is named as a defendant in only six of the cases, all filed in California, asserting claims against Visa International under the Cartwright Act and Section 17200 of the California Business and Professions Code.

In the California cases, consolidated before the Superior Court for the State of California in the City and County of San Francisco, Visa filed a motion for judgment on the pleadings based on California Proposition 64, which limits a plaintiff’s standing to bring claims under Section 17200. After oral argument, the court denied Visa’s motion on March 6, 2007. Visa is considering its options for appeal. The California Court of Appeal rejected a petition seeking immediate review of that decision on June 7, 2007.

Currency Conversion Litigation

State Litigation

In February 2000, an action (Schwartz) was filed in the Superior Court for the State of California in Alameda County against Visa International, Visa U.S.A. and MasterCard International under California Business and Professions Code Section 17200. The complaint sought injunctive relief and restitution in connection with Visa’s and MasterCard’s practice of charging United States issuers a 1% “currency conversion fee” on certain credit transactions made in a foreign currency.

In May 2004, a case against Visa International, Visa U.S.A. Inc. and MasterCard International (Shrieve) was filed in the California State Court for Alameda County alleging claims similar to Schwartz, but related to the 1% “currency conversion fee” imposed on foreign debit card transactions by U.S. cardholders.

In December 2004, a consumer class action complaint (Baker) was filed in the San Diego County Superior Court for the State of California against Visa International and Visa U.S.A. The complaint challenges the disclosure of the rates used by Visa to convert currency for foreign transactions. Plaintiffs sought restitution and injunctive relief. In January 2006, plaintiffs amended their complaint to add additional claims and expand the proposed class to include all cardholders, worldwide, for whom Visa has converted currencies.

In February 2005, a consumer class action complaint (Mattingly) was filed in the Superior Court for the State of California against Visa International and Visa U.S.A. for failure to disclose the 1% “currency conversion fee” when a U.S. cardholder purchased goods or services in a foreign currency after October 2002.

Federal Multidistrict Litigation (MDL)

More than seventeen federal purported class action lawsuits filed in Philadelphia, New York, Chicago and San Francisco against Visa International, Visa U.S.A., MasterCard International and various member banks were consolidated into a single suit before the Federal District Court for the Southern District of New York alleging that the defendants’ respective currency conversion processes violated federal antitrust statutes and that the bank-defendants’ disclosures to cardholders violated the requirements of the federal Truth in Lending Act (TILA) and Regulation Z.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Currency Conversion Settlement

On July 20, 2006, the parties executed a settlement agreement to resolve all federal MDL and state claims, including those on appeal. Under the agreement, the defendants collectively will pay $336.0 million to create a settlement fund to pay monetary claims by eligible cardholders, the costs of administering the settlement and notice to cardholders, and any court-approved fees and expenses to attorneys for the class and awards to the class representatives. Visa’s portion of the settlement fund is $100.1 million. Visa and MasterCard will pay an additional $32.0 million to resolve the claims in the Schwartz matter; Visa’s share is $18.6 million. The settlement agreement also includes provisions relating to disclosures on billing statements and other documents. The settlement is not expected to have a material impact on Visa International’s financial position or results of operations. The settlement agreement has been preliminarily approved by the United States District Court for the Southern District of New York.

Notice of the settlement began in 2007. In view of concerns raised by putative class members, the court appointed a special master to work with the parties to review and amend, as appropriate, the plan for class notice and distribution of the settlement fund and to determine whether the proposed settlement agreement is fair, adequate and reasonable with respect to all class members. The special master submitted his report on or about July 10, 2007, and recommended that the plan for notice and distribution of the fund be modified. On August 13, 2007, the court issued an order approving the claims procedure recommended by the special master. Revised notices, claim forms and a settlement schedule are to be submitted to the court by August 31, 2007. The court has set a conference for September 20, 2007 to discuss these submissions. On November 8, 2006, the court set a hearing on entry of Final Judgment and Order of Dismissal or the final fairness hearing for November 2, 2007 to review objections to the settlement. However, in light of the special master’s report, it is anticipated that the final fairness hearing will be moved to a later date.

Interchange Litigation

Multidistrict Litigation Proceedings

In fiscal 2005 and 2006, approximately fifty lawsuits—most of which were asserted as purported class actions—were filed on behalf of merchants who accept payment cards against Visa U.S.A., Visa International, MasterCard, and other defendants. Plaintiffs allege that defendants violated federal and state antitrust laws by setting interchange rates (among other claims, as described below). The suits seek treble damages for alleged overcharges in merchant discount fees, as well as injunctive and other relief.

On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order establishing a Multidistrict Litigation (MDL) in the Eastern District of New York. The Honorable John H. Gleeson was assigned to coordinate pretrial proceedings in the cases transferred to the MDL. On April 24, 2006, a consolidated amended class action complaint was filed, which supersedes the class action complaints filed previously. One additional class action was filed after the date of the consolidated class complaint; it has been conditionally transferred to MDL 1720 but has not yet been made part of the consolidated class. Visa U.S.A. is a defendant in the consolidated class action complaint and nine additional complaints filed on behalf of individual plaintiffs.

The consolidated class action complaint alleges that the setting of interchange violates Section 1 of the Sherman Act; that Visa’s “no surcharge” rule and other alleged Visa rules violate Section 1 of the Sherman Act; and that the rules and interchange together constitute monopolization, violating Section 2 of the Sherman Act and California’s Cartwright Act. The consolidated class action complaint further asserts that Visa ties “Payment

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Guarantee Services” and “Network Processing Services” to “Payment Card System Services” and engages in exclusive dealing, both in violation of Section 1 of the Sherman Act, and that offline debit interchange violates Section 1 of the Sherman Act and California’s Cartwright Act.

The individual complaints include similar claims and also allege that Visa impermissibly ties services for “Premium Credit Cards” to services for other Visa branded payment cards.

On June 9, 2006, Visa answered the consolidated class action complaint and moved to dismiss in part, or strike, claims for pre-January 1, 2004 damages. The parties are currently engaged in document production, written discovery, and non-substantive depositions. No trial date has been set.

On July 10, 2007, pursuant to a joint request by the parties, the court entered an amended scheduling order extending the deadline for fact discovery to June 30, 2008, expert discovery to February 20, 2009, and the deadline for completion of all summary judgment and other pretrial motions to March 27, 2009.

GMRI

On June 22, 2007, GMRI, Inc, filed suit against Visa International and various member banks of Visa U.S.A. and/or Visa International in the U.S. District Court for Minnesota. The suit is based on the litigation GMRI previously filed against Visa U.S.A. opting out of the retailers settlement reached in the In re Visa Check/MasterMoney Antitrust Litigation. Specifically, GMRI alleges that the defendants collectively fixed credit card and offline debit card interchange fees and that defendants conspired in “the imposition of various Anti-Steering Restraints and tying, bundling, and exclusive dealing arrangements on Merchants by Defendants.”

ATM Exchange

On November 14, 2005, ATM Exchange sued Visa U.S.A. and Visa International in United States District Court for the District of Ohio. The plaintiff asserts claims of promissory estoppel, negligent misrepresentation, and fraudulent misrepresentation, alleging that Visa’s “deferment” of a deadline for meeting heightened ATM data encryption testing and approval standards harmed the plaintiff by reducing demand for its ATM upgrade solution.

The parties have engaged in written discovery, party and third-party depositions, and expert discovery. On June 29, 2007, Visa U.S.A. and Visa International filed motions for summary judgment on liability and damages. Trial was tentatively scheduled for September 2007. On July 30, 2007, the court vacated the tentative September 2007 trial date. The court indicated if necessary, it would reschedule this date after ruling on the motions for summary judgment.

Intellectual Property Litigation

Cryptography Research, Inc.

In September of 2004, Cryptography Research, Inc. (“CRI”) filed a lawsuit against Visa International in U.S. District Court in California alleging breach of contract, misrepresentation, and patent infringement. The lawsuit arises from a 1998 license agreement between CRI and Visa International pursuant to which Visa International received the right to sublicense certain CRI technology for use in smart cards. After the license agreement was terminated, CRI claimed that Visa International was obligated to pay per-card royalties on certain smart cards. In addition, CRI has alleged that Visa International has infringed certain patents claimed by CRI.

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Discovery in this matter is currently ongoing. A patent claims construction hearing was held on November 8 and 9, 2005. On October 19, 2006, the parties received the first of eight pending claims construction orders. A second and third claims construction order was received on May 4, 2007. Fact discovery is ongoing.

On December 11, 2006, CRI filed a motion for leave to file a second amended complaint adding claims for breach of fiduciary duty and violation of Section 1 of the Sherman Act and California Unfair Competition laws. The court granted this motion and the Second Amended Complaint was filed on March 22, 2007. Visa International filed its answer to the Second Amended Complaint and related counterclaims on April 23, 2007.

Privasys

On June 20, 2007, Privasys, Inc. filed a complaint in the U.S. District Court for the Northern District of California against Visa International and Visa U.S.A. for patent infringement. Privasys alleges that Visa’s contactless payment technology infringes U.S. Patent No. 7,195,154, entitled “Method for Generating Customer Secure Card Numbers.” At this early stage it is not possible to make any reasonable evaluation of the claims alleged.

Vale Canjeable

On November 21, 2006, Vale Canjeable Ticketven, C.A., filed an action in the Fifth Municipal Court of Caracas against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. On November 29, 2006, the Fifth Municipal Court of Caracas granted a preliminary injunction prohibiting use of the “Vale” mark by Visa in the Venezuelan market of food vouchers.

In December 2006, Vale Canjeable Ticketven, C.A., also filed a claim with the Fourth Commercial Court of First Instance of Caracas alleging that the defendants infringed the plaintiff’s rights as the holder of the trademark registries and requesting that the Court: (i) declare the plaintiff is the only authorized user of the expression “Vale” in the Venezuelan market of food vouchers; (ii) prohibit the defendants from using the expression “Vale” in the Venezuelan market of food vouchers; and (iii) order the defendants to pay financial damages and legal costs. On March 21, 2007, defendants filed a motion with the Fourth Commercial Court of First Instance of Caracas asking them to revoke the preliminary injunction. This motion was denied on July 11, 2007. Visa International immediately filed an appeal of this decision with the First Instance Superior Court. The court that will hear Visa International’s appeal has not yet been assigned.

Note 15—Operating Segments

Statement of Financial Accounting Standard (“SFAS”) No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. This standard requires segmentation based on the Company’s internal organization and reporting of revenue and operating profit. The Company’s Chief Executive Officer is identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS 131. The Company is primarily structured in geographical segments, and the CODM reviews consolidated financial information related to revenues and operating profit for each of the following three geographic segments: Visa AP, Visa LAC and Visa CEMEA. The CODM also reviews financial information for the headquarters division, Visa Worldwide Services (“VWS”).

Visa AP, Visa LAC and Visa CEMEA provide products and services to their member financial institutions and generate service fees, international service revenues, data processing fees and other revenues. VWS earns service fees by charging cost-based fees to all Visa regions (including separately incorporated regions) based

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

primarily on payments volume. In addition, VWS earns international service revenue from foreign currency exchange activities in connection with the settlement of multi-currency transactions. Non-operating income, net, primarily relates to interest and dividend income from investments, rental income, and equity in earnings from unconsolidated subsidiaries, offset by interest expense on the Company’s borrowed funds at VWS.

The reports reviewed by the CODM are based on the Company’s internal management reporting process. The presentation of information in the Company’s management reports differs from U.S. GAAP primarily due to intercompany allocations and differences in reporting classifications.

The following table gives operating segment information as reviewed by the CODM and reconciled to the consolidated U.S. GAAP financial statements for the nine months ended June 30, 2007 and 2006:

Nine Months Ended June 30, 2007	Visa AP	Visa LAC	Visa CEMEA	VWS	Reclassifications	Consolidated Total
Total operating revenues	$530,714	$337,609	$185,592	$351,437	$(47,959)	$1,357,393
Total operating expenses	$313,458	$227,346	$146,525	$370,602	$(39,638)	$1,018,293
Operating income	$217,256	$110,263	$39,067	$(19,165)	$(8,321)	$339,100
Non-operating income, net	$10,585	$21,985	$5,824	$24,938	$8,321	$71,653
Income before provision for income taxes	$227,841	$132,248	$44,891	$5,773	$—	$410,753
Depreciation and amortization expense	$6,508	$2,529	$4,433	$18,208	$—	$31,678
Equity earnings from unconsolidated subsidiaries	$899	$1,098	$278	$2,249	$—	$4,524
Impairment of equity-method investment	$—	$—	$2,412	$—	$—	$2,412

Nine Months Ended June 30, 2006
Total operating revenues	$356,720	$180,359	$145,800	$338,151	$(47,787)	$973,243
Total operating expenses	$285,538	$176,776	$131,157	$287,115	$(40,288)	$840,298
Operating income	$71,182	$3,583	$14,643	$51,036	$(7,499)	$132,945
Non-operating income, net	$6,508	$18,222	$439	$12,837	$7,499	$45,505
Income before provision for income taxes	$77,690	$21,805	$15,082	$63,873	$—	$178,450
Depreciation and amortization expense	$5,398	$3,096	$7,061	$10,333	$—	$25,888
Equity earnings from unconsolidated subsidiaries	$1,603	$1,926	$420	$1,458	$—	$5,407

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

Amounts in the reclassification column of the above table consist of the following:

	Nine Months Ended June 30, 2007
	Operating Revenue	Operating Expense	Non- Operating Income
Fees allocated by VWS to Visa AP, Visa LAC, and Visa CEMEA	$(51,056)	$(51,056)	$—
Classification of facilities income and expense	—	7,283	7,283
Other revenue, expense and non-operating income classifications	3,097	4,135	1,038

	$(47,959)	$(39,638)	$8,321

	Nine Months Ended June 30, 2006
	Operating Revenue	Operating Expense	Non- Operating Income
Fees allocated by VWS to Visa AP, Visa LAC, and Visa CEMEA	$(48,421)	$(48,421)	$—
Classification of facilities income and expense	—	6,875	6,875
Other revenue, expense and non-operating income classifications	634	1,258	624

	$(47,787)	$(40,288)	$7,499

The following table provides segment assets as of the dates indicated:

	Total Assets				Consolidated Total
	Visa AP	Visa LAC	Visa CEMEA	VWS
June 30, 2007	$163,820	$192,598	$222,127	$1,762,006	$2,340,551
September 30, 2006	$152,036	$157,103	$164,013	$1,539,387	$2,012,539

Note 16—Subsequent Event

(i) Change in Visa Retirement Plan

In August 2007, the Company approved changes to the Visa Retirement Plan in the United States and will begin transitioning from a defined benefit driven plan to a cash balance benefit driven plan, effective January 1, 2008. The change to a cash balance benefit formula will take effect immediately for United States employees hired or rehired after December 31, 2007. However, for employees hired before January 1, 2008 (and not rehired thereafter), the current Retirement Plan benefit formula will be grandfathered for a three year period, grandfathered employees will continue to accrue benefits under their current Visa Retirement Plan benefit formula, and their accrued benefits as of December 31, 2010 (the last day of the grandfather period) or the date they terminate employment, if earlier, will be preserved. After that date, employees will not accrue any additional benefits under the current Visa Retirement Plan benefit formulas and all future benefit accruals will be under the cash balance benefit formula.

As a result of the above Visa Retirement Plan change in the United States, the impact of the adoption of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” previously reported is expected to be reduced. With respect to the Company’s portion of the United States pension and postretirement plans at September 30, 2007, the after tax impact of adopting SFAS No. 158 is expected to reduce

VISA INTERNATIONAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Unaudited (Continued)

(In thousands, except as noted)

member’s equity by approximately $3.1 million as compared to the previously reported amount of $19.2 million in Note 3 to the fiscal 2006 audited financial statements.

(ii) Settlement Agreement with American Express

Visa Inc., Visa U.S.A. and the Company entered into an agreement with American Express that became effective on November 9, 2007 to settle previously disclosed litigation, American Express Travel Related Services Co., Inc. v. Visa U.S.A. Inc. et al, that had been pending since 2004. The settlement ends all current litigation between American Express and Visa U.S.A. and Visa International as well as five co-defendant banks.

Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from the five co-defendant banks. An initial payment of $1.13 billion will be made on or before March 31, 2008, including $945 million from Visa Inc. and $185 million from the five co-defendant banks. Beginning March 31, 2008, Visa will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion.

Visa Inc.’s consolidated future maximum payments under the settlement agreement are as follows:

For the fiscal years ending September 30,	(in millions)
2008	$1,155
2009	280
2010	280
2011	280
2012	70

Total Future Commitments	$2,065

To account for the agreement, Visa U.S.A., which became a wholly-owned subsidiary of the Company upon the consummation of the reorganization in October 2007, expects to record litigation expense in its fiscal 2007 financial statements equal to the present value of the total payments it expects to make, which totals a maximum of approximately $1.9 billion. The settlement will be funded by the members of Visa U.S.A. through Visa Inc.’s retrospective responsibility plan, which consists of several related mechanisms, including, a series of agreements with U.S. financial institutions to fund the financial obligations of certain litigation, including the American Express litigation covered by this settlement agreement.

             Shares

Class A Common Stock

PROSPECTUS

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission and                 .

Amount to be Paid
Filing Fee—Securities and Exchange Commission		$307,000
Listing Fee		*
Fee—Financial Industry Regulatory Authority		75,500
Blue Sky Fees and Expenses		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Fees and Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes and empowers each Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified. The registrant’s certificate of incorporation provides for indemnification of the registrant’s directors, officers, employees and agents to the fullest extent permitted under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its executive officers and directors, which require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the company or its stockholders; (ii) for acts or omissions not in good faith or which include intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (certain unlawful payments of dividend or unlawful stock purchases or redemptions); or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation includes such a provision.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the law. The registrant maintains standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies, (1) to the registrant’s directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (2) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

The foregoing statements are subject to the detailed provisions of Sections 145 and 102(b)(7) of the DGCL and the registrant’s certificate of incorporation which has been filed as an exhibit to this registration statement.

Item 15.	Recent Sales of Unregistered Securities.

Upon incorporation, on May 24, 2007, the registrant issued 100 shares of common stock to Visa International Service Association for an aggregate subscription price of $1.00, representing a price per share of $0.01. In connection with this issuance, the registrant relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Other than the foregoing issuance, the registrant has not sold any unregistered securities during the previous three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) All consolidated financial statement schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 9th day of November, 2007.

VISA INC.

By	/S/ JOSEPH W. SAUNDERS
Name:	Joseph W. Saunders
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Joseph W. Saunders and William M. Sheedy and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for each and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOSEPH W. SAUNDERS Joseph W. Saunders	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	November 9, 2007

/S/ BYRON H. POLLITT Byron H. Pollitt	Chief Financial Officer (principal financial officer and principal accounting officer)	November 9, 2007

/S/ HANI AL-QADI Hani Al-Qadi	Director	November 9, 2007

/S/ THOMAS CAMPBELL Thomas Campbell	Director	November 9, 2007

/S/ GARY COUGHLAN Gary Coughlan	Director	November 9, 2007

/S/ MARY B. CRANSTON Mary B. Cranston	Director	November 9, 2007

/S/ CHARLES T. DOYLE Charles T. Doyle	Director	November 9, 2007

/S/ FRANCISCO JAVIER FERNANDEZ-CARBAJAL Francisco Javier Fernandez-Carbajal	Director	November 9, 2007

Signature	Title	Date

/S/ PETER HAWKINS Peter Hawkins	Director	November 9, 2007

/S/ SUZANNE NORA JOHNSON Suzanne Nora Johnson	Director	November 9, 2007

/S/ ROBERT W. MATSCHULLAT Robert W. Matschullat	Director	November 9, 2007

/S/ DAVID I. MCKAY David I. McKay	Director	November 9, 2007

/S/ CATHY ELIZABETH MINEHAN Cathy Elizabeth Minehan	Director	November 9, 2007

/S/ DAVID J. PANG David J. Pang	Director	November 9, 2007

/S/ CHARLES W. SCHARF Charles W. Scharf	Director	November 9, 2007

/S/ SEGISMUNDO SCHULIN-ZEUTHEN Segismundo Schulin-Zeuthen	Director	November 9, 2007

/S/ WILLIAM SHANAHAN William Shanahan	Director	November 9, 2007

/S/ JOHN A. SWAINSON John A. Swainson	Director	November 9, 2007

/S/ JOHANNES (HANS) I. VAN DER VELDE Johannes (Hans) I. van der Velde	Director	November 9, 2007

Exhibit Index

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Visa Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Visa Inc. on October 4, 2007)

3.2	Amended and Restated Bylaws of Visa Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Visa Inc. on October 4, 2007)

4.1	Form of stock certificate of Visa Inc.*

4.2	Except as set forth in Exhibit 4.1 above, the instruments defining the rights of holders of long-term debt securities of Visa Inc. and its subsidiaries have been omitted(1)

5.1	Opinion of White & Case LLP as to the legality of the securities being registered*

10.1	Settlement Agreement, dated June 4, 2003, by and among Visa U.S.A. Inc. and Wal-Mart, Limited Brands, Sears, Safeway, Circuit City, National Retail Federation, Food Market Institute, International Mass Retail Association and Bernie’s Army-Navy Store (incorporated by reference to Exhibit 10.1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.2	Master Agreement, with effective date of January 1, 2005, and as amended and supplemented on March 31, 2005, June 15, 2005, June 30, 2005, November 9, 2005, August 11, 2006, January 16, 2007, March 1, 2007, April 20, 2007, and July 23, 2007, by and between JP Morgan Chase Bank NA and Visa U.S.A. Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on August 29, 2007)

10.3	Chase Freedom Incentive Funding Schedule, with effective date of September 1, 2007, by and between JP Morgan Chase Bank NA and Visa U.S.A. Inc.†

10.4	Amended and Restated Agreement, with effective date of January 1, 2006, and as amended June 22, 2007, by and among Bank of America NA, MBNA America and Visa U.S.A. Inc. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on August 2, 2007)

10.6	Visa Inc. 2007 Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.7	Letter of Employment, dated June 4, 2007, by and between Joseph W. Saunders and Visa International Service Association (incorporated by reference to Exhibit 10.6 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.8	Offer Letter, dated August 21, 2007, by and between Byron H. Pollitt and Visa, Inc. (incorporated by reference to Exhibit 10.72 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.9	Visa U.S.A. Long Term Incentive Plan for fiscal 2006 (incorporated by reference to Exhibit 10.7 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.10	Visa Excess Retirement Plan, amended and restated effective as of June 1, 2005 (incorporated by reference to Exhibit 10.9 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.11	Visa 2005 Deferred Compensation Plan, effective as of January 1, 2005 (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)

10.12	Visa Excess Thrift Plan, amended and restated effective as of June 1, 2005 (incorporated by reference to Exhibit 10.11 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.13	Judgment Sharing Agreement among Defendants in the AMEX case by and between Visa U.S.A. Inc. and the signatory banks thereto (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

Exhibit Number	Description of Documents

10.14	Form of Interchange Judgment Sharing Agreement among Visa Inc. and the other parties thereto (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.15	Form of Loss Sharing Agreement by and among Visa U.S.A. Inc., Visa International Service Association, Visa Inc. and each Member of Visa U.S.A. Inc. that executes and delivers a counterpart signature page to the agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.16	Form of Escrow Agreement among Visa Inc., Visa U.S.A. Inc. and the escrow agent (incorporated by reference to Exhibit 10.15 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.17	Form of Framework Agreement among Visa Inc., Visa Europe Limited, Inovant LLC, Visa International Services Association and Visa U.S.A. Inc. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.18	Form of Litigation Management Agreement by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on August 22, 2007)

10.19	Form of Visa Europe Put-Call Option Agreement by and among Visa Inc. and Visa Europe Limited (incorporated by reference to Exhibit 10.19 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on June 22, 2007)

10.20	Office Lease, with effective date of April 18, 1991, and as amended on May 14, 1992, September 1, 1995, July 1, 1998, and April 8, 2004, by and between Visa U.S.A. Inc. and Landlord (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.21	Data Center Lease, with effective date of April 18, 1991, and as amended on April 8, 2004, by and between Visa U.S.A. Inc. and Landlord (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on July 24, 2007)†

10.22	Offer Letter, dated August 21, 2007, by and between Byron Pollitt, Jr. and Visa Inc. (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on August 29, 2007)

10.23	Amended and Restated Global Restructuring Agreement, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, Visa Canada Association, Visa Asia Pacific, Visa Latin America (incorporated by reference to Exhibit 2.1 to Amendment No. 5 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on September 13, 2007)

10.24	Inovant Long Term Incentive Plan for fiscal 2006, as amended

10.25	Visa U.S.A. Long Term Incentive Plan for fiscal 2007

10.26	Inovant Long Term Incentive Plan for fiscal 2007

10.27	Visa Inc. Special Bonus Plan for fiscal 2007 Plan Administration Guidelines

10.28	Offer Letter, dated June 20, 2007, by and between John (Hans) C. Morris and Visa Inc.

10.29	Offer Letter, dated December 17, 2003, by and between Josh Floum and Visa U.S.A.

Exhibit Number	Description of Documents

10.30	Employment Agreement, dated October 1, 2004, by and between John Partridge and Inovant LLC.

21.1	List of subsidiaries of Visa Inc.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.3	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.4	Consent of White & Case LLP (included as part of Exhibit 5.1)*

24	Power of Attorney (included in signature page)

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.
*	To be filed by amendment.
(1)	We have agreed to furnish to the SEC, upon request, a copy of each instrument with respect to issuances of long-term debt of Visa Inc. and its subsidiaries.